As submitted confidentially with the Securities and Exchange Commission on May 11, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

Maxeon Solar Technologies, Pte. Ltd.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Singapore

(Jurisdiction of incorporation or organization)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Jeffrey W. Waters

51 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Copies to:

Randi C. Lesnick, Esq.

Bradley C. Brasser, Esq.

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3452

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	NASDAQ Global Select Market

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

                    , 2020

Dear SunPower Shareholder:

On November 11, 2019, we started a new chapter for SunPower.

We announced plans to separate into two independent, industry-leading, publicly traded companies—SunPower Corporation (“SunPower”) and Maxeon Solar Technologies, Ltd. (“Maxeon Solar”). The two new companies will benefit both from becoming independent of each other and utilizing their respective strengths and extensive experience across the solar value chain.

SunPower: Pure Play, Focused DG Energy Services Company Leveraging World’s Best Solar Platform

SunPower will continue as the leading North American distributed generation, storage and energy services company. We will leverage our strong dealer network, which is the largest residential and commercial franchise in the industry. I will continue to lead SunPower and the company will remain headquartered in Silicon Valley. Our focus will be on product innovation, downstream high-efficiency solar systems, and high-growth storage and energy services. We will also continue our commitment to American manufacturing by owning and operating our facility in Hillsboro, Oregon.

To maximize our outstanding research and development team, SunPower and Maxeon Solar will cooperate to develop and commercialize our next generation solar panel technologies, with early stage research conducted by SunPower and deployment-focused innovation and scale up carried out by Maxeon Solar.

Maxeon Solar: Advanced Technologies Deployed at Scale

SunPower Technologies business unit leader Jeff Waters will take on the role of CEO of Maxeon Solar. Maxeon Solar is set to be a leading global technology innovator, manufacturer and marketer of premium solar panels. Maxeon Solar will market its solar panels under the SunPower brand into the global solar power marketplace, and into the United States and Canada via a multi-year exclusive supply agreement to be entered into with SunPower at the time of separation. We believe Maxeon Solar will be positioned to expand on SunPower’s well-established market channels and to increase international sales in some of the fastest-growing solar markets outside of North America.

Investment to Accelerate Next Generation Solar Panel Technology

The planned separation was structured to facilitate the investment by Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”). TZS is a premier global supplier of silicon wafers and long-time partner of SunPower. TZS believes in the technology and knows it well. In fact, SunPower and TZS have cooperated on seven joint ventures and joint development projects since 2012.

Separation Implementation

To implement the separation, SunPower will first transfer its solar cell and panel manufacturing facilities located in France, Malaysia, Mexico and the Philippines and technology and manufacturing upstream operations and international sales capability to Maxeon Solar. The company will then subsequently distribute all of the Maxeon Solar ordinary shares held by SunPower to SunPower shareholders, pro rata to their respective SunPower holdings.

Each SunPower shareholder will receive                  Maxeon Solar shares for every                  SunPower shares they hold or have acquired and do not sell or otherwise dispose of prior to the close of business on                 , 2020. The distribution generally should not be taxable to SunPower shareholders for Singapore withholding and income tax and for U.S. federal income tax purposes. An application will be made to list the Maxeon Solar shares on the NASDAQ Global Select Market under the symbol “MAXN.” Trading in Maxeon Solar shares is expected to begin on the NASDAQ on                 , 2020.

In connection with the distribution, on November 8, 2019, Maxeon Solar, SunPower and, for the limited purposes set forth therein, Total Solar INTL SAS (“Total”), an affiliate of Total S.A., and TZS entered into an investment agreement pursuant to which, immediately following the distribution and in exchange for a purchase price of $298 million, TZS will acquire, and Maxeon Solar will issue, additional Maxeon Solar shares representing approximately 28.848% of the total number of Maxeon Solar shares outstanding immediately following the distribution and investment. In connection with the TZS investment, Maxeon Solar, Total and TZS will enter into a shareholders agreement relating to certain rights and obligations of each of Total and TZS as a holder of Maxeon Solar shares. Maxeon Solar expects that the investment by TZS will finance continued scale-up of Maxeon 5 and 6 capacity (marketed in the United States as A-Series) and accelerate the development and commercialization of our next-generation Maxeon 7 panels. We believe this will allow Maxeon Solar to increase its distributed generation market share and accelerate profit growth.

You do not need to take any action to receive Maxeon Solar shares to which you are entitled as a SunPower shareholder, and you do not need to pay any consideration or surrender or exchange your SunPower shares.

We encourage you to read the enclosed Registration Statement on Form 20-F, which is being made available to all SunPower shareholders and is also publicly available. The Form 20-F describes the separation in more detail and contains important business and financial information about Maxeon Solar.

COVID-19 Pandemic

As I write this letter, I want to address the ongoing COVID-19 pandemic, as it affects how our teams around the globe work and how we operate our company, including manufacturing, selling, installing and servicing. Our priority during this global pandemic has been to enhance our already stringent health and safety standards to protect our employees, customers and those in the communities we serve, while we thoughtfully manage market impacts. We’ve taken prudent measures to reduce costs and continue to evaluate further actions as needed. These actions, in addition to having the industry’s best technology and innovative product suite, will position SunPower, and ultimately Maxeon Solar, well for when the solar industry returns to strong growth.

Now is the Time for this Type of Transaction

The solar industry is at an inflection point. Recent forecasts by Bloomberg New Energy Finance estimate that global deployed capacity will reach more than 1,500 gigawatts in just five years and that solar will generate 40% of the world’s electricity by 2050.

We believe we now have the opportunity for our two powerhouse companies to fulfill and exceed those projections and continue to build long-term shareholder value. With two distinct publicly traded companies, we believe SunPower and Maxeon Solar will be better-positioned to capitalize on significant growth opportunities and focus resources on their respective businesses and strategic priorities.

We appreciate your investment in us, and your continuing support of SunPower, and look forward to your future support of both companies. Together, we can change the way our world is powered.

Sincerely,

Thomas H. Werner

Chief Executive Officer and Chairman of the Board

SunPower Corporation

                    , 2020

Dear Maxeon Solar Shareholder:

It is my pleasure to welcome you as a shareholder of our new company, Maxeon Solar Technologies, Ltd. Built on decades of technological innovation and investment, we are a leading global technology innovator, manufacturer and marketer of premium solar panels.

As the industry evolves, we need to evolve with it. Solar equipment manufacturing will consolidate around a handful of leaders that compete on technological innovation and the lower costs that come with scale. Meanwhile, distributed generation has emerged as a fast-growing market that complements the utility-scale solar power plant market. Maxeon Solar addresses distributed generation opportunity with one of the industry’s most powerful global go-to-market channels, positioning the company as a leader in the residential and commercial rooftop segments. In the large-scale and utility segment, our Huansheng Performance Line joint venture provides a very strong platform for us to scale our business in a highly capital efficient manner.

The spin-off of Maxeon Solar completes our efforts to align with these market trends. At our foundation is over three decades of Silicon-Valley based technology leadership, designing and manufacturing the world’s best solar panels—more power and unparalleled durability. For residential and commercial rooftop markets, our interdigitated back contact (IBC) Maxeon Line of panels consistently sets the industry standard for highest efficiency. For large-scale commercial and power plant markets, our Performance Line panels offer our customers performance advantages at competitive cost, and will enable us to drive growth and scale that benefit the entire company. As an independent company with significant new capital, Maxeon Solar can scale these panel technologies more quickly and expand our product offerings to include complementary technologies that will better monetize our channel relationships. Centering our operations in Asia will also enable us to drive costs lower, sustaining our competitiveness within the industry. Finally, while we will still benefit from our relationship with SunPower in both branding and US distribution, we will now have an increased focus on expanding sales opportunities around the world. Our team will leverage proven and growing sales and distribution channels supplying customers in more than 100 countries on seven continents.

Our enclosed Registration Statement on Form 20-F covers the details of the transaction, and I encourage you to study it thoroughly. The key elements you need to know are these: upon closing, you will receive                      Maxeon Solar shares for every                     SunPower shares that you own upon the close of business on                     , 2020. Immediately after the distribution, Maxeon Solar will issue new shares that will be purchased by our long-time partner, Tianjin Zhonghuan Semiconductor (TZS). TZS will invest $298 million in Maxeon Solar, substantially strengthening our balance sheet. After this capital injection, TZS will own approximately 28.848% of the outstanding Maxeon Solar shares. Maxeon Solar shares will be listed on the NASDAQ under the symbol “MAXN,” and trading in Maxeon Solar shares is expected to begin on the NASDAQ on                     , 2020.

Our team is excited and energized by the growth we can realize with Maxeon Solar as an independent company, and the benefits it will bring to our investors, employees and the planet.

Sincerely,

Jeffrey W. Waters

Chief Executive Officer

Maxeon Solar Technologies, Ltd.

i

(continued)

(continued)

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this registration statement using a number of conventions, which you should consider when reading the information contained herein. We are currently registered with the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”) under the name “Maxeon Solar Technologies, Pte. Ltd.” Following the separation and prior to the distribution described in this registration statement, we will convert to a public company under the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”) and will change our name to “Maxeon Solar Technologies, Ltd.” and amend our constitution to a public company constitution as described in this registration statement. In this registration statement, “we,” “us,” “our” and “Maxeon Solar” shall refer to Maxeon Solar Technologies, Pte. Ltd. (prior to the conversion) or Maxeon Solar Technologies, Ltd. (after the conversion), or such respective entities and the Maxeon Business (defined below) collectively, as the context may require.

We publish combined financial statements expressed in U.S. dollars. Our combined financial statements responsive to Item 17 of this Form 20-F are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

We have prepared this registration statement to register our shares under the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with the trading of our shares on the NASDAQ Global Select Market (“NASDAQ”). Maxeon Solar Technologies, Pte. Ltd. was formed in the third quarter of 2019 in Singapore to serve as the holding company of businesses to be contributed to Maxeon Solar by our parent, SunPower Corporation (“SunPower”) in connection with a spin-off of the following businesses that are currently held by SunPower (collectively, the “Maxeon Business”):

•	SunPower’s non-U.S. manufacturing business, including solar cell and module manufacturing facilities located in France, Malaysia, Mexico and the Philippines;

•	SunPower’s international sales and distribution business outside of the 50 U.S. states, the District of Columbia and Canada;

•

a 20% interest in Huansheng Photovoltaic (Jiangsu) Co., Ltd. (formerly known as Dongfang Huansheng Photovoltaic (Jiangsu) Co., Ltd.) (“Huansheng”), a joint venture to manufacture Performance solar panels (the “Performance Line” or “P-Series”) in China;

•	an 80% interest in SunPower Systems International Limited, an international sales company based in Hong Kong;

•	a 25% interest in Huaxia CPV Power Co. Ltd., a joint venture to manufacture and deploy low-concentration photovoltaic concentrator technology in Inner Mongolia and other regions in China; and

•	an 8% interest in Deca Technologies Inc., a privately held intellectual property holding company with headquarters in Tempe, Arizona.

Additionally, this registration statement uses the following conventions:

•

“Internal Transactions” refers to the series of internal transactions SunPower will complete prior to the distribution, following which we will hold, directly or through our subsidiaries, the Maxeon Business. The Internal Transactions are described in more detail under “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us” or “Internal Transactions”;

•

“separation” shall refer to the transaction in which SunPower will contribute certain non-U.S. operations and assets of its SunPower Technologies business unit to us, including its interests in each of SunPower Energy Corporation Limited, SunPower Corporation Limited, SunPower Manufacturing Corporation Limited, Huansheng Photovoltaic (Jiangsu) Co., Ltd., SunPower Solar Energy Technology (Tianjin) Co., Ltd., Huaxia CPV Power Co. Ltd., Hohhot Huanju New Energy Development Co., Ltd.,

SunPower Systems International Limited, SunPower Energy Solutions France SAS, SunPower Philippines Manufacturing Ltd., SunPower Malaysia Manufacturing Sdn. Bhd., SunPower Solar Malaysia Sdn. Bhd., SunPower Corporation UK Limited, SunPower Systems Sarl, Deca Technologies Inc., SunPower Energy Systems Singapore Pte. Ltd., and SunPower Corporation Mexico S. de R.L. de C.V., as well as other intermediate holding companies and subsidiaries related to these entities;

•	“distribution” shall refer to the transaction in which SunPower will spin off Maxeon Solar through a pro rata distribution to SunPower shareholders of 100% of our shares held by SunPower;

•	“spin-off” refers collectively to the separation and the distribution; and

•

“investment” shall refer to the anticipated transaction in which, immediately after the distribution, Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), will purchase from us, for $298.0 million, additional shares that will, in the aggregate, represent approximately 28.848% of our outstanding shares on a fully diluted basis after giving effect to the spin-off and the investment.

Unless otherwise indicated or required by the context, in this registration statement, our disclosure assumes that the consummation of the spin-off has occurred. Although we will not acquire each of our businesses until shortly before the spin-off, the operating and other statistical information with respect to each of our businesses is presented as of December 29, 2019, unless otherwise indicated, as if we owned such businesses as of such date.

MAXEON is a registered trademark of Maxeon Solar or its subsidiaries in various jurisdictions including the United States, and SUNPOWER is a registered trademark of SunPower Corporation in the United States and a registered trademark of Maxeon Solar or our subsidiaries in various jurisdictions other than the United States.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial information included in this Form 20-F is based on the combined financial statements of the Maxeon Business after giving effect to the spin-off and the investment and applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial information. The historical column in the Unaudited Pro Forma Combined Statement of Operations for the year ended December 29, 2019 is derived from the Combined Statement of Operations of the Maxeon Business for the year ended December 29, 2019 included in this Form 20-F. The historical column in the Unaudited Pro Forma Combined Balance Sheet is derived from the Combined Balance Sheet of the Maxeon Business as of December 29, 2019 included in this Form 20-F. The unaudited pro forma combined financial information was prepared by our management for illustrative purposes and is not intended to represent our combined financial position or combined results of operations of the Maxeon Business in future periods or what the financial position or the results of operations actually would have been had we completed the proposed spin-off and investment during the specified periods or as of the specified date.

MARKET INFORMATION

This Form 20-F contains certain industry and market data that were obtained from third-party sources, such as industry surveys and industry publications, including, but not limited to, publications by Wood MacKenzie, Institute of Electrical and Electronics Engineers (“IEEE”), PV Infolink and Bloomberg New Energy Finance. This Form 20-F also contains other industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.

v

In addition, industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that any projections they contain are based on a number of significant assumptions. Forecasts, projections and other forward-looking information obtained from these sources involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section “Special Note About Forward-Looking Statements” below. You should not place undue reliance on these statements.

UNIT OF POWER

When referring to our solar power systems, our facilities’ manufacturing capacity and total sales in this Form 20-F, the unit of electricity in watts for kilowatts (“KW”), megawatts (“MW”) and gigawatts (“GW”) is direct current (“DC”), unless otherwise noted as alternating current (“AC”).

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain “forward-looking statements” that involve risks and uncertainties. Forward-looking statements are statements that do not represent historical facts and the assumptions underlying such statements. We use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “potential,” “expect,” “intend,” “may,” “will,” “would,” “should,” “plan,” “predict,” “project,” “outlook” and similar expressions to identify forward-looking statements. Forward-looking statements in this Form 20-F include, but are not limited to: (a) our expectations regarding pricing trends, demand and growth projections; (b) anticipated product launch timing and our expectations regarding ramp, customer acceptance, upsell and expansion opportunities; (c) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (d) our upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for our Maxeon 5 and 6, next-generation Maxeon 7 and Performance Line solar panels, expected cost reduction, and future performance; (e) our strategic goals and plans, including partnership discussions with respect to our next generation technology, and our ability to achieve them; (f) our financial plans; (g) our expectation that the spin-off takes place as contemplated or at all; and (h) our expectations regarding the potential outcome, or financial or other impact on us or any of our businesses of the spin-off, or regarding potential future sales or earnings of us or any of our businesses or potential shareholder returns. You should not place undue reliance on these statements.

Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that: (i) any new products will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels; (ii) we will be able to realize any of the potential strategic benefits or opportunities as a result of the spin-off; (iii) shareholders will achieve any particular level of shareholder returns; (iv) we, or any of our businesses, will be commercially successful in the future, or achieve any particular credit rating or financial results; or (v) the spin-off will be successful.

In particular, our expectations could be affected by, among other things:

•

uncertainties regarding the impact of global economic conditions, particularly slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters or outbreaks of disease, such as the existing COVID-19 pandemic, and the resulting impact on manufacturing and sales;

•	competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing;

•	our liquidity and substantial indebtedness;

•	political and economic conditions and changes in public policy, including the imposition and applicability of tariffs;

•

regulatory changes, including changes in tax laws and other local, state, and federal laws and regulations applicable to our business, and the availability of economic incentives promoting use of solar energy;

•	the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships;

•	fluctuations in our operating results;

•	appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise;

•	challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships;

•	potential product recalls;

•	challenges in executing transactions key to our strategic plans;

•	the potential volatility in the price of our shares; and

•	uncertainties regarding future sales or dispositions of our shares.

Some of these factors are discussed in more detail in this Form 20-F, including under “Item 3. Key Information—3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this Form 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Form 20-F as a result of new information, future events or otherwise.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

The Form 20-F has not been lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Form 20-F and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares may not be issued, circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than pursuant to, and in accordance with, the conditions of a prospectus registration exemption under Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”).

WAIVER OF SINGAPORE CODE ON TAKE-OVERS AND MERGERS

On January 30, 2020, the Securities Industry Council of Singapore waived the application of the Singapore Code on Take-overs and Mergers to us, subject to certain conditions. Pursuant to the waiver, for as long as we are not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the Tier 1 exemption set forth in Rule 14d-1(c) under the Exchange Act (the “Tier 1 Exemption”) is available and the offeror relies on the Tier 1 Exemption to avoid full compliance with the tender offer regulations promulgated under the Exchange Act, the Singapore Code on Take-overs and Mergers shall not apply to us. In connection with receipt of the waiver, the Board of Directors of SunPower (the “SunPower Board”) submitted to the Securities Industry Council of Singapore a written confirmation to the effect that it is in the interests of SunPower shareholders who will become holders of Maxeon Solar shares as a result of the spin-off that a waiver of the provisions of the Singapore Code on Take-overs and Mergers is obtained.

SUMMARY

This summary highlights selected information from this Form 20-F and provides an overview of our company, our separation from SunPower and the distribution by SunPower of our shares to our shareholders. For a more complete understanding of our business and the spin-off, you should read this entire Form 20-F carefully, particularly the discussion under “Item 3. Key Information—3.D. Risk Factors” of this Form 20-F and our combined financial statements and the notes to those financial statements appearing elsewhere in this Form 20-F.

Overview

We are one of the world’s leading global manufacturers and marketers of premium solar power technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels across six continents. Headquartered in Singapore, we manufacture our solar cells in Malaysia and the Philippines, assemble solar cells into panels in France, Mexico and China (through our joint venture, Huansheng), and sell our products across more than 90 countries.

Our solar cells and panels have the highest conversion efficiency in the industry, a measurement of the amount of sunlight converted by the solar cell into electricity. We achieve this performance through two product technologies: the “Maxeon Line,” which utilizes our interdigitated back contact (“IBC”) technology, and the “Performance Line,” which utilizes our shingled cell technology.

For the Maxeon Line, our technological advantage is the result of innovative device architecture and manufacturing which produces back-contact, back-junction cells that enable our panels to deliver more electricity, last longer and more effectively resist degradation. We believe that our technology allows us to deliver:

•	superior performance, with our technology having the ability to generate up to 35% more power using the same area of conventional solar cell;

•	superior energy yield per rated watt of power of up to 8% annually compared with conventional panels;

•

superior reliability, which results in the industry’s lowest degradation rate and up to 55% more energy in any given amount of roof space over the first 25 years of a system’s operation as compared to conventional panels;

•	solar systems that are designed to generate electricity over a system life typically exceeding 25 years and backed by a combined product and power warranty covering the same period; and

•	superior aesthetics, with our uniformly black surface design that eliminates highly visible reflective grid lines and metal interconnection ribbons.

For the Performance Line, our technological advantage is the result of a solar cell-shingling manufacturing process that enables our panels to deliver more electricity, have higher reliability and greater resilience to environmental effects as compared with the products of our competitors. We believe that our technology allows us to deliver:

•	high efficiency (20%) panels at a competitive price, utilizing conventional passivated emitter and rear cell (PERC) solar cells;

•

superior reliability, which results in the industry’s lowest degradation rate and up to 25% more energy in any given amount of roof space over the first 25 years of a system’s operation as compared to conventional panels; and

•	patented string design which enhances energy yield, limits power loss due to shading and dirt build-up, enables closer row spacing and reduces installation cost.

Combined with our superior technology, we believe that our business is further differentiated from our competitors through our market expertise, differentiated brand, and global distribution channels that have resulted in us having strong market position across distributed generation markets globally. Our business and commercial differentiating factors include:

•	well-established supply chain and distribution channels derived from what we believe to be unmatched market experience and a long-standing leadership position;

•	long-term customer relationships in key markets applications;

•	well established brand with a reputation for superior product quality and performance;

•	manufacturing facilities strategically located worldwide targeting cost reduction and logistics optimization throughout the supply chain;

•	deep global presence and exposure to some of the fastest growing distributed generation solar end markets in the world; and

•	strategic partnerships with companies that lead globally in areas such as distribution channel, supply chain and technological development.

With our Performance Line joint venture, Huansheng, we have a compelling product for the large commercial and power plant markets, and have been building our presence in these markets through a strong international presence, brand and reputation for quality and innovation.

COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) a pandemic, which continues to spread globally and has resulted in authorities implementing numerous measures to contain the virus, including travel bans and restrictions, quarantines, shelter-in-place orders and business limitations and shutdowns. While we are unable to accurately predict the full impact that the COVID-19 pandemic will have on our operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the pandemic and containment measures, our compliance with these measures has impacted our business and operations and could disrupt that of our customers, suppliers and other counterparties.

In an effort to protect the health and safety of our employees, we took proactive actions from the earliest signs of the outbreak to adopt social distancing policies at our locations around the world, including working from home and suspending employee travel. Further, we recently implemented a number of initiatives to proactively address financial and operational impacts of the COVID-19 pandemic and position us well for when the solar industry returns to strong growth. These actions include temporarily reducing the salaries of certain of our executive officers, temporarily implementing a four-day work week for a portion of our employees, subject to periodic reassessment, to address reduced demand and workloads, with exceptions for certain groups, including those supporting customer and asset services, as well as the recent idling of our factories in France, Malaysia, Mexico and the Philippines, consistent with actions taken or recommended by governmental authorities. Our factories in France and Malaysia are beginning to resume production as of early May, and we expect our remaining manufacturing facilities to come back online in the coming weeks, when permitted by the relevant authorities and safe for our employees.

We will continue to actively monitor the situation and may take further actions to alter our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by federal, state, or local authorities. It is not clear what the potential effects any such alterations or modifications may have on our business, including the effects on our customers, employees and outlook.

Our Markets

Solar has become one of the fastest growing renewable energy sources over the last few decades. According to recent estimates from Wood MacKenzie, through effective investments and projects, the solar market has achieved more than 600 GW of global installed capacity as of 2019, representing an average compound annual growth rate of 40% since 2009, with significant acceleration in the most recent years.

As solar technology has developed, manufacturing costs have declined and performance has improved. Today, solar power, together with enhanced balance of system technology, has among the lowest levelized cost of energy (“LCOE”) of all major energy sources.

In the long term this trend is expected to continue and even accelerate, according to Bloomberg New Energy Finance. By 2050, solar technology is expected to represent more than 40% of global electricity capacity, with a balanced distribution among key regions worldwide—a significant increase compared to its current penetration of approximately 5% of global capacity.

We believe the following factors have driven and will continue to drive demand in the global solar power industry, including demand for our products:

•	solar generation costs have fallen to the point where solar power is one of the lowest cost electricity sources on a LCOE basis in certain regions;

•	renewable energy is one of the most relevant topics and targets of government incentives and policies as a result of increased concerns regarding climate change;

•

solar power is at the center of public discussion, which helps to grow public awareness of its advantages, such as peak energy generation, significantly smaller fuel and supply chain risk, sustainability from an environmental perspective, scalability and reliability;

•	structural limitations for fossil fuel supply and issues around energy security increasing the long-term demand for alternative sources of energy;

•	significant secular increase in electricity demand; and

•	solar energy as a viable option to generate energy in developing countries, rural areas, and regions without indigenous fuel resources.

Our Business

Following the spin-off, we will be one of the world’s leading global manufacturers and marketers of premium solar technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels supplying customers in more than 100 countries on six continents. We will own and operate solar cell and panel manufacturing facilities located in France, Malaysia, Mexico and the Philippines, as well as participate in a joint venture for panel manufacturing in China with TZS. During the fiscal year ended December 29, 2019, 23.9% of our sales (by megawatt) were to North America, 28.1% to EMEA, 42.8% to Asia Pacific and 5.2% to other markets. During the fiscal year ended December 30, 2018, 34.6% of our sales (by megawatt) were to North America, 35.8% to EMEA, 28.6% to Asia Pacific and 1.0% to other markets.

Our primary products are the Maxeon Line of IBC solar cells and panels, and the Performance Line (formerly, “P-Series”) of shingled solar cells and panels. We believe the Maxeon Line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance Line of solar panels offer a high-value, cost-effective solution for large-scale applications compared to conventional solar panels. The Maxeon Line, which includes Maxeon 2 (marketed as E-Series in the United States), Maxeon 3 (marketed as X-Series in the United States) and Maxeon 5 (marketed as A-Series in the United States) solar panels, is primarily targeted at residential and small-scale commercial customers across the globe. The Performance Line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation markets as well. During the fiscal year ended December 29, 2019, approximately 48.3% of our production was products in our Maxeon Line and the other 51.7% was products in our Performance Line, with 63.4% of our total volume sold for distributed generation applications and approximately 36.6% for power plant applications. During the fiscal year ended December 30, 2018, approximately 73.8% of our production was products in our Maxeon Line and the other 26.2% was products in our Performance Line, with 67.0% of our total volume sold for distributed generation applications and approximately 33.0% for power plant applications.

Our proprietary technology platforms, including the Maxeon Line and Performance Line, target distinct market segments, serving both the distributed generation and power plant markets. This ability to address the full market spectrum allows us to benefit from a range of diverse industry drivers and retain a balanced and diversified customer base.

We believe that our Maxeon Line of IBC technology stands apart from the competition in key metrics that our customers value, including efficiency, energy yield, reliability and aesthetics. We believe the combination of these characteristics enables the delivery of an unparalleled product and value proposition to our customers. Our Maxeon 3 and 5 panels deliver 55% more energy in any given amount of roof space over the first 25 years, as compared to conventional panels.

Our Performance Line technology is designed to deliver higher performance than using conventional panels. This is possible due to several patented features and improvements we have employed in our product. One of our main differentiators from the competition is our shingled design, which delivers approximately 5% higher efficiency than mono-PERC panels due to its reduced electrical resistance and more light absorption given the absence of reflective copper lines and less white space. In addition, our Performance Line’s robust shingled cells and advanced encapsulant are highly resistant to thermal stresses, humidity, and potential-induced degradation.

Our Strengths

We believe the following strengths of our business distinguish us from our competitors, enhance our leadership position in our industry and position us to capitalize on the expected continued growth in our market:

•

Leading provider of premium solar technology. Our established leadership position in solar technology is grounded in over 35 years of experience. Over that time, we have been issued more than 800 patents and licenses, which is more patents for solar energy technology than any other company. We have also made substantial investments in research and development, having invested more than $462.0 million since 2007 which is more than any other crystalline panel manufacturer. Together, these factors have allowed us to create truly differentiated products which have maintained a 25% relative efficiency advantage over the industry average solar panel efficiency since 2012.

•

Established unique sales, marketing, and distribution channels in each of our key markets. We have built relationships with dealer/installers, distributors, and white label partners globally to ensure reliable distribution channels for our products. As examples, we have over 200 dealers in Australia, over 400 in Europe, and are building channels in over 10 Southeast Asian countries, and throughout Middle East, Africa and Latin America. In North America we have a two-year renewable exclusive contract with SunPower for our products to be used in its distributed generation business.

•

Well-positioned to capture growth across solar markets. We believe solar growth will be driven by strong expansion in both distributed generation and power plant applications. Over the past three years we grew our total MW deployed by over 99% in EU distributed generation markets, and by a multiple of three in Australia. We also believe that our technology, with superior efficiency and lower degradation rates, provides significant advantages to customers in the distributed generation market.

•

Unique cutting edge innovative technology. Our Maxeon 3 and 5 panels have the highest cell efficiency among panels currently in commercial production. We also believe that our current technology stands apart from the competition on every meaningful performance metric, including efficiency, energy yield, reliability and aesthetics. Additionally, our Performance Line shingled cell technology delivers 13% more power compared to conventional panels, allowing us to achieve a diverse sales base across both distributed generation and the utility power plant markets.

•

Strategic partnerships with top tier companies worldwide. Our strategic relationship with SunPower provides valuable access to a leading solar distribution business in North America and a market-leading brand platform for international market growth. We have a historical supply relationship with Total S.A., who is active in the global downstream solar market, and who will be a major shareholder of Maxeon Solar after the spin-off. We also seek to have strategic partnerships across the business chain, as exemplified by our relationship with TZS, which provides valuable connections in Asia’s supply chain and distribution channels, as well as research and development collaboration between companies pushing the technological frontier.

•

Unmatched investment in research and development, translating into next-generation leading products. Our superior technology has been key to our leadership position. Through efficient, disciplined and business-oriented investments, we were able to develop patent-protected technology which we expect to leverage in our next-generation products. Our Maxeon 7 panels are expected to achieve an even higher efficiency while allowing for reduced costs given its dramatically simplified process (up to 30% fewer process steps). We expect this next-generation solar panel to achieve superior performance at commodity costs, unlocking mass market adoption and commercialization through multiple pathways.

•

Recent revenue and earnings growth has driven improved financial returns. We have significantly increased our distributed generation sales over the last several years. This top line increase has been coupled with accelerated margin expansion through innovations in both our Maxeon and Performance Line technologies. Our larger operating scale and simpler manufacturing processes have driven this margin expansion.

•

Experienced management team. We have a strong and experienced management team. Our Chief Executive Officer, Jeff Waters, has served as Chief Executive Officer of SunPower’s SunPower Technologies business unit since January 2019 and has 15 years of experience as an executive in the technology industry. Our Chief Financial Officer, Joanne Solomon, is a seasoned executive with more than 30 years of experience and joined the company in January 2020 and most recently served since 2017 as Chief Financial Officer for Katerra Inc. Our Chief Legal Officer, Lindsey Wiedmann, has been with SunPower for a decade and will lead our global legal and sustainability teams. Our Chief Operations Officer, Markus Sickmoeller, is responsible for manufacturing, quality, supply chain, cell technology deployment and environment, health and safety globally after joining SunPower in late 2015 to start the Maxeon 3 cell factory in the Philippines. Peter Aschenbrenner, our Chief Strategy Officer, has more than 40 years of solar industry experience.

Our Strategy

We are strategically positioned to deploy advanced solar technologies at scale. We draw on 35 years of technology innovation around high-performance solar products and well-established global channels as we separate from SunPower into an independent publicly traded company. Upon consummation of the spin-off, our primary focus will include:

•

Rapidly increasing the production capacity of Maxeon 5 and 6. The brownfield build-out of Maxeon 5 and 6, leveraging existing facilities and operational expertise combined with increased scale and simplified process, is expected to deliver 50% reductions in capital intensity and factory space requirements as well as reduced cell conversion cost (as compared to the Maxeon 2 technology that it is replacing).

•	Maxeon 7 future opportunity. Maxeon 7, currently in development, has the potential to achieve further process simplification and reduction in capital expenditures and cell conversion cost.

•

Enhancing our access to the low-cost Asia-centric supply chain and expanding our global channels to market. We will have access to our strategic partner TZS’s knowledge of upstream supply markets and distribution channels in Asia. In addition, we will be able to leverage access to TZS’s silicon wafers to enhance our Performance Line and Maxeon Line technologies.

•

Optimizing our strategic supply relationships with SunPower and Huansheng. We believe that the maintenance and optimization of our current strategic supply relationships are crucial to support our current global leadership position along with maintaining our exposure to key and growing markets worldwide.

•

Leveraging our established distributed generation channels to drive continued growth. As a leading distributed generation player, we have a robust sales and marketing platform to access key markets around the world. The expansion of this network is a vital element for future growth.

•

Enhancing our financial performance through our superior technology, manufacturing processes and strategy. We believe we have the ability to translate our superior technology into strong financial returns as we couple our premium ASPs with enhanced manufacturing processes and a scalable low-cost footprint, resulting in rapidly expanding margins and cash generation.

•

Increasing our capital efficiency and establishing direct access to capital markets. As part of the planned separation, we seek to enhance our capital efficiency, as well as improve strategic alignment with our stakeholders through direct access to capital markets. Initial funding of full technological transformation to Maxeon 5 and 6 is key to growing our market leading position.

With our corporate headquarters in Singapore and existing manufacturing facilities in Malaysia, the Philippines, and China (through our joint venture Huansheng), we believe our significant Asian presence will help strengthen relationships and sourcing arrangements across our supply chain as well as provide us access to the large Chinese solar market. Following the investment from TZS, we expect to increase our Performance Line capacity in the joint venture to five gigawatts and convert our Fab 3 manufacturing facility from Maxeon 2 to Maxeon 5 and 6 manufacturing capacity. As of December 29, 2019, we had over 1.5 gigawatts of manufacturing capacity and contractual access to over 1.3 gigawatts of Performance Series supply from our Huansheng joint venture.

Reasons for the Spin-Off

We and SunPower believe that the spin-off will provide a number of benefits to our business, to the business of SunPower and to SunPower shareholders. While the planned separation was principally structured to facilitate the anticipated investment by TZS into the Maxeon Business, we also believe that, as two distinct publicly traded companies, SunPower and Maxeon Solar will be better positioned to capitalize on significant growth opportunities and focus resources on their respective businesses and strategic priorities. SunPower and the SunPower Board considered a wide variety of factors in their initial evaluation of the proposed spin-off, including the following anticipated benefits:

•	facilitation of TZS’s proposed investment into the Maxeon Business;

•	accelerated scale-up of Maxeon 5 and 6 capacity due to the TZS investment, and resultant improved profitability;

•	accelerated development and commercialization of Maxeon 7 technology as a result of the investment and the Collaboration Agreement we plan to enter into with SunPower;

•	access to low-cost supply chain and equipment;

•	differentiated product platform and increased focus on established global channels;

•	strategic supply relationships with SunPower and TZS;

•	enhanced strategic and management focus;

•	more efficient allocation of capital due to increased business focus;

•	direct access to capital markets as a separate publicly traded company; and

•	more direct alignment of incentives with performance objectives.

Neither we nor SunPower can assure you that, following the spin-off, any of the benefits described above or otherwise described in this Form 20-F will be realized to the extent or at the time anticipated or at all. See also “Item 3. Key Information—3.D. Risk Factors.”

SunPower and the SunPower Board also considered a number of potentially negative factors in their initial evaluation of the potential spin-off, including the following:

•	disruptions to the business as a result of the separation;

•	increased significance of certain costs and liabilities;

•	one-time costs of the spin-off or ongoing costs after the spin-off;

•	potential inability to realize anticipated benefits of the spin-off; and

•	our covenants and obligations pursuant to the Separation and Distribution Agreement, the Tax Matters Agreement, and other agreements entered into in connection with the separation.

SunPower and the SunPower Board believe that the anticipated benefits of the spin-off outweigh these factors. However, the completion of the spin-off remains subject to the satisfaction, or waiver by the SunPower Board, of a number of conditions. We describe these benefits and certain other factors considered by SunPower and the SunPower Board, as well as conditions to the closing, in greater detail under “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off.”

Risks Associated with Our Business and the Spin-Off

Our business is subject to numerous risks, including:

•	uncertainties regarding the expected benefits of the spin-off, and costs associated with being a standalone public company;

•

the severity, duration and spread of the COVID-19 pandemic and the impacts of the pandemic (as well as the efforts to contain it) on our operations and financial performance, our industry, our suppliers and our customers;

•	business risks associated with significant international activities and customers;

•	dependence on a limited number of third-party suppliers for raw materials and components;

•	costs associated with protecting our intellectual property;

•	potential volatility in the price of our shares after the spin-off;

•	uncertainties regarding future sales or dispositions of our shares; and

•	the other factors described in the “Risk Factors” section of this Form 20-F.

Neither we nor SunPower can assure you that, following the separation and spin-off, any of the benefits described in this Form 20-F will be realized to the extent or at the time anticipated or at all. For additional information, please read carefully the risks described under “Item 3. Key Information—3.D. Risk Factors.”

Corporate Information

We are incorporated under the laws of Singapore in accordance with the Singapore Companies Act. We are registered with the ACRA under “Maxeon Solar Technologies, Pte. Ltd.” Following the separation and prior to the distribution, we will convert to a public company under the Singapore Companies Act and will change our name to “Maxeon Solar Technologies, Ltd.” and amend our constitution to a public company constitution as described in this Form 20-F (the “Constitution”). We were formed by SunPower in connection with our separation from SunPower, for an unlimited duration, effective as of the date of our incorporation with ACRA on October 11, 2019.

We are domiciled in Singapore and our registered office is located at 8 Marina Boulevard #05-02, Marina Bay Financial Centre, 018981, Singapore, which also currently serves as our principal executive offices, and our telephone number is +65 6338 1888.

Implications of Being a Foreign Private Issuer and Being Treated as an Emerging Growth Company

Foreign Private Issuer

Upon consummation of the spin-off, we will report under the Exchange Act as a non-U.S. company with foreign private issuer (“FPI”) status. As long as we qualify as an FPI under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer an FPI. We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Emerging Growth Company

We are treated as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) because we qualified as an emerging growth company at the time we first confidentially submitted this registration statement on Form 20-F to the SEC. Accordingly, we are eligible to comply with reduced disclosure requirements applicable to emerging growth companies until the earlier of the effective date of the spin-off and January 3, 2021. These reduced disclosure requirements and exemptions include:

•	the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	to the extent that we no longer qualify as a foreign private issuer (“FPI”), reduced disclosure obligations regarding executive compensation in this registration statement; and

•

an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements for this registration statement.

As a result, the information contained in this Form 20-F may be different from the information you receive from other public companies in which you hold shares.

Both FPIs and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain an FPI, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor an FPI.

Summary Historical and Pro Forma Combined Financial Information

The following table sets forth summary financial information for the periods and dates indicated below and should be read together with our combined financial statements and related notes, the unaudited pro forma combined financial information and related notes, “Item 3. Key Information—3.B. Capitalization and Indebtedness” and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this Form 20-F. We derived the summary historical statement of operations data for the years ended December 29, 2019 and December 30, 2018 and the summary historical balance sheet data as of December 29, 2019 and December 30, 2018 from our combined financial statements and related notes appearing elsewhere in this Form 20-F.

The summary unaudited pro forma combined financial information was prepared to reflect adjustments to our historical financial results in connection with the spin-off and the investment by TZS, including securing $325.0 million of indebtedness. We derived the summary unaudited pro forma combined statement of operations data for the year ended December 29, 2019 and the summary unaudited pro forma combined balance sheet data as of December 29, 2019 from our unaudited pro forma combined financial information that appears elsewhere in this Form 20-F. The unaudited pro forma combined statement of operations data give effect to the spin-off and the investment as if these transactions had occurred at December 31, 2018. The unaudited pro forma combined balance sheet data give effect to the spin-off and the investment as if these transactions had occurred as of December 29, 2019. The assumptions used, and pro forma adjustments derived from such assumptions, were based on currently available information and we believe such assumptions were reasonable under the circumstances.

The summary unaudited pro forma combined financial information is not necessarily indicative of our results of operations or financial condition had the spin-off and our anticipated post-separation capital structure been completed and implemented on the dates assumed. In addition, the summary financial data is not intended to replace our combined financial statements and related notes. Our historical results could differ from those that would have resulted if we operated autonomously or as an entity independent of SunPower in the periods for which historical financial data is presented below, and such results are not necessarily indicative of results that may be expected in the future.

For additional details regarding the preparation of our combined financial statements and unaudited pro forma combined financial information, please see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Basis of Presentation,” “Note 1. Background and Basis of Presentation” to our combined financial statements and the notes to our unaudited pro forma combined financial information appearing elsewhere in this Form 20-F.

We prepare our combined financial statements in accordance with GAAP.

	Fiscal Year Ended December 29		Fiscal Year Ended December 30
	2019	(Pro Forma) 2019	2018
		(Unaudited)
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenue	$1,198,301	$1,198,301	$912,313
Gross loss	(2,309)	5,383	(449,929)
Operating loss	(135,646)	(125,872)	(589,767)
(Provision for) benefit from income taxes	(10,122)	(10,122)	1,050
Net loss	(178,902)	(153,240)	(604,080)
Net loss attributable to the Company	(183,059)	(157,397)	(603,814)
Basic and diluted net loss per share attributable to the Company	(1.26)		—
Basic and diluted weighted-average shares	144,796		—

	As of December 29		As of December 30
	2019	(Pro Forma) 2019	2018
		(Unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$120,956	$231,500	$101,713
Total assets	990,211	1,070,210	971,303
Short-term debt	60,383	68,883	39,714
Long-term debt	1,487	1,487	2,135
Total equity	367,523	453,345	435,348

For additional information, see the unaudited pro forma combined financial information and related notes appearing elsewhere in this Form 20-F.

The Spin-Off

Overview

On November 11, 2019, SunPower announced plans to separate into two independent, complementary, strategically aligned and publicly traded companies—Maxeon Solar Technologies, Ltd., which will own and operate solar cell and panel manufacturing facilities located in France, Malaysia, Mexico and the Philippines and will be comprised of technology and manufacturing upstream operations and international sales capability, comprising substantially all of the international portion of SunPower’s SunPower Technologies business unit, and SunPower Corporation, a pure-play distributed generation energy services company focused on product innovation, downstream high efficiency solar systems and storage and energy services. The planned separation was structured to facilitate the investment by Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), into us. As two distinct publicly traded companies, we also believe both SunPower and Maxeon Solar will be better positioned to capitalize on significant growth opportunities and focus resources on their respective businesses and strategic priorities. See “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—Reasons for the Spin-Off.”

To implement the separation, SunPower will first transfer its solar cell and panel manufacturing facilities located in France, Malaysia, Mexico and the Philippines and technology and manufacturing upstream operations and international sales capability to us, and will subsequently distribute all of our shares held by SunPower to SunPower shareholders, pro rata to their respective holdings. Each SunPower shareholder will receive                 Maxeon Solar shares for every                 SunPower shares they hold or have acquired and do not sell or otherwise dispose of prior to the close of business on                 , 2020. The distribution is intended to be tax-free to SunPower shareholders for Singapore withholding and income tax and for U.S. federal income tax purposes. An application will be made to list our shares on NASDAQ under the symbol “MAXN” and trading in our shares is expected to begin on the NASDAQ on                 , 2020.

To enable the separation, prior to the spin-off, SunPower will complete the Internal Transactions as described under “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us” or “Internal Transactions.”

In connection with the distribution, on November 8, 2019, Maxeon Solar, SunPower and, for the limited purposes set forth therein, Total Solar INTL SAS (“Total”), an affiliate of Total S.A., and TZS entered into an investment agreement (the “Investment Agreement”) pursuant to which, immediately following the distribution and in exchange for a purchase price of $298.0 million, TZS will acquire and we will issue additional shares representing approximately 28.848% of the total number of our outstanding shares immediately following the distribution and investment. In connection with the TZS investment, Maxeon Solar, Total and TZS will enter into a Shareholders Agreement relating to certain rights and obligations of each of Total and TZS as a holder of our shares. We expect that the investment by TZS will finance continued scale-up of Maxeon 5 and 6 capacity and development of our next-generation Maxeon 7 panels, which we believe will allow us to increase our distributed generation market share and accelerate profit growth.

On November 8, 2019, we entered into a Separation and Distribution Agreement with SunPower related to the separation and distribution, and we intend to enter into several other agreements with SunPower prior to completion of the spin-off to effect the separation and provide a framework for our relationship with SunPower after the spin-off. These agreements will be of short-term duration and govern the relationship between us and SunPower up to and after completion of the spin-off and allocate between us and SunPower various assets, liabilities and obligations, including supply arrangements, employee benefits, intellectual property and tax-related assets and liabilities. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” for more detail.

Completion of each of the spin-off and the investment is subject to the satisfaction, or waiver by the SunPower Board, of a number of conditions. See “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off” for more detail.

Questions and Answers About the Spin-Off

The following provides only a summary of and certain questions relating to the terms of the spin-off. You should read the section entitled “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off” below in this Form 20-F for a more detailed description of the matters identified below.

Q: Why am I receiving this document?

A:

SunPower has made this document available to you because you are a holder of SunPower shares. If you hold or have acquired and do not sell or otherwise dispose of your SunPower shares prior to the close of business on                 , 2020, you will be entitled to receive                 Maxeon Solar shares for every                 of your SunPower shares. An application will be made to list our shares on the NASDAQ. This document will help you understand how the separation and distribution will affect your investment in SunPower and your investment in us after the spin-off.

Q: How will the spin-off of Maxeon Solar from SunPower work?

A:

To accomplish the spin-off, SunPower will distribute all of our shares held by SunPower to holders of SunPower shares on a pro rata basis. You will not receive fractional Maxeon Solar shares and will instead receive cash upon the sale of the aggregated fractional shares in lieu of any fractional shares. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Treatment of Fractional Shares.” Following the spin-off, we will be an independent, publicly traded company, and SunPower will not retain any ownership interest in us. See also “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.”

Q: Why is the separation of Maxeon Solar structured as a spin-off?

A:

SunPower believes that a tax-free distribution to SunPower shareholders for Singapore withholding and income tax and for U.S. federal income tax purposes of all our shares held by SunPower to SunPower shareholders is an efficient way to facilitate the TZS investment and separate the international portion of its SunPower Technologies business unit in a manner that will create long-term benefits for both the SunPower and Maxeon Solar businesses.

Q: When will Maxeon Solar shares begin to trade on a standalone basis?

A:

We will become a standalone public company, independent of SunPower, on                 , 2020, and our shares will commence trading on a standalone basis on the NASDAQ at market open on                 , 2020 (9:30 a.m. New York City time on the NASDAQ). See also “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—Listing and Trading of Maxeon Solar Shares.”

Q: What will be the ticker symbol of the Maxeon Solar shares that SunPower shareholders will receive in the spin-off?

A:	Our shares are expected to trade on the NASDAQ under the ticker symbol “MAXN.”

Q: When will SunPower shares cease to trade with the right to receive Maxeon Solar shares?

A:

The last day of trading of SunPower shares with the right to receive our shares on the NASDAQ will be                 , 2020. This means that any SunPower shares that you hold or acquire and do not sell or otherwise dispose of prior to the close of business on                 , 2020 will include the right to receive our shares.

Q: If I sell my SunPower shares on or before                 , 2020, will I still be entitled to receive Maxeon Solar shares in the spin-off?

A:

If you sell your SunPower shares before the close of business on                 , 2020, you will not be entitled to receive our shares in the spin-off. If you hold or have acquired and do not sell or otherwise dispose of your SunPower shares prior to the close of business on                 , 2020 and decide to sell them after such time, you will still be entitled to receive our shares in the distribution. You should discuss these options with your bank, broker or other nominee.

See “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—When and How You Will Receive Maxeon Solar Shares” for more information.

Q: When will SunPower shares commence trading without the right to receive Maxeon Solar shares?

A:

SunPower shares will commence trading on a standalone basis without the right to receive our shares on the NASDAQ on                 , 2020. This means if you purchase a SunPower share on or after                 , 2020, the SunPower share will reflect an ownership interest solely in SunPower and will not include the right to receive any of our shares in the spin-off.

Q: What do I have to do to participate in the spin-off?

A:

Holders of SunPower shares held in book-entry form with a bank or broker. If you hold or have acquired and do not sell or otherwise dispose of your SunPower shares prior to the close of business on                 , 2020, you will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing SunPower shares in order to receive our shares in the spin-off, but we urge you to read this Form 20-F carefully.

Holders of SunPower physical share certificates. Following the consummation of the spin-off, all registered SunPower shareholders holding physical share certificates who have previously provided a valid mailing address to SunPower will have received a notice with instructions on how to receive Maxeon Solar shares in the spin-off. If you have not received such a notice from SunPower by                 , 2020, please contact SunPower Share Registry by telephone at 1-877-373-6374 (in the United States) or 1-781-575-2879 (outside the United States) or by online inquiry at https://www-us.computershare.com/investor/Contact. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—When and How You Will Receive Maxeon Solar Shares,” as well as “—Where can I get more information?” below.

The spin-off will not affect the number of outstanding SunPower shares or any rights of SunPower shareholders, although it will affect the market value of each outstanding SunPower share. See “—Will the spin-off affect the trading price of my SunPower shares?” below.

Q: Will there be any “when-issued” trading of Maxeon Solar shares or any “ex-distribution” trading of SunPower shares before                 , 2020?

A:	We do not expect that there will be any trading of our shares on a “when-issued” basis or any “ex-distribution” trading of SunPower shares before , 2020. This means that our shares will not trade separately from SunPower shares prior to , 2020 and any SunPower share purchased or sold up to the close of business on , 2020 will include the right to receive our shares in the spin-off.

Q: How many Maxeon Solar shares will I receive in the spin-off?

A:

SunPower will distribute to you                 Maxeon Solar shares for every                 SunPower shares that you hold or have acquired and do not sell or otherwise dispose of prior to the close of business on                 , 2020. The total number of our shares that SunPower will distribute will depend on the total number of issued SunPower shares (excluding treasury shares held by SunPower and its subsidiaries) as of                 , 2020. The Maxeon Solar shares that SunPower distributes will constitute all of our shares held by SunPower immediately prior to the spin-off. Pursuant to the Investment Agreement with TZS, however, we have agreed to issue additional shares representing approximately 28.848% of the total number of our outstanding shares immediately following the spin-off and investment. For additional information on the spin-off, see “Item 4. Information and Development of the Company—4.A. History and Development of the Company—The Spin-Off—When and How You Will Receive Maxeon Solar Shares,” for additional information on the TZS investment, see “Item 7. Major Shareholders and Related Party Transactions—Item 7.B. Related Party Transactions—Agreements Between Us and TZS and/or Total in Connection with TZS Investment—Investment Agreement,” and for additional information on our expected share capital following the spin-off, see “Item 10. Additional Information—10.A. Share Capital.”

Q: How will fractional shares be treated in the spin-off?

A:

SunPower will not distribute any fractional Maxeon Solar shares in connection with the spin-off. Instead, except as otherwise described in “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Treatment of Fractional Shares,” Computershare Trust Company, N.A. (“Computershare”), the SunPower share registrar and transfer agent, will send to each registered SunPower shareholder entitled to a fractional share a cash payment in lieu of that shareholder’s fractional share on or around                 , 2020. If you hold your SunPower shares through the facilities of the DTC or otherwise through a bank, broker or other nominee, your custodian, bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales of fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders for U.S. federal income tax purposes and will, in certain circumstances, be taxable to the recipient shareholders for Singapore income tax purposes, as described in greater detail in “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations” and “—Material Singapore Tax Considerations.” See “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Treatment of Fractional Shares” for more detail.

Q: What will happen to the listing of SunPower shares?

A:	After the spin-off, SunPower shares will continue to trade on the NASDAQ under the symbol “SPWR.”

Q: Will the number of SunPower shares I own change as a result of the spin-off?

A:	No, the number of SunPower shares you own will not change as a result of the spin-off.

Q: Will the spin-off affect the trading price of my SunPower shares?

A:

Yes. As a result of the spin-off, SunPower expects the trading prices of SunPower shares at market open on                 , 2020 to be lower than the trading prices at market close on                 , 2020, because the trading prices will no longer reflect the value of the Maxeon Business. There can be no assurance that the aggregate market value of the SunPower shares and our shares following the spin-off and after giving effect to the investment by TZS will be higher than, equal to or lower than the market value of SunPower shares if the spin-off did not occur. This means, for example, that the combined trading prices of one SunPower share and one Maxeon Solar share after market open on                 , 2020 may be equal to, greater than or less than the trading price of one SunPower share before                 , 2020. In addition, following the close of business on                 , 2020 but before the commencement of trading on                 , 2020, your SunPower shares will reflect an ownership interest solely in SunPower and will not include the right to receive any of our shares in the spin-off, but may not yet accurately reflect the value of such SunPower shares excluding the Maxeon Business.

Q: What is the expected date of completion of the spin-off?

A:

It is expected that the Maxeon Solar shares that eligible holders of SunPower shares are entitled to receive in the spin-off will begin trading separately from SunPower shares on                 , 2020. This is the date that we will become a standalone public company, independent of SunPower. However, the completion and timing of the spin-off are dependent upon a number of conditions and no assurance can be provided as to the timing of the spin-off or that all conditions to the spin-off will be met.

Q: What are the conditions to the spin-off?

A:

We expect that the spin-off will be effective on                 , 2020, provided that the following conditions have been satisfied or waived by SunPower and subject to SunPower’s obligations under the Investment Agreement with TZS:

•	the consummation in all material respects of the Internal Transactions;

•

all corporate and other action necessary in order to execute, deliver and perform the Separation and Distribution Agreement and to consummate the transactions contemplated thereby by each of us and SunPower having been obtained;

•

the receipt by SunPower of the written opinion of Jones Day regarding the qualification of the distribution as a transaction that should be generally tax-free to SunPower shareholders for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”);

•

the SEC declaring this Form 20-F effective under the Exchange Act, and no stop order suspending the effectiveness of this Form 20-F being in effect and no proceedings for that purpose being pending before or threatened by the SEC;

•	copies of this Form 20-F having been mailed to record holders of SunPower shares as of the record date for the spin-off;

•	the actions necessary or appropriate under U.S. federal, U.S. state or other securities laws or blue sky laws (and comparable laws under foreign jurisdictions) having been taken or made;

•	the receipt of all necessary government approvals required to consummate the spin-off;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off being in effect;

•	our shares to be distributed to SunPower shareholders having been accepted for listing on the NASDAQ (subject to official notice of issuance); and

•	all of the conditions precedent to completion of the investment contemplated by the Investment Agreement (other than certain conditions of TZS) having been satisfied or waived.

We and SunPower cannot assure you that any or all of the above or any of the other conditions to the spin-off will be met. See also “—Can SunPower decide to cancel the spin-off of our shares even if all the conditions are met?” below and, for a complete discussion of all of the conditions to the spin-off, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.”

Q: Can SunPower decide to cancel the spin-off of Maxeon Solar shares, even if all the conditions are met?

A:

No. The spin-off is subject to the satisfaction or waiver of certain conditions. If all of such conditions have been satisfied or waived in a timely manner, SunPower does not have the right to subsequently terminate the planned distribution. See also “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.”

Q: What if I want to sell my SunPower shares or my Maxeon Solar shares?

A:	You should consult with your custodian bank or broker or other financial advisors and/or your tax advisors.

Q: What are the Singapore tax and U.S. federal income tax consequences to me of the spin-off?

A:

The spin-off is expected to be tax-free to SunPower shareholders for Singapore income and capital gains tax purposes as well as for U.S. federal income tax purposes, and it is a condition to the spin-off that SunPower receives a tax opinion of counsel that the distribution should be so treated for U.S. federal tax purposes.

See “Item 10. Additional Information—10.E. Taxation—Material Singapore Tax Considerations” and “—Material U.S. Federal Income Tax Considerations” for more information regarding the material tax consequences to Singapore Holders and U.S. Holders of the spin-off (including the respective definitions of “Singapore Holder” and “U.S. Holder”).

Q: Who will manage Maxeon Solar after the spin-off?

A:

Jeffrey W. Waters is our Chief Executive Officer and will continue in this role after the spin-off. Joanne Solomon will be our Chief Financial Officer, Lindsey Wiedmann will be our Chief Legal Officer, Markus Sickmoeller will be our Chief Operations Officer and Peter Aschenbrenner will be our Chief Strategy Officer after the spin-off. For more information regarding our management team, see “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Senior Management.”

Q: Does Maxeon Solar intend to pay cash dividends?

A:

While our Board of Directors (the “Maxeon Solar Board”) may, in its discretion, recommend the payment of a dividend in respect of each fiscal year, the declaration, timing, and amount of any dividend to be paid by us following the spin-off will be subject to the approval of our shareholders at a general meeting of shareholders. The determination of the Maxeon Solar Board as to whether to recommend a dividend and the approval of any such proposed dividend by our shareholders will depend upon many factors, including our financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Maxeon Solar Board and shareholders. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Dividends” for more information.

Q: Will Maxeon Solar incur any debt prior to or at the time of the spin-off?

A:

In connection with the spin-off, one of our subsidiaries will acquire certain intangible property from SunPower in exchange for a note of approximately $100.0 million and that subsidiary will satisfy that obligation with a combination of cash on hand and funds received in connection with the spin-off. See “Item 3. Key Information—3.B. Capitalization and Indebtedness” and “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off” for more information.

Q: What will the Maxeon Solar relationship with SunPower be following the spin-off?

A:

We have entered into the Separation and Distribution Agreement with SunPower to effect the separation and provide a framework for our relationship with SunPower after the separation and distribution. We will also enter into certain other agreements with SunPower, all of which will have a limited duration of time, including but not limited to a Tax Matters Agreement, an Employee Matters Agreement, a Transition Services Agreement, a Supply Agreement, a Back-to-Back Agreement, a Brand Framework Agreement, a Cross License Agreement and a Collaboration Agreement and certain other agreements. These agreements will govern the separation between us and SunPower of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of SunPower and its subsidiaries that constitute the Maxeon Business and are attributable to periods prior to, at and after the separation of us from SunPower, and will govern certain relationships between us and SunPower after the separation and distribution. We describe these arrangements in greater detail under “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us,” and describe some of the risks of these arrangements under “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Separation from SunPower.”

Q: Are there risks associated with owning Maxeon Solar shares?

A:

Yes. Ownership of our shares is subject to both general and specific risks relating to the Maxeon Business, the industry in which we operate, our ongoing contractual relationships with SunPower and our status as a separate, publicly traded company. Ownership of our shares is also subject to risks relating to the spin-off. Accordingly, you should carefully read the information set forth under “Item 3. Key Information—3.D. Risk Factors” in this Form 20-F.

Q: Who will be the registrar and transfer agent for the Maxeon Solar shares?

A:	Computershare will act as our U.S. share registrar and transfer agent and an affiliate of Computershare will act as our Singapore share registrar.

Q: Where can I get more information?

A:	Before the spin-off, if you have any questions relating to the business performance of SunPower or us or the spin-off, you should contact SunPower at:

SunPower Corporation

Investor Relations

51 Rio Robles

San Jose, CA 95134

Tel: (408) 240-5500

Website: www.investors.sunpower.com

After the spin-off, if you have any questions relating to our business performance, you should contact us at:

Maxeon Solar Technologies, Ltd. Investor Relations

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

Tel: +65 6338 1888

Website:

Our investor website will be operational at or prior to the spin-off.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A. DIRECTORS AND SENIOR MANAGEMENT

For information regarding our directors and senior management, see “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management.”

1.B. ADVISERS

Our Singapore legal counsel is Jones Day, 138 Market St, Level 28 CapitaGreen, Singapore 048946. Our U.S. legal counsel is Jones Day, 250 Vesey Street, New York, New York 10281.

1.C. AUDITORS

We have retained Ernst & Young LLP to act as our independent registered public accounting firm. The address for Ernst & Young LLP is 303 S. Almaden Blvd. #1000, San Jose, California 95110. Ernst & Young LLP is registered with the Public Company Accounting Oversight Board.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The following selected financial data should be read together with our combined financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this Form 20-F. We derived the selected statement of operations data for the years ended December 30, 2018 and December 29, 2019 and the selected balance sheet data as of December 30, 2018 and December 29, 2019 from our combined financial statements and related notes appearing elsewhere in this Form 20-F.

The selected financial data in this section are not intended to replace our combined financial statements and the related notes. Our historical results could differ from those that would have resulted if we operated autonomously or as an entity independent of SunPower in the periods for which historical financial data is presented below, and such results are not necessarily indicative of the results that may be expected in the future.

For additional details regarding the preparation of our combined financial statements, please see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Basis of Presentation” and “Note 1. Background and Basis of Presentation” to our combined financial statements appearing elsewhere in this Form 20-F.

We prepare our combined financial statements in accordance with GAAP.

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
(in thousands)
Statement of Operations Data:
Revenue	$1,198,301	$912,313
Gross loss	(2,309)	(449,929)
Operating loss	(135,646)	(589,767)
(Provision for) benefit from income taxes	(10,122)	1,050
Net loss	(178,902)	(604,080)
Net loss attributable to the Company	(183,059)	(603,814)

	As of
	December 29, 2019	December 30, 2018
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$120,956	$101,713
Total assets	990,211	971,303
Short-term debt	60,383	39,714
Long-term debt	1,487	2,135
Total equity	367,523	435,348

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial statements reflect adjustments to our historical financial results in connection with the spin-off and the investment. The Unaudited Pro Forma Combined Statement of Operations gives effect to the spin-off and the investment as if they had occurred on December 31, 2018, the beginning of our most recently completed fiscal year. The Unaudited Pro Forma Combined Balance Sheet gives effect to these events as if they occurred as of December 29, 2019, our latest balance sheet date. The unaudited pro forma combined financial statements have been adjusted to give effect to the following (collectively, the “Pro Forma Adjustments”):

•	the incurrence of debt and the funding of cash between us and SunPower as part of our plan to capitalize our company;

•	the contribution in cash by TZS in exchange for a number of our shares such that immediately following such issuance, TZS will own 28.848% of our total dilutive outstanding shares;

•	the incurrence and repayment of a promissory note due from a Maxeon Solar subsidiary to SunPower;

•	the transfer of certain intellectual property necessary for the operation of our company;

•	the incurrence of income taxes in certain jurisdictions as a result of an internal reorganization undertaken for the sole purpose of facilitating the separation and distribution;

•

the distribution, expected to be taxable to SunPower and intended to be tax-free to SunPower shareholders, for U.S. federal income tax purposes, of our shares of stock to SunPower shareholders, based on the distribution of                 Maxeon Solar shares for every              SunPower shares outstanding as of the record date for the distribution, and the resulting redesignation of SunPower’s historical net investment as common stock and additional paid-in capital; and

•	the impact of transactions contemplated by the Separation and Distribution Agreement, Investment Agreement, Tax Matters Agreement and Transition Services Agreement.

The historical financial information has been adjusted to give pro forma effect to events that are (i) related and/or directly attributable to the spin-off and the investment, (ii) factually supportable, and (iii) with respect to the pro forma statement of operations, are expected to have a continuing impact on the combined results. The unaudited pro forma combined financial information is prepared in accordance with Article 11 of Regulation S-X for illustrative purposes only and is based upon currently available information and preliminary estimates and assumptions that we believe to be reasonable under the circumstances. The unaudited pro forma combined financial information does not purport to represent what our results of operations or financial position would have been had the spin-off and the investment occurred on the dates indicated nor do they purport to project the results of operations or financial position for any future period or as of any future date. The unaudited pro forma combined financial information does not give effect to the potential impact of current financial conditions or any anticipated operating efficiencies or cost savings that may result from the spin-off and the investment described above.

In connection with the spin-off, we and SunPower anticipate entering into the Transition Services Agreement in which SunPower will provide certain corporate and administrative services to us. Pro forma adjustments have been made to the historical combined financial statements for the anticipated Transition Services Agreement based on management’s best estimates of charges to be incurred on an annual basis as of the filing date. Such estimates may differ from actuals to be incurred in the near future as the terms of the Transition Services Agreement remain subject to change.

The unaudited pro forma combined financial information is subject to change based on the finalization of the terms of the spin-off, the investment and the following agreements: a Tax Matters Agreement, an Employee Matters Agreement, a Transition Services Agreement, a Brand Framework Agreement, a Cross License Agreement, a Collaboration Agreement, a Supply Agreement and a Back-to-Back Agreement (collectively, the “Ancillary Agreements”). If the actual facts are different than these assumptions, then the unaudited pro forma combined financial information will be different, and those changes could be material.

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 29, 2019

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Historical	Pro Forma Adjustments	Notes	Pro Forma
Revenue	$1,198,301	$—			$1,198,301
Cost of revenue	1,200,610	(7,120)	(f)		1,192,918
	—	(572)	(g)		—

Gross loss	(2,309)	7,692			5,383

Operating expenses:
Research and development	36,997	—	(g)		36,997
Sales, general and administrative	96,857	(2,082)	(g)		94,775
Restructuring charges	(517)	—			(517)

Total operating expenses	133,337	(2,082)			131,255

Operating loss	(135,646)	9,774			(125,872)
Other expense, net

Interest expense	(25,831)	(3,250)	(d)		(9,943)
	—	(2,125)	(e)		—
	—	19,485	(i)		—
	—	(177)	(m)		—
	—	1,955	(n)		—
Other, net	(1,961)	—			(1,961)

Other expense, net	(27,792)	15,888			(11,904)

Loss before income taxes and equity in losses of unconsolidated investees	(163,438)	25,662			(137,776)
Provision for income taxes	(10,122)	—	(j)		(10,122)
Equity in losses of unconsolidated investees	(5,342)	—			(5,342)

Net loss	(178,902)	25,662			(153,240)
Net loss attributable to noncontrolling interests	(4,157)	—			(4,157)

Net loss attributable to the Company	$(183,059)	$25,662			$(157,397)

Basic and diluted net loss per share attributable to the Company	$(1.26)		(k)	$

Basic and diluted weighted-average shares	144,796		(k)

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 29, 2019

(IN THOUSANDS)

	Historical	Pro Forma Adjustments	Notes	Pro Forma
Assets
Current assets:
Cash and cash equivalents	$120,956	$(70,956)	(a)	$231,500
	—	298,000	(b)	—
	—	(100,000)	(c)	—
	—	8,500	(e)	—
	—	(25,000)	(o)	—
Restricted short-term marketable securities	6,187	—		6,187
Accounts receivable, net	150,365	—		150,365
Inventories	194,852	—		194,852
Advances to suppliers, current portion	107,388	—		107,388
Prepaid expenses and other current assets	38,369	1,106	(l)	35,595
	—	(3,880)	(m)	—

Total current assets	618,117	107,770		725,887
Restricted long-term marketable securities	—	—		—
Property, plant and equipment, net	281,200	(14,824)	(g)	266,376
Right-of-use assets	18,759	(8,200)	(g)	10,559
Other intangible assets, net	5,092	(4,747)	(f)	345
Advances to suppliers, net of current portion	13,993	—		13,993
Other long-term assets	53,050	—		53,050

Total assets	$990,211	$79,999		$1,070,210

Liabilities and Equity
Current liabilities:
Accounts payable	$286,464	$—		$286,464
Accrued liabilities	92,570	(4,956)	(m)	87,614
Contract liabilities, current portion	78,939	—		78,939
Short-term debt	60,383	8,500	(e)	68,883
Short-term lease liability	2,365	(461)	(g)	1,904

Total current liabilities	520,721	3,083		523,804
Long-term debt	1,487	—		1,487
Contract liabilities, net of current portion	35,616	—		35,616
Long-term lease liability	18,338	(8,906)	(g)	9,432
Other long-term liabilities	46,526	—		46,526

Total liabilities	622,688	(5,823)		616,865

Commitments and contingencies
Equity:
Common stock, no par value	—	—		—
Additional paid-in capital	—	(70,956)	(a)(h)	455,659
	—	298,000	(b)	—
	—	(100,000)	(c)(h)	—
	—	(4,747)	(f)(h)	—
	—	(13,657)	(g)(h)	—
	—	1,106	(l)(h)	—
	—	1,076	(m)(h)	—
	—	(25,000)	(o)(h)	—
	—	369,837	(h)	—
Net Parent investment	369,837	(369,837)	(h)	—
Accumulated other comprehensive loss	(7,618)	—		(7,618)

Equity attributable to the Company	362,219	85,822		448,041
Noncontrolling interests	5,304	—		5,304

Total equity	367,523	85,822		453,345

Total liabilities and equity	$990,211	$79,999		$1,070,210

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial statements as of and for the year ended December 29, 2019 include the following adjustments:

a)

Following the spin-off and immediately prior to the investment, we shall have $50.0 million available cash. Excess cash of $71.0 million will be retained by SunPower in accordance with the Investment Agreement.

b)

Immediately following the spin-off, TZS will contribute $298.0 million in cash to us in exchange for a number of newly registered Maxeon Solar shares such that immediately following such issuance, TZS will own 28.848% of our total dilutive outstanding shares. The Pro Forma Adjustments do not include interest income that would likely be earned on the additional cash resulting from this capital injection. The usage of cash in our ongoing operations is undeterminable at this time and accordingly, we are unable to determine the amount of interest we expect to earn on any amounts deposited.

c)

Prior to the spin-off, as part of the restructuring to effect the transaction, a Maxeon Solar subsidiary intends to issue a promissory note for a principal amount of $100.0 million to SunPower in exchange for intellectual property necessary for the operation of the Maxeon Business. The promissory note, which was contractually negotiated by SunPower and Maxeon Solar, is to be repaid with a combination of cash on hand and funds received in connection with the spin-off, with such repayment conditioned upon effectiveness of the spin-off and receipt of the TZS contribution. The Pro Forma Adjustments reflect the transfer to Maxeon Solar from SunPower of this internally developed technology at a carryover basis of zero, for non-U.S. federal income tax purposes, and the corresponding cash outflow to repay the promissory note. The $100.0 million cash outflow for the transfer of internally developed technology at a carryover basis of zero effectively results in a $100.0 million net parent distribution. The transaction represents a transaction between entities under common control and as such the carrying value of the intellectual property transferred is not intended to be reflective of fair value.

d)

Prior to the spin-off, we will enter into term loans providing for a total borrowing capacity of up to $325.0 million. The usage of cash will be limited to fund future capital expenditures required to support the production of Maxeon 5 and 6. Thus, the cash balance is not adjusted until we have better supportable capital expenditure amounts. The Pro Forma Adjustment reflects commitment fees of 1.0% on the unused portions of the term loans.

e)

Prior to the spin-off, we will enter into a revolving credit facility for borrowings up to $100.0 million. The Pro Forma Adjustments to cash and short-term debt as of December 29, 2019 reflect the drawdown of $10.0 million, net of issuance costs of $1.5 million. These costs are capitalized and presented as a direct deduction from the liability as of December 29, 2019. The Pro Forma Adjustments reflect interest expense associated with the outstanding amount based on a per annum interest rate of 4.75%, a commitment fee representing 1.5% of the undrawn amount of $90.0 million, as well as the amortization of the issuance costs, aggregating to $2.1 million and included in interest expense. The remaining unamortized issuance costs will be amortized over the remaining life of the credit facility, which is expected to be five years.

f)

The adjustment reflects the removal of Cogenra related intangible asset balance of $4.7 million reflected on the historical Combined Balance Sheet as of December 29, 2019 and related amortization of $7.1 million reflected on the historical Combined Statement of Operations for 2019. Such intangible assets will be retained by SunPower. While intellectual property will be licensed back to the Company from SunPower, no pro forma adjustments have been made to the historical Combined Statement of Operations for the anticipated licensing agreement as there is no additional licensing fee to be incurred.

g)

In connection with the spin-off, certain assets and liabilities will not be transferred to us by SunPower. These assets and liabilities formed a portion of our historical business prior to the spin-off, but ultimately will not be transferred per the Separation and Distribution Agreement. The expenses, including depreciation, related to those assets and liabilities were previously included within our historical Combined Statement of Operations as a charge to us through allocations from SunPower. Such expenses were removed accordingly from our historical Combined Statement of Operations. Although certain research and development-related assets will not be transferred per the Separation and Distribution Agreement, expenses incurred relating to these assets will be cross charged to us through the Product Collaboration Agreement. As such, the research and development expenses relating to these assets were not adjusted.

h)

The adjustment reflects the elimination of net parent contribution and the recapitalization of our equity in connection with the spin-off. As of the spin-off date, SunPower’s investment in our business will be redesignated as our stockholders’ equity and will be allocated between ordinary shares and additional paid-in capital based on the number of shares outstanding at the spin-off date. SunPower shareholders will receive shares based on a distribution ratio of                 Maxeon Solar shares for every                  SunPower shares outstanding as of the record date for the distribution. The total redesignation from net parent contribution to additional paid-in capital is $455.7 million and includes (1) SunPower’s $369.3 million historical investment in us and (2) the effect of all pro forma adjustments representing a $85.8 million net parent distribution.

i)

In December 2015, SunPower issued $425.0 million in principal amount of 4.00% debentures due 2023 (“the debentures”), the proceeds of which were used to finance the construction of our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, the interest and other costs associated with the debentures are reflected in our Combined Statement of Operations. The Pro Forma Adjustments reflect the removal of $17.0 million of interest expense and $2.5 million of debt issuance cost amortization as the liability for these debentures is retained by SunPower and will not be transferred to us.

j)

Based on the pro forma loss before income taxes for the year ended December 29, 2019, we believe that sufficient uncertainty exists regarding the realizability of the deferred tax assets such that a full valuation allowance is necessary against the net deferred tax assets. Therefore, no incremental Pro Forma Adjustments were recognized on the Unaudited Pro Forma Combined Statement of Operations.

k)

The calculations of pro forma basic and diluted net loss per share and average shares outstanding for the period presented are based on the number of shares used to calculate SunPower’s weighted average number of common shares outstanding for the year ended December 29, 2019, given the expected distribution ratio of                 Maxeon Solar shares for every                 SunPower shares. This has been adjusted for the issuance of previously unissued shares to effect TZS’ 28.848% ownership of our total outstanding shares as of the beginning of fiscal year 2019.

l)

We are involved in various lawsuits, claims, investigations and proceedings. SunPower has agreed to indemnify us for certain litigation claims for which we or one of our subsidiaries is named the defendant or party to. The liabilities related to these legal claims are reflected on our historical Combined Balance Sheet as of December 29, 2019. The Pro Forma Adjustments reflect the recognition of $1.1 million of indemnification receivable from SunPower included in prepaid expenses and other current assets.

m)

The Separation and Distribution Agreement requires that all receivables, payables and loans between Maxeon Solar and SunPower be settled prior to the spin-off. The Pro Forma Adjustments reflect removal of these amounts to assume settlement along with the interest expense incurred during 2019 associated with these intercompany loans due between us and SunPower.

n)

In connection with our 2016 acquisition of 100% equity voting interest in our former joint venture AUO SunPower Sdn. Bhd., we are required to make non-cancellable annual installment payments during 2019 and 2020. As per the Investment Agreement, SunPower made the payment that was due in September 2019, which is reflected as a net parent investment in the historical Combined Balance

Sheet. The Pro Forma Adjustment reflects removal of the non-cash accretion charges related to the 2019 installment payment of $2.0 million included in interest expense.

o)

As part of the Separation and Distribution Agreement, we are required to reimburse SunPower up to $25.0 million for transaction expenses that they will incur in connection with the separation. This adjustment represents the expected reimbursement of $25.0 million.

3.B. CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents and our capitalization as of December 29, 2019 on:

•	an actual basis; and

•	an adjusted basis, to give effect to the pro forma adjustments set forth in “—Unaudited Pro Forma Combined Financial Information” above.

The “as adjusted” information below is not necessarily indicative of what our capitalization and indebtedness would have been had the separation and related transactions been completed as of December 29, 2019. You can find an explanation of the pro forma adjustments made to our historical combined financial statements under “Unaudited Pro Forma Combined Financial Statements.” You should review the following table in conjunction with our “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and related notes to those statements appearing elsewhere in this Form 20-F, as well as the sections of this Form 20-F captioned “Item 3. Key Information—3.A. Selected Financial Data,” “Item 5. Operating and Financial Review and Prospects” and “—Unaudited Pro Forma Combined Financial Information” below.

We are providing the capitalization table below for informational purposes only. It should not be construed to be indicative of our capitalization or financial condition had the separation been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we operated as a standalone public company at that date and is not necessarily indicative of our future capitalization or financial position.

	As of December 29, 2019
	Historical	As Adjusted
(in thousands)		(Unaudited)
Cash and cash equivalents	$120,956	$231,500
Liabilities
Short-term debt	$60,383	$68,883
Long-term debt	1,487	1,487

Total debt	$61,870	$70,370

Stockholders’ equity
Common stock, no par value	$—	$—
Additional paid-in capital	$—	$455,660
Net Parent investment	369,837	—
Accumulated other comprehensive loss	(7,618)	(7,618)
Equity attributable to the Company	362,219	448,042
Noncontrolling interests	5,304	5,304

Total equity	$367,523	$453,346

Total capitalization	$429,393	$523,716

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Form 20-F, in evaluating us and our shares. The following risk factors could adversely affect our business, financial condition, results of operations and the price of our shares.

Risks Related to the COVID-19 Pandemic

The COVID-19 pandemic is having an adverse impact on our business, operations, and financial performance, as well as on the operations and financial performance of many of our suppliers, dealers and customers. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position, and the achievement of our strategic objectives.

The COVID-19 pandemic has had an adverse impact on most aspects of our business, operations and financial performance, and the impact is ongoing and will likely continue to change. The pandemic has affected our employees and their ability to work, our ability to conduct our business operations around the globe, reduced demand for our products, disrupted our supply chains, limited the ability of some of our customers to purchase and pay for our products, and caused us to reallocate and prioritize our planned spending among our strategic initiatives. These impacts are substantial and may make it more difficult for us to generate cash flow to meet our own obligations under the terms of our outstanding indebtedness. While we are actively evaluating our ability to obtain relief through recently-announced government assistance, such relief may not be available and, even if available, is unlikely to fully mitigate the impacts of the pandemic on our business and our financial results.

Employees. The safety and wellbeing of our employees is paramount and could also impact our ability to address the uncertainties associated with the COVID-19 pandemic. We have modified our business practices in response to the pandemic, instituting health and safety measures such as limiting employee travel, implementing social distancing and remote work measures, and cancelling physical participation in meetings, events, and conferences. Despite these efforts, such measures may not be sufficient to mitigate the risks posed by the COVID-19 pandemic to our employees, dealers, customers and suppliers. Our employees may be unable to work effectively due to illness, quarantine, lack of public transportation, sheltering-in-place arrangements or other restrictions required by government authorities or that we determine are in the best interests of our employees, which may harm our operations. We have announced temporary reductions in the salaries of certain of our executive officers, as well as temporary reductions in salaries and reduced work week schedules for certain of our employees to address reduced demand and workloads related to the pandemic and to conserve cash, with exceptions for certain groups, including those supporting customer and asset services.

Adverse manufacturing, supply, and strategic investment impacts. The COVID-19 pandemic is adversely affecting, and is expected to continue to adversely affect, our business and operations, including our manufacturing operations, bookings and sales, and may adversely affect our ability to continue to invest in all of our planned research and development and other initiatives. Consistent with actions taken or recommended by governmental authorities, we have idled our solar cell and module production lines located at our manufacturing facilities in the Philippines, France, Malaysia and Mexico. Although we are planning for the phased restart of our manufacturing operations with enhanced safety measures to protect our employees, we have not yet determined when manufacturing operations will resume, and the timing of resumption will be subject to the lifting or easing of governmental orders and restrictions in various locations. In addition, a return to production to prior levels may take a significant period of time, and may be dependent on similar plans from our suppliers, and we may face disruptions to the timing, capacity, and efficiency of our solar cell and module production lines, which in turn may restrict our ability to match product supplies to customer demand. During a prolonged reduction in manufacturing operations or demand, the business and financial condition of our suppliers and customers may deteriorate, resulting in liquidity challenges, bankruptcies, permanent discontinuation of operations, or an inability to make timely deliveries or payments to us. Our suppliers and vendors may also request new or changed credit terms, which could effectively increase the prices we pay for raw materials and supplies.

Although we continue to invest in research and development initiatives, including for development of our Maxeon 7 technology, we cannot be certain whether we will realize the anticipated value of such investments or realize the anticipated value within previously predicted time frames, in light of the economic uncertainty caused by the COVID-19 pandemic and steps we have taken to reduce workweek length and promote social distancing and remote work for employees.

Decline in demand for products. We have experienced, and expect to continue to experience, a decline in demand for our solar panels in light of the global economic slowdown caused by the COVID-19 pandemic and the associated decrease in consumer spending, which we expect will have a near-term adverse impact on our business, financial condition, results of operations, and cash flows. Additionally, as credit markets become more challenging, customers may be unable or unwilling to finance the cost of our products, and the parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for our customers, any of which could materially and adversely affect our revenue and growth of our business. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory.

Impacts on our ability to meet our financial commitments. Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flows. In light of reduced demand and general economic uncertainty related to the COVID-19 pandemic, we cannot assure you that our business will generate cash flows from operations, or that future borrowings will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our debt and to fund other liquidity needs. If we are unable to generate sufficient cash flows to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. There can be no assurance that we will be successful in any sale of assets, refinancing, restructuring, or capital raising effort.

Impact on other risks inherent in our business. The overall effect that the COVID-19 pandemic will have on our business, financial condition and results of operations will depend on future developments, including the ultimate duration and scope of the pandemic, the timing of lifting or easing of various governmental restrictions, the impact on our suppliers, dealers and customers, and how quickly economic conditions, operations, and the demand for our products return to prior levels. The ultimate effect that the pandemic may have on our operating and financial results is not presently known to us or may present unanticipated risks that cannot be determined at this time.

We expect the COVID-19 pandemic will have a material adverse effect on our business, and thus are aggressively managing our response to the pandemic. We believe the most significant elements of uncertainty are the intensity and duration of the impact on project installation by our customers, commercial and consumer spending as well as the ability of our sales channels, supply chain, manufacturing, and distribution to continue to operate with minimal disruption for the remainder of fiscal 2020 and beyond, all of which could negatively impact our financial position, results of operations, cash flows and outlook.

Risks Related to the Maxeon Business Generally

If we fail to successfully reduce costs in response to downward pressure on solar panel prices, or fail to develop and introduce new and enhanced products, we may be unable to compete effectively, and our ability to generate revenues, profits and cash flows could suffer.

Our solar panels are competitive in the market as compared with lower cost conventional solar cells, such as thin-film, due to our products’ higher efficiency, among other things. Given the general downward pressure on prices for solar panels driven by increasing supply and technological change, a principal component of our business strategy is reducing our costs to manufacture our products to remain competitive. If our competitors are able to drive down their manufacturing costs or increase the efficiency of their products faster than we can, or if competitor products are exempted from tariffs and quotas and ours are not, our products may become less competitive even when adjusted for efficiency. Further, if raw materials costs and other third-party component costs were to increase, we may not meet our cost reduction targets. If we cannot effectively reduce costs, our competitive position could suffer, we could lose sales and/or market share, and our margins could be adversely affected as we face downward pricing pressure.

The solar power market is characterized by continually changing technology and improving features, such as increased efficiency, higher power output and enhanced aesthetics. Technologies developed by our direct competitors, including thin-film solar panels, concentrating solar cells, solar thermal electric and other solar technologies, may provide energy at lower costs than our products. We also face competition in some markets from other energy generation sources, including conventional fossil fuels, wind, biomass, and hydro. In addition, we compete with traditional utilities that supply energy to our potential customers. Such utilities have greater financial, technical, operational and other resources than we do. If electricity rates decrease and our products become less competitive by comparison, our operating results and financial condition could be adversely affected.

Our failure to further refine our technology, reduce costs in our manufacturing process, and develop and introduce new solar power products could cause our products or our manufacturing facilities to become less competitive or obsolete, which could reduce our market share, cause our sales to decline, and cause the impairment of our assets. We are required to continually develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards, competitive pricing and changing customer preferences, expectations, and requirements. It is difficult to successfully predict the products our customers will demand. If we cannot continually improve the efficiency and prove the reliability of our solar panels as compared with those of our competitors, our pricing will become less competitive, we could lose market share, and our margins would be adversely affected.

As we introduce new or enhanced products or integrate new technology and components into our products, we will face risks relating to such transitions including, among other things, the incurrence of high fixed costs, technical challenges, acceptance of products by our customers, disruption in customers’ ordering patterns, insufficient supplies of new products to meet customers’ demand, possible product and technology defects arising from the integration of new technology and a potentially different sales and support environment relating to any new technology. Our failure to manage the transition to newer products or the integration of newer technology and components into our products could adversely affect our business’s operating results and financial condition.

The increase in the global supply of solar cells and panels, and increasing competition, may cause substantial downward pressure on the prices of such products and cause us to lose sales or market share, resulting in lower revenues, earnings, and cash flows.

Global solar cell and panel production capacity has been materially increasing overall, and solar cell and solar panel manufacturers currently have excess capacity, particularly in China. Excess capacity and industry competition have resulted in the past, and may continue to result, in substantial downward pressure on the price of solar cells and panels, including our products. Intensifying competition could also cause us to lose sales or market share. Such price reductions or loss of sales or market share could have a negative impact on our revenue and earnings, and could materially adversely affect our business, financial condition and cash flows. In addition, our internal pricing forecasts may not be accurate in such a market environment, which could cause our financial results to be different than forecasted. Uncertainty with respect to Chinese and other government policies, including subsidies or other incentives for solar projects, may cause increased, decreased, or volatile supply and/or demand for solar products, which could negatively impact our revenue and earnings.

Changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect our business, revenues, margins, results of operations and cash flows.

On February 7, 2018, safeguard tariffs on imported solar cells and modules went into effect pursuant to Proclamation 9693, which approved recommendations to provide relief to U.S. manufacturers and impose safeguard tariffs on imported solar cells and modules, based on the investigations, findings, and recommendations of the U.S. International Trade Commission (the “International Trade Commission”). Modules are subject to a four-year tariff at a rate of 30% in the first year, declining 5% in each of the three subsequent years, to a final tariff rate of 15% in 2021. Cells are subjected to a tariff-rate quota, under which the first 2.5 GW of cell imports each year will be exempt from tariffs; and cells imported after the 2.5 GW quota has been reached will be subject to the same 30% tariff as modules in the first year, with the same 5% decline in each of the three subsequent years. The tariff-free cell quota applies globally, without any allocation by country or region.

The tariffs could materially and adversely affect our business and results of operations. While solar cells and modules based on IBC technology, like our Maxeon 2, Maxeon 3, Maxeon 5 and 6 and related products, were granted exclusion from these safeguard tariffs on September 19, 2018, our solar products based on other technologies continue to be subject to the safeguard tariffs. Although we are actively engaged in efforts to mitigate the effect of these tariffs, there is no guarantee that these efforts will be successful.

Additionally, the Office of the United States Trade Representative (“USTR”) initiated an investigation under Section 301 of the Trade Act of 1974 into the government of China’s acts, policies, and practices related to technology transfer, intellectual property, and innovation. In notices published June 20, 2018, August 16, 2018, and September 21, 2018, the USTR imposed additional import duties of up to 25% on certain Chinese products covered by the Section 301 remedy. These tariffs include certain solar power system components and finished products, including those purchased from our suppliers for use in our products and used in our business. The United States and China continue to signal the possibility of taking additional retaliatory measures in response to actions taken by the other country, which may result in changes to existing trade agreements and terms including additional tariffs on imports from China or other countries.

Uncertainty surrounding the implications of existing tariffs affecting the U.S. solar market and trade tensions between China and the United States could cause market volatility, price fluctuations, supply shortages, and project delays, any of which could harm our business, and our pursuit of mitigating actions may divert substantial resources from other projects. In addition, the imposition of tariffs could result in a wide range of impacts to the U.S. solar industry and the global manufacturing market, as well as our business in particular. Such tariffs could materially increase the price of our solar products and result in significant additional costs to us, our resellers, and our resellers’ customers, which could cause a significant reduction in demand for our solar power products and greatly reduce our competitive advantage. With the uncertainties associated with the tariffs and Section 301 trade case, events and changes in circumstances indicated that the carrying values of our long-lived assets associated with our manufacturing operations might not be recoverable.

The reduction, modification or elimination of government incentives could cause our revenue to decline and harm our financial results.

The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, depends in large part on the availability and size of government mandates and economic incentives because, at present, the cost of solar power generally exceeds retail electric rates in many locations and wholesale peak power rates in some locations. Incentives and mandates vary by geographic market. Various government bodies in most of the countries where we do business have provided incentives in the form of feed-in tariffs, rebates, and tax credits and other incentives and mandates, such as renewable portfolio standards and net metering, to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These various forms of support for solar power are subject to change and are expected in the longer term to decline. Even changes that may be viewed as positive can have negative effects if they result, for example, in delaying purchases that otherwise might have been made before expiration or scheduled reductions in such credits. Governmental decisions regarding the provision of economic incentives often depend on political and economic factors that we cannot predict and that are beyond our control. The reduction, modification or elimination of grid access, government mandates or economic incentives in one or more of our customer markets could materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenue to decline and materially adversely affect our financial results.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electric generation products is heavily influenced by federal, state and local government laws, regulations and policies concerning the electric utility industry globally, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and changes that make solar power less competitive with other power sources could deter investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could in turn result in a significant reduction in the demand for our solar power products. The market for electric generation equipment is also influenced by trade and local content laws, regulations and policies that can discourage growth and competition in the solar industry and create economic barriers to the purchase of solar power products, thus reducing demand for our solar products. In addition, on-grid applications depend on access to the grid, which is also regulated by government entities. We anticipate that our solar power products and their installation will continue to be subject to oversight and regulation in accordance with federal, state, local and foreign regulations relating to construction, safety, environmental protection, utility interconnection and metering, trade, and related matters. It is difficult to track the requirements of individual states or local jurisdictions and design equipment to comply with the varying standards. In addition, the U.S., European Union and Chinese governments, among others, have imposed tariffs or are in the process of evaluating the imposition of tariffs on solar panels, solar cells, polysilicon, and potentially other components. These and any other tariffs or similar taxes or duties may increase the price of our solar products and adversely affect our efforts to reduce costs, which could harm our results of operations and financial condition. Any new regulations or policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and our resellers’ customers, which could cause a significant reduction in demand for our solar power products.

We may incur unexpected warranty and product liability claims that could materially and adversely affect our financial condition and results of operations.

Our current standard product warranty for our solar panels and their components includes a 25-year warranty period for defects in materials and for greater than promised declines in power performance. We believe our warranty offering is in line with industry practice. This long warranty period creates a risk of extensive warranty claims long after we have shipped product and recognized revenue. We perform accelerated life cycle testing that exposes our products to extreme stress and climate conditions in both environmental simulation chambers and in actual field deployments in order to highlight potential failures that could occur over the 25-year warranty period. We also employ measurement tools and algorithms intended to help us assess actual and expected performance; these attempt to compare actual performance against an expected performance baseline that is intended to account for many factors (like weather) that can affect performance. Although we conduct accelerated testing of our solar panels and components, they have not and cannot be tested in an environment that exactly simulates the 25-year warranty period and it is difficult to test for all conditions that may occur in the field. Further, there can be no assurance that our efforts to accurately measure and predict panel and component performance will be successful. We have sold products under our warranties since the early 2000s and have therefore not experienced the full warranty cycle.

Increases in the defect rate of our products could cause us to increase the amount of warranty reserves and have a corresponding material, negative impact on our results of operations. Further, potential future product failures could cause us to incur substantial expense to repair or replace defective products, and we have agreed in some circumstances to indemnify our customers and our distributors against liability from some defects in our solar products. A successful indemnification claim against us could require us to make significant damage payments. Repair and replacement costs, as well as successful indemnification claims, could materially and negatively impact our financial condition and results of operations.

Like other retailers, distributors, and manufacturers of products that are used by customers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products into which our solar cells and panels are incorporated results in injury, property damage, or other damages. We may be subject to warranty and product liability claims in the event that our solar power systems fail to perform as expected or if a failure of our solar power systems or any component thereof results, or is alleged to result, in bodily injury, property damage or other damages. Since our solar power products are electricity-producing devices, it is possible that our systems could result in injury, whether by product malfunctions, defects, or other causes. In addition, since we only began selling our solar cells and solar panels in the early 2000s and the products we are developing incorporate new technologies, we cannot predict the extent to which product liability claims may be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we may not have adequate resources to satisfy a successful claim against us. We rely on our general liability insurance to cover product liability claims. A successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, product recalls and a negative impact on our goodwill and reputation, any of which could adversely affect our business, operating results and financial condition.

Our business could be adversely affected by seasonal trends and construction cycles.

Our business is subject to significant industry-specific seasonal fluctuations. There are various reasons for this seasonality, mostly related to economic incentives and weather patterns. For example, in European countries with feed-in tariffs, the construction of solar power systems may be concentrated during the second half of the calendar year, largely due to the annual reduction of the applicable minimum feed-in tariff and the fact that the coldest winter months in the Northern Hemisphere are January through March, which could lead to declining sales in cold-weather months.

Risks Related to Our Liquidity

We may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund our operations and make adequate capital investments, as planned due to the general economic environment and the continued market pressure driving down the average selling prices of our solar power products, among other factors.

To develop or scale new products, including Maxeon 5 and 6 and next-generation Maxeon 7, support future growth, achieve operating efficiencies, and maintain product quality, we must make significant capital and other investments in manufacturing technology, facilities and capital equipment, research and development, and product and process technology. Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures.

Our capital expenditures and use of working capital may be greater than we anticipate if sales and associated receipt of cash proceeds are delayed, or if we decide to accelerate increases in our manufacturing capacity internally or through capital contributions to joint ventures. In addition, we could in the future make additional investments in certain of our joint ventures or could guarantee certain financial obligations of our joint ventures, which could reduce our cash flows, increase our indebtedness and expose us to the credit risk of our joint venture partners. In addition, if our financial results or operating plans deviate from our current assumptions, we may not have sufficient resources to support our business plan.

We expect that we will manage our working capital requirements and fund our committed capital expenditures through our current cash and cash equivalents, cash generated from operations, and, in the future, funds available under the debt facilities we expect to enter into in connection with the spin-off, including term loans with a total borrowing capacity of up to $325.0 million that can be used for capital expenditures and a revolving credit facility for borrowings up to $100.0 million. We may fail to obtain these debt facilities on acceptable terms, or at all, and the lenders under such debt may also require us to repay our indebtedness to them in certain events, including the event that our obligations under other indebtedness or contracts are accelerated and we fail to discharge such obligations. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity investments or debt securities or obtain other debt financings. Market conditions, however, could limit our ability to raise capital by issuing new equity or debt securities at all or on acceptable terms, and lenders may be unwilling to lend funds at all or on acceptable terms. The sale of additional equity investments or convertible debt securities may result in additional dilution to our stockholders. Additional debt would result in increased expenses and could impose new restrictive covenants that may be different from those restrictions contained in the covenants under the debt agreements that we expect to enter into in connection with the spin-off.

If we cannot generate sufficient cash flows, find other sources of capital to fund our operations, or make adequate capital investments to remain technologically and price competitive, we may need to sell additional equity investments or debt securities, or obtain other debt financings. If adequate funds from these or other sources are not available at all or on acceptable terms, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts, meet our debt service obligations, or otherwise respond to competitive pressures could be significantly impaired. Our inability to do any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

We will have the ability to incur a significant amount of debt following the spin-off. The incurrence of substantial indebtedness and other contractual commitments could adversely affect our business, financial condition, and results of operations, as well as our ability to meet our payment obligations under our debt or other contractual commitments.

Prior to the spin-off, we will enter into term loans with a total borrowing capacity of up to $325.0 million and have the ability to borrow up to $100.0 million under a revolving credit facility. Our debt could have material consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under our outstanding debt;

•

resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all or a significant portion of our debt becoming immediately due and payable;

•

reducing the availability of our cash flows to fund working capital, capital expenditures and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared with our competitors that have less debt or have lower leverage ratios.

Our ability to meet our payment and other obligations under our debt instruments or other contractual commitments depends on our ability to generate significant cash flows, which, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flows from operations, or that future borrowings will be available to us under our existing or any future debt instruments or otherwise, in an amount sufficient to enable us to meet our payment obligations under our debt or other contractual obligations and to fund other liquidity needs. If we are unable to generate sufficient cash flows to service our debt or make payments under our other contractual obligations, we may need to refinance or restructure our debt or seek to raise additional capital. There can be no assurance that we will be successful in any refinancing or restructuring effort.

Failure to meet hiring, capital spending and other requirements to utilize tax incentives provided to us in Singapore, Malaysia and the Philippines, or to avail ourselves of available tax incentives in other jurisdictions, could adversely affect our results.

As part of establishing our new corporate headquarters in Singapore, we expect to utilize incentives from Singapore’s Economic Development Board (“EDB”). This is anticipated to include favorable tax treatment and other forms of financial and operational support. Any such incentives will be contingent on our meeting hiring and capital expenditure requirements in Singapore. Failure to meet any conditions of our incentives in Singapore may result in us losing any tax benefits provided to us by the EDB, as well as being required to repay any previous tax benefits received, which could have an adverse effect on our business and operations.

We benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. This is scheduled to expire on June 30, 2021. If we do not continue to comply with the tax holiday’s requirements (or achieve a waiver therefrom), we could be retroactively and prospectively subject to statutory tax rates and repayment of certain incentives, which could negatively impact our business.

Our Philippine income tax holiday expired in 2020. However, we continue to qualify for a 5% preferential tax rate on gross income attributable to activities covered by our Philippine Economic Zone Authority (“PEZA”) registration. The Philippine net income attributable to all other activities is taxed at the statutory Philippine corporate income tax rate, which is currently 30%. We need to continue to comply with PEZA requirements and remain in good standing to utilize the 5% preferential tax rate. Failure to do so could negatively affect our Philippine business.

The 2019 Federal Act and Tax Reform and AHV Financing removed privileged corporate tax regimes in Switzerland. We previously benefitted from the auxiliary company status and were taxed at an effective tax rate of 11.5% in Switzerland. Starting January 1, 2020, we expect our Swiss subsidiary to be taxed at an effective tax rate of 14%.

More generally, with the finalization of specific actions contained within the Organization for Economic Development and Cooperation’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) study (“Actions”), many OECD countries have acknowledged their intent to implement the Actions and update their local tax regulations. Among the considerations required by the Actions is the need for appropriate local business operational substance to justify any locally granted tax incentives, such as those described above, and that the incentives are not determined to constitute “state aid” which would invalidate the incentive. If we fail to maintain sufficient operational substance or if the countries determine the incentive regimes do not conform with the BEPS regulations being considered for implementation, adverse material economic impacts may result.

We may be classified as a U.S. corporation for U.S. federal income tax purposes under Section 7874, which could result in Maxeon Solar being subject to U.S. federal income tax indefinitely.

Section 7874 of the Code may cause a corporation organized outside the United States to be treated as a U.S. corporation (and, therefore, taxable in the United States) unless one or more exceptions apply. The application of Section 7874 of the Code and its various exceptions are complex and subject to factual and legal uncertainties, with respect to some of which the U.S. Internal Revenue Service (“IRS”) has yet to issue guidance. Based on facts as they presently exist, we do not expect Section 7874 to apply to us. However, if we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we would be subject to U.S. corporate income tax on our worldwide income and the income of our non-U.S. subsidiaries would be subject to U.S. tax when deemed recognized under the U.S. federal income tax rules for controlled foreign subsidiaries. See “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations—Treatment of Maxeon Solar as a U.S. Company for U.S. Federal Income Tax Purposes.”

Risks Related to Our Supply Chain

SunPower’s long-term, firm commitment polysilicon supply agreements could result in excess inventory, place us at a competitive disadvantage on pricing, have a negative impact on our liquidity or materially and adversely affect our results of operations.

We are dependent on our suppliers to provide us with the materials we need in our manufacturing processes. Due to an industry-wide shortage of polysilicon experienced prior to 2008, SunPower entered into long-term fixed supply agreements for polysilicon with two suppliers for periods of up to 10 years to match its estimated customer demand forecasts and growth strategy, and these agreements were thereafter extended from time to time. The long-term fixed supply agreements with one of the suppliers expired in the first quarter of fiscal 2019 and the agreements with the second supplier expire in the second quarter of fiscal 2021. SunPower is not permitted to cancel or exit these agreements prior to their expiration. We may negotiate with the second supplier to extend the timing of delivery and acceptance of polysilicon pursuant to the underlying contractual purchase obligations.

Pursuant to the agreements, SunPower purchases polysilicon that it delivers to third-party ingot and wafer manufacturers who sell wafers to SunPower that SunPower then uses in the manufacturing of its solar cells. At the time SunPower entered into the agreements, without sufficient polysilicon, some of those ingot and wafer manufacturers would not have been able to produce the wafers on which SunPower relies.

In connection with the spin-off, we will enter into an agreement with SunPower pursuant to which we will effectively receive SunPower’s rights under the continuing long-term fixed supply agreements (including SunPower’s deposits and advanced payments thereunder) and, in return, we will agree to perform all of SunPower’s existing and future obligations under the agreements (including all take-or-pay obligations). See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us—Back-to-Back Agreement.”

The price of polysilicon currently available in the market has decreased significantly below what is contemplated in the agreements, and our expenditures under the long-term fixed supply agreements with the remaining supplier may negatively impact our liquidity or put us at a disadvantage relative to our competitors. Specifically, the agreements provide for fixed or inflation-adjusted pricing, which has prevented SunPower, and is expected to prevent us, from benefiting from decreased polysilicon costs and has caused SunPower, and is expected to cause us, to purchase polysilicon at unfavorable pricing and payment terms relative to prices available in the market and payment terms available to our competitors. In addition, in the event that we have inventory in excess of short-term requirements of polysilicon in our manufacturing operations, in order to reduce inventory or improve working capital, we may, as SunPower has periodically done, elect to sell such inventory in the marketplace at prices below our purchase price, thereby incurring a loss. During the fiscal year ended December 29, 2019, we recognized charges of $56.5 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements and we estimate that we paid $88.7 million above the current market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process. As of December 29, 2019, based on the then price of polysilicon available in the market, we estimated the remaining contractual commitments under

SunPower’s long-term fixed supply agreements for polysilicon that is above market to be approximately $258.2 million, which we expect to incur from 2020 through 2021. A portion of this loss may be deferred beyond 2021 as we may negotiate with the supplier to extend the timing of delivery and acceptance of polysilicon pursuant to the underlying contractual purchase obligations.

Further, because the agreements are “take or pay,” we could be required to purchase polysilicon from our supplier that is currently not required in our production plan to meet current demand, resulting in additional costs.

Additionally, in the event any of our suppliers experience financial difficulties or go into bankruptcy, it could be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments to those suppliers.

Any of the foregoing could materially harm our liquidity, financial condition and results of operations and could put us at a disadvantage relative to our competitors.

We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, which could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.

We rely on a limited number of third-party suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, inverters and module material. If we fail to maintain our relationships with our suppliers or to build relationships with new suppliers, or if suppliers are unable to meet demand through industry consolidation, we may be unable to manufacture our products or our products may be available only at a higher cost or after a long delay.

To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. In addition, the financial markets could limit our suppliers’ ability to raise capital if required to expand their production or satisfy their operating capital requirements. As a result, they could be unable to supply necessary raw materials, inventory and capital equipment which we would require to support our planned sales operations to us, which would in turn negatively impact our sales volume, profitability, and cash flows. The failure of a supplier to supply raw materials or components in a timely manner, or to supply raw materials or components that meet our quality, quantity and cost requirements, could impair our ability to manufacture our products or could increase our cost of production. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our products to our customers within required timeframes.

Any such delays could result in sales and installation delays, cancellations, penalty payments or loss of revenue and market share, any of which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in the demand for our products may cause impairment of our project assets and other long-lived assets or cause us to write off equipment or inventory, and each of these events could adversely affect our financial results.

In addition, if the demand for our solar products decreases, our manufacturing capacity could be underutilized, and we may be required to record an impairment of our long-lived assets, including facilities and equipment, which would increase our expenses. In improving our manufacturing processes consistent with our cost reduction roadmap, we could write off equipment that is removed from the manufacturing process. In addition, if product demand decreases or we fail to forecast demand accurately, we could be required to write off inventory or record excess capacity charges, which could have a negative impact on our gross margin. Factory-planning decisions may shorten the useful lives of long-lived assets, including facilities and equipment, and cause us to accelerate depreciation. Each of the above events could adversely affect our future financial results.

Risks Related to Our Operations

Our success depends on the continuing contributions of our key personnel and our ability to attract and retain qualified personnel in our industry.

We rely heavily on the services of our key executive officers, and the loss of services of any principal member of our management team could adversely affect our operations. We are investing significant resources in recruiting and developing new members of management in connection with the spin-off. We also anticipate that over time we will need to hire a number of highly skilled technical, manufacturing, administrative, and accounting personnel. The competition for qualified personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of qualified personnel to support our anticipated growth. We cannot guarantee that any employee will remain employed with us for any definite period of time since many of our employees, including our key executive officers, serve at-will and may terminate their employment at any time for any reason.

We derive a significant portion of our revenues from our largest customers.

Historically, we have relied on a limited number of customers for a substantial portion of our revenue. During the year ended December 29, 2019, SunPower accounted for 35.6% of our total revenue. In addition, two other customers accounted for 20.4% and 13.6% of accounts receivable as of December 29, 2019. The loss of any of our significant customers, or the renegotiation of any of our customer agreements, could adversely affect our future financial results.

Because we rely on key customers for a significant portion of our revenues, we depend on the creditworthiness of these customers. If the financial condition of our customers declines, our credit risk could increase. Should one or more of our significant customers declare bankruptcy, it could adversely affect the collectability of our accounts receivable and affect our bad debt reserves and net income.

We have significant international activities and customers, which subject us to additional business risks, including logistical complexity and political instability.

A substantial portion of our sales are made to customers outside of the United States, and a substantial portion of our supply agreements are with supply and equipment vendors located outside of the United States. We have solar cell and module production lines located at our manufacturing facilities in France, Malaysia, Mexico, and the Philippines.

Risks we face in conducting business internationally include:

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multiple, conflicting, and changing laws and regulations, export and import restrictions, employment laws, environmental protection, regulatory requirements, international trade agreements, and other government approvals, permits and licenses;

•	potential disruptions due to labor disputes;

•	difficulties and costs in staffing and managing foreign operations as well as cultural differences;

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relatively uncertain legal systems, including potentially limited protection for intellectual property rights, and laws, changes in the governmental incentives we rely on, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in certain countries or otherwise place them at a competitive disadvantage in relation to domestic companies;

•	inadequate local infrastructure and developing telecommunications infrastructures;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable;

•	currency fluctuations, government-fixed foreign exchange rates, the effects of currency hedging activity, and the potential inability to hedge currency fluctuations;

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political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions, as well as natural disasters or outbreaks of disease, such as the existing COVID-19 pandemic;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and

•	liabilities associated with compliance with laws (for example, foreign anti-bribery laws).

In addition, the temporary idling of our solar cell and module production lines at our manufacturing facilities, as well as certain modified business practices taken in response to the COVID-19 pandemic, have affected our ability to conduct our business operations around the globe.

We have a complex organizational structure involving many entities globally. This increases the potential impact of adverse changes in laws, rules and regulations affecting the free flow of goods and personnel, and therefore heightens some of the risks noted above. Further, this structure requires us to effectively manage our international inventory and warehouses. If we fail to do so, our shipping movements may not correspond with product demand and flow. Unsettled intercompany balances between entities could result, if changes in law, regulations or related interpretations occur, in adverse tax or other consequences affecting our capital structure, intercompany interest rates and legal structure. If we are unable to successfully manage any such risks, any one or more could materially and negatively affect our business, financial condition and results of operations.

If we experience interruptions in the operation of our solar cell or module production lines, our revenue and results of operations may be materially and adversely affected.

If our solar cell or module production lines suffer problems that cause downtime, we might be unable to meet our production targets, which could adversely affect our business. Our manufacturing activities require significant management attention, a significant capital investment and substantial engineering expenditures.

The success of our manufacturing operations is subject to significant risks including:

•	cost overruns, delays, supply shortages, equipment problems and other operating difficulties;

•	custom-built equipment may take longer or cost more to engineer than planned and may never operate as designed;

•	incorporating first-time equipment designs and technology improvements, which we expect to lower unit capital and operating costs, but which may not be successful;

•	our ability to obtain or maintain third-party financing to fund capital requirements;

•	difficulties in maintaining or improving our historical yields and manufacturing efficiencies;

•	difficulties in protecting our intellectual property and obtaining rights to intellectual property developed by our manufacturing partners;

•	difficulties in hiring and retaining key technical, management, and other personnel;

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impacts that may arise from, and actions taken in response to, natural disasters, epidemics or pandemics, including the temporary idling of our solar cell and module production lines located at our manufacturing facilities in France, Malaysia, Mexico and the Philippines consistent with actions taken or recommended by governmental authorities in connection with the COVID-19 pandemic;

•	potential inability to obtain, or obtain in a timely manner, financing, or approvals from governmental authorities for operations; and

•	tariffs imposed on imported solar cells and modules which may cause market volatility, price fluctuations, supply shortages, and project delays.

Any of these or similar difficulties may unexpectedly delay or increase costs of our supply of solar cells.

If we do not achieve satisfactory yields or quality in manufacturing our solar products, our sales could decrease and our relationships with our customers and our reputation may be harmed.

The manufacture of solar cells is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases, cause production to be suspended or yield no output. If we do not achieve planned yields, our product costs could increase and product availability could decrease, which could result in lower revenues than expected. In addition, in the process of transforming polysilicon into ingots, a significant portion of the polysilicon is removed in the process. In circumstances where we provide the polysilicon, if our suppliers do not have very strong controls in place to ensure maximum recovery and utilization, our economic yield can be less than anticipated, which could increase the cost of raw materials to us.

Additionally, products as complex as ours may contain undetected errors or defects, especially when first introduced. For example, our solar cells or solar panels may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to incur significant warranty, non-warranty, recall and re-engineering costs, divert the attention of our engineering personnel from product development efforts, and significantly affect our customer relations and business reputation. If we deliver solar products with errors or defects, including cells or panels of third-party manufacturers, or if there is a perception that such solar products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. We could also be required to implement product recalls under applicable law, which could materially and adversely affect our results of operations and financial condition.

We obtain certain of our capital equipment used in our manufacturing process from sole suppliers and if this equipment is damaged or otherwise unavailable, our ability to deliver products on time could suffer, which in turn could result in order cancellations and loss of revenue.

Some of the capital equipment used in the manufacture of our solar power products has been developed and made specifically for us, is not readily available from multiple vendors and would be difficult to repair or replace if it were to become damaged or stop working. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment, our business could suffer. In addition, a supplier’s failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay our future capacity expansion or manufacturing process improvements and otherwise disrupt our production schedule or increase our costs of production.

Fluctuations in foreign currency exchange rates and interest rates could adversely affect our business and results of operations.

We have significant sales globally, and we are exposed to movements in foreign exchange rates, primarily related to sales to European customers that are denominated in Euros. A depreciation of the Euro would adversely affect our margins on sales to European customers. When foreign currencies appreciate against the dollar, inventories and expenses denominated in foreign currencies become more expensive. An increase in the value of the dollar relative to foreign currencies could make our solar power products more expensive for international customers, thus potentially leading to a reduction in demand, our sales and profitability. As a result, substantial unfavorable changes in foreign currency exchange rates could have a substantial adverse effect on our financial condition and results of operations. Although we seek to reduce our currency exposure by engaging in hedging transactions where we deem it appropriate, we do not know whether our efforts will be successful. Because we hedge some of our expected future foreign exchange exposure, if associated revenues do not materialize, we could experience losses. In addition, any break-up of the Eurozone could disrupt our sales and supply chain, expose us to financial counterparty risk, and materially and adversely affect our results of operations and financial condition.

We are exposed to interest rate risk because many of our customers depend on debt financing to purchase our solar power systems. An increase in interest rates could make it difficult for our customers to obtain the financing necessary to purchase our solar power systems on favorable terms, or at all, and thus lower demand for our solar power products, reduce revenue and adversely affect our operating results. An increase in interest rates could lower a customer’s return on investment in a system or make alternative investments more attractive relative to solar power systems, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our solar power systems, which could reduce our revenue and gross margin and adversely affect our operating results. Our interest expense would increase to the extent interest rates rise in connection with our variable interest rate borrowings. Conversely, lower interest rates have an adverse impact on our interest income.

Our use of joint ventures may expose us to risks associated with jointly owned investments.

We currently operate parts of our business through joint ventures with other companies, and we may enter into additional joint ventures and strategic alliances in the future. Joint venture investments may involve risks not otherwise present in investments made solely by us, including:

•	we may not control the joint ventures;

•	our joint venture partners may not agree to distributions that we believe are appropriate;

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where we do not have substantial decision-making authority, we may experience impasses or disputes with our joint venture partners on certain decisions, which could require us to expend additional resources to resolve such impasses or disputes, including litigation or arbitration;

•	our joint venture partners may become insolvent or bankrupt, fail to fund their share of required capital contributions or fail to fulfil their obligations as a joint venture partner;

•	the arrangements governing our joint ventures may contain certain conditions or milestone events that may never be satisfied or achieved;

•	our joint venture partners may have business or economic interests that are inconsistent with ours and may take actions contrary to our interests;

•	we may suffer losses as a result of actions taken by our joint venture partners with respect to our joint venture investments; and

•	it may be difficult for us to exit a joint venture if an impasse arises or if we desire to sell our interest for any reason.

Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations. In addition, we may, in certain circumstances, be liable for the actions of our joint venture partners.

We depend on third-party contract manufacturers to assemble a portion of our solar cells into solar panels and any failure to obtain sufficient assembly and test capacity could significantly delay our ability to ship our solar panels and damage our customer relationships.

We outsource a portion of module manufacturing to contract manufacturers in China. As a result of outsourcing this final step in our production, we face several significant risks, including limited control over assembly and testing capacity, delivery schedules, quality assurance, manufacturing yields, production costs and tariffs. If the operations of our third-party contract manufacturers were disrupted or their financial stability impaired, or if they were unable or unwilling to devote capacity to our solar panels in a timely manner, our business could suffer as we might be unable to produce finished solar panels on a timely basis. We also risk customer delays resulting from an inability to move module production to an alternate provider or to complete production internationally, and it may not be possible to obtain sufficient capacity or comparable production costs at another facility in a timely manner. In addition, migrating our design methodology to third-party contract manufacturers or to a captive panel assembly facility could involve increased costs, resources and development time, and utilizing additional third-party contract manufacturers could expose us to further risk of losing control over our intellectual property and the quality of our solar panels. Any reduction in the supply of solar panels could impair our revenue by significantly delaying our ability to ship products and potentially damage our relationships with new and existing customers, any of which could have a material and adverse effect on our financial condition and results of operation.

While we believe we currently have effective internal control over financial reporting, we may identify a material weakness in our internal control over financial reporting that could cause investors to lose confidence in the reliability of our financial statements and result in a decrease in the value of our stock.

Our management is responsible for maintaining internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of combined financial statements for external purposes in accordance with GAAP. We need to continuously maintain our internal control processes and systems and adapt them as our business grows and changes. This process is expensive, time-consuming, and requires significant management attention. Furthermore, as we grow our business, our internal controls may become more complex and we may require significantly more resources to ensure they remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm identify material weaknesses in our internal controls, the disclosure of that fact, even if quickly remedied, may cause investors to lose confidence in our financial statements and the trading price of our stock may decline.

Remediation of a material weakness could require us to incur significant expense and if we fail to remedy any material weakness, our financial statements may be inaccurate, our ability to report our financial results on a timely and accurate basis may be adversely affected, our access to the capital markets may be restricted, the trading price of our stock may decline, and we may be subject to sanctions or investigation by regulatory authorities, including the SEC or NASDAQ. We may also be required to restate our financial statements from prior periods.

We may in the future be required to consolidate the assets, liabilities and financial results of certain of our existing or future joint ventures, which could have an adverse impact on our financial position, gross margin, and operating results.

The Financial Accounting Standards Board has issued accounting guidance regarding variable interest entities (“VIEs”) that could affect our accounting treatment of our existing and future joint ventures. To ascertain whether we are required to consolidate an entity, we determine whether it is a VIE and if we are the primary beneficiary in accordance with the accounting guidance. Factors we consider in determining whether we are the VIE’s primary beneficiary include the decision-making authority of each partner, which partner manages the day-to-day operations of the joint venture and each partner’s obligation to absorb losses or right to receive benefits from the joint venture in relation to that of the other partner. Changes in the financial accounting guidance, or changes in circumstances at each of these joint ventures, could lead us to determine that we have to consolidate the assets, liabilities and financial results of such joint ventures. The consolidation of our VIEs could have a material adverse impact on our financial position, gross margin and operating results and could significantly increase our indebtedness. In addition, we may enter into future joint ventures or make other equity investments, which could have an adverse impact on us because of the financial accounting guidance regarding VIEs.

Our manufacturing facilities, as well as the facilities of certain subcontractors and suppliers, are located in regions that are subject to epidemic or pandemic events, earthquakes, floods, and other natural disasters, and climate change and climate change regulation that could have an adverse effect on our operations and financial results.

Our manufacturing facilities are located in France, Malaysia, Mexico and the Philippines. Any significant epidemic or pandemic (including the ongoing COVID-19 pandemic), earthquake, flood, or other natural disaster in these countries or countries where our suppliers are located could materially disrupt our management operations and/or our production capabilities, could result in damage or destruction of all or a portion of our facilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our products and services. For example, ash and debris from volcanic activity at the Taal Volcano in the Philippines forced closures and evacuations of nearby areas in January 2020 and impacted our employees. In addition, the temporary idling of our solar cell and module production lines at our manufacturing facilities, as well as certain modified business practices taken in response to the COVID-19 pandemic, have affected our ability to conduct our business operations around the globe.

In addition, legislators, regulators, and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce green-house gas emissions. Further regulation could be forthcoming with respect to green-house gas emissions. Such regulations could result in regulatory or product standard requirements for our global business, including our manufacturing operations. Furthermore, the potential physical impacts of climate change on our operations may include changes in weather patterns (including floods, tsunamis, drought and rainfall levels), water availability, storm patterns and intensities, and temperature levels. These potential physical effects may adversely affect the cost, production, sales and financial performance of our operations.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

We use, generate and discharge toxic, volatile, and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to, among other matters, potentially significant monetary damages and fines or liabilities or suspensions in our business operations. In addition, if more stringent laws and regulations are adopted in the future, the costs of compliance with these new laws and regulations could be substantial. If we fail to comply with present or future environmental laws and regulations, we may be required to pay substantial fines, suspend production or cease operations, or be subjected to other sanctions.

Our insurance for certain indemnity obligations we have to our officers and directors may be inadequate, and potential claims could materially and negatively impact our financial condition and results of operations.

Pursuant to our Constitution, we will indemnify our officers and directors for certain liabilities that may arise in the course of their service to us. Although we currently maintain director and officer liability insurance for certain potential third-party claims for which we are legally or financially unable to indemnify them, such insurance may be inadequate to cover certain claims, or may prove prohibitively costly to maintain in the future. In addition, we may choose to primarily self-insure with respect to potential third-party claims. If we were required to pay a significant amount on account of these liabilities for which we self-insured, our business, financial condition, and results of operations could be materially harmed.

Risks Related to Our Intellectual Property

We depend on our intellectual property, and we may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in the loss of significant rights.

From time to time, we, our customers, or our third parties with whom we work may receive letters, including letters from other third parties, and may become subject to lawsuits with such third parties alleging infringement of their patents or other intellectual property rights. Additionally, we are required by contract to indemnify some of our customers and our third-party intellectual property providers for certain costs and damages of patent infringement in circumstances where our products are a factor creating the customer’s or these third-party providers’ infringement liability. This practice may subject us to significant indemnification claims by our customers and our third-party providers. We cannot assure investors that indemnification claims will not be made or that these claims will not harm our business, operating results or financial condition. Intellectual property litigation is very expensive and time-consuming and could divert management’s attention from our business and could have a material adverse effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, our customers or our third-party intellectual property providers, we may be required to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Parties making infringement claims may also be able to bring an action before the International Trade Commission that could result in an order stopping the importation into the United States of our solar products. Any of these judgments could materially damage our business. We may have to develop non-infringing technology, and our failure in doing so or in obtaining licenses to the proprietary rights on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

We may file claims against other parties for infringing our intellectual property that may be very costly and may not be resolved in our favor.

To protect our intellectual property rights and to maintain our competitive advantage, we may file suits against parties who we believe infringe or misappropriate our intellectual property. Intellectual property litigation is expensive and time consuming, could divert management’s attention from our business, and could have a material adverse effect on our business, operating results, or financial condition, and our enforcement efforts may not be successful. In addition, the validity of our patents may be challenged in such litigation. Our participation in intellectual property enforcement actions may negatively impact our financial results.

Our business is subject to a variety of U.S. and international laws, rules, policies, and other obligations regarding privacy, data protection, and other matters.

We are subject to U.S. and international laws relating to the collection, use, retention, security, and transfer of customer, employee, and business partner personally identifiable information (“PII”), including the European Union’s General Data Protection Regulation (“GDPR”), which came into effect in May 2018, and the California Consumer Privacy Act (“CCPA”), which came into effect on January 1, 2020. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between one company and its subsidiaries, and among the subsidiaries and other parties with which we have commercial relations. The introduction of new products or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. Foreign data protection, privacy, and other laws and regulations, including GDPR, can be more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations, including GDPR which can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations, including GDPR, are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to inquiries or investigations, claims or other remedies, including fines, which may be significant, or demands that we modify or cease existing business practices.

A failure by us, our suppliers, or other parties with whom we do business to comply with posted privacy policies or with other U.S. or international privacy-related or data protection laws and regulations, including

GDPR and CCPA, could result in proceedings against us by governmental entities or others, which could have a material adverse effect on our business, results of operations, and financial condition.

We rely substantially upon trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue, profit and cash flows could suffer.

We seek to protect our proprietary manufacturing processes, documentation, and other written materials primarily under trade secret and copyright laws. We also typically require employees, consultants, and third parties, such as our suppliers, vendors and customers, with access to our proprietary information to execute confidentiality agreements. The steps we take to protect our proprietary information may not be adequate to prevent misappropriation of our technology. Our systems may be subject to intrusions, security breaches, or targeted theft of our trade secrets. In addition, our proprietary rights may not be adequately protected because:

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others may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting such misappropriation and information security measures designed to deter or prevent misappropriation of our technologies;

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policing unauthorized use of our intellectual property may be difficult, expensive, and time-consuming, the remedy obtained may be inadequate to restore protection of our intellectual property, and moreover, we may be unable to determine the extent of any unauthorized use; and

•	the laws of other countries in which we market our solar products, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies.

Reverse engineering, unauthorized copying, or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without compensating us for doing so. Our joint ventures or our partners may not be deterred from misappropriating our proprietary technologies despite contractual and other legal restrictions. Legal protection in countries where our joint ventures are located may not be robust and enforcement by us of our intellectual property rights may be difficult. As a result, our joint ventures or our partners could directly compete with our business. Any such activities or any other inabilities to adequately protect our proprietary rights could harm our ability to compete, to generate revenue, profit and cash flows, and to grow our business.

We may not obtain sufficient patent protection on the technology embodied in the solar products we currently or plan to manufacture and market, which could harm our competitive position and increase our expenses.

Although we substantially rely on trade secret laws and contractual restrictions to protect the technology in the solar products we currently manufacture and market, our success and ability to compete in the future may also depend to a significant degree upon obtaining patent protection for our proprietary technology. We currently own multiple patents and patent applications which cover aspects of the technology in the solar cells and solar panels that we currently manufacture and market. We intend to continue to seek patent protection for those aspects of our technology, designs, and methodologies and processes that we believe provide significant competitive advantages.

Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek or we may have to refile patent applications due to newly discovered prior art. In addition, any issued patents may be challenged, invalidated, or declared unenforceable, or even if we obtain an award of damages for infringement by a third party, such award could prove insufficient to compensate for all damages incurred as a result of such infringement.

The term of any issued patent is generally 20 years from its earliest filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may issue. Our present and future patents may provide only limited protection for our technology and may be insufficient to provide competitive advantages to us. For example, competitors could develop similar or more advantageous technologies on their own or design around our patents. Also, patent protection in certain non-U.S. countries may not be available or may be limited in scope and any patents obtained may not be readily enforceable because of insufficient judicial effectiveness, making it difficult for us to aggressively protect our intellectual property from misuse or infringement by other companies in these countries. Our inability to obtain and enforce our intellectual property rights in some countries may harm our business. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations in general or in specific geographies that later turn out to be important.

We may not be able to prevent others from using trademarks which we hold or will hold in connection with their solar power products, which could adversely affect the market recognition of our name and our revenue, profits and cash flows.

We hold registered trademarks for Maxeon, SunPower and other marks, in certain countries, including, in the case of Maxeon, the United States. We have not registered, and may not be able to register, these trademarks in other key countries. In the foreign jurisdictions where we are unable to obtain or have not tried to obtain registrations, others may be able to sell their products using trademarks compromising or incorporating our chosen brands, which could lead to customer confusion. In addition, if there are jurisdictions where another proprietor has already established trademark rights in marks containing our chosen brands, we may face trademark disputes and may have to market our products with other trademarks or without our trademarks, which may undermine our marketing efforts. In addition, we may have difficulty in establishing strong brand recognition with consumers if others use similar marks for similar products.

We may be subject to breaches of our information technology systems, which could lead to disclosure of our internal information, damage our reputation or relationships with customers, and disrupt access to our online services. Such breaches could subject us to significant reputational, financial, legal, and operational consequences.

Our business requires us to use and store confidential and proprietary information, intellectual property, commercial banking information, personal information concerning customers, employees, and business partners, and corporate information concerning internal processes and business functions. Malicious attacks to gain access to such information affects many companies across various industries, including ours.

In certain instances, we use encryption and authentication technologies to secure the transmission and storage of data. These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularity or malicious effort, and result in persons obtaining unauthorized access to our data.

We devote resources to network security, data encryption, and other security measures to protect our systems and data, but these security measures cannot provide absolute security. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, target end users through phishing and other malicious techniques, and/or may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventative measures. As a result, we have experienced breaches of our systems in the past, and we may experience a breach of our systems in the future that reduces our ability to protect sensitive data. In addition, hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our team members, contractors and temporary staff. If we experience, or are perceived to have experienced, a significant data security breach, fail to detect and appropriately respond to a significant data security breach, or fail to implement disclosure controls and procedures that provide for timely disclosure of data security breaches deemed material to our business, including corrections or updates to previous disclosures, we could be exposed to a risk of loss, increased insurance costs, remediation and prospective prevention costs, damage to our reputation and brand, litigation and possible liability, or government enforcement actions, any of which could detrimentally affect our business, results of operations, and financial condition.

We may also share information with contractors and third-party providers to conduct our business. While we generally review and typically request or require such contractors and third-party providers to implement security measures, such as encryption and authentication technologies to secure the transmission and storage of data, those third-party providers may experience a significant data security breach, which may also detrimentally affect our business, results of operations, and financial condition as discussed above.

We may be subject to information technology system failures or network disruptions that could damage our business operations, financial conditions, or reputation.

We may be subject to information technology system failures and network disruptions. These may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or similar events or disruptions. System redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions could result in delayed or canceled orders. System failures and disruptions could also impede the manufacturing and shipping of products, delivery of online services, transactions processing, and financial reporting.

Risks Related to the Separation from SunPower

The spin-off may not be successful and as an independent, publicly traded company, we will not enjoy the same benefits that we did as a subsidiary of SunPower.

Upon completion of the spin-off, we will be a standalone public company. The process of becoming a standalone public company may distract our management from focusing on our business and strategic priorities. Further, we may not be able to issue debt or equity on terms acceptable to us or at all and we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits of the separation and of being a standalone public company, or the realization of such benefits may be delayed, if any of the risks identified in this “Risk Factors” section, or other events, were to occur.

As a separate public company, we will be a smaller and less diversified company than SunPower, and we may not have access to financial and other resources comparable to those available to SunPower prior to the spin-off or enjoy certain other benefits that we did as a subsidiary of SunPower. We cannot predict the effect that the spin-off will have on our relationship with partners or employees or our relationship with government regulators. We may also be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the spin-off. Furthermore, as a less diversified company, we may be more likely to be negatively impacted by changes in global market conditions, regulatory reforms and other industry factors, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not achieve some or all of the anticipated benefits of the spin-off, and the spin-off may adversely affect our business.

We may not be able to achieve some or all of the strategic, financial, operational, marketing or other benefits anticipated to result from the spin-off, or such benefits may be delayed or not occur at all. There is risk that we will not achieve the following anticipated benefits, among others, following the spin-off:

•	an increase in strategic agility across our manufacturing and technology value chains;

•	a distinct investment identity;

•	a more efficient allocation of capital due to increased business focus;

•	a direct access to capital markets;

•	an enhanced operational and management focus; and

•	a more direct alignment of incentives with performance objectives.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the spin-off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•	following the spin-off, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of SunPower;

•	the costs associated with being a standalone public company;

•	following the spin-off, our business will be less diversified than the SunPower business prior to the spin-off; and

•	the other actions required to separate our and SunPower’s respective businesses could disrupt our operations.

We cannot predict with certainty when the benefits anticipated from the spin-off will occur or the extent to which they will be achieved. If we fail to achieve some or all of the benefits anticipated to result from the spin-off, or if such benefits are delayed, our business, financial condition and results of operations could be adversely affected.

Our historical financial information is not necessarily representative of the results we would have achieved as a standalone public company and may not be a reliable indicator of our future results.

Our historical financial statements have been derived (carved out) from the SunPower consolidated financial statements and accounting records, and these financial statements and the other historical financial information of Maxeon Solar included in this Form 20-F are presented on a combined basis. This combined information does not necessarily reflect the financial position, results of operations and cash flows we would have achieved as a standalone public company during the period presented, or those that we will achieve in the future.

This is primarily because of the following factors:

•	For the period covered by our combined financial statements, our business was operated within legal entities which hosted portions of other SunPower businesses.

•

Income taxes attributable to our business were determined using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within certain SunPower tax groups.

•

Our combined financial statements include an allocation and charges of expenses related to certain SunPower functions such as those related to financial reporting and accounting operations, human resources, real estate and facilities services, procurement and information technology. However, the allocations and charges may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented therein.

•

Our combined financial statements include an allocation from SunPower of certain corporate-related general and administrative expenses that we would incur as a publicly traded company that we have not previously incurred. The allocation of these additional expenses, which are included in the combined financial statements, may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented therein.

•	In connection with the spin-off, we expect to incur one-time costs after the completion of the spin-off relating to the transfer of information technology systems from SunPower to us.

•

As part of SunPower, we historically benefited from discounted pricing with certain suppliers as a result of the buying power of SunPower. As a separate entity, we may not obtain the same level of supplier discounts historically received.

•

In connection with the completion of the spin-off, we expect to enter into term loans with a total borrowing capacity of up to $325.0 million and a revolving credit facility for borrowings up to $100.0 million. Such indebtedness and the related interest expense associated with such debt is expected to be between $5.4 million and $21.5 million per year, and are not reflected in our combined financial statements. Whether we will have borrowings outstanding under the credit facility as of the close of the transaction will depend on our operating and capital expenditure requirements at that time.

Therefore, our historical financial information may not necessarily be indicative of our future financial position, results of operations or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations or cash flows to materially differ from our historical financial information.

Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own administrative and support functions necessary to operate as a standalone public company.

In connection with our separation from SunPower, we are creating our own financial, administrative, corporate governance, and listed company compliance and other support systems, including for the services SunPower had historically provided to us, or expect to contract with third parties to replace SunPower systems that we are not establishing internally. We expect this process to be complex, time consuming and costly. In addition, we are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance, and listed company compliance and other corporate functions. These corporate functions fall beyond the scope of the operational service domains formerly provided by SunPower and will require us to develop new standalone corporate functions. We may need to make significant investments to replicate, or will need to outsource from other providers, these corporate functions to replace these additional corporate services that SunPower historically provided us prior to the spin-off. SunPower will continue to provide support for certain of our key business functions after the spin-off for approximately 12 months, with an option to extend such support for an additional six months by mutual written agreement, pursuant to the Transition Services Agreement and certain other agreements we will enter into with SunPower. Any failure or significant downtime in our own financial, administrative or other support systems or in the SunPower financial, administrative or other support systems during the transitional period in which SunPower provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

Further, as a standalone public company, we will incur significant legal, accounting and other expenses that we did not incur as part of SunPower. The provisions of SOX, as well as rules subsequently adopted by the SEC and the NASDAQ, have imposed various requirements on public companies, including changes in corporate governance practices. For example, SOX requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we and our managers will have to perform system and process evaluation and testing of our and their internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of SOX.

Although we currently test our internal controls over financial reporting on a regular basis, we have done so in accordance with the financial reporting practices and policies of SunPower, not as a standalone entity. Doing so for ourselves will require our management and other personnel to devote a substantial amount of time to comply with these requirements and will also increase our legal and financial compliance costs. In particular, compliance with Section 404 of SOX will require a substantial accounting expense and significant management efforts. We cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements when they become applicable to us.

The transitional services SunPower has agreed to provide us may not be sufficient for our needs. In addition, we or SunPower may fail to perform under various transaction agreements that will be executed as part of the spin-off or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the spin-off, we and SunPower entered into a Separation and Distribution Agreement and will enter into various other agreements, including the Tax Matters Agreement, Employee Matters Agreement, Transition Services Agreement, Supply Agreement, Brand Framework Agreement, Cross License Agreement and Collaboration Agreement and other separation-related agreements. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us.” Certain of these agreements will provide for the performance of key business services by SunPower for our benefit for a period of time after the spin-off. These services may not be sufficient to meet our needs and the terms of such services may not be equal to or better than the terms we may have received from unaffiliated third parties.

We will rely on SunPower to satisfy its performance and payment obligations under these agreements. If SunPower is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transitional agreements expire, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with SunPower expire, we may not be able to obtain these services at as favorable prices or on as favorable terms.

The spin-off could result in significant tax liability to SunPower and us, and in certain circumstances, we could be required to indemnify SunPower for material taxes pursuant to indemnification obligations under the Tax Matters Agreement. In addition, we will agree to certain restrictions designed to preserve the tax treatment of the spin-off that may reduce our strategic and operating flexibility. Finally, in certain circumstances, SunPower could determine not to proceed with the spin-off.

It is a condition to the spin-off that SunPower receives a written opinion of Jones Day, counsel to SunPower (the “Tax Opinion”) to the effect that the spin-off should qualify for nonrecognition of gain and loss, and non-inclusion in any taxable income, to SunPower shareholders under Section 355 of the Code.

The Tax Opinion will be based on certain facts, assumptions and representations from, and undertakings by, SunPower and us and other relevant parties. The Tax Opinion may not be relied on if any of the facts, assumptions, representations or undertakings described therein are incorrect, incomplete or inaccurate or are violated in any material respect. For instance, the Tax Opinion relies on certain significant ownership interests in the resulting companies continuing after the distribution. Whether such ownership continues may be out of SunPower’s or Maxeon Solar’s control following the completion of the distribution. The Tax Opinion will not be binding in any court, and there can be no assurance that the relevant tax authorities or any court will not take a contrary position.

If the spin-off is determined not to qualify for the treatment described in the Tax Opinion, or if any conditions in the Tax Opinion are not observed, then SunPower could suffer adverse U.S. withholding tax consequences and, under certain circumstances, we could have an indemnification obligation to SunPower with respect to some or all of the resulting tax to SunPower under the Tax Matters Agreement we intend to enter into with SunPower, as described in “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us—Tax Matters Agreement.”

In addition, under the Tax Matters Agreement, we will agree to certain restrictions designed to preserve the tax-free nature of the distribution for U.S. federal income tax purposes. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial and could discourage or delay strategic transactions that our shareholders may consider favorable. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us—Tax Matters Agreement” for more information.

Risks Related to the Spin-Off and Ownership of Our Shares

The price of our shares after the spin-off may be volatile.

The market price for our shares may be volatile. This market volatility, as well as general economic, market or political conditions and the impacts of the COVID-19 pandemic, could reduce the market price of our shares in spite of our operating performance. In addition, if trading of our shares is substantially localized on the NASDAQ, we may not meet the liquidity or other criteria necessary for inclusion in various stock indices that are based on our trading volumes on the other exchange. This could have a further negative impact on the price of our shares.

Furthermore, in the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and financial results.

Substantial sales of our shares may occur in connection with the spin-off, which could cause our share price to decline.

It is possible that some SunPower shareholders, including some of its larger shareholders, will sell their Maxeon Solar shares received in the spin-off if, for reasons such as our business profile or market capitalization as a standalone company, we do not fit their investment objectives, or they consider holding our shares to be impractical or difficult due to listing, tax or other considerations. The sales of significant amounts of our shares, or the perception in the market that this will occur, may decrease the market price of our shares.

Total’s and TZS’s expected significant ownership of our shares may adversely affect the liquidity and value of our shares.

As of                 , Total owned a significant percentage of shares of SunPower’s outstanding common stock. Because the spin-off will involve a pro rata distribution to SunPower shareholders, if Total retains this ownership percentage in SunPower until the record date for the spin-off then Total will own an equivalent percentage of Maxeon Solar shares immediately following the distribution but prior to the TZS investment. Furthermore, upon consummation of the spin-off and investment, Total will continue to, and TZS will, possess significant influence and control over our affairs. As long as each of Total and TZS owns a significant percentage of our shares, the ability of our other shareholders to influence matters requiring shareholder approval will be limited.

Additionally, Total’s and TZS’s share ownership and relationships with members of the Maxeon Solar Board could have the effect of preventing other shareholders from exercising significant control over our affairs, delaying or preventing a future change in control, impeding a merger, consolidation, takeover, or other business combination or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, limiting our financing options. These factors in turn could adversely affect the market price of our shares or prevent our shareholders from realizing a premium over the market price of our share.

If a substantial number of Maxeon Solar shares become available for sale and are sold in a short period of time, the market price of Maxeon Solar shares could decline.

For two years after the Shareholders Agreement becomes effective, each of Total and TZS are required, subject to certain exceptions, to not dispose of Maxeon Solar shares if the disposition would cause either of them to hold less than 20% of the outstanding Maxeon Solar shares (determined on a fully diluted as converted basis) following such transaction. Further, Total is required to not dispose of any Maxeon Solar shares during that two-year period if immediately prior to such disposal it holds fewer shares than TZS or if the disposal would cause Total to hold fewer shares than TZS (again, subject to certain exceptions).

Notwithstanding the provisions of the Shareholders Agreement, under certain limited circumstances, each of Total and TZS have the ability to sell a substantial number of Maxeon Solar shares during the two-year period following the spin-off and thereafter. If our existing significant shareholders sell substantial amounts of Maxeon Solar shares in the market, the market price of Maxeon Solar shares could decrease significantly. The perception in the market that our existing significant shareholders might sell shares could also depress our share price. A decline in the price of Maxeon Solar shares may impede our ability to raise capital through the issuance of additional shares or other equity securities.

The combined post-spin-off value of our shares and the SunPower shares may not equal or exceed the aggregate pre-spin-off value of the SunPower shares and our shares.

After the spin-off, the SunPower shares will continue to be listed and traded on the NASDAQ. Our shares will be traded under the symbol “MAXN” on the NASDAQ. We have no current plans to apply for listing on any additional stock exchanges. As a result of the spin-off, SunPower expects the trading prices of SunPower shares at market open on                 , 2020 to be lower than the trading prices at market close on                 , 2020, because the trading prices will no longer reflect the value of the Maxeon Business. There can be no assurance that the aggregate market value of the SunPower shares and our shares following the spin-off will be higher than, equal to or lower than the market value of the SunPower shares if the spin-off did not occur. This means, for example, that the combined trading prices of one SunPower share and one Maxeon Solar share after market open on                 , 2020 may be equal to, greater than or less than the trading price of one SunPower share before                 , 2020. In addition, following the close of business on                 , 2020 but before the commencement of trading on                 , 2020, your SunPower shares will reflect an ownership interest solely in SunPower and will not include the right to receive any of our shares in the spin-off, but may not yet accurately reflect the value of such SunPower shares excluding the Maxeon Business.

Your percentage ownership in Maxeon Solar may be diluted in the future.

In the future, your percentage ownership in us may be diluted because of equity issuances from acquisitions, capital markets transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees and conditional capital we hold for purposes of our employee participation plans. Our employees will have rights to purchase or receive our shares after the distribution as a result of the conversion of their SunPower equity awards into Maxeon Solar equity awards and the grant of Maxeon Solar equity awards, including restricted share units and performance share units, in each case, in order to preserve the aggregate value of the equity awards held by our employees immediately prior to the spin-off. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation” for further detail on the awards that are expected to be granted in connection with the spin-off. As of the date of this Form 20-F, the exact number of our shares that will be subject to the converted and granted Maxeon Solar awards is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in us could be diluted as a result. It is anticipated that the Compensation Committee of the Maxeon Solar Board will grant additional equity awards to our employees and directors after the spin-off, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our shares.

We do not intend to pay dividends on our shares and no assurance can be given that we will pay or declare dividends in the future.

For the foreseeable future, we intend to retain any earnings to finance the development of our business, and we do not anticipate paying any cash dividends on our shares, and no assurance can be given that we will pay or declare dividends in the future. The Maxeon Solar Board may, in its discretion, recommend the payment of a dividend in respect of a given fiscal year. However, the declaration, timing, and amount of any dividends to be paid by us following the spin-off will be subject to the approval of our shareholders at the relevant Annual General Meeting of shareholders. The determination of the Maxeon Solar Board as to whether to recommend a dividend and the approval of any such proposed dividend by our shareholders, will depend upon many factors, including our financial condition, earnings, corporate strategy, capital requirements of our operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Maxeon Solar Board and shareholders. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Dividends” for more information.

Following the spin-off and TZS investment, Total and its affiliates will own approximately 36.7% of the voting power of outstanding Maxeon Solar shares and TZS will own approximately 28.8% of the voting power of outstanding Maxeon Solar shares, and the interests of Total and/or TZS may differ from the interests of other Maxeon Solar shareholders.

Although Total and its affiliates will no longer be a majority shareholder after the completion of the spin-off and TZS investment, subject to the Shareholders Agreement, Total may still exercise significant influence over matters submitted to our shareholders for approval through its ownership of Maxeon Solar shares representing approximately 36.7% of the voting power of outstanding Maxeon Solar shares. Similarly, TZS may exercise significant influence over matters submitted to our shareholders for approval through its ownership of Maxeon Solar shares representing approximately 28.8% of the voting power of outstanding Maxeon Solar shares after its investment.

Total and/or TZS may have different interests than other Maxeon Solar shareholders on matters which may affect our operational and financial decisions. Among other things, their influence could delay, defer or prevent a sale of Maxeon Solar that other shareholders support, or, conversely, this influence could result in the consummation of such a transaction that other shareholders do not support. This concentrated influence could discourage a potential investor from seeking to acquire Maxeon Solar shares and, as a result, might harm the market price of Maxeon Solar shares.

As a result of Total’s lack of a majority interest in Maxeon Solar following the TZS investment, we may not experience the same benefits that we have historically received as a result of Total’s majority position in SunPower.

Following the TZS investment, we will no longer be controlled by Total. As part of SunPower, which is currently majority-owned by Total, we have been able to benefit from Total’s financial strength and extensive business relationships. After the completion of the spin-off, we may no longer experience these benefits. While Total has agreed to retain its ownership interest in us up to specified percentages for two years after the Shareholders Agreement becomes effective, our diminished association with Total could adversely affect our ability to attract new customers or maintain existing business relationships with customers, suppliers and other business partners, all of which could have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies that we have elected to comply with will make our ordinary shares less attractive to investors.

We are currently treated as an “emerging growth company” as defined in the JOBS Act and, as a result, are eligible for reduced disclosure requirements applicable to emerging growth companies until the earlier of the effective date of the spin-off and January 3, 2021.

We cannot predict if investors will find the Maxeon Solar shares less attractive because we have relied on the exemption that permits such reduced disclosure. If some investors find the Maxeon Solar shares less attractive as a result, there may be a less active trading market for the Maxeon Solar shares and our share price may be more volatile.

As of the date of the spin-off, we will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon consummation of the spin-off, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or controlled companies.

In addition, as a foreign private issuer, we will also be entitled to rely on exceptions from certain corporate governance requirements of the NASDAQ.

As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.

We will be a foreign private issuer as of the date of the spin-off and therefore we will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our status as a foreign private issuer, either (a) a majority of our shares must be directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States.

If we were to lose our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. For instance, we would be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws when we would be required to comply with the reporting requirements applicable to a U.S. domestic issuer could be significantly higher than the costs we will incur as a foreign private issuer. As a result, a loss of foreign private issuer status could increase our legal and financial compliance costs and could make some activities highly time-consuming and costly. If we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it could make it more difficult and expensive for us to obtain director and officer liability insurance, and we could be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of the Maxeon Solar Board.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.

We are incorporated under the laws of Singapore and certain of our officers and directors are or will be residents outside of the United States. Moreover, most of our assets are located outside of the United States. Although we are incorporated outside of the United States, we have agreed to accept service of process in the United States through our agent designated for that specific purpose.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters, such that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. Additionally, there is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. Accordingly, it may be difficult for investors to enforce against us, our directors or our officers in Singapore, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

We are incorporated in Singapore and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Our corporate affairs will be governed by our Constitution and by the laws governing companies incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of the Maxeon Solar Board under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by our management or members of the Maxeon Solar Board than they would as shareholders of a corporation incorporated in the United States. For information on the differences between Singapore and Delaware corporation law, see “Item 10.B. Memorandum and Articles of Association—Comparison of Shareholder Rights.”

Singapore corporate law may impede a takeover of our company by a third party, which could adversely affect the value of our shares.

The Singapore Code on Take-overs and Mergers and Sections 138, 139 and 140 of the SFA contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5 million (approximately $4 million USD) or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for all the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers. While the primary objective of the Singapore Code on Take-overs and Mergers is fair and equal treatment of all shareholders in a take-over or merger situation, its provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. These legal requirements may impede or delay a takeover of our company by a third party, and thereby have a material adverse effect on the value of our shares.

On January 30, 2020, the Securities Industry Council of Singapore waived the application of the Singapore Code on Take-overs and Mergers to us, subject to certain conditions. Pursuant to the waiver, for as long as we are not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the Tier 1 Exemption is available and the offeror relies on the Tier 1 Exemption to avoid full compliance with the tender offer regulations promulgated under the Exchange Act, the Singapore Code on Take-overs and Mergers shall not apply to us. In connection with receipt of the waiver, the SunPower Board submitted to the Securities Industry Council of Singapore a written confirmation to the effect that it is in the interests of SunPower shareholders who will become holders of Maxeon Solar shares as a result of the spin-off that a waiver of the provisions of the Singapore Code on Take-overs and Mergers is obtained.

Our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by the Maxeon Solar Board in its sole discretion.

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Subject to the general authority to allot and issue new shares provided by our shareholders, the provisions of the Singapore Companies Act and our Constitution, the Maxeon Solar Board may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any additional issuances of new shares by our directors could adversely impact the market price of our shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our shares.

Based upon, among other things, the current and anticipated valuation of our assets and the composition of our income and assets, we do not believe we would be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75.0% of its gross income for such year is passive income or (ii) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our shares, fluctuations in the market price of the shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. tax implications, see “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Corporate Information

We are incorporated under the laws of Singapore in accordance with the Singapore Companies Act. We are currently registered with ACRA under “Maxeon Solar Technologies, Pte. Ltd.” We were formed by SunPower in connection with our separation from SunPower, for an unlimited duration, effective as of the date of our incorporation with ACRA on October 11, 2019. Following the separation and prior to the distribution, we will convert to a public company under the Singapore Companies Act and will change our name to “Maxeon Solar Technologies, Ltd.” and amend our Constitution to a public company constitution.

We are domiciled in Singapore and our registered office is currently located at 8 Marina Boulevard #05-02, Marina Bay Financial Centre, 018981, Singapore, which also currently serves as our principal executive offices, and our telephone number is +65 6338 1888.

General Development of Business

We were incorporated under the laws of Singapore on October 11, 2019, to facilitate a proposed investment by TZS into the international portion of SunPower’s SunPower Technologies business unit (discussed in greater detail in Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Us and TZS and/or Total in Connection with TZS Investment—Investment Agreement).

In the fourth quarter of 2018, SunPower reorganized its segment reporting to an upstream and downstream structure in connection with its efforts to improve operational focus and transparency, drive overhead accountability into segment operating results, and increase strategic agility across the value chain. Previously operating under three end-customer segments composed of its residential segment, commercial segment, and power plant segment, the new segmentation allowed SunPower to focus on its upstream business’s core strengths in manufacturing and technology and its downstream business’s core strength in offering complete solutions in residential and commercial markets.

Under the new segmentation, the SunPower Energy Services business unit referred to sales of solar energy solutions in the North America region previously included in the legacy residential and commercial segments, including direct sales of turn-key engineering, procurement and construction services, sales to SunPower’s third-party dealer network, sales of energy under power purchase agreements, storage solutions, cash sales and long-term leases directly to end customers, sales to resellers, and sales of global operations and maintenance services. The SunPower Technologies business unit referred to SunPower’s technology development, worldwide solar panel manufacturing operations, equipment supply to resellers, commercial and residential end-customers outside of North America, and worldwide power plant project development and project sales.

On November 11, 2019, SunPower announced plans to separate into two independent, publicly traded companies to leverage value chain specialization between its leading panel technology and manufacturing operations and its downstream solar systems and storage and energy services in North America. In connection with the spin-off, SunPower will contribute certain non-U.S. operations and assets of its SunPower Technologies business unit to us and then spin us off through a pro rata distribution to SunPower’s stockholders of 100% of SunPower’s interest in us. Upon consummation of the Transactions, the Maxeon Business will consist of SunPower’s technology and manufacturing upstream operations and international sales capabilities comprising substantially all of the international portion of its SunPower Technologies business unit.

Principal Capital Expenditures

Our capital expenditures amounted to $41.9 million and $39.6 million during the fiscal years ended December 29, 2019 and December 30, 2018, respectively, primarily consisting of expenditures related to the expansion of our solar cell manufacturing capacity. Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures. In addition, as of December 29, 2019, we expect capital expenditures of approximately $229.0 million through fiscal year 2021.

Significant Acquisitions, Dispositions and other Events

In the past three years, SunPower has entered into certain acquisition and joint venture transactions that constitute a part of the Maxeon Business. In fiscal year 2017, SunPower entered into our Huansheng joint venture with TZS to manufacture Performance Line products in China. For more information, see “Item 4. Information on the Company—4.B. Business Overview – Our Products.”

In addition, we have made significant investments in certain of our manufacturing facilities to enhance our production capabilities. For more information, see “—Item 4.D. Property, Plants and Equipment—Major Facilities.”

The Spin-Off

Background

Since its initial public offering in 2005, SunPower has followed an integrated value-chain strategy. This structure served SunPower well during the period of early industry development where the capabilities of downstream system integrators were relatively immature. Since that time, the industry has grown by over 50 times in terms of annual shipment volume and the technology has become widely deployed with significant expertise across the entire value chain. Solar power is now the largest component of incremental global power generation capacity, and we expect that the scale of annual deployment will continue to grow in the future. We believe that, in this more mature phase of industry development, success will be driven by value chain specialization, technology innovation, and economies of scale. This logic, as well as reasons underlying the TZS investment, led to the decision to decouple the North American, largely downstream component of SunPower’s business from the global manufacturing and sales component.

Reasons for the Spin-Off

We and SunPower believe that the spin-off will provide a number of benefits to our business, to the business of SunPower and to SunPower shareholders. While the planned separation was principally structured to facilitate the anticipated investment by TZS into the Maxeon Business, we also believe that, as two distinct publicly traded companies, SunPower and Maxeon Solar will be better positioned to capitalize on significant growth opportunities and focus resources on their respective businesses and strategic priorities. SunPower and the SunPower Board considered a wide variety of factors in their initial evaluation of the proposed spin-off, including the following anticipated benefits:

•

Facilitation of TZS’s proposed investment into the Maxeon Business. The separation of the Maxeon Business from SunPower permits TZS to make a significant equity investment into the Maxeon Business through the purchase of new Maxeon Solar shares following the spin-off.

•

Accelerated scale-up of Maxeon 5 and 6 capacity due to the TZS investment, and resultant improved profitability. We expect that the investment will finance continued scale-up of Maxeon 5 and 6 capacity and development of Maxeon 7 technology, which we believe will allow us to increase our distributed generation market share and accelerate profit growth.

•

Access to low-cost supply chain and equipment. We believe that the spin-off and the investment will give us greater access to the low-cost Asia-centric supply chain and equipment, which would in turn help drive manufacturing efficiencies and reduce costs.

•

Differentiated product platform and increased focus on established global channels. We believe the separation of Maxeon Solar and SunPower will permit each company to not only leverage their existing, well-established market channels but also to target distinct markets for their respective products and services through new differentiated sales and distribution channels.

•

Strategic supply relationships with SunPower and TZS. We will market our solar panels under the SunPower brand into the global solar power marketplace and into the United States and Canada through the Supply Agreement to be entered into with SunPower at the time of the spin-off. We also expect to leverage TZS’ valuable connections in Asia’s supply chain and distribution channels.

•	Enhanced strategic and management focus. As an independent, publicly traded company, we believe we can more effectively focus on our objectives and advance the strategic needs of our company.

•

More efficient allocation of capital due to increased business focus and direct access to capital markets as a separate publicly traded company. We expect that following the spin-off we will have opportunities to enhance our capital efficiency through direct access to the capital markets.

•

More direct alignment of incentives with performance objectives. We believe that operating as a separate publicly traded company will allow us to better align the incentives of our management team and employees with those of our shareholders.

Neither we nor SunPower can assure you that, following the spin-off, any of the benefits described above or otherwise described in this Form 20-F will be realized to the extent or at the time anticipated or at all. See also “Item 3. Key Information—3.D. Risk Factors.”

SunPower and the SunPower Board also considered a number of potentially negative factors in their initial evaluation of the potential spin-off, including the following:

•	Disruptions to the business as a result of the separation. The actions required to separate the respective businesses of SunPower and Maxeon Solar could disrupt the operation of the Maxeon Business;

•

Increased significance of certain costs and liabilities. Certain costs and liabilities that were otherwise less significant to SunPower as a whole will be more significant for us as a standalone company;

•

One-time costs of the spin-off or ongoing costs after the spin-off. We will incur costs in connection with the transition to being a standalone public company that may include accounting, tax, treasury, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to us, and costs to separate information systems;

•

Potential inability to realize anticipated benefits of the spin-off. We may not achieve the anticipated benefits of the spin-off for a variety of reasons, including, among others: (i) the spin-off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing the Maxeon Business; (ii) following the spin-off, we may be more susceptible to market fluctuations and other adverse events than if it were still a part of SunPower; (iii) the costs associated with us being a standalone public company; (iv) following the separation, the Maxeon Business will be less diversified than the SunPower business prior to the separation; and (v) the other actions required to separate the respective businesses of us and SunPower could disrupt our operations; and

•

Our covenants and obligations pursuant to the Separation and Distribution Agreement, the Tax Matters Agreement and other agreements entered into in connection with the separation. We are and will be subject to numerous covenants and obligations arising out of agreements entered into in connection with the separation. For example, under the Tax Matters Agreement, we will agree to covenants and indemnification obligations designed to preserve the tax-free nature of the spin-off distribution to SunPower shareholders. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial.

SunPower and the SunPower Board believe that the anticipated benefits of the spin-off outweigh these factors. However, the completion of the spin-off remains subject to the satisfaction, or waiver by the SunPower Board, of a number of conditions. See “—Conditions to the Spin-Off” below for additional detail.

When and How You Will Receive Maxeon Solar Shares

SunPower will distribute to holders of SunPower shares, as a pro rata dividend,                 Maxeon Solar shares for every                 SunPower shares such shareholders hold or have acquired and do not sell or otherwise dispose of prior to the close of business on                 , 2020, the record date for the spin-off. The actual number of our shares that will be distributed will depend on the total number of issued SunPower shares (excluding treasury shares held by SunPower and its subsidiaries) as of the record date.

An application will be made to list our shares on the NASDAQ under the ticker symbol “MAXN.” Subject to official notice of issuance, our shares will trade and settle under ISIN code SGXZ25336314 and CUSIP code Y58473102.

Computershare Trust Company, N.A., as the SunPower share registrar and transfer agent will arrange for the distribution of our shares to holders of SunPower shares. For purposes of and following the spin-off, Computershare will act as our U.S. share registrar and transfer agent and an affiliate of Computershare will act as our Singapore share registrar.

The last day of trading of SunPower shares including the right to receive our shares on the NASDAQ will be                 , 2020, the record date. In order to be entitled to receive the distribution of our shares in the spin-off, a shareholder must hold or have acquired and not sold or otherwise disposed of their SunPower shares prior to the close of business on the record date. This means that if you sell your SunPower shares before the close of business on the record date, you will not be entitled to receive our shares in the distribution. However, if you sell or otherwise dispose of your SunPower shares after the close of business on the record date, you will still be entitled to receive our shares in the distribution. Investors acquiring or selling SunPower shares on or around the record date in over-the-counter or other transactions not effected on the NASDAQ should ensure such transactions take into account the treatment of our shares to be distributed in respect of such SunPower shares in the spin-off. Please contact your bank or broker for further information if you intend to engage in any such transaction.

We will become a standalone public company, independent of SunPower, on                 , 2020, the “Ex Date” for the spin-off, and our shares will commence trading on a standalone basis on the NASDAQ at market open on the Ex Date (9:30 a.m., New York City, time on the NASDAQ). We do not expect that there will be any “when-issued” trading of our shares or “ex-distribution” trading of SunPower shares prior to the spin-off.

Depending on your bank or broker and whether you hold SunPower shares, it is expected that your Maxeon Solar shares will be credited to your applicable securities account either on or shortly after the Ex Date and that you will be able to commence trading your Maxeon Solar shares on the NASDAQ on                 , 2020, the Ex Date. See also “—Listing and Trading of Maxeon Solar Shares” below.

In the event there are any changes to the record date or the Ex Date, or new material information relating to the distribution of our shares becomes available, SunPower will publish any such changes or updates in a press release that will also be furnished with the SEC by SunPower on a Form 8-K and by us on a Form 6-K. In addition, SunPower will give at least 10 calendar days’ notice of any changes to the record date to the NASDAQ in accordance with NASDAQ’s requirements.

We are not asking SunPower shareholders to take any further action in connection with the spin-off, except as described below with respect to SunPower physical share certificate holders. We are not asking you for a proxy and we request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your SunPower shares for Maxeon Solar shares. However, please see “—If You Hold SunPower Shares—Holders of SunPower Physical Share Certificates” below. The number of outstanding SunPower shares will not change as a result of the spin-off.

If you hold or have acquired and do not sell or otherwise dispose of your SunPower shares prior to the close of business on                 , 2020, the record date, the Maxeon Solar shares that you are entitled to receive in the spin-off are expected to be distributed to you as described below.

Holders of SunPower shares held in book-entry form with a bank or broker. If you hold or have acquired and do not sell or otherwise dispose of your SunPower shares prior to the close of business on                 , 2020, you will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing SunPower shares in order to receive Maxeon Solar shares in the spin-off, but we urge you to read this Form 20-F carefully.

Holders of SunPower physical share certificates. Following the consummation of the spin-off, all registered SunPower shareholders holding physical share certificates who have previously provided a valid mailing address to SunPower will have received a notice with instructions on how to receive Maxeon Solar shares in the spin-off. If you have not received such a notice from SunPower by                 , 2020, please contact SunPower Share Registry by telephone at 1-877-373-6374 (in the United States) or 1-781-575-2879 (outside the United States) or by online inquiry at https://www-us.computershare.com/investor/Contact. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—When and How You Will Receive Maxeon Solar Shares,” as well as “—Where can I get more information?” below.

See also “Summary—The Spin-Off—Questions and Answers about the Spin-Off—Where can I get more information?”

If SunPower has not received full and correct details of your securities account by                 , 2020 in accordance with the instructions in the notice provided to you, you will not receive Maxeon Solar shares in the spin-off. In lieu of receiving Maxeon Solar shares, Computershare, as the share registrar and transfer agent, will sell the Maxeon Solar shares you are entitled to receive in the spin-off and SunPower will pay the aggregate net cash proceeds of such sale to you on or around                 , 2020, if you have previously provided valid payment details to SunPower.

Number of Maxeon Solar Shares You Will Receive

You will receive                  Maxeon Solar shares for every                 SunPower shares you hold or have acquired and do not sell or otherwise dispose of prior to the close of business on the record date.

Treatment of Fractional Shares

Computershare, the SunPower share registrar and transfer agent, will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. Computershare will send to each registered SunPower shareholder entitled to a fractional share a cash payment in lieu of that shareholder’s fractional share on or around                 , 2020. If you hold your SunPower shares through the facilities of the DTC or otherwise through a bank, broker or other nominee, your custodian, bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales of fractional shares. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes and may, in certain circumstances, be taxable to you for Singapore income tax purposes. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations” and “—Material Singapore Tax Considerations” below for more information.

We anticipate that Computershare will make these payments on or around , 2020. Computershare will, in its sole discretion, without any influence by SunPower or Maxeon Solar, determine when, how and at what price to sell the whole shares. Computershare is not an affiliate of either SunPower or Maxeon Solar.

Results of the Spin-Off

After the spin-off, we will be a standalone publicly traded company. Immediately following the spin-off, we expect to have approximately                Maxeon Solar shares outstanding based on the number of issued SunPower shares (excluding treasury shares held by SunPower and its subsidiaries) as of                 , 2020. The actual number of our shares that SunPower will distribute in the spin-off will depend on the actual number of issued SunPower shares, excluding treasury shares held by SunPower and its subsidiaries, on the record date. The spin-off will not affect the number of outstanding SunPower shares or any rights of holders of any outstanding SunPower shares, although we expect the trading price of SunPower shares immediately following the spin-off to be lower than immediately prior to the spin-off because the trading price of SunPower shares will no longer reflect the value of the Maxeon Business. In addition, following the close of business on the record date but before the commencement of trading on the Ex Date, your SunPower shares will trade without the entitlement to receive the distribution of our shares in the spin-off and will reflect an ownership interest solely in SunPower, but may not yet accurately reflect the value of such SunPower shares excluding the Maxeon Business.

On November 8, 2019 we entered into a Separation and Distribution Agreement with SunPower related to the separation and distribution, and we intend to enter into several other agreements with SunPower prior to completion of the spin-off to effect the separation and provide a framework for our relationship with SunPower after the spin-off. These agreements will govern the relationship between us and SunPower up to and after completion of the spin-off and allocate between us and SunPower various assets, liabilities, rights and obligations, including employee benefits, intellectual property, supply of designated products and tax-related assets and liabilities. We describe these arrangements in greater detail under “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us.”

Listing and Trading of Maxeon Solar Shares

As of the date of this Form 20-F, we are a wholly owned subsidiary of SunPower. Accordingly, no public market for our shares currently exists. We intend to list our shares on the NASDAQ under the symbol “MAXN.” We will use a specialist firm to make a market in our shares on the NASDAQ to facilitate sufficient liquidity and maintain an orderly market in our shares throughout normal NASDAQ trading hours. We anticipate that there will not be trading of our shares on a “when-issued” basis and that trading will commence on the Ex Date.

Computershare Trust Company, N.A. will act as our U.S. share registrar and transfer agent and an affiliate of Computershare will act as our Singapore share registrar.

We currently expect that our issued shares will be held in the following forms:

•

Shares held via DTC. Holders may hold their entitlements to our shares in book-entry form via the DTC system through custody accounts with custodian banks or brokers that are direct participants in the DTC system. Such shares will be held in the name of DTC’s nominee, Cede & Co., through Computershare. Such holders’ entitlements to our shares will be recorded in their custodian banks’ or brokers’ records. Such holders may effect the transfer of their entitlements to our shares through their custodian banks or brokers and will receive written confirmations of any purchase or sales of our shares and any periodic account statements from such custodian banks or brokers.

•

Directly registered shares held through Computershare. Holders may directly hold their ownership interests in us in the form of uncertificated shares that will be registered in the names of such holders directly on the books of Computershare. Holders will receive periodic account statements from Computershare evidencing their holding of our shares. Through Computershare, holders may effect transfers of our shares to others, including to banks or brokers that are participants in the DTC Direct Registration System.

Neither we nor SunPower can assure you as to the trading price of SunPower shares or of Maxeon Solar shares after the spin-off, or as to whether the combined trading prices of our shares and the SunPower shares after the spin-off will be less than, equal to or greater than the trading prices of SunPower shares prior to the spin-off. As a result of the spin-off, SunPower expects the trading prices of SunPower shares at market open on                 , 2020 to be lower than the trading prices at market close on                 , 2020, because the trading prices will no longer reflect the value of the Maxeon Business. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Spin-Off and Ownership of our Shares” for more detail.

Subject to any restrictions on the registration of shareholdings in our share register that may be included in our Constitution, the Maxeon Solar shares distributed to SunPower shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their Maxeon Solar shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Conditions to the Spin-Off

We expect that the spin-off will be effective on the Ex Date, provided that the following conditions shall have been satisfied or waived by SunPower:

•	the consummation in all material respects of the Internal Transactions;

•

all corporate and other action necessary in order to execute, deliver and perform the Separation and Distribution Agreement and to consummate the transactions contemplated thereby by each of SunPower and Maxeon Solar having been obtained;

•

the receipt by SunPower of the written opinion of Jones Day regarding the qualification of the distribution as a transaction that should be generally tax-free to SunPower shareholders for U.S. federal income tax purposes under Section 355 of the Code;

•

the SEC declaring this Form 20-F effective under the Exchange Act, and no stop order suspending the effectiveness of this Form 20-F being in effect and no proceedings for that purpose being pending before or threatened by the SEC;

•	copies of this Form 20-F having been mailed to record holders of SunPower shares as of the record date for the spin-off;

•	the actions necessary or appropriate under U.S. federal, U.S. state or other securities laws or blue sky laws (and comparable laws under foreign jurisdictions) having been taken or made;

•	the receipt of all necessary government approvals required to consummate the spin-off having been obtained;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off being in effect;

•	our shares to be distributed to SunPower shareholders having been accepted for listing on the NASDAQ (subject to official notice of issuance); and

•	all of the conditions precedent to completion of the investment contemplated by the Investment Agreement (other than certain conditions of TZS) having been satisfied or waived.

We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our shares and the SEC’s declaration of the effectiveness of this Form 20-F, in connection with the spin-off.

Reasons for Furnishing this Form 20-F

We are furnishing this Form 20-F solely to provide information to SunPower shareholders who will receive our shares in the spin-off. You should not construe this Form 20-F as an inducement or encouragement to buy, hold or sell any of our securities or any securities of SunPower. We believe that the information contained in this Form 20-F is accurate as of the date set forth on the cover. Changes to the information contained in this Form 20-F may occur after that date, and neither we nor SunPower undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

4.B. BUSINESS OVERVIEW

Overview

We are a global energy company, technology innovator, and manufacturer and marketer of premium solar panels headquartered in Singapore. We were incorporated on October 11, 2019 as a private Singapore company limited by shares for the purpose of facilitating a proposed investment by TZS into the international portion of SunPower’s Technologies business unit. We will own and operate solar cell and panel manufacturing facilities located in France, Malaysia, Mexico, and the Philippines, including the technology and manufacturing upstream operations and international sales capability, comprising substantially all of the international portion of SunPower’s SunPower Technologies business unit outside of the 50 United States, the District of Columbia, and Canada.

The TZS Investment

On November 11, 2019, SunPower announced plans to separate into two independent, publicly traded companies—Maxeon Solar, and SunPower, a distributed generation energy services company operating principally in the United States and Canada. Pursuant to the Separation and Distribution Agreement and the Investment Agreement (and subject to the terms and conditions thereof), SunPower will contribute certain non-U.S. operations and assets of its SunPower Technologies business unit to us, then spin us off through a pro rata distribution to its stockholders of 100% of SunPower’s interest in us. Immediately after the spin-off, TZS will purchase for $298.0 million shares that will, in the aggregate, represent approximately 28.848% of our outstanding shares on a fully diluted basis after giving effect to the transactions. The spin-off is intended to be tax-free to SunPower shareholders for Singapore income and withholding tax purposes and for U.S. federal income tax purposes.

Our Markets

Solar has become one of the fastest growing renewable energy sources over the last few decades. According to recent estimates from Wood MacKenzie, through effective investments and projects, the solar market has achieved more than 600 GW of global installed capacity as of 2019, representing an average compound annual growth rate of 40% since 2009, with significant acceleration in the most recent years.

As solar technology has developed, manufacturing costs have declined and performance has improved. Today, solar power, together with enhanced balance of system technology, has the lowest LCOE of all major energy sources.

In the long term this trend is expected to continue and even accelerate, according to Bloomberg New Energy Finance. By 2050, solar technology is expected to represent more than 40% of global electricity capacity, with a balanced distribution among key regions worldwide—a significant increase compared to its current penetration of approximately 5% of global capacity.

We believe the following factors have driven and will continue to drive demand in the global solar power industry, including demand for our products:

•	solar generation costs have fallen to the point where solar power is one of the lowest cost electricity sources on a LCOE basis in certain regions;

•	renewable energy is one of the most relevant topics and targets of government incentives and policies as a result of increased concerns regarding climate change;

•

solar power is at the center of public discussion, which helps to grow public awareness of its advantages, such as peak energy generation, significantly smaller fuel and supply chain risk, sustainability from an environmental perspective, scalability and reliability;

•	structural limitations for fossil fuel supply and issues around energy security increasing the long-term demand for alternative sources of energy;

•	significant secular increase in electricity demand; and

•	solar energy as a viable option to generate energy in developing countries, rural areas, and regions without indigenous fuel resources.

In connection with the spin-off, we will enter into the Supply Agreement with SunPower pursuant to which SunPower will purchase, and we will sell, certain designated products for use in residential and commercial solar applications in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands) (which we refer to as the “Domestic Territory”). The Supply Agreement will have a two-year term, starting on the distribution date. The parties must attempt to negotiate an extension or replacement of the Supply Agreement prior to the end of the initial term, but neither party is obligated to agree to any such extension or replacement. Under the Supply Agreement, SunPower will be required to purchase, and we will be required to supply, minimum volumes of products during each calendar quarter of the term. For 2020, the minimum volumes will be specifically enumerated for different types of products, and for each subsequent period, the minimum volumes will be established based on SunPower’s forecasted requirements, but will need to meet a minimum threshold relative to the prior year’s volume. The parties will be subject to reciprocal penalties for failing to purchase or supply, as applicable, the minimum product volumes. The Supply Agreement will also include reciprocal exclusivity provisions that, subject to certain exceptions, will prohibit SunPower from purchasing the products (or competing products) from anyone other than us, and will prohibit us from selling such products to anyone other than SunPower. The exclusivity provisions only relate to products for the Domestic Territory. The exclusivity provisions will last for two years for products sold into the residential market and through SunPower’s dealer channel in the Domestic Territory, and one year for products sold directly by SunPower to end users for use in other applications, including multiple-user, community solar products. The exclusivity provisions will not apply to off-grid applications, certain portable or mobile small-scale applications (including applications where solar cells are integrated into consumer products), or power plant, front-of-the-meter applications where the electricity generated is sold to a utility or other reseller.

For 2020, the purchase price for each product will be fixed based on its power output (in watts), subject to certain adjustments. For subsequent periods, the purchase price will be set based on a formula and fixed for the covered period, subject to certain adjustments. We are obligated to provide the products with customary warranties for quality and performance, conforming to all specifications and legal requirements.

Our Business

Following the spin-off, we will be one of the world’s leading global manufacturers and marketers of premium solar technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels supplying customers in more than 100 countries on six continents. We will own and operate solar cell and panel manufacturing facilities located in France, Malaysia, Mexico and the Philippines, as well as participate in a joint venture for panel manufacturing in China with TZS. During the fiscal year ended December 29, 2019, 23.9% of our sales (by megawatt) were to North America, 28.1% to EMEA, 42.8% to Asia Pacific and 5.2% to other markets. During the fiscal year ended December 30, 2018, 34.6% of our sales (by megawatt) were to North America, 35.8% to EMEA, 28.6% to Asia Pacific and 1.1% to other markets.

Our primary products are the Maxeon Line of IBC solar cells and panels, and the Performance Line (formerly, “P-Series”) of shingled solar cells and panels. We believe the Maxeon Line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance Line of solar panels offer a high-value, cost-effective solution for large-scale applications compared to conventional solar panels. The Maxeon Line, which includes Maxeon 2 (marketed as E-Series in the United States), Maxeon 3

(marketed as X-Series in the United States) and Maxeon 5 (marketed as A-Series in the United States) solar panels, is primarily targeted at residential and small-scale commercial customers across the globe. The Performance Line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation markets as well. During the fiscal year ended December 29, 2019, approximately 48.3% of our production was products in our Maxeon Line and the other 51.7% was products in our Performance Line, with 63.4% of our total volume sold for distributed generation applications and approximately 36.6% for power plant applications. During the fiscal year ended December 30, 2018, approximately 73.8% of our production was products in our Maxeon Line and the other 26.2% was products in our Performance Line, with 67.0% of our total volume sold for distributed generation applications and approximately 33.0% for power plant applications.

Our proprietary technology platforms, including the Maxeon Line and Performance Line, target distinct market segments, serving both the distributed generation and power plant markets. This ability to address the full market spectrum allows us to benefit from a range of diverse industry drivers and retain a balanced and diversified customer base.

We believe that our Maxeon Line of IBC technology stands apart from the competition in key metrics that our customers value, including efficiency, energy yield, reliability and aesthetics. We believe the combination of these characteristics enables the delivery of an unparalleled product and value proposition to our customers. Our Maxeon 3 and 5 panels deliver 55% more energy in any given amount of roof space over the first 25 years, as compared to conventional panels.

Our Performance Line technology is designed to deliver higher performance than using conventional panels. This is possible due to several patented features and improvements we have employed in our product. One of our main differentiators from the competition is our shingled design, which delivers approximately 5% higher efficiency than mono-PERC panels due to its reduced electrical resistance and more light absorption given the absence of reflective copper lines and less white space. In addition, our Performance Line’s robust shingled cells and advanced encapsulant are highly resistant to thermal stresses, humidity, and potential-induced degradation.

Our Strengths

We believe the following strengths of our business distinguish us from our competitors, enhance our leadership position in our industry and position us to capitalize on the expected continued growth in our market:

•

Leading provider of premium solar technology. Our established leadership position in solar technology is grounded in over 35 years of experience. Over that time, we have been issued more than 800 patents and licenses, which is more patents for solar energy technology than any other company. We have also made substantial investments in research and development, having invested more than $462.0 million since 2007 which is more than any other crystalline panel manufacturer. Together, these factors have allowed us to create truly differentiated products which have maintained a 25% relative efficiency advantage over the industry average solar panel efficiency since 2012.

•

Established unique sales, marketing, and distribution channels in each of our key markets. We have built relationships with dealer/installers, distributors, and white label partners globally to ensure reliable distribution channels for our products. As examples, we have over 200 dealers in Australia, over 400 in Europe, and are building channels in over 10 Southeast Asian countries, and throughout Middle East, Africa and Latin America. In North America we have a two-year renewable exclusive contract with SunPower for our products to be used in its distributed generation business.

•

Well-positioned to capture growth across solar markets. We believe solar growth will be driven by strong expansion in both distributed generation and power plant applications. Over the past three years we grew our total MW deployed by over 99% in EU distributed generation markets, and by a multiple of three in Australia. We also believe that our technology, with superior efficiency and lower degradation rates, provides significant advantages to customers in the distributed generation market.

•

Unique cutting edge innovative technology. Our Maxeon 3 and 5 panels have the highest cell efficiency among panels currently in commercial production. We also believe that our current technology stands apart from the competition on every meaningful performance metric, including efficiency, energy yield, reliability and aesthetics. Additionally, our Performance Line shingled cell technology delivers 13% more power compared to conventional panels, allowing us to achieve a diverse sales base across both distributed generation and the utility power plant markets.

•

Strategic partnerships with top tier companies worldwide. Our strategic relationship with SunPower provides valuable access to a leading solar distribution business in North America and a market-leading brand platform for international market growth. We have a historical supply relationship with Total, who is active in the global downstream solar market, and who will be a major shareholder of Maxeon Solar after the spin-off. We also seek to have strategic partnerships across the business chain, as exemplified by our relationship with TZS, which provides valuable connections in Asia’s supply chain and distribution channels, as well as research and development collaboration between companies pushing the technological frontier.

•

Unmatched investment in research and development, translating into next-generation leading products. Our superior technology has been key to our leadership position. Through efficient, disciplined and business-oriented investments, we were able to develop patent-protected technology which we expect to leverage in our next-generation products. Our Maxeon 7 panels are expected to achieve an even higher efficiency while allowing for reduced costs given its dramatically simplified process (up to 30% fewer process steps). We expect this next-generation solar panel to achieve superior performance at commodity costs, unlocking mass market adoption and commercialization through multiple pathways.

•

Recent revenue and earnings growth has driven improved financial returns. We have significantly increased our distributed generation sales over the last several years. This top line increase has been coupled with accelerated margin expansion through innovations in both our Maxeon and Performance Line technologies. Our larger operating scale and simpler manufacturing processes have driven this margin expansion.

•

Experienced management team. We have a strong and experienced management team. Our Chief Executive Officer, Jeff Waters, has served as Chief Executive Officer of SunPower’s SunPower Technologies business unit since January 2019 and has 15 years of experience as an executive in the technology industry. Our Chief Financial Officer, Joanne Solomon, is a seasoned executive with more than 30 years of experience and joined the company in January 2020 and most recently served since 2017 as Chief Financial Officer for Katerra Inc. Our Chief Legal Officer, Lindsey Wiedmann, has been with SunPower for a decade and will lead our global legal and sustainability teams. Our Chief Operations Officer, Markus Sickmoeller, is responsible for manufacturing, quality, supply chain, cell technology deployment and environment, health and safety globally after joining SunPower in late 2015 to start the Maxeon 3 cell factory in the Philippines. Peter Aschenbrenner, our Chief Strategy Officer, has more than 40 years of solar industry experience.

Our Strategy

We are strategically positioned to deploy advanced solar technologies at scale. We draw on 35 years of technology innovation around high-performance solar products and well-established global channels as we separate from SunPower into an independent publicly traded company. Upon consummation of the spin-off, our primary focus will include:

•

Rapidly increasing the production capacity of Maxeon 5 and 6. The brownfield build-out of Maxeon 5 and 6, leveraging existing facilities and operational expertise combined with increased scale and simplified process, is expected to deliver 50% reductions in capital intensity and factory space requirements as well as reduced cell conversion cost (as compared to the Maxeon 2 technology that it is replacing).

•	Maxeon 7 future opportunity. Maxeon 7, currently in development, has the potential to achieve further process simplification and reduction in capital expenditures and cell conversion cost.

•

Enhancing our access to the low-cost Asia-centric supply chain and expanding our global channels to market. We will have access to our strategic partner TZS’s knowledge of upstream supply markets and distribution channels in Asia. In addition, we will be able to leverage access to TZS’s silicon wafers to enhance our Performance Line and Maxeon Line technologies.

•

Optimizing our strategic supply relationships with SunPower and Huansheng. We believe that the maintenance and optimization of our current strategic supply relationships are crucial to support our current global leadership position along with maintaining our exposure to key and growing markets worldwide.

•

Leveraging our established distributed generation channels to drive continued growth. As a leading distributed generation player, we have a robust sales and marketing platform to access key markets around the world. The expansion of this network is a vital element for future growth.

•

Enhancing our financial performance through our superior technology, manufacturing processes and strategy. We believe we have the ability to translate our superior technology into strong financial returns as we couple our premium ASPs with enhanced manufacturing processes and a scalable low-cost footprint, resulting in rapidly expanding margins and cash generation.

•

Increasing our capital efficiency and establishing direct access to capital markets. As part of the planned separation, we seek to enhance our capital efficiency, as well as improve strategic alignment with our stakeholders through direct access to capital markets. Initial funding of full technological transformation to Maxeon 5 and 6 is key to growing our market leading position.

With our corporate headquarters in Singapore and existing manufacturing facilities in Malaysia, the Philippines, and China (through our joint venture Huansheng), we believe our significant Asian presence will help strengthen relationships and sourcing arrangements across our supply chain as well as provide us access to the large Chinese solar market. Following the investment from TZS, we expect to increase our Performance Line capacity in the joint venture to five gigawatts and convert our Fab 3 manufacturing facility from Maxeon 2 to Maxeon 5 and 6 manufacturing capacity. As of December 29, 2019, we had over 1.5 gigawatts of manufacturing capacity and contractual access to over 1.3 gigawatts of Performance Series supply from our Huansheng joint venture.

Our Industry

The solar power industry manufactures and deploys solar panels and systems across a range of end-use applications. With estimated current annual shipment volumes in excess of 110 gigawatts, solar power comprises the largest fraction of newly installed global electric power generation equipment. The two primary application segments are distributed generation (“DG”), mainly for residential and commercial rooftops systems, and UPP for large ground mounted power generation systems. During 2019, total industry shipment volume mix was approximately 46% DG and 54% UPP according to Wood MacKenzie. The solar panel manufacturing industry is fragmented, with no player holding a market share of over 10% of 2019 shipments according to PV Infolink. Nine of the top ten (by volume) manufacturers are based in China.

The market for electric generation products is heavily influenced by federal, state and local government laws, regulations and policies concerning the electric utility industry globally, as well as policies promulgated by electric utilities. The market for electric generation equipment is also influenced by trade and local content laws, regulations and policies. In addition, on-grid applications depend on access to the grid, which is also regulated by government entities.

Our Products

Solar panels are made using solar cells electrically connected together and encapsulated in a weatherproof panel. Solar cells are semiconductor devices that convert sunlight into direct current electricity. Our solar cells are designed without highly reflective metal contact grids or current collection ribbons on the front of the solar cell, which provides additional efficiency and allows our solar cells to be assembled into solar panels with a more uniform appearance. Our Maxeon 3 (marketed as X-Series in the United States) solar panels, made with our Maxeon 3 solar cells, have demonstrated panel efficiencies exceeding 22% in high-volume production. In fiscal year 2016, one of our standard production modules set a world record for aperture area efficiency as tested by the National Renewable Energy Laboratory. We believe our Maxeon 3 solar panels are the highest efficiency solar panels available for the mass market, incorporating Gen 3 solar cells with average efficiency of over 25%. Because our solar cells are more efficient relative to conventional solar cells, when our solar cells are assembled into panels, the assembly cost per watt is less because more power is incorporated into a given size panel. Higher solar panel efficiency allows installers to mount a solar power system with more power within a given roof or site area and can reduce per watt installation costs. Our suite of solar panels provides customers a variety of features to fit their needs, including the SunPower Signature black design which allows the panels to blend seamlessly into the rooftop. Both our Maxeon 3 and Maxeon 2 (marketed as E-Series in the United States) panels have proven performance with low levels of degradation, as validated by third-party performance tests. Our latest technology, Maxeon 5 and 6 (marketed as A-Series in the United States), offers solar cell efficiency of up to 25%, roughly in line with our Maxeon 3 technology. When fully ramped, we expect Maxeon 5 and 6 panels to be significantly less expensive to manufacture than Maxeon 2 and Maxeon 3 technology. We eventually plan to transform all of our legacy Maxeon 2 production capacity in Fab 3 to Maxeon 5 and 6. Due to higher manufacturing equipment throughput, we expect to be able to retrofit Fab 3 with up to approximately 1.9 gigawatts of Maxeon 5 and 6 capacity—more than twice that of our legacy Maxeon 2 technology.

Since fiscal year 2016, we launched a line of solar panels under the P-Series and Performance product names, which is now referred to as our Performance Line of solar panels. These products utilize a proprietary manufacturing process to assemble conventional silicon solar cells into panels with increased efficiency and reliability compared with conventional panels. Performance Line solar panels are produced by Huansheng, a Yixing, China based joint venture in which we will own a 20% equity stake at the time of distribution. Huansheng currently has a capacity to produce approximately 1.9 gigawatts per year of Performance Line solar panels and has indicated that it plans to expand capacity to approximately 5 gigawatts per year by 2021. We have the right, but not the obligation, to take up to 33% of Huansheng’s capacity for sale directly into global DG markets outside of China and power plant markets in the United States and Mexico regions, and a further 33% for sale into global power plant markets with the exception of China, the United States and Mexico through a marketing joint venture in which we own an 80% stake.

Currently our sales volume is approximately evenly divided between our Maxeon and Performance Lines, with the former products being sold primarily into the residential and small commercial markets, and the latter products being sold primarily into the large-scale commercial and power plant markets.

We generally provide a 25-year standard warranty for the solar panels that we manufacture for defects in materials and workmanship, as well as warrant a certain minimum level of power output and degradation rate. The warranty provides that we will repair or replace any defective solar panels during the warranty period. Warranties of 25 years from solar panel suppliers are standard in the solar industry.

Principal Markets

During the fiscal year ended December 29, 2019, 23.9% of our MW sold were to North America, 28.1% to EMEA, 42.8% to Asia Pacific and 5.2% to other markets. During the fiscal year ended December 30, 2018, 34.6% of our MW sold were to North America, 35.8% to EMEA, 28.6% to Asia Pacific and 1.1% to other markets. Accordingly, more than 75% of MW sold during the fiscal year ended December 29, 2019 was made into markets outside of North America. While we expect that North America will continue to represent a key market for us, we anticipate continuing to sell the majority of our products outside of North America in the future.

The Maxeon Line, which includes our Maxeon 2, Maxeon 3 and Maxeon 5 and 6 solar panels, is primarily targeted at residential and commercial customers across the globe. The Performance Line was initially targeted at the large-scale commercial and utilityscale power plant markets, but has proven to be attractive to our customers in the distributed generation markets as well. During the fiscal year ended December 29, 2019, approximately 48.3% of our production was products in our Maxeon Line and the other 51.7% was products in our Performance Line, with 63.4% of our total volume sold for distributed generation applications and approximately 36.6% for power plant applications. During the fiscal year ended December 30, 2018, approximately 73.8% of our production was products in our Maxeon Line and the other 26.2% was products in our Performance Line, with 67.0% of our total volume sold for distributed generation applications and approximately 33.0% for power plant applications.

Research and Development

We engage in extensive research and development efforts to improve solar cell efficiency and solar panel performance through the enhancement of our existing products, development of new techniques, and by reductions in manufacturing cost and complexity. Our research and development group works closely with our manufacturing facilities, equipment suppliers and customers to improve solar cell design and to lower solar cell, solar panel and system product manufacturing and assembly costs. In addition, we have dedicated employees who work closely with our current and potential suppliers of crystalline silicon, a key raw material used in the manufacture of solar cells, to develop specifications that meet our standards and ensure high quality while at the same time controlling costs. We anticipate collaborating with SunPower in the future to develop new solar cell technologies through the Collaboration Agreement, with early stage research conducted in SunPower’s Silicon Valley research and development labs and commercialization-focused development and deployment innovation conducted in our fabs and international research facilities. We are also planning to create a research and development laboratory in Singapore that we expect will enable even greater access to the rich solar talent base in Singapore, the rest of Asia and Australia.

Manufacturing and Supplies

Manufacturing

We currently operate solar cell manufacturing facilities in the Philippines and Malaysia and solar cell assembly facilities in Mexico and France. We regularly evaluate our manufacturing capabilities in support of anticipated demand for our products and from time to time may determine to upgrade and expand, relocate or to shut down one or more facilities as opportunities to streamline our manufacturing operations become apparent.

As part of the solar panel manufacturing process, polysilicon is melted and grown into crystalline ingots and sliced into wafers by business partners specializing in those processes. The wafers are processed into solar cells in our manufacturing facilities located in the Philippines and Malaysia. During fiscal year 2017, we completed the construction of the Maxeon 3 solar cell manufacturing facility that we own and operate in the Philippines which has an annual capacity of approximately 500 megawatts. The Maxeon 2 solar cell manufacturing facility we own and operate in Malaysia has a total rated annual capacity of over 700 megawatts and is currently being upgraded and expanded up to 1,900 megawatts of Maxeon 5 capacity.

We use our solar cells to manufacture Maxeon 5 and 6, Maxeon 3 and Maxeon 2 solar panels at our solar panel assembly facilities located primarily in Mexico and France. Our solar panel assembly facilities currently have a combined total rated annual capacity that matches our cell manufacturing capacity.

Supplies

We source the materials and components for our solar cells and panels both internally and from third-party suppliers based on quality, performance, and cost considerations. We typically assemble proprietary components, while we purchase generally available components from third-party suppliers. In a few cases, proprietary components are sole sourced. While we secure supply of these specific components, we may face production disruptions if the supplier is not fulfilling its obligations, and adoption of new tariffs between different countries may negatively affect the cost of some materials.

We purchase polysilicon, ingots, wafers and solar cells from various manufacturers on both a contracted and a purchase order basis. We work with our suppliers and partners along all steps of the value chain to reduce costs by improving manufacturing technologies and expanding economies of scale. Crystalline silicon is the principal commercial material for solar cells and is used in several forms, including single-crystalline, or monocrystalline silicon, multi-crystalline, or polycrystalline silicon, ribbon and sheet silicon, and thin-layer silicon. Our solar cell value chain starts with high purity silicon called polysilicon. Polysilicon is created by refining quartz or sand.

Polysilicon is a critical raw material used in the production of our photovoltaic products. To maintain competitive manufacturing operations, we depend on our suppliers to timely deliver polysilicon in sufficient quantities and of appropriate quality. SunPower has historically purchased polysilicon that it resold to third-party ingot and wafer manufacturers who delivered wafers to SunPower that SunPower then used in the manufacturing of solar cells. We intend to continue this practice following the spin-off.

Due to a shortage of polysilicon experienced in the industry prior to 2008, SunPower entered into long-term fixed supply agreements for polysilicon with two suppliers for periods of up to 10 years to match its estimated customer demand forecasts and growth strategy, and these agreements were thereafter extended from time to time. The long-term fixed supply agreements with one of the suppliers expired in the first quarter of fiscal 2019 and the agreements with the second supplier expire in the second quarter of fiscal 2021. SunPower is not permitted to cancel or exit these agreements prior to their expiration. The agreements are structured as “take or pay” agreements that specify future quantities of polysilicon required to be purchased and the pricing of polysilicon required to be supplied. The agreements also provide for penalties or forfeiture of advanced deposits in the event SunPower terminates the arrangement. Additionally, under the agreements, SunPower is required to make prepayments to the suppliers over the term of the agreements.

As a result of an increase in industry-wide polysilicon manufacturing capacity and a decrease in global demand for polysilicon, polysilicon prices decreased significantly over the past decade. SunPower negotiated with the polysilicon suppliers to reduce the purchase price for a substantial amount of polysilicon supplied pursuant to those agreements. Nevertheless, the purchase prices under SunPower’s remaining long-term fixed supply agreements continue to be higher than polysilicon prices currently available in the market.

In connection with the spin-off, we will enter into an agreement with SunPower pursuant to which we will effectively receive SunPower’s rights under the continuing long-term fixed supply agreements (including SunPower’s deposits and advanced payments thereunder) and, in return, we will agree to perform all of SunPower’s existing and future obligations under the agreements (including all take-or-pay obligations). See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us—Back-to-Back Agreement.”

The agreements with the remaining supplier provide for fixed or inflation-adjusted pricing and have prevented SunPower, and are expected to prevent us, from benefiting from decreased polysilicon costs and have caused SunPower, and are expected to cause us, to purchase polysilicon at unfavorable pricing and payment terms relative to prices available in the market and payment terms available to our competitors. In addition, in the event that we have inventory in excess of short-term requirements of polysilicon in our manufacturing operations, in order to reduce inventory or improve working capital, we may, as SunPower has periodically done, elect to sell such inventory in the marketplace at prices below our purchase price, thereby incurring a loss.

As of December 29, 2019, future purchase obligations under the long-term fixed supply agreements totaled $348.6 million and advance payment obligations to suppliers totaled $121.4 million, of which $107.4 million is classified as Advances to suppliers, current portion in our Combined Balance Sheets. See “Note 8. Commitments and Contingencies” for outstanding future purchase commitments.

During the fiscal year ended December 29, 2019, we recognized charges of $56.5 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements. In addition, we estimate that we paid $88.7 million above the market price of polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. As of December 29, 2019, based on the then price of polysilicon available in the market, we estimated the remaining contractual commitments under SunPower’s long-term fixed supply agreements for polysilicon that is above market to be approximately $258.2 million, which we expect to incur from 2020 through 2021. A portion of this loss may be deferred beyond 2021 as we may negotiate with the supplier to extend the timing of delivery and acceptance of polysilicon pursuant to the underlying contractual purchase obligations. A hypothetical 10% increase or decrease in polysilicon prices would cause our estimated total loss to decrease or increase, respectively, by approximately $9.0 million.

For more information about risks related to our supply chain and risks related to the Maxeon Business generally, see “Item 3. Key Information—3.D. Risk Factors.”

Key Corporate Functions

In connection with the spin-off, we will create standalone corporate and support functions for our business and operations. Key corporate functions are expected to include tax, treasury, accounting, internal audit, investor relations, human resources, communications, legal and corporate governance, information technology, facilities, and administrative support services.

For a period of one year beginning on the date of the distribution (with an option to extend for up to an additional 180 days by mutual written agreement of us and SunPower), SunPower will continue to provide and/or make available various administrative services and assets to us pursuant to the Transition Services Agreement. Services to be provided by SunPower to us will include certain services related to finance, accounting, business technology, human resources information systems, human resources, facilities, document management and record retention, relationship and strategy management and module operations, technical and quality support. In consideration for such services provided by SunPower, we will pay a fee to SunPower for the services provided in an amount intended to allow SunPower to recover all of its direct and indirect costs incurred in providing those services, plus a standard markup, and subject to a 25% increase following an extension of the initial term (unless otherwise mutually agreed to by us and SunPower).

Intellectual Property

We rely on a combination of patent, copyright, trade secret, trademark, and contractual protections to establish and protect our proprietary rights. We typically require our business partners to enter into confidentiality and non-disclosure agreements before we disclose any sensitive aspects of our solar cells, technology, or business plans. We typically enter into proprietary information agreements with employees, consultants, vendors, customers, and joint venture partners.

We own multiple patents and patent applications that cover aspects of the technology in the solar cells and panels that we currently manufacture and market. We continue to file for and receive new patent rights on a regular basis. The lifetime of a utility patent typically extends for 20 years from the date of filing with the relevant government authority. We assess appropriate opportunities for patent protection of those aspects of our technology, designs, methodologies, and processes that we believe provide significant competitive advantages to us, and for licensing opportunities of new technologies relevant to our business. As of December 29, 2019, we licensed from SunPower 314 patents and 137 pending patent applications in the United States. We held 581 patents and 456 pending patent applications in jurisdictions other than the United States. While patents are an important element of our intellectual property strategy, our business as a whole is not dependent on any one patent or any single pending patent application. We additionally rely on trade secret rights to protect our proprietary information and know-how. We employ proprietary processes and customized equipment in our manufacturing facilities. We therefore require employees and consultants to enter into confidentiality agreements to protect them.

When appropriate, we enforce our intellectual property rights against other parties. For more information about risks related to our intellectual property, see “Item 3. Key Information—3.D. Risk Factors.”

Competition

The market for solar electric power technologies is competitive and continually evolving, resulting in price reductions in the market and reduced margins which may continue and could lead to loss of market share. Our solar power products and systems compete with many competitors in the solar power market, including, but not limited to: Hanwha QCELLS Corporation, JA Solar Holdings Co., Trina Solar Ltd., Jinko Solar, First Solar Inc., Canadian Solar Inc., Panasonic, LG Solar and LONGi Solar.

In addition, universities, research institutions, and other companies have brought to market alternative technologies, such as thin-film solar technology, which compete with our photovoltaic technology in certain applications. Furthermore, the solar power market in general competes with other energy providers such as electricity produced from conventional fossil fuels supplied by utilities and other sources of renewable energy, including wind, hydro, biomass, solar thermal, and emerging distributed generation technologies such as micro-turbines, sterling engines and fuel cells.

In the large-scale on-grid solar power systems market, we face direct competition from a number of companies, including those that manufacture, distribute, or install solar power systems as well as construction companies that have expanded into the renewable sector. In addition, we will occasionally compete with distributed generation equipment suppliers.

We believe that the key competitive factors in the market for solar power systems include:

•	total system price;

•	levelized cost of energy evaluation;

•	customer cost of energy evaluation;

•	power efficiency and performance;

•	aesthetic appearance of solar panels and systems;

•	interface with standard mounting systems;

•	strength of distribution relationships;

•	commercial payment terms;

•	established sales channels to customers;

•	timeliness of new product introductions; and

•	warranty protection, quality, and customer service.

We believe that we can compete favorably with respect to each of these elements, although we may be at a disadvantage in comparison to larger companies with broader product lines, greater technical service and support capabilities, and financial resources. See “Item 3. Key Information—3.D. Risk Factors” for more detail.

Government Regulation

Public Policy Considerations

Different public policy mechanisms have been used by governments to accelerate the adoption and use of solar power. Examples of customer-focused financial mechanisms include capital cost rebates, performance-based incentives, feed-in tariffs, tax credits, renewable portfolio standards, net metering, and carbon regulations. Some of these government mandates and economic incentives are scheduled to be reduced or to expire, or could be eliminated altogether. Capital cost rebates provide funds to customers based on the cost and size of a customer’s solar power system. Performance-based incentives provide funding to a customer based on the energy produced by their solar power system. Feed-in tariffs pay customers for solar power system generation based on energy produced, at a rate generally guaranteed for a period of time. Tax credits reduce a customer’s taxes at the time the taxes are due. Renewable portfolio standards mandate that a certain percentage of electricity delivered to customers come from eligible renewable energy resources. Net metering allows customers to deliver to the electric grid any excess electricity produced by their on-site solar power systems, and to be credited for that excess electricity at or near the full retail price of electricity. Carbon regulations, including cap-and-trade and carbon pricing programs, increase the cost of fossil fuels, which release climate-altering carbon dioxide and other greenhouse gas emissions during combustion.

In addition to the mechanisms described above, in Europe, the European Commission has mandated that its member states adopt integrated national climate and energy plans aimed at increasing their renewable energy targets to be achieved by 2030, which could benefit the deployment of solar.

Environmental Regulations

We use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in our research and development, manufacturing, and construction activities. We are subject to a variety of foreign, U.S. federal and state, and local governmental laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. We believe that we have all environmental permits necessary to conduct our business and expect to obtain all necessary environmental permits for future activities. We believe that we have properly handled our hazardous materials and wastes and have appropriately remediated any contamination at any of our premises. For more information about risks related to environmental regulations, see “Item 3. Key Information—3.D. Risk Factors.”

Legal Proceedings

We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. Further, certain legal claims and litigation involving the Maxeon Business will be retained by SunPower after the spin-off. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations.

In addition, in connection with the separation, we entered into a Separation and Distribution Agreement pursuant to which SunPower has agreed to indemnify us for certain litigation claims in which we or one of our subsidiaries is named as a defendant or party.

4.C. ORGANIZATIONAL STRUCTURE

Organizational Structure

We are currently a wholly owned subsidiary of SunPower. Following the spin-off, we will be a separate, standalone company independent of SunPower. SunPower will not retain any ownership interest in us. See Item 4. “Information on the Company—4.B. Business Overview” for additional information.

Significant Subsidiaries

Below is a list of subsidiaries that will have total assets exceeding 10% of our combined assets, or sales and operating revenues in excess of 10% of our combined sales, immediately following the spin-off:

Name	Country of Incorporation	% of Equity Interest
SunPower Philippines Manufacturing Ltd.	Cayman Islands	100
SunPower Malaysia Manufacturing Sdn. Bhd.	Malaysia	100
SunPower Systems Sarl	Switzerland	100
SunPower Energy Solutions France SAS	France	100
SunPower Systems International Limited	Hong Kong	80

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarters is located in Singapore. The principal office for our international operations, which is also our registered office, is located in Singapore.

We believe that our current manufacturing and production facilities have adequate capacity for our medium-term needs. To ensure that we have sufficient manufacturing capacity to meet future production needs, we regularly review the capacity and utilization of our manufacturing facilities. The Malaysia Atomic Energy Licensing Board, Malaysian Investment Development Authority, Malaysia Department of Environment, Mexico Secretaria de Proteccion al Ambiente, Philippines Department of Environment and Natural Resources, Laguna Lake Development Authority, Philippines Economic Zone Authority, Philippines Department of Health/Food and Drugs Authority and other regulatory agencies regulate the approval for use of manufacturing facilities for photovoltaic products and equipment, and compliance with these regulations may require a substantial amount of validation time prior to start-up and approval. Accordingly, it is important to our business that we ensure we have sufficient manufacturing capacity to meet our future production needs.

Major Facilities

The following table sets forth our most significant facilities as of December 29, 2019:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
France	27,000	Leased	2023	Global support offices
France	42,000	Owned	NA	Solar module assembly facility
France	36,000	Owned	NA	Solar module assembly facility
Malaysia	885,000	Owned	NA	Solar cell manufacturing facility
Mexico	191,000	Leased	2026	Solar module assembly facility
Mexico	320,000	Leased	2021	Solar module assembly facility
Philippines	641,000	Owned	NA	Former solar cell manufacturing facility
Philippines	132,000	Owned	NA	Former solar module assembly facility
Philippines	280,000	Leased	2024	Solar cell manufacturing support and storage facility
Philippines	390,000	Owned	NA	Solar cell manufacturing facility
Philippines	65,000	Owned	NA	Global support offices

In addition to these facilities, we are also in the process of procuring space for our principal executive offices in Singapore.

We believe that we have satisfactory title to our plants and facilities in accordance with standards generally accepted in our industry. We believe that all of our current production facilities are in good operating condition. As of December 29, 2019, the combined net book value of our property, plant and equipment was $281.2 million.

Environmental Matters

We integrate core values of environmental protection into our business strategy to protect the environment, to add value to the business, manage risk and enhance our reputation.

We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. As a result, we have established internal policies and standards that aid our operations in systematically identifying relevant hazards, assessing and mitigating risks and communicating risk information. These internal policies and standards are in place to ensure our operations comply with relevant environmental, health and safety laws and regulations, and that periodic audits of our operations are conducted. The potential risks we identify are integrated into our business planning, including investments in reducing safety and health risks to our associates and reducing our impact on the environment. We have also dedicated resources to monitor legislative and regulatory developments and emerging issues to anticipate future requirements and undertake policy advocacy when strategically relevant.

4.E. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

This operating and financial review should be read together with the section captioned “Selected Financial Data,” “Item 4. Information on the Company—4.B. Business Overview” and the combined financial statements of the Maxeon Business and the related notes to those statements included elsewhere in this Form 20-F. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. The combined financial statements of the Maxeon Business have been prepared in accordance with GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see “Special Note About Forward-Looking Statements” in this Form 20-F.

Proposed Separation From SunPower

On November 11, 2019, SunPower announced its intention to separate into two independent publicly traded companies: one comprising its solar panel cell and solar manufacturing operations and supply to resellers and commercial and residential end customers outside of the Domestic Territory, which will conduct business as Maxeon Solar Technologies, Ltd., a company incorporated under the laws of Singapore and currently a wholly owned subsidiary of SunPower, and one comprising its solar panel manufacturing operations, equipment supply, and sales of energy solutions and services in the Domestic Territory, including direct sales of turn-key engineering, procurement and construction services, sales to its third-party dealer network, sales of energy under power purchase agreements, storage and services solutions, cash sales and long-term leases directly to end customers which will continue as SunPower Corporation.

SunPower entered into the Investment Agreement with us, TZS and, for the limited purposes set forth therein, Total. In addition, SunPower entered into the Separation and Distribution Agreement with us.

Pursuant to the Separation and Distribution Agreement and the Investment Agreement: (1) SunPower will contribute certain non-U.S. operations and assets of its SunPower Technologies business unit to us (referred to as the “separation”), (2) SunPower will then spin us off through a pro rata distribution to its shareholders of 100% of its interest in us (referred to as the “distribution” and together with the separation, the “spin-off”), and (3) immediately after the distribution, TZS will purchase from us (referred to as the “investment,” and together with the spin-off, the “Transactions”) shares that will, in the aggregate, represent approximately 28.848% of our outstanding shares after giving effect to the Transactions for $298 million. The spin-off is intended to be tax-free to SunPower shareholders for Singapore income and withholding tax purposes and for U.S. federal income tax purposes.

In connection with the Transactions and concurrently with the distribution, we and SunPower will also enter into the Ancillary Agreements, that will govern relationships between us and SunPower following the distribution. In addition, at the closing of the Investment, TZS, Total and Maxeon Solar will enter into a Shareholders Agreement (the “Shareholders Agreement”).

The process of completing the proposed separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. We expect to incur separation costs of up to $25.0 million during fiscal year 2020. As of December 29, 2019, we also expect capital expenditures of approximately $229.0 million to ramp up production of our next generation technology through fiscal year 2021.

Additionally, following the spin-off, we must maintain an independent corporate overhead. Due to the loss of economies of scale and the necessity of establishing independent functions for each company, the separation from SunPower into two independent companies is expected to result in total dis-synergies of approximately $10.0 million annually, which costs are primarily associated with corporate functions such as finance, legal, information technology and human resources.

Due to the scale of SunPower’s businesses and its global footprint (among other factors), the separation process is extremely complex and requires effort and attention from employees throughout SunPower’s organization. For example, employees of the business that will become part of Maxeon Solar must be transitioned to new payroll and other benefit platforms. Outside the organization, SunPower must notify and establish separation readiness among customers, business partners and suppliers so that business relationships all over the world may continue seamlessly following the completion of the separation. Administratively, the separation involves the establishment of new customer and supplier accounts, new bank accounts, legal reorganizations and contractual assignments in various jurisdictions throughout the world, and the creation and maintenance of separation management functions, to plan and execute the separation process in a timely fashion. For more information on the risks involved in the separation process, see “Risk Factors—Risks Related to the Separation.”

Basis of Presentation

Standalone financial statements have not been historically prepared for our business. Our combined financial statements have been derived from the consolidated financial statements and accounting records of SunPower as if it operated on its own during the period presented and were prepared in accordance with GAAP. The primary basis for presenting consolidated financial statements is when one entity has a controlling financial interest in another entity. As there is no controlling financial interest present between or among the entities that comprise our business, we are preparing our financial statements on a combined basis. SunPower’s investment in our business is shown in lieu of equity attributable to Maxeon Solar as there is no consolidated entity for which SunPower holds an equity interest in. SunPower’s investment represents its interest in the recorded net assets of Maxeon Solar.

Our Combined Statements of Operations include all sales and costs directly attributable to Maxeon Solar, including costs for facilities, functions and services used by Maxeon Solar. The Combined Statements of Operations also reflect allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of Maxeon Solar and SunPower consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, Maxeon Solar. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented. Actual costs that may have been incurred if we had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

For further information on the basis of presentation of the combined financial statements see Note 1 to our combined financial statements included elsewhere in this Form 20-F.

Items You Should Consider When Evaluating Our Combined Financial Statements and Assessing Our Future Prospects

Our results of operations, financial position and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of SunPower in the periods for which combined financial statements are included in this Form 20-F, and such information may not be indicative of our future operating results or financial performance. As a result, you should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•

For the period covered by our combined financial statements, our business was operated within legal entities which hosted portions of other SunPower businesses. For example, certain assets, liabilities and results of operations of subsidiaries related to worldwide power plant project development, project sales will remain with SunPower and are not included in these combined financial statements as they are not core to our historical and future business.

•

Income taxes attributable to our business have been determined using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, our and SunPower’s businesses operated within the same legal entity and certain SunPower subsidiaries were part of SunPower’s tax group. This required an assumption that the subsidiaries and operations of Maxeon Solar in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within SunPower’s tax groups.

•

Our combined financial statements also include an allocation from SunPower for certain management and support functions that we would incur as a publicly traded company that we have not previously incurred. These costs include, but are not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. The allocation of these additional expenses, which are included in the combined financial statements, may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented.

•

In December 2015, SunPower issued $425.0 million in principal amount of 4.00% debentures due 2023 (the “4.00% debentures due 2023”), the proceeds of which were used to finance the solar cell manufacturing facility in the Philippines which relates to our historical business. As the 4.00% debentures due 2023 are legal obligations of SunPower and will not be transferred to us, they are not reflected in our Combined Balance Sheets in the periods presented. However, the $17.0 million of interest expense and the $2.5 million of debt issuance cost amortization associated with the 4.00% debentures due 2023 are reflected in our Combined Statements of Operations to reflect our historical cost of doing business. This cost may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented nor future periods.

•	We expect to incur one-time costs after the completion of the spin-off relating to the transfer of information technology systems from SunPower to us.

•

As part of SunPower, we historically benefited from discounted pricing with certain suppliers as a result of the buying power of SunPower. As a separate entity, we may not obtain the same level of supplier discounts historically received.

•

Prior to the spin-off, as part of the separation, a Maxeon Solar subsidiary intends to issue a promissory note for a principal amount of $100.0 million to SunPower in exchange for certain intellectual property necessary for the operation of the Maxeon Business. The promissory note is to be repaid to SunPower by the Maxeon Solar subsidiary in connection with the spin-off with a combination of cash on hand and funds received in connection with the spin-off. In addition, prior to the spin-off, we expect to enter into term loans with a total borrowing capacity of up to $325.0 million that can be used for capital expenditures and a revolving credit facility for borrowings up to $100.0 million. Such indebtedness and the related interest expense associated with such debt is expected to be between $5.4 million and $21.5 million per year, and are not reflected in our combined financial statements. As of the close of the transaction, we expect to draw down a portion of the revolver and are not expected to have any borrowings outstanding under the term loans but this may change depending on our operating and capital expenditure requirements in the future.

•

The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as expenses. In particular, due to the fact that the presented combined financial statements have been carved out from SunPower financial statements, actual outcomes and results could differ from those estimates and assumptions as indicated in the critical accounting policies and estimates section of this Form 20-F. See “Note 1. Background and Basis of Presentation” to our combined financial statements included elsewhere in this Form 20-F and in the “Critical accounting policies and estimates” section within this Item 5.A.

Overview

We are in the business of solar panel cell and solar manufacturing operations and supply to resellers and commercial and residential end customers outside of the Domestic Territory, which will conduct business as Maxeon Solar Technologies, Ltd., a company incorporated under the laws of Singapore and currently a wholly owned subsidiary of SunPower. We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.

Effective January 1, 2018, SunPower adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended (“ASC 606”). See “Note 4. Revenue from Contracts with Customers” to our combined financial statements. Our combined financial statements have been derived from the consolidated financial statements and accounting records of SunPower.

During fiscal year 2019, we had sales of $426.5 million to SunPower representing the sale of solar modules to SunPower based on transfer prices determined based on management’s assessment of market-based pricing terms.

Unit of Power

When referring to our facilities’ manufacturing capacity, and total sales, the unit of electricity in watts for kilowatts (“KW”), megawatts (“MW”), and gigawatts (“GW”) is direct current (“DC”), unless otherwise noted as alternating current (“AC”).

Levelized Cost of Energy (“LCOE”)

LCOE is an evaluation of the life-cycle energy cost and life-cycle energy production of an energy producing system. It allows alternative technologies to be compared across different scales of operation, investment or operating time periods. It captures capital costs and ongoing system-related costs, along with the amount of electricity produced, and converts them into a common metric. Key drivers for LCOE measures for photovoltaic products include panel efficiency, capacity factors, reliable system performance, and the life of the system.

Customer Cost of Energy (“CCOE”)

Our customers are focused on reducing their overall cost of energy by intelligently integrating solar and other Distributed Generation sources, energy efficiency, energy management, and energy storage systems with their existing utility-provided energy. The CCOE measurement is an evaluation of a customer’s overall cost of energy, taking into account the cost impact of each individual generation source (including the utility), energy storage systems, and energy management systems. The CCOE measurement includes capital costs and ongoing operating costs, along with the amount of electricity produced, stored, saved, or re-sold, and converts all of these variables into a common metric. The CCOE metric allows customers to compare different portfolios of generation sources, energy storage, and energy management, and to tailor their solution towards optimization.

Seasonal Trends and Economic Incentives

Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives, among others. Sales have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. The installation of solar power components and related revenue may decline during cold and/or rainy winter months. In the United States, many customers make purchasing decisions towards the end of the year in order to take advantage of tax credits or for other budgetary reasons.

Trends and Uncertainties

Demand

We are in the process of addressing many challenges facing our business. Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives, among others. Sales have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. The installation of solar power components and related revenue may decline during cold and/or rainy winter months.

During fiscal year 2018 we faced market challenges, including competitive solar product pricing pressure including the impact of tariffs imposed pursuant to Section 201 and Section 301 of the Trade Act of 1974. On January 23, 2018, the President of the United States issued Proclamation 9693, which approved recommendations to provide relief to U.S. manufacturers and imposed safeguard tariffs on imported solar cells and modules, based on the investigations, findings, and recommendations of the International Trade Commission. The tariffs went into effect on February 7, 2018. While solar cells and modules based on IBC technology, like our Maxeon 3, Maxeon 2 and related products, were granted exclusion from these safeguard tariffs on September 19, 2018, our solar products based on other technologies continue to be subject to the safeguard tariffs. Additionally, the USTR initiated an investigation under Section 301 of the Trade Act of 1974 into the government of China’s acts, policies, and practices related to technology transfer, intellectual property, and innovation. The USTR imposed additional import duties of up to 25% on certain Chinese products covered by the Section 301 remedy. These tariffs include certain solar power system components and finished products, including those purchased from our suppliers for use in our products and used in our business. Imposition of these tariffs—on top of anti-dumping and countervailing duties on Chinese solar cells and modules, imposed under the prior administration—has resulted and is likely to continue to result in a wide range of impacts to the U.S. solar industry, global manufacturing market and our business, including market volatility, price fluctuations, and demand reduction. Uncertainties associated with the Section 201 and Section 301 trade cases prompted us to adopt a restructuring plan and implement initiatives to reduce operating expenses and cost of revenue overhead and improve cash flow. During fiscal year 2018, we incurred total tariffs charges of approximately $42.5 million. During fiscal year 2019, we incurred total tariffs charges of approximately $4.6 million.

We continue to focus on investments that we expect will offer the best opportunities for growth including our industry-leading Maxeon 5 and 6 cell and panel technology.

Supply

We continue to focus on producing our new lower cost, high efficiency Performance Line of solar panels, which will enhance our ability to rapidly expand our global footprint with minimal capital cost.

We continue to see significant and increasing opportunities in technologies and capabilities adjacent to our core product offerings that can significantly reduce our customers’ CCOE, including the integration of energy storage and energy management functionality into our systems, and have made investments to realize those opportunities, enabling our customers to make intelligent energy choices by addressing how they buy energy, how they use energy, and when they use it. We have added advanced module-level control electronics to our portfolio of technology designed to enable longer series strings and significant balance of system components cost reductions in large arrays. We currently offer solar panels that use microinverters designed to eliminate the need to mount or assemble additional components on the roof or the side of a building and enable optimization and monitoring at the solar panel level to ensure maximum energy production by the solar system.

We continue to improve our unique, differentiated solar cell and panel technology. We emphasize improvement of our solar cell efficiency and LCOE and CCOE performance through enhancement of our existing products, development of new products and reduction of manufacturing cost and complexity in conjunction with our overall cost-control strategies. We are now producing our solar cells with over 25% efficiency in the lab and have reached production panel efficiencies over 24%.

We previously reduced our overall solar cell manufacturing output in an ongoing effort to match profitable demand levels, with increasing bias toward our highest efficiency Maxeon 3 and Maxeon 5 and 6 products, which utilizes our latest solar cell technology, and our Performance Line of solar panels, which utilize conventional cell technology that we purchase from third parties in low-cost supply chain ecosystems such as China. SunPower previously closed our Fab 2 cell manufacturing facility and our panel assembly facility in the Philippines and are focusing on our latest generation, lower cost panel assembly facilities in Mexico. As part of this realignment, we reduced our back-contact panel assembly capacity and increased production of our new Performance Line of solar panels.

We are focused on reducing the cost of our solar panels, including working with our suppliers and partners along all steps of the value chain to reduce costs by improving manufacturing technologies and expanding economies of scale and reducing manufacturing cost and complexity in conjunction with our overall cost-control strategies. We believe that the global demand for solar panels is highly elastic and that our aggressive, but achievable, cost reduction roadmap will reduce installed costs for our customers and drive increased demand for our solar panels.

We also work with our suppliers and partners to ensure the reliability of our supply chain. We have contracted with some of our suppliers for multi-year supply agreements, under which we have annual minimum purchase obligations. For more information about our purchase commitments and obligations, see “Liquidity and Capital Resources—Contractual Obligations” and “Note 8. Commitments and Contingencies” to our combined financial statements.

We currently believe our supplier relationships and various short- and long-term contracts will afford us the volume of material and services required to meet our planned output; however, we face the risk that the pricing of our long-term supply contracts may exceed market value. For example, we purchase our polysilicon under fixed-price long-term supply agreements. When the purchases under these agreements significantly exceed market value they may result in inventory write-downs based on expected net realizable value. Additionally, existing arrangements from prior years have resulted in above current market pricing for purchasing polysilicon, resulting in inventory losses we have realized. For several years now, we have elected to sell polysilicon inventory in excess of short-term needs to third parties at a loss, and may enter into further similar transactions in future periods.

For a further discussion of trends, uncertainties and other factors that could impact our operating results, see the section entitled “Risk Factors” included elsewhere in this information statement.

Impairment of Manufacturing Assets

In the second quarter of fiscal year 2018, SunPower announced its proposed plan to transition its corporate structure into upstream and downstream business units, and its long-term strategy to upgrade its IBC technology to A–Series (Maxeon 5). Accordingly, SunPower expected to upgrade the equipment associated with its manufacturing operations for the production of Maxeon 5 and 6 over the next several years. In connection with these planned changes that would impact the utilization of its manufacturing assets, continued pricing challenges in the industry, as well as the then ongoing uncertainties associated with the Section 201 trade case, SunPower determined indicators of impairment existed and therefore performed a recoverability test by estimating future undiscounted net cash flows expected to be generated from the use of these asset groups. Based on its fixed asset investment recoverability test performed, SunPower determined that its estimate of future undiscounted net cash in-flows was insufficient to recover the carrying value of the upstream business unit’s assets and consequently performed an impairment analysis by comparing the carrying value of the asset group to its estimated fair value.

Consistent with its accounting practices, in estimating the fair value of the long-lived assets, SunPower made estimates and judgments that it believes reasonable market participants would make. The impairment evaluation utilized a discounted cash flow analysis inclusive of assumptions for forecasted profit, operating expenses, capital expenditures, remaining useful life of its manufacturing assets, and a discount rate, as well as market and cost approach valuations performed by a third party valuation specialist, all of which require significant judgment by SunPower management. In accordance with this evaluation, SunPower recognized a non-cash impairment charge of $369.2 million during its fiscal quarter ended July 1, 2018. Out of SunPower’s impairment charge, we recognized $367.9 million, of which $354.8 million, $12.8 million, and $0.3 million were allocated to “Impairment of manufacturing assets,” “Research and development” and “Sales, general and administrative,” respectively, in our Combined Statement of Operations for the year ended December 30, 2018. There were no significant impairment charges recorded in fiscal year 2019.

Critical Accounting Policies and Significant Estimates

Our significant accounting policies are set out in “Note 1. Background and Basis of Presentation” to our combined financial statements included elsewhere in this Form 20-F, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our audited combined carve-out financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and which could potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.

Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities as of the date of issuance of this Form 20-F. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Basis of Presentation

Standalone financial statements have not been historically prepared for our business. Our combined financial statements have been derived from the consolidated financial statements and accounting records of SunPower as if we had operated on our own during the period presented and were prepared in accordance with GAAP. The primary basis for presenting consolidated financial statements is when one entity has a controlling financial interest in another entity. As there is no controlling financial interest present between or among the entities that comprise SunPower’s Maxeon Business, we are preparing the financial statements of the Company on a combined basis. SunPower’s investment in our business is shown in lieu of equity attributable to us as there is no consolidated entity in which SunPower holds an equity interest. SunPower’s investment represents its interest in the recorded net assets of the Company. See “Note 10. Transactions with Parent and Net Parent Investment” to our combined financial statements.

Our Combined Statements of Operations include all sales and costs directly attributable to us, including costs for facilities, functions and services used by us. The Combined Statements of Operations also reflect allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of Maxeon Solar and SunPower consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, us. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented. Actual costs that may have been incurred if we had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

The following paragraphs describe the significant estimates and assumptions applied by management in the preparation of the combined financial statements.

The combined financial statements include the assets and liabilities of SunPower’s subsidiaries that are attributable to our business, representing its solar cell and panel manufacturing operations and activities outside the Domestic Territory. These subsidiaries were previously included in SunPower’s SunPower Technologies Segment (“SunPower Technologies”). While also included in SunPower Technologies, the assets, liabilities and results of operations of subsidiaries related to worldwide power plant project development, project sales, and operations associated with the Hillsboro, Oregon, solar cell manufacturing facility acquired from SolarWorld Americas in 2018 (the “Oregon Operations”) are excluded from our combined financial statements as they are not core to our historical and future business, and the Oregon Operations are retained by SunPower.

The assets and liabilities included in the Combined Balance Sheets were measured at the carrying amounts recorded in SunPower’s consolidated financial statements. Assets and liabilities were included within our financial statements to the extent that we were the legal owner of the asset or the primary obligor of the liability. Assets and liabilities that form a component of SunPower’s business may also be recognized in our financial statements to the extent that the assets and liabilities were directly attributable to our business or were exclusively used in or created by our historical operations.

The combined financial statements include third-party debt and the related interest expense when we were the legal obligor of the debt and when the borrowings were directly attributable to or incurred on behalf of us. SunPower’s long-term debt has not been attributed to us for the period presented because SunPower’s borrowings are not our legal obligation. In December 2015, SunPower issued $425.0 million in principal amount of its 4.00% senior convertible debentures due 2023 (the “4.00% debentures due 2023”), the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, interest and other costs associated with the 4.00% debentures due 2023 are reflected in the Combined Statements of Operations. However, as the 4.00% debentures due 2023 are legal obligations of SunPower and will not be transferred to us, they are not reflected in our Combined Balance Sheets.

SunPower manages its global currency exposure by engaging in hedging transactions where management deems appropriate. This includes derivatives not designated as hedging instruments consisting of forward and option contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. Our combined financial statements include these hedging instruments to the extent the derivative instrument was designated as a hedging instrument of a hedged item (e.g., inventory) that is included in the combined financial statements. Any changes in fair value of the hedging instrument previously recognized in SunPower’s accumulated other comprehensive income for cash flow hedges are also included.

SunPower maintains various stock-based compensation plans at a corporate level. Our employees participate in those programs and a portion of the cost of those plans is included in our combined financial statements. SunPower also has defined benefit plans at a subsidiary level for certain non-U.S. employees. Where a legal entity within us sponsors the plan, the related financial statement amounts are included in the combined financial statements following the single employer accounting model.

As described in “Note 13. Income Taxes,” current and deferred income taxes and related tax expense have been determined based on our standalone results by applying Accounting Standards Codification No. 740, Income Taxes (“ASC 740”), to our operations in each country using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, SunPower and SunPower’s businesses operated within the same legal entity and certain SunPower’s subsidiaries were part of SunPower’s tax group. This required an assumption that the subsidiaries and operations of Maxeon Solar in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within SunPower’s tax groups. Uncertain tax positions represent those tax positions to which we are the primary obligor and are evaluated and accounted for as uncertain tax positions pursuant to ASC 740. Determining which party is the primary obligor to the taxing authority is dependent on the specific facts and circumstances of their relationship to the taxing authority.

Management believes that all allocations have been performed on a reasonable basis and reflect the services received by us, the cost incurred on behalf of us and our assets and liabilities. Although, the combined financial statements reflect management’s best estimate of all historical costs related to us, this may, however, not necessarily reflect what the results of operations, financial position, or cash flows would have been had we been a separate entity, nor our future results as it will exist upon completion of the proposed separation.

Revenue Recognition

We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. In determining the transaction price for revenue recognition, we evaluate whether the price is subject to refund or adjustment in determining the consideration to which we expect to be entitled. There are no rights of return; however, we may be required to pay consideration to the customer in certain instances of delayed delivery. We then allocate the transaction price to each distinct performance obligation based on their relative standalone selling price. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required to assess the likelihood of the ultimate realization of accounts receivable. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. We will continue to actively monitor the impact of the COVID-19 pandemic on expected bad debts.

Inventories

Inventories are accounted for on a first-in-first-out basis and are valued at the lower of cost or net realizable value. We evaluate the realizability of our inventories, including purchase commitments under fixed-price long-term supply agreements, based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, future polysilicon purchase commitments, available third-party inventory, and growth plans. Our factory production plans, which drive materials requirement planning, are established based on our assumptions of expected demand. We respond to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives.

We evaluate whether losses should be accrued on long-term inventory purchase commitments that may arise from firm, non-cancellable, and unhedged commitments for the future purchase of inventory items. Such losses are measured in the same way as inventory losses.

Under the long-term fixed supply agreements for polysilicon between SunPower and certain suppliers, pricing for purchases of polysilicon and specified quantities are set forth in the agreements. As a result of the significant declines in the prices of polysilicon available in the market due to an increase in industry-wide polysilicon manufacturing capacity and a decrease in global demand for polysilicon, the purchase prices set forth in the agreements currently exceed prices available in the market.

We evaluate the terms of our long-term inventory purchase agreements with suppliers, including joint ventures, for the procurement of polysilicon, ingots, wafers, and solar cells and establish accruals for estimated losses on adverse purchase commitments as necessary, such as lower of cost or net realizable value adjustments, forfeiture of advanced deposits and liquidated damages. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials, and actual consumption of these ordered materials are compared to expected demand regularly. We anticipate total obligations related to long-term supply agreements for inventories will be realized because quantities were less than our expected demand for our solar power products for the foreseeable future and because the raw materials subject to these long-term supply agreements are not subject to spoilage or other factors that would deteriorate its usability; however, if raw materials inventory balances temporarily exceed near-term demand, we may elect to sell such inventory to third parties to optimize working capital needs. In addition, because the purchase prices required by our long-term polysilicon agreements are significantly higher than current prices for similar materials available in the market, if we are not able to profitably utilize this material in our operations or elect to sell near-term excess, we may incur additional losses. Other market conditions that could affect the realizable value of our inventories and are periodically evaluated by us include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, the current price of polysilicon available in the market as compared to the price in our fixed-price arrangements, and product merchantability, among other factors. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its net realizable value or inventory is excess or obsolete, or we enter into arrangements with third parties for the sale of raw materials that do not allow us to recover our current contractually committed price for such raw materials, we record a write-down or accrual equal to the difference between the cost of inventories and the estimated net realizable value, which may be material. If actual market conditions are more favorable, we may have higher gross margins when products that have been previously written down are sold in the normal course of business

Long-Lived Assets

We evaluate our long-lived assets, including property, plant and equipment, and other intangible assets with finite lives, for impairment whenever events or changes in circumstances arise. This evaluation includes consideration of technology obsolescence that may indicate that the carrying value of such assets may not be recoverable. The assessments require significant judgment in determining whether such events or changes have occurred. Factors considered important that could result in an impairment review include significant changes in the manner of use of a long-lived asset or in its physical condition, a significant adverse change in the business climate or economic trends that could affect the value of a long-lived asset, significant under-performance relative to expected historical or projected future operating results, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

For purposes of the impairment evaluation, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We exercise judgment in assessing such groupings and levels. We then compare the estimated future undiscounted net cash flows expected to be generated by the asset group (including the eventual disposition of the asset group at residual value) to the asset group’s carrying value to determine if the asset group is recoverable. If our estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the asset group, we record an impairment loss in the amount by which the carrying value of the asset group exceeds the fair value. Fair value is generally measured based on (i) internally developed discounted cash flows for the asset group, (ii) third-party valuations, and (iii) quoted market prices, if available. If the fair value of an asset group is determined to be less than its carrying value, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs.

Product Warranties

We generally provide a 25-year standard warranty for the solar panels that we manufacture for defects in materials and workmanship. The warranty provides that we will repair or replace any defective solar panels during the warranty period. Warranties of 25 years from solar panel suppliers are standard in the solar industry.

The warranty excludes system output shortfalls attributable to force majeure events, customer curtailment, irregular weather, and other similar factors. In the event that the system output falls below the warrantied performance level during the applicable warranty period, and provided that the shortfall is not caused by a factor that is excluded from the performance warranty, the warranty provides that we will pay the customer a liquidated damage based on the value of the shortfall of energy produced relative to the applicable warrantied performance level.

We maintain reserves to cover the expected costs that could result from these warranties. Our expected costs are generally in the form of product replacement or repair. Warranty reserves are based on our best estimate of such costs and are recognized as a cost of revenue. We continuously monitor product returns for warranty failures and maintain a reserve for the related warranty expenses based on various factors including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and data on industry averages for similar products. Due to the potential for variability in these underlying factors, the difference between our estimated costs and our actual costs could be material to our combined financial statements. If actual product failure rates or the frequency or severity of reported claims differ from our estimates or if there are delays in our responsiveness to outages, we may be required to revise our estimated warranty liability. Historically, warranty costs have been within our expectations.

Stock-Based Compensation

Our employees have historically participated in SunPower’s stock-based compensation plans. Stock-based compensation expense has been allocated to us based on the awards and terms previously granted to our employees as well as an allocation of SunPower’s corporate and shared functional employee expenses. The stock-based compensation expense is based on the measurement date fair value of the award and is recognized only for those awards expected to meet the service and performance vesting conditions on a straight-line basis over the requisite service period of the award. Stock-based compensation expense is determined at the aggregate grant level for service-based awards and at the individual vesting tranche level for awards with performance and/or market conditions. The forfeiture rate is estimated based on SunPower’s historical experience.

Restructuring Charges

We record charges associated with SunPower -approved restructuring plans to reorganize one or more of our business segments, to remove duplicative headcount and infrastructure associated with business acquisitions or to simplify business processes and accelerate innovation. Restructuring charges can include severance costs in connection with the termination of a specified number of employees, infrastructure charges to vacate facilities and consolidate operations, and contract cancellation costs. We record restructuring charges based on estimated employee terminations and site closure and consolidation plans. We accrue for severance and other employee separation costs under these actions when it is probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements.

Investments in Equity Interests

Investments in entities in which we can exercise significant influence, but do not own a majority equity interest or otherwise control, are accounted for under the equity method. We record our share of the results of these entities as “Equity in earnings (losses) of unconsolidated investees” on the Combined Statements of Operations. We monitor our investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the entities and record reductions in carrying values when necessary. The fair value of privately held investments is estimated using the best available information as of the valuation date, including current earnings trends, undiscounted cash flows, and other company specific information, including recent financing rounds.

Accounting for Income Taxes

Our operations have historically been included in the tax returns filed by the respective SunPower entities of which our businesses are a part. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate return basis as if we filed our own tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise for the period presented. Current income tax liabilities related to entities which file jointly with SunPower are assumed to be immediately settled with SunPower and are relieved through Net Parent investment in the Combined Balance Sheets and the Net Parent contribution in the Combined Statements of Cash Flows.

We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

We record accruals for uncertain tax positions when we believe that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We make adjustments to these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for uncertain tax positions, as well as any related interest and penalties.

As applicable, interest and penalties on tax contingencies are included in “Benefit from (provision for) income taxes” in the Combined Statements of Operations and such amounts were not material for the period presented. In addition, foreign exchange gains (losses) may result from estimated tax liabilities, which are expected to be settled in currencies other than the U.S. dollar.

The Tax Act and Jobs Act of 2017 (the “Tax Act”) also included a provision to tax Global Intangible Low-Taxed Income (“GILTI”) of foreign subsidiaries in excess of a deemed return on their tangible assets. Pursuant to the SEC guidance on accounting for the Tax Act, corporations are allowed to make an accounting policy election to either (i) recognize the tax impact of GILTI as a period cost (the “period cost method”) or (ii) account for GILTI in the corporation’s measurement of deferred taxes (the “deferred method”). In the fourth quarter of the fiscal year 2018, SunPower elected to recognize the tax impact of GILTI as a period cost under the period cost method.

Variable Interest Entities (“VIE”)

We regularly evaluate our relationships and involvement with unconsolidated VIEs and our other equity and cost method investments, to determine whether we have a controlling financial interest in them or have become the primary beneficiary, thereby requiring us to consolidate their financial results into our financial statements. If we determine that we hold a variable interest, we then evaluate whether we are the primary beneficiary. If we determine that we are the primary beneficiary, we will consolidate the VIE. The determination of whether we are the primary beneficiary is based upon whether we have the power to direct the activities that most directly impact the economic performance of the VIE and whether we absorb any losses or receive any benefits that would be potentially significant to the VIE.

Components of Results of Operations

The following section describes certain line items in our Combined Statements of Operations:

Revenue

We recognize revenue from the sale of solar panels and related solar system components, primarily to dealers, system integrators and distributors, and in some cases on a multi-year, firm commitment basis. For a discussion of how and when we recognize revenue, see “Critical Accounting Estimates-Revenue Recognition.”

Cost of Revenue

We generally recognize our cost of revenue in the same period that we recognize related revenue. Cost of revenue include actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped. Cost of revenue also includes associated warranty costs and other costs. The cost of solar panels is the single largest cost element in our cost of revenue. Our cost of solar panels consists primarily of: (i) polysilicon, silicon ingots and wafers used in the production of solar cells, (ii) other materials and chemicals including glass, frame, and backing, and (iii) direct labor costs and assembly costs. Other factors that contribute to our cost of revenue include salaries and personnel-related costs, depreciation, facilities related charges, freight, as well as charges related to sales of raw material inventory and write-downs.

Impairment of Manufacturing Assets

As discussed above, SunPower recognized a non-cash impairment charge of $369.2 million during its fiscal quarter ended July 1, 2018. Out of SunPower’s impairment charge, we recognized $367.9 million, of which $354.8 million was allocated to “Impairment of manufacturing assets” in our Combined Statement of Operations during the year ended December 30, 2018. There were no significant impairment charges recorded in fiscal year 2019.

Gross Loss

Our gross loss is affected by a number of factors, including average selling prices for our solar power components, our product mix, our actual manufacturing costs, the utilization rate of our solar cell manufacturing facilities, inventory net realizable value charges, losses on third party polysilicon sales, and actual overhead costs.

Research and Development

Research and development expense consists primarily of salaries and related personnel costs, depreciation and impairment of equipment, and the cost of solar panel materials, various prototyping materials, and services used for the development and testing of products. Research and development expense is reported net of contributions under collaborative arrangements.

Sales, General and Administrative

Sales, general and administrative expense consists primarily of salaries and related personnel costs, professional fees, bad debt expenses, and other selling and marketing expenses.

Restructuring

Restructuring expense in fiscal years 2018 and 2019 consist mainly of costs associated with our December 2016 and February 2018 restructuring plans aimed to realign our downstream investments, optimize our supply chain, and reduce operating expenses in response to expected near-term challenges. Charges in connection with these plans consist primarily of severance benefits, and lease and related termination costs. See “Note 7. Restructuring” to our combined financial statements.

Other Expense, Net

Interest expense primarily relates to debt under SunPower’s senior convertible debentures. SunPower’s long-term debt has not been attributed to us for the period presented because SunPower’s borrowings are not our legal obligation. In December 2015, SunPower issued $425.0 million in principal amount of the 4.00% debentures due 2023, the proceeds of which were used to finance Fab 4, which relates to our business. As such, our interest and other costs associated with the 4.00% debentures due 2023 are reflected in the Combined Statements of Operations. However, as the debentures are legal obligations of SunPower and will not be transferred to us, they are not reflected in our Combined Balance Sheets. See further discussion on the basis of presentation of the combined financial statements under “Note 1. Background and Basis of Presentation” to our combined financial statements.

Other, net includes gains or losses on foreign exchange and derivatives.

Income Taxes

The Tax Act was enacted on December 22, 2017. The Tax Act provided for numerous significant tax law changes and modifications, including the reduction of the U.S. federal corporate income tax rate from 35% to 21%, the requirement for companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creation of new taxes on certain foreign sourced earnings. In accordance with accounting standard ASC 740, Income Taxes, companies are required to recognize the tax law changes in the period of enactment. The SEC staff issued SAB 118 to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. SunPower provided a reasonable estimate of the effects of the Tax Act in its financial statements in 2017. December 22, 2018 marked the end of the measurement period for purposes of SAB 118. SunPower completed its analysis based on legislative updates currently available and reported the changes to the provisional amounts previously recorded which did not impact our income tax provision. SunPower also confirmed that the Tax Act does not impact its expectations of actual cash payments for income taxes in the foreseeable future.

Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

We currently benefit from a preferential tax rate of 5% in the Philippines in accordance with our registration with the PEZA after the tax holiday expired at the end of 2019. We also benefit from a tax holiday granted by the Malaysian government to our former joint venture AUOSP (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) subject to certain hiring, capital spending, and manufacturing requirements.

We are subject to the statutory tax rate after the 2019 Switzerland tax reform that eliminated the auxiliary company designation starting fiscal 2020. For additional information see “Note 2. Summary of Significant Accounting Policies” and “Note 13. Income Taxes” to our combined financial statements.

Equity in Losses of Unconsolidated Investees

Equity in earnings (loss) of unconsolidated investees represents our reportable share of earnings (loss) generated from entities in which we own an equity interest accounted for under the equity method.

Net Loss Attributable to Noncontrolling Interests

We determined that we hold controlling interests in certain less-than-wholly owned entities and have fully consolidated these entities as a result. Noncontrolling interests represent the portion of net assets in these consolidated subsidiaries that are not attributable, directly or indirectly, to us. Net losses attributable to the noncontrolling interests represent the portion of our net loss allocated to the noncontrolling interests.

Results of Operations

Set forth below is a discussion of our results of operations for the fiscal years ended December 29, 2019 and December 30, 2018, respectively.

Revenues and Cost of Revenue

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
(in thousands)
Revenues	$1,198,301	$912,313
Cost of revenue	1,200,610	1,007,474
As a percentage of total revenue	100%	110%
Gross loss percentage	<1%	10%

During the year ended December 29, 2019, we recognized revenue from sales of modules and components of $1.2 billion, of which $426.5 million, or 35.6% of total revenue, represented sales of solar modules to SunPower using transfer prices determined based on management’s assessment of market-based pricing terms. Except for revenue transactions with SunPower, as of December 29, 2019, we had no customers that accounted for at least 10% of revenue. As of December 29, 2019, SunPower accounted for 33.7% of accounts receivable. In addition, two customers accounted for 20.4% and 13.6% of accounts receivable as of December 29, 2019. No other customers accounted for 10% or more of accounts receivable. The increase of $286.0 million in revenues was primarily due to higher volume of module sales in Europe and Asia as well as increased sales to SunPower of $38.0 million in 2019 as compared to 2018.

During the year ended December 30, 2018, we recognized revenue for sales of modules and components from contracts with customers of $912.3 million, of which $388.5 million, or 42.6% of total revenue, represented the sale of solar modules to SunPower using transfer prices determined based on management’s assessment of market-based pricing terms. Except for revenue transactions with SunPower, as of December 30, 2018, we had no other customers that accounted for at least 10% of revenue. As of December 30, 2018, SunPower accounted for 28.2% of accounts receivable. In addition, one other customer accounted for 12.6% of accounts receivable as of December 30, 2018. No other customers accounted for 10% or more of accounts receivable.

Cost of revenue was $1.2 billion in fiscal year 2019 and includes $56.5 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $88.7 million above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The increase of $193.1 million in cost of revenue was primarily due to higher volume of module sales in Europe and Asia.

Cost of revenue was $1.0 billion in fiscal year 2018 and includes tariff-related charges of $42.5 million and $31.6 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $59.4 million above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.

In fiscal year 2020, we expect an increase in revenues and a reduction in cost of revenue as a percentage of total revenues from the sales of our Maxeon 5 and 6 cell and panel technology which is expected to have lower manufacturing cost yet offering higher efficiency compared to our current technology. We will continue to monitor the impact of the COVID-19 pandemic on our business.

Revenues by Geography

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
(in thousands)
United States	$433,293	$397,160
As a percentage of total revenue	36%	44%
France	$138,423	$170,468
As a percentage of total revenue	12%	19%
China	$119,010	$15,467
As a percentage of total revenue	10%	2%
Japan	$90,837	$82,313
As a percentage of total revenue	8%	9%
Rest of world	$416,738	$246,905
As a percentage of total revenue	34%	26%

Total revenues	1,198,301	912,313

Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments. The $433.3 million in sales attributed to the U.S. includes $426.5 million in sales to SunPower for the fiscal year ended December 29, 2019. The $397.2 million in sales attributed to the U.S. includes $388.5 million in sales to SunPower for the fiscal year ended December 30, 2018.

Impairment of Manufacturing Assets and Gross Loss

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
(in thousands)
Impairment of manufacturing assets	$—	$354,768
As a percentage of total revenue	0%	39%
Gross loss	(2,309)	(449,929)

SunPower recognized a non-cash impairment charge of $369.2 million related to manufacturing assets during its fiscal quarter ended July 1, 2018. Out of SunPower’s impairment charge, we recognized $367.9 million of which $354.8 million was allocated to “Impairment of manufacturing assets” in our Combined Statement of Operations during the year ended December 30, 2018.

Operating Expenses

Operating expenses includes allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of Maxeon Solar and SunPower consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, us. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented, nor our future results upon completion of the proposed separation. Actual costs that may have been incurred if we had been a standalone company, and future costs, would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
(in thousands)
Operating expenses:
Research and development	$36,997	$50,031
As a percentage of total revenue	3%	5%
Selling, general and administrative	96,857	82,041
As a percentage of total revenue	8%	9%
Restructuring (benefits) charges	(517)	7,766
As a percentage of total revenue	<1%	1%

Total operating expenses	$133,836	$139,838

Operating loss	$(136,145)	$(589,767)

Research and Development Expenses

Research and development expenses were $37.0 million in fiscal year 2019 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology comprising of compensation expense of $21.9 million, depreciation and amortization expense of $3.2 million, external consulting and legal services of $2.2 million, travel expenses of $1.5 million, and equipment write-offs of $1.3 million.

Research and development expenses were $50.0 million in fiscal year 2018 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology comprising of compensation expense of $21.4 million, impairment of property, plant and equipment related to research and development facilities of $12.8 million and depreciation and amortization expense of $5.2 million.

Sales, General and Administrative Expenses

Sales, general and administrative expenses were $96.9 million in fiscal year 2019 and comprised primarily of $32.3 million of compensation expense, $26.1 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $19.2 million of professional fees, $8.5 million of facilities related costs including rent, utilities and maintenance, and $2.9 million of depreciation expense.

Sales, general and administrative expenses were $82.0 million in fiscal year 2018 and comprised primarily of $34.0 million of compensation expense, $18.8 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $14.7 million of professional fees and $3.8 million of depreciation expense.

Restructuring charges

Restructuring benefits were $0.5 million in fiscal year 2019. The benefit was a result of actual payouts being lower than initial estimates recorded under various legacy plans in historical periods.

Restructuring expenses were $7.8 million in fiscal year 2018 and consist of $6.0 million of costs associated with our February 2018 restructuring plan and $1.8 million of costs associated with our December 2016 restructuring plan. Charges in connection with the February 2018 and December 2016 plans consist of severance benefits of $5.8 million and $0.5 million, respectively, and other termination costs of $0.2 million and $1.3 million, respectively. See “Item 8. Financial Information” and “Note 7. Restructuring” to the combined financial statements for further information regarding our restructuring plans.

Other Expense, Net

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
(in thousands)
Other expense, net:
Interest expense	$(25,831)	$(25,889)
Other, net	(1,961)	13,469

Other expense, net	$(25,307)	$(12,420)

Of the total $25.8 million in interest expense incurred during fiscal 2019, $19.5 million relates to SunPower’s 4.00% debentures due 2023. The 4.00% debentures due 2023 were issued in December 2015, the proceeds of which were used to finance the construction of our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, the interest and other costs associated with the 4.00% debentures due 2023 are reflected in our Combined Statements of Operations. An additional $4.4 million included in interest expense relates to non-cash accretion charges. In connection with our 2016 acquisition of 100% equity voting interest in our former joint venture AUO SunPower Sdn. Bhd., we are required to make non-cancellable annual installment payments during 2019 and 2020. Our Combined Statements of Operations reflect these non-cash accretion charges as it relates to these installment payments.

Of the total $25.9 million in interest expense incurred during fiscal 2018, $17.0 million relates to SunPower’s 4.00% debentures due 2023. An additional $7.0 million included in interest expense relates to non-cash accretion charges.

Other, net for the fiscal year ended December 29, 2019 was primarily driven by the foreign exchange losses incurred in various regions. Other, net for the fiscal year ended December 30, 2018 was primarily a $11.4 million gain related to contractual obligations satisfied with inventory. This contractual obligation was fully settled in 2018.

Income Taxes

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
(in thousands)
Benefit from (provision for) income taxes	$(10,122)	$1,050
As a percentage of total revenue	1%	<1%

The Company’s income tax expense and deferred tax balances have been calculated on a separate return basis as if we filed our own tax returns, although its operations have been included in SunPower’s U.S. federal, state and foreign tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise for the period presented.

In the year ended December 29, 2019, our income tax expense of $10.1 million on a loss before income taxes and equity in earnings of unconsolidated investees of $161.0 million was primarily due to tax expenses in foreign jurisdictions that were profitable.

In the year ended December 30, 2018, our income tax benefit of $1.1 million was primarily due to releases of valuation allowance in a foreign jurisdiction and tax reserve due to lapse of statutes of limitation offset by income tax expenses in foreign jurisdictions that were profitable.

Equity in Losses of Unconsolidated Investees

For the fiscal years ended December 29, 2019 and December 30, 2018, our unconsolidated investees experienced a loss for which we recorded our reportable share of $5.3 million and $2.9 million, respectively. The increase of $2.4 million in equity in loss of unconsolidated investees was primarily driven by a fixed assets impairment charged recognized by our investee during 2019.

Net (Gain) Loss Attributable to Noncontrolling Interests

For the fiscal years ended December 29, 2019 and December 30, 2018, we attributed $4.2 million of net gain and $0.3 million of net loss, respectively, to noncontrolling interests. The increase in net gain attributable to noncontrolling interests was a result of profitable operations from our consolidated investee during 2019.

Reconciliation of Non-GAAP Financial Measures

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
(in thousands)
Selected GAAP Financial Data
Revenue	$1,198,301	$912,313
Cost of revenue(1)	1,200,610	1,007,474
Impairment of manufacturing assets	—	354,768

Gross loss(1)	(2,309)	(449,929)
Operating loss(1)	(135,646)	(589,767)
Benefit from (provision for) income taxes	(10,122)	1,050

GAAP net loss(1)	(178,902)	(604,080)
GAAP net loss attributable to Maxeon Solar(1)	$(183,059)	$(603,814)

	2019	2018
Selected Non-GAAP Financial Data
GAAP net loss attributable to the Company(1)	$(183,059)	$(603,814)
Interest expense	25,831	25,889
Provision for (benefit from) income taxes	10,122	(1,050)
Depreciation	46,007	68,983
Amortization	7,290	7,241

EBITDA(1)	$(93,809)	$(502,751)

Additional Adjustments
Impairment	4,053	367,859
Stock-based compensation expense	7,135	8,580
Restructuring expense	(517)	7,766

Adjusted EBITDA(1)	$(83,138)	$(118,546)

1.

Our GAAP and Non-GAAP results were adversely impacted by the incremental cost of above-market polysilicon of $56.5 million and $31.6 million during the years ended December 29, 2019 and December 30, 2018, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $88.7 million and $59.4 million during the years ended December 29, 2019 and December 30, 2018, respectively, above the current market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information at the time, multiplied by the volume of polysilicon we have consumed.

We present earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA adjusted for specified additional items (“Adjusted EBITDA”), which are non-GAAP measures, to supplement our combined financial results presented in accordance with GAAP. We believe that EBITDA and Adjusted EBITDA are useful to investors, enabling them to better assess changes in our results of operations across different reporting periods on a consistent basis, independent of certain items as presented above. Thus, EBITDA and Adjusted EBITDA provide investors with additional methods to assess our operating results in a manner that is focused on our ongoing, core operating performance, absent the effects of these items. We also use EBITDA and Adjusted EBITDA internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of EBITDA and Adjusted EBITDA, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. EBITDA and Adjusted EBITDA are not prepared in accordance with

GAAP or intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

The following is a description of each adjustment to arrive at our non-GAAP measures:

•

Impairment. In the second quarter of fiscal year 2018, SunPower announced its proposed plan to reorganize its corporate structure into separate upstream and downstream business units, and long-term strategy to replace the existing IBC technology with Maxeon 5 and 6. Accordingly, SunPower expected to upgrade the equipment associated with its manufacturing operations for the production of Maxeon 5 and 6 panels over several years. In connection with these planned changes that would impact the utilization of its manufacturing assets, continued pricing challenges in the industry and at that time uncertainties associated with the Section 201 trade case, SunPower determined that indicators of impairment existed and performed an impairment analysis. Through this analysis, SunPower recognized a non-cash impairment charge during its fiscal quarter ended July 1, 2018. This asset impairment is excluded as it is non-cash in nature and not reflective of ongoing results. Any such non-recurring impairment charge recorded by our equity method or other unconsolidated investees is also excluded from our Adjusted EBITDA financial measures as such changes are not reflective of our ongoing operating results.

•

Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.

•

Restructuring expense. We incurred restructuring expenses related to reorganization plans implemented by SunPower aimed towards realigning resources consistent with SunPower’s global strategy and improving its overall operating efficiency and cost structure. Restructuring charges are excluded from Adjusted EBITDA financial measures because they are not considered core operating activities and such costs have historically occurred infrequently. Although we have engaged in restructuring activities in the past, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges from our Adjusted EBITDA financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Historical Liquidity

Our operations have historically participated in cash management and funding arrangements managed by SunPower. Cash flows related to financing activities primarily reflect changes in SunPower’s investment in us. As part of SunPower, we are dependent on SunPower for our working capital and financing requirements as SunPower uses a centralized approach for cash management and financing of its operations. SunPower provides funding for our operating and investing activities including pooled cash managed by SunPower treasury to fund operating expenses and capital expenditures. SunPower also directly collects our receivables. These activities are reflected as a component of net parent investment, and this arrangement is not reflective of the manner in which we would operate as a stand-alone business separate from SunPower during the period presented. Accordingly, none of SunPower’s cash, cash equivalents or debt at the corporate level have been assigned to us in the combined financial statements. Net parent investment represents SunPower’s interest in the recorded net assets of Maxeon Solar. All significant transactions between us and SunPower have been included in the accompanying combined financial statements.

Future Liquidity

Following the spin-off from SunPower, our capital structure and sources of liquidity will change significantly from our historical capital structure. Subsequent to the separation, we will no longer participate in cash management and funding arrangements managed by SunPower.

We believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our working capital needs and fund our committed capital expenditures over the next 12 months from the date of the issuance of the financial statements. In conjunction with evaluating our ability to continue as a going concern, we have considered our historical ability to work with our vendors to obtain favorable payment terms, when possible, and our ability to reduce manufacturing output to reduce inventory in order to optimize our working capital. We may also choose to explore additional options in connection with our short-term liquidity needs, such as selling raw materials inventory to third parties, liquidating certain investments, implementing additional restructuring plans, and deferring or canceling uncommitted capital expenditures and other investment or acquisition activities. However, based on current macroeconomic conditions resulting from the uncertainty caused by the COVID-19 pandemic, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk.”

Cash Flows

A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents is as follows:

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
(in thousands)
Net cash used in operating activities	$(26,340)	$(156,602)
Net cash used in investing activities	(41,871)	(52,969)
Net cash provided by financing activities	89,884	165,824

Operating Activities

Net cash used in operating activities in fiscal year 2019 was $26.3 million and was primarily the result of: (i) net loss of $178.9 million; (ii) $77.8 million increase in accounts receivable, primarily attributable to billings and collection cycles; and (iii) $2.6 million decrease in operating lease liabilities.

This was primarily offset by: (i) non-cash charges of $60.8 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (ii) $53.5 million increase in accounts payable and other accrued liabilities, primarily attributable to pushing out payments of accrued expenses; (iii) $50.2 million decrease in advance payments to suppliers; (iv) $28.4 million related to the decrease in inventory; (v) non-cash interest charges of $23.8 million primarily attributable to $19.5 million in interest expense financed by SunPower associated with SunPower’s convertible debt; (vi) $6.5 increase in contract liabilities; (vii) $5.3 million equity in earnings of unconsolidated investees; (viii) $2.4 million decrease in operating lease right-of-use assets; (ix) $1.0 million decrease in prepaid expenses and other assets, primarily related to the receipt of prepaid inventory; and (x) $0.8 million net change in income taxes.

Net cash used in operating activities in fiscal year 2018 was $156.6 million and was primarily the result of: (i) net loss of $604.1 million; (ii) $75.5 million decrease in accounts payable and other accrued liabilities, primarily attributable to payments of accrued expenses in the normal course of business; (iii) $32.5 million increase in accounts receivable, primarily attributable to billings and collection cycles; (iv) $11.4 million gain from contractual obligations satisfied with inventory; (v) and $2.2 million net change in income taxes.

This was primarily offset by: (i) non-cash impairment of property, plant and equipment of $367.9 million; (ii) non-cash interest charges of $24.0 million primarily attributable to $17.0 million in interest expense financed by SunPower associated with SunPower’s convertible debt; (iii) non-cash charges of $92.5 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iv) $44.4 million decrease in advance payments to suppliers; (v) $16.8 million decrease in prepaid expenses and other assets, primarily related to the receipt of prepaid inventory; (vi) $18.1 million related to the decrease in inventory; and (vii) $2.9 million equity in earnings of unconsolidated investees.

In December 2018, we entered into a one-year factoring arrangement with a single counterparty under which we sold invoices with a total face value of approximately $26.3 million, which achieved sale accounting under ASU 2014-11, Transfers and Servicing (Topic 860). This amount was reflected as an operating cash inflow in accordance with ASC 230-10-45-16(a).

Investing Activities

Net cash used in investing activities in fiscal year 2019 was $41.9 million, which was primarily capital expenditures.

Net cash used in investing activities in fiscal year 2018 was $53.0 million, which primarily included $39.6 million in capital expenditures and $13.3 million paid for investment in unconsolidated investees.

Financing Activities

Net cash provided by financing activities in fiscal year 2019 was $89.9 million, which included $253.3 million in proceeds from bank loans and other debt and $92.4 million net contributions from SunPower, offset by $254.6 million in cash used for repayment of debt obligations. As cash and the financing of our operations have historically been managed by SunPower, the components of Net parent contribution include cash payments by SunPower to settle our obligations. These transactions are considered to be effectively settled for cash at the time the transaction is recorded.

Net cash provided by financing activities in fiscal year 2018 was $165.8 million, which included $227.7 million in proceeds from bank loans and other debt and $171.1 million net contributions from SunPower, offset by $231.9 million in cash used for the repayment of debt obligations. As cash and the financing of our operations have historically been managed by SunPower, the components of Net parent contribution includes cash payments by SunPower to settle our obligations. These transactions are considered to be effectively settled for cash at the time the transaction is recorded.

Debt

In 2019, SunPower entered into a master buyer agreement which entitles us to financing through HSBC Bank Malaysia Berhad to settle our outstanding vendor obligations. The agreement entitles us to combined financing of $25.0 million at an interest rate of 1.4% per annum over LIBOR interest rate over a maximum financing tenor of 90 days.

In June 2018, SunPower entered into a revolving credit agreement which entitles us to import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days.

In June 2012, SunPower entered into an Onshore Foreign Currency Loan agreement through Bank of China (Malaysia) Berhad, which provides for the issuance, upon our request, of letters of credit to support our obligations. The agreement entitles us to combined financing of $10.0 million at an interest rate of 1.0% per annum over Cost of Funds Rate for a minimum financing tenor of 7 days and maximum financing tenor of 90 days.

Liquidity

As of December 29, 2019, we had unrestricted cash and cash equivalents of $121.0 million. Our cash balances are held in numerous locations throughout the world, and as of December 29, 2019, all of our cash was held outside of the United States. This offshore cash is used to fund operations of our business in the EMEA and Asia Pacific regions as well as non-U.S. manufacturing operations, which require local payment for product materials and other expenses.

Prior to the spin-off, we expect to enter into term loans with a total borrowing capacity of up to $325.0 million with an expected maturity date of 2025 and a revolving credit facility for borrowings up to $100.0 million. Immediately following the separation and distribution, TZS will contribute $298.0 million in cash to Maxeon Solar in exchange for a number of our shares such that immediately following such issuance, TZS will own approximately 28.848% of our total dilutive outstanding shares.

We expect total capital expenditures related to purchases of property, plant and equipment of approximately $73.0 million in fiscal year 2020 in order to increase our manufacturing capacity for our highest efficiency Maxeon 5 and 6 product platform and our new Performance Line, improve our current and next generation solar cell manufacturing technology, and other projects.

We have an obligation to purchase $348.6 million of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier. Of this commitment, we have prepaid $121.4 million with the balance of $227.2 million expected to be paid in cash over a period ending in June 2021 until we have fully taken the contractually committed quantities specified in the long-term fixed supply agreements. See Note 8. “Commitments and Contingencies” to our combined financial statements for further information. In 2019, we recorded charges of $56.5 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements and we estimated that we paid $88.7 million above the current market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process. In 2018, we recorded charges of $31.6 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements and we estimated that we paid $59.4 million above the current market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process.

As of December 29, 2019, based on the then price of polysilicon available in the market, we estimated the remaining contractual commitments under SunPower’s long-term fixed supply agreements for polysilicon that is above market to be approximately $258.2 million, which we expect to incur from 2020 through 2021 based on our forecasted internal manufacturing consumption and ancillary sales. A portion of this loss as well as cash payment may be deferred beyond 2021 as we may negotiate with the supplier to extend the timing of delivery and acceptance of above-market polysilicon pursuant to the underlying contractual purchase obligations. Alternatively, we may negotiate relief under our contractual commitments in exchange for earlier cash payments.

On September 29, 2016, SunPower completed the acquisition of AUOSP (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) pursuant to a stock purchase agreement entered into between SunPower Technology, Ltd. (“SPTL”), one of our wholly owned subsidiaries, and AU Optronics Singapore Pte. Ltd. (“AUO”). Pursuant to the stock purchase agreement, SPTL purchased all of the shares of AUOSP held by AUO for a total purchase price of $170.1 million in cash, payable in installments as set forth in the stock purchase agreement, to obtain 100% of the voting equity interest in AUOSP. As agreed by SunPower and Maxeon Solar in the Investment Agreement, SunPower paid $30.0 million in cash on September 30, 2019. The remaining $30.0 million in cash will be paid by us on or before September 30, 2020.

There are no assurances that we will have sufficient available cash to repay our indebtedness or that we will be able to refinance such indebtedness on similar terms to the expiring indebtedness or at all. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity investments or debt securities or obtain other debt financing. The current economic environment, however, could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all, particularly in light of the current conditions in the financial and credit markets. Additional debt would result in increased expenses and would likely impose new restrictive covenants which may be similar or different than those restrictions contained in the covenants under our current loan agreement. In addition, financing arrangements and letters of credit facilities, may not be available to us, or may not be available in amounts or on terms acceptable to us.

The recent developments relating to the COVID-19 pandemic have resulted in, among other things, shutdowns of manufacturing and commerce in the United States and many countries worldwide. In our response to the uncertainty surrounding the COVID-19 pandemic, we recently implemented a number of initiatives to proactively address financial and operational impacts of the COVID-19 pandemic and position us well for when the solar industry returns to strong growth. These actions include temporarily reducing the salaries of certain of our executive officers, and temporarily implementing a four-day work week for a portion of our employees, subject to periodic reassessment, to address reduced demand and workloads, with exceptions for certain groups, including those supporting customer and asset services, as well as the recent idling of our factories in France, Malaysia, Mexico and the Philippines, with the expectation that they will come back online in the coming weeks. Also, we have historically been successful in our ability to divest certain investments and non-core assets, and secure other sources of financing, including executing capital market transactions, and cost reduction initiatives such as restructuring, to satisfy our liquidity needs and may consider taking similar actions in the future if necessary. We continue to focus on improving our overall operating performance and liquidity, including managing cash flows and working capital. While challenging industry conditions and a competitive environment extended into the first half of fiscal 2020, we believe that our total cash and cash equivalents will be sufficient to meet our obligations over the next 12 months from the date of issuance of our financial statements.

Although we have historically been able to generate liquidity, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. Additionally, we are uncertain of the impact over time of the COVID-19 pandemic to our supply chain, manufacturing and distribution as well as overall construction and consumer spending.

Liabilities Associated with Uncertain Tax Positions

Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement will be made for our liabilities associated with uncertain tax positions in other long-term liabilities. As of December 29, 2019 and December 30, 2018, total liabilities associated with uncertain tax positions were $12.8 million and $10.3 million, respectively, and were included within “Other long-term liabilities” in our Combined Balance Sheets as they are not expected to be paid within the next twelve months.

Foreign Currency Exchange Risk

Our exposure to movements in foreign currency exchange rates is primarily related to sales to European customers that are denominated in Euros. Revenue generated from these European customers represented 15% and 12% of our total revenue in fiscal year 2019 and 2018, respectively. A 10% change in the Euro exchange rate would have impacted our revenue by approximately $17.4 million and $11.1 million in fiscal years 2019 and 2018, respectively.

In the past, we have experienced an adverse impact on our revenue, gross margin and profitability as a result of foreign currency fluctuations. When foreign currencies appreciate against the U.S. dollar, inventories and expenses denominated in foreign currencies become more expensive. An increase in the value of the U.S. dollar relative to foreign currencies could make our solar power products more expensive for international customers, thus potentially leading to a reduction in demand, our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with those companies.

We currently conduct hedging activities which involve the use of forward currency contracts that are designed to address our exposure to changes in the foreign exchange rate between the U.S. dollar and other currencies. As of December 29, 2019 and December 30, 2018, we had outstanding forward currency contracts with aggregate notional values of $17.5 million and $11.4 million, respectively. Because we hedge some of our expected future foreign exchange exposure, if associated revenues do not materialize we could experience a reclassification of gains or losses into earnings. Such a reclassification could adversely impact our revenue, margins and results of operations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.

Credit Risk

We have certain financial and derivative instruments that subject us to credit risk. These consist primarily of cash and cash equivalents, restricted cash and cash equivalents, investments, accounts receivable, advances to suppliers, and foreign currency forward contracts. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial and derivative instruments. Our investment policy requires cash and cash equivalents, restricted cash and cash equivalents, and investments to be placed with high-quality financial institutions and limits the amount of credit risk from any one issuer. We additionally perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally do not require collateral.

We enter into agreements with a vendor that specify future quantities and pricing of polysilicon to be supplied for periods up to 10 years. Under certain agreements, we are required to make prepayments to the vendors over the terms of the arrangements. As of December 29, 2019, advances to suppliers totaled $121.4 million. One supplier accounted for 100% of total advances to suppliers as of December 29, 2019. As of December 30, 2018, advances to suppliers totaled $171.5 million. One supplier accounted for 99.6% of total advances to suppliers as of December 30, 2018.

We enter into foreign currency derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. The foreign currency derivative contracts are limited to a time period of a month or less. We regularly evaluate the credit standing of our counterparty financial institutions.

Interest Rate Risk

We are exposed to interest rate risk because many of our customers depend on debt financing to purchase our solar power systems. An increase in interest rates could make it difficult for our customers to obtain the financing necessary to purchase our solar power systems on favorable terms, or at all, and thus lower demand for our solar power products, reduce revenue and adversely impact our operating results. An increase in interest rates could lower a customer’s return on investment in a system or make alternative investments more attractive relative to solar power systems, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our solar power systems, thereby reducing gross margin and adversely impacting our operating results. This risk is significant to our business because our sales model is highly sensitive to interest rate fluctuations and the availability of credit, and would be adversely affected by increases in interest rates or liquidity constraints.

We do not believe that an immediate 10% increase in interest rates would have a material effect on our financial statements under potential future borrowings. In addition, lower interest rates would have an adverse impact on our interest income. Due to the relatively short-term nature of our investment portfolio, we do not believe that an immediate 10% decrease in interest rates would have a material effect on the fair market value of our money market funds. Since we believe we have the ability to liquidate substantially all of this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio.

Equity Price Risk Involving Minority Investments in Joint Ventures and Other Non-Public Companies

Our investments held in our joint ventures and other non-public companies expose us to equity price risk. As of December 29, 2019 and December 30, 2018, investments of $26.5 million and $32.8 million are accounted for using the equity method, respectively. As of December 29, 2019 and December 30, 2018, investments of $7.9 million and $8.4 million are accounted for using the measurement alternative method.

These strategic equity investments in third parties are subject to risk of changes in market value and could result in realized impairment losses. We generally do not attempt to reduce or eliminate our market exposure in equity investments. We monitor these investments for impairment and record reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include the valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market prices and declines in operations of the issuer. There can be no assurance that our equity investments will not face risks of loss in the future.

Quantitative and Qualitative Disclosures About Market Risk

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development spending totaled $37.0 million and $50.0 million for the years ended December 29, 2019 and December 30, 2018, respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3. Key Information—3.D. Risk Factors.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

5.D. TREND INFORMATION

Please see “—5.A. Operating Results—Trends and Uncertainties” and “Item 4. Information on the Company—4.B. Business Overview—Our Markets” for trend information.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

We have no uncombined special purpose financing or partnership entities or other off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors. See also “Note 8. Commitments and Contingencies” to our combined financial statements included elsewhere in this Form 20-F and matters described in “—5.F. Aggregate Contractual Obligations.”

5.F. AGGREGATE CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and other commercial commitments as of December 29, 2019 as well as the effect these obligations and commitments are expected to have on our liquidity and cash flow in future periods, on:

•	an actual basis; and

•	a pro forma basis to give effect to our incurrence of borrowings in the form of term loans and a revolving credit facility in connection with the spin-off.

Actual

		Payments Due by Fiscal Period
	Total	2020	2021-2022	2023-2024	Beyond 2024
(in thousands)
Operating lease commitments	$28,267	$4,249	$7,972	$7,797	$8,249
Other debt, including interest	61,973	61,377	150	156	290
Finance lease commitments	2,087	627	1,282	178	—
Non-cancellable purchase orders	154,653	154,653	—	—	—
Purchase commitments under agreements	348,632	310,578	38,054	—	—
Deferred purchase consideration in connection with acquisition	30,000	30,000	—	—	—

Total	$625,612	$561,484	$47,458	$8,131	$8,539

Pro Forma

		Payments Due by Fiscal Period
	Total	2020	2021-2022	2023-2024	Beyond 2024
(in thousands)
Operating lease commitments	$28,267	$4,429	$7,972	$7,797	$8,249
Other debt, including interest	61,973	61,377	150	156	290
Finance lease commitments	2,087	627	1,282	178	—
Non-cancellable purchase orders	154,653	154,653	—	—	—
Purchase commitments under agreements	348,632	310,578	38,054	—	—
Deferred purchase consideration in connection with acquisition	30,000	30,000	—	—	—
Term loans and revolver, including interest and commitment fee(1)	34,075	15,075	9,500	9,500	—

Total	$659,687	$576,559	$56,958	$17,631	$8,539

(1)	Amount related to revolver reflects commitment fee only.

For other contingencies, see “Item 4. Information on the Company—4.D. Property, Plants and Equipment—Environmental Matters,” “Item 8. Financial Information—8.A. Combined Statements and Other Financial Information” and “Note 8. Commitments and Contingencies” to our combined financial statements included elsewhere in this Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are currently a wholly owned subsidiary of SunPower, and our directors consist of both employees of SunPower and a nominee director, whom will not be members of the Maxeon Solar Board following the spin-off with the exception of Maxeon Solar’s chief executive officer, Jeff Waters, who will remain on the Maxeon Solar Board.

Our Constitution will provide that, subject to the regulations of Maxeon Solar contained in the Constitution for the time being in force, the minimum number of directors is two and the maximum number is ten. We may vary the maximum number of directors by ordinary resolution from time to time. Following the spin-off, the composition of the Maxeon Solar Board will also be subject to the terms of the Shareholders Agreement entered into by us, Total and TZS as further described in “Item 7. Major Shareholders and Related Party Transactions—Item 7.B. Related Party Transactions—Agreements Between Us and TZS and/or Total in Connection with TZS Investment—Shareholders Agreement.” Pursuant to the Shareholders Agreement, upon consummation of the spin-off the Maxeon Solar Board will consist of ten directors, including three Total designees, three TZS designees, three independent directors and Maxeon Solar’s chief executive officer.

The following table sets forth information regarding Jeff Waters and the selected independent directors expected to serve on the Maxeon Solar Board as of the date of this Form 20-F. We anticipate that, pursuant to the Shareholders Agreement, Total and TZS will designate their respective members for the Maxeon Solar Board prior to completion of the spin-off.

Name	Age
Jeffrey W. Waters, Chief Executive Officer	55
Kevin Kennedy	64
Donald Colvin	67
Chee Keong Yap	59

Biographies

Jeffrey W. Waters, Chief Executive Officer

Jeffrey Waters is our Chief Executive Officer and, prior to the separation and spin-off, led the SunPower Technologies business unit of SunPower since January 2019, which included its global manufacturing, research and development and SunPower Solutions group. An experienced global business, operations and sales leader, Mr. Waters joined SunPower in January 2019 from Isola, where he worked from Silicon Valley as the company’s president and chief executive officer. Prior to Isola, Waters was senior vice president and general manager with Altera Corporation and also held a variety of executive positions with Texas Instruments/National Semiconductor in both the U.S. and Japan for 18 years, including in global sales.

Mr. Waters holds a bachelor’s degree in engineering from the University of Notre Dame, a master’s degree in engineering from Santa Clara University and a master of business administration from Northwestern University.

Kevin Kennedy

Kevin Kennedy will serve as an independent director and Chairman of Maxeon Solar’s Board. Dr. Kennedy currently serves as CEO of a small technology startup and was previously the President and Chief Executive Officer of Avaya Inc., a leading global provider of business communications applications, systems and services. Prior to joining Avaya in January 2009, Dr. Kennedy was President and CEO of JDS Uniphase Corporation and

has worked in various senior management roles in multinational telecom companies including Cisco Systems and Bell Laboratories. In 1987, Dr. Kennedy was a Congressional Fellow to the U.S. House of Representatives Committee on Science, Space and Technology. In January 2011, he was appointed to the President’s National Security Telecommunications Advisory Committee by U.S. President Barack Obama. Dr. Kennedy also currently serves on the board of directors for UL Inc, KLA-Tencor Corporation and Digital Realty Trust, L.P. He holds a B.S. in engineering from Lehigh University in Pennsylvania, as well as M.S. and Ph.D. degrees in engineering from Rutgers University.

Donald Colvin

Donald Colvin will serve as an independent director for Maxeon Solar’s Board and Chairman of its Audit Committee. Mr. Colvin also serves as an independent director and chairman of the audit committee for UTAC Group in Singapore, Viavi Solutions and Agilysys. Mr. Colvin has served on other boards throughout his career, including as an independent director on the audit committee for Applied Micro Circuits Corporation and Isola and an advisory board member for Conexant Systems. Mr. Colvin was interim Chief Financial Officer for Isola during 2015 and 2016, appointed by their Board to restructure the company, and prior to this was Chief Financial Officer of Caesars Entertainment Corporation from November 2012 to January 2015. Mr. Colvin has also served as Chief Financial Officer for ON Semiconductor Corp., Amtel Corporation and European Silicon Structures. Mr. Colvin has also held a number of financial leadership positions for multinational companies. Mr. Colvin holds a B.A. in economics and an M.B.A. from the University of Strathclyde in Scotland.

Chee Keong Yap

Chee Keong Yap will serve as an independent director on Maxeon Solar’s Board of Directors. Mr. Yap also serves as an independent director and chairman of the audit committee or audit & risk committee for Olam International, Sembcorp Industries, Shangri-La Asia, Certis Cisco Security, Citibank Singapore, Ensign InfoSecurity and Mediacorp. Mr. Yap has served on other boards throughout his career, including the Accounting and Corporate Regulatory Authority, and he was a member of the Public Accountants Oversight Committee (a Board committee under ACRA). In addition to his board experience, Mr. Yap was the Executive Director of the Straits Trading Group and the Chief Financial Officer of the Singapore Power Group. He has also worked in various senior management roles in multinational and listed companies. Mr. Yap holds a Bachelor of Accountancy from the National University of Singapore and is a Fellow of the Institute of Singapore Chartered Accountants, a Fellow of CPA Australia and a Fellow of the Singapore Institute of Directors.

Senior Management

The following table sets forth information regarding our senior management as of the date of this Form 20-F. Jeffrey W. Waters will serve as our Chief Executive Officer.

Name	Age	Title
Joanne Solomon	54	Chief Financial Officer
Lindsey Roon Wiedmann	42	Chief Legal Officer
Markus Sickmoeller	53	Chief Operations Officer
Peter Aschenbrenner	65	Chief Strategy Officer

Biographies

Joanne Solomon, Chief Financial Officer

Joanne Solomon is our Chief Financial Officer. A seasoned executive with more than 30 years of experience, Ms. Solomon joined the company in January 2020 and in her role leads Maxeon Solar’s global finance, planning, accounting and information technology organizations. Ms. Solomon most recently served since 2017 as CFO for Katerra Inc. Prior to this, she worked for 16 years at Amkor Technology, Inc., one of the world’s largest providers of semiconductor packaging and test services, in various roles including CFO. Ms. Solomon began her career at Price Waterhouse.

Lindsey R. Wiedmann, Chief Legal Officer

Lindsey Wiedmann is our Chief Legal Officer and leads our global legal and sustainability teams. During her decade with SunPower, she has provided legal expertise in the areas of project finance and development, mergers and acquisitions, joint ventures, corporate governance, compliance, disputes and other significant matters in support of the residential, commercial and power plant business units globally with legal teams in France, Mexico and the United States. Ms. Wiedmann was also the lead SunPower attorney for 8point3 Energy Partners LP’s initial public offering in 2015 and nearly three years of acquisitions and operational activity as a public company. Prior to joining SunPower, Ms. Wiedmann spent six years practicing project finance at Latham & Watkins LLP in San Francisco and Singapore. Ms. Wiedmann received her Bachelor of Science degree from University of California, San Diego and her Juris Doctor degree from Columbia Law School.

Markus Sickmoeller, Chief Operations Officer

Markus Sickmoeller is our Chief Operations Officer and is responsible for manufacturing, quality, supply chain, cell technology deployment and EHS globally. He joined SunPower in late 2015 to start the Maxeon 3 cell factory in the Philippines and took more operational responsibilities in the years leading to his role as head of operations for SunPower in July 2019. Markus joined SunPower from his role as Chief Operating Officer of Silicon Line GmbH in Germany. Before that Markus held positions in operations and research and development in the semiconductor industry for more than two decades with Siemens, Infineon and Qimonda in Germany, Malaysia and Taiwan having local and global responsibilities. Dr. Sickmoeller holds a Diploma degree (Master of Science equivalent) in Electrical Engineering from the University of Braunschweig, Germany and a Doctorate Title in Optoelectronics from the University of Ulm.

Peter Aschenbrenner, Chief Strategy Officer

Peter Aschenbrenner is our Chief Strategy Officer. Prior to Maxeon Solar he served as SunPower’s Executive Vice President of Corporate Strategy and Business Development, responsible for driving the company’s strategy, mergers and acquisition and business activities. Previously, he was the company’s Vice President of Marketing and Sales, where he established the SunPower brand and oversaw development of the industry’s first dealer network program. Prior to joining SunPower, Aschenbrenner served as Senior Vice President of Global Operations at AstroPower, Inc., a solar product manufacturing company. He has more than 40 years of solar industry experience, including management positions at Siemens Solar, PV Electric GmbH and ARCO Solar. Mr. Aschenbrenner graduated from Stanford University in 1978 with a Bachelor of Arts degree in product design.

6.B. COMPENSATION

Compensation

Because we are a newly incorporated entity, we have not previously provided any compensation to our directors or senior management. Upon the consummation of the spin-off, we expect that a portion of the compensation paid to our directors and senior management will be equity-based.

For further information on the share ownership of our senior management, see “Item 6.E. Share Ownership.”

Under Singapore law, our shareholders must approve any fees paid to non-employee directors. Our directors may approve the remuneration of directors holding executive office.

Following the spin-off, we will pay our directors compensation for serving as directors, including per meeting fees. For the fiscal year ended December 29, 2019, the aggregate compensation paid by SunPower or otherwise accrued (comprising remuneration and the aggregate fair market value of equity awards granted) to our directors and executive officers was approximately $         million. In addition, during the fiscal year ended December 29, 2019, SunPower set aside or accrued approximately $         million relating to pension, retirement or similar benefits in respect of our directors and executive officers.

Equity Incentive Plan

In connection with the spin-off, we will adopt or continue in effect benefit plans, including the Maxeon Solar Incentive Plan. For further information, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us—Employee Matters Agreement.”

6.C. BOARD PRACTICES

General

The composition of the Maxeon Solar Board and committees of the Maxeon Solar Board will be governed by our Constitution, together with the Shareholders Agreement upon consummation of the spin-off.

Composition of the Maxeon Solar Board

Following the spin-off, the Maxeon Solar Board will consist of 10 directors, including three Total designees, three TZS designees, three independent directors and our Chief Executive Officer. An independent director will be elected by the Maxeon Solar Board to serve as the chairman of the Maxeon Solar Board. The chairman will be entitled to a casting vote in the case of an equality of votes.

The Shareholders Agreement includes provisions adjusting the rights of each of Total and TZS to designate a particular number of directors depending on changes in their share ownership, including a provision allowing either shareholder, if they acquire at least 50% of our shares, to designate a majority of the directors. Each of Total and TZS will lose the right to designate any directors if they hold less than 10% of our outstanding shares.

Committees of the Maxeon Solar Board

So long as Total or TZS have the right to designate at least one director to the Maxeon Solar Board, each committee of the Maxeon Solar Board will contain a board designee of such shareholder. If the other shareholder also has a right to designate at least one director, then the number of appointees to each committee for each shareholder shall be equal. All committees will have at least two independent directors and the Audit Committee will be composed entirely of independent directors.

The Maxeon Solar Board will delegate certain of its responsibilities to the following committees: an Audit Committee, a Compensation Committee, a Coordination Committee, and a Nominating and Corporate Governance Committee, the purpose and responsibilities of each which are described further below.

Audit Committee

The purpose of the Audit Committee will primarily be to:

•	oversee our accounting and financial reporting processes;

•	oversee the audit of our financial statements and internal controls by our independent public registered accounting firm;

•	assist the Maxeon Solar Board in the oversight of our compliance with legal and regulatory requirements and performance of the internal audit function;

•	oversee management’s identification, evaluation, and mitigation of major risks to us; and

•	provide to the Maxeon Solar Board such information as it may deem necessary to make the Maxeon Solar Board aware of the financial matters requiring its attention.

Compensation Committee

The purpose of the Compensation Committee will primarily be to:

•	implement, review and modify the compensation of the Maxeon Solar Board and senior management;

•	oversee our compensation philosophy; and

•	administer our equity incentive plans.

Coordination Committee

The purpose of the Coordination Committee will primarily be to discuss our business opportunities and our performance against targets set forth in our approved annual budget.

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee will primarily be to:

•	select and recommend candidates for members of the Maxeon Solar Board; and

•	evaluate whether incumbent directors should be nominated for re-election to the Maxeon Solar Board upon expiration of such directors’ terms.

Certain Board Practices and Requirements

Except by an ordinary resolution of the shareholders (which may be general or specific to a transaction or contractual arrangement), a director and the chief executive officer (or person(s) holding an equivalent position), are not permitted to vote in respect of any contract or proposed contract or arrangement with us in which he or she has directly or indirectly a personal material interest and if he or she does so his or her vote will not be counted nor, except where present in the capacity of a proxy, will he or she be counted in the quorum present at the meeting. Neither of these prohibitions will apply to: (i) any arrangement for giving any director or chief executive officer (or person(s) holding an equivalent position) any security or indemnity in respect of money lent by him or her to or obligations undertaken by him or her for the benefit of our company, (ii) any arrangement for the giving by our company of any security to a third party in respect of a debtor obligation of our company for which the director or chief executive officer (or person(s) holding an equivalent position) himself or herself has assumed responsibility in whole or in part under a guarantee or indemnity by the deposit of security or (iii) any contract by a director or chief executive officer (or person(s) holding an equivalent position) to subscribe for or underwrite shares or debentures of our company.

We may make a loan or quasi-loan or enter into a credit transaction and related arrangement involving another company or entity connected to the director(s) only if there is prior shareholders’ approval and if the interested director(s) and any family members abstain from voting on the approval.

There is no age limit requirement for directors to retire, nor is there any minimum number of Maxeon Solar shares that a director is required to hold.

Code of Conduct and Business Ethics

Prior to the spin-off, the Maxeon Solar Board will adopt a written Code of Business Conduct and Ethics reinforcing our guiding principles to act with the highest level of integrity and ethical standards and setting forth our expectations regarding personal and corporate conduct for all of our directors, officers, employees and representatives.

6.D. EMPLOYEES

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity for the past three years.

	For the year ended
	December 29, 2019	December 30, 2018	December 31, 2017
	(full-time equivalents)
Marketing & Sales	90	96	133
Production & Supply	4,816	4,521	5,274
Research & Development	178	175	171
General & Administrative	110	110	139

Total	5,194	4,902	5,717

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by geography for the past three years.

	For the year ended
	December 29, 2019	December 30, 2018	December 31, 2017
	(full-time equivalents)
Australia	16	11	11
Belgium	3	4	2
Chile	—	2	8
China	25	28	27
France	127	161	197
Germany	4	3	3
Italy	9	7	8
Japan	11	14	12
Malaysia	1,611	1,443	1,583
Mexico	2,042	1,627	2,352
Morocco	1	2	2
Netherlands	3	1	1
Philippines	1,176	1,168	1,251
Singapore	3	3	2
South Africa	—	3	10
Switzerland	7	9	9
Turkey	—	1	1
United Kingdom	3	4	3
United States	153	411	235

Total	5,194	4,902	5,717

Although in certain countries we have works councils and statutory employee representation obligations, our employees are generally not represented by labor unions on an ongoing basis. We have never experienced a work stoppage, and we believe our relations with our employees to be good.

6.E. SHARE OWNERSHIP

The following sets forth the total amount of SunPower shares directly or indirectly owned by Maxeon Solar’s current directors and executive officers based on                  SunPower shares outstanding as of April 30, 2020.

Holder	SunPower Shares	Percentage Ownership
Jeffrey W. Waters		*
Kevin Kennedy		*
Donald Colvin		*
Chee Keong Yap		*

*	Less than 1%

All of the Maxeon Solar shares are currently held by SunPower. In the spin-off, each SunPower shareholder will receive                  Maxeon Solar shares for every                  SunPower shares they held as of the record date for the distribution. Accordingly, following the spin-off, each director and executive officer would own the following number of Maxeon Solar shares.

Holder	Maxeon Solar Shares	Percentage Ownership
Jeffrey W. Waters		*
Lim Chia Wei Roy		*
Manavendra Singh Sial		*

*	Less than 1%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The information below describes the beneficial ownership of our shares prior to and immediately after completion of the spin-off by each person or entity that we know beneficially owns or immediately following the spin-off will (based on the assumptions described below), beneficially own 5% or more of our shares.

We based the share amounts on such person’s beneficial ownership of SunPower shares on April 30, 2020 according to the SunPower share register and certain ownership disclosure notifications received by SunPower, giving effect to a distribution ratio of                  Maxeon Solar shares for every                  SunPower shares held by such person as of the close of business on                 , 2020, the record date for the spin-off. Following the spin-off but prior to the TZS Investment, we estimate that approximately                Maxeon Solar shares will be issued and outstanding.

Holder	SunPower Shares	Percentage Ownership	Maxeon Solar Shares	Percentage Ownership(1)
Total(2)	87,667,645	51.64%		51.64%
Wellington Management Group LLP(3)	12,413,023	7.31%		7.31%
The Vanguard Group(4)	10,759,225	6.43%		6.43%

(1)

Immediately following the separation and the distribution, TZS will contribute $298.0 million to Maxeon Solar in exchange for a number of ordinary shares of Maxeon Solar such that, after such issuance, TZS will own approximately 28.848% of the total dilutive outstanding ordinary shares of Maxeon Solar.

(2)

Based on the information contained in an Amendment No. 15 to Schedule 13D filed with the SEC on April 15, 2020 by Total S.A. Total Solar INTL SAS is an indirect wholly owned subsidiary of Total Gaz Electricité Holdings France SAS, which is an indirect wholly owned subsidiary of Total S.A., as well as subsequent filings under Section 16(a) of the Exchange Act. Does not include 7,245,055 shares of SunPower’s common stock issuable upon SunPower’s convertible debentures. Each of Total S.A., Total Gaz Electricité Holdings France SAS and Total Solar INTL SAS have shared voting and dispositive power over the shares of SunPower’s common stock.

(3)

Based on the information contained in a Schedule 13G filed with the SEC on January 28, 2020 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, and Wellington Management Company LLP. Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP have shared voting power over 11,142,621 shares of SunPower’s common stock and has shared dispositive power over 12,413,023 shares of SunPower’s common stock. Wellington Management Company LLP has shared voting power of 10,657,268 shares of SunPower’s common stock and shared dispositive power of 11,390,517 shares of SunPower’s common stock. Wellington Management Group LLP is the parent holding company of certain holding companies and the Wellington Investment Advisers. The securities reported on the Schedule 13G are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP.

(4)

Based on the information contained in a Schedule 13G filed with the SEC on February 11, 2020 by The Vanguard Group. The Vanguard Group has sole voting power over 65,916 shares of SunPower’s common stock, shared voting power over 5,746 shares of SunPower’s common stock, sole dispositive power over 10,696,823 shares of SunPower’s common stock and shared dispositive power over 62,402 shares of SunPower’s common stock. Vanguard Fiduciary Trust Company (“VFTC”), a wholly owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 56,656 shares of SunPower’s common stock as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd. (“VIA”), a wholly owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 15,006 shares of SunPower’s common stock as a result of its serving as investment manager of Australian investment offerings.

To the extent our directors, officers and employees own SunPower shares as of the close of business on the record date, they will participate in the spin-off on the same terms as other holders of SunPower shares.

Except as otherwise noted, each person or entity identified above (including nominees) has sole voting and investment or dispositive power with respect to the securities they hold. SunPower major shareholders do not have different voting rights from other shareholders.

Prior to the spin-off, 100% of our issued share capital is owned by SunPower.

As of April 30, 2020, based on the SunPower share register and excluding treasury shares, approximately     % of our outstanding shares are expected to be held of record by residents of the United States immediately following the spin-off and investment.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that such person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.

7.B. RELATED PARTY TRANSACTIONS

Agreements Between SunPower and Us

Following the spin-off, we and SunPower will operate separately, each as an independent public company. On November 8, 2019, we entered into a Separation and Distribution Agreement with SunPower related to the separation and distribution, and we intend to enter into several other agreements with SunPower prior to completion of the spin-off to effect the separation and provide a framework for our relationship with SunPower after the spin-off. These agreements will govern the relationships between SunPower and us subsequent to the completion of the spin-off and will provide for the separation of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of SunPower and its subsidiaries that constitute the Maxeon Business and are attributable to periods prior to, at and after the separation. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from SunPower and the distribution of our shares to holders of SunPower shares), these agreements include:

•	a Tax Matters Agreement;

•	an Employee Matters Agreement;

•	a Transition Services Agreement;

•	a Supply Agreement;

•	a Back-to-Back Agreement;

•	a Brand Framework Agreement;

•	a Cross License Agreement;

•	a Collaboration Agreement; and

•	a promissory note in the aggregate principal amount of $100.0 million.

The material agreements described below have been filed as exhibits to this Form 20-F and the summaries below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this Form 20-F.

The terms of the agreements described below that will be in effect following the spin-off have not yet been finalized. Changes to these agreements, some of which may be material, may be made prior to the spin-off.

In addition, we intend to enter into other agreements with SunPower prior to the completion of the spin-off that are not material to our business. These agreements include agreements relating to information sharing and access rights, data transfer, confidentiality and systems access, transfer of marketing authorizations, certain manufacturing quality control and pharmacovigilance matters, certain leases to SunPower and certain transitional distribution and other services matters, including shared premises services, as well as a third party claims and investigations management agreement. Certain terms of the third party claims and investigations management agreement are also summarized below.

Separation and Distribution Agreement

On November 8, 2019, we entered into the Separation and Distribution Agreement with SunPower. The Separation and Distribution Agreement sets forth our agreements with SunPower regarding the principal actions to be taken in connection with the separation and distribution.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and SunPower as part of the Internal Transactions to be effected prior to the distribution, the purpose of which is to ensure that, as at the time of the distribution, each of us and SunPower holds the assets which it requires to operate, in our case, the Maxeon Business and, in the case of SunPower, the businesses retained by SunPower, and retains or assumes (as applicable) liabilities, including pending and future claims, which primarily relate to such business or such assets (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement).

The Separation and Distribution Agreement provides for when and how such transfers, assumptions and assignments will occur (to the extent that such transfers, assumptions and assignments have not already occurred prior to the parties’ entry into the Separation and Distribution Agreement). The Separation and Distribution Agreement further sets forth the basis on which individual assets and liabilities (or any part thereof), the transfer of which is subject to a third party consent or notification which has not been obtained or if the transfer thereof cannot for regulatory reasons occur by the date on which implementation of the separation occurs in the relevant jurisdiction, will continue to be held by the relevant transferor for the use, benefit or burden of, and at the cost of, the relevant transferee.

Conditions. The Separation and Distribution Agreement also provides that several conditions must be satisfied, or waived by SunPower, subject to SunPower’s obligations under the Investment Agreement, before the spin-off can occur. For further information about these conditions, see “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.”

The Distribution. The Separation and Distribution Agreement governs the rights and obligations of the parties with respect to the distribution and certain actions that must occur prior to the distribution. SunPower will have sole and absolute discretion, but subject to and in accordance with the Investment Agreement, to determine whether, when and on what basis to proceed with all or part of the distribution. On the distribution date, SunPower will distribute to its shareholders that hold SunPower common stock as of the record date all of our issued and outstanding shares on a pro rata basis.

Maxeon Solar Transfer. We and SunPower will effect the internal restructuring and the transfer of assets as contemplated in the Separation and Distribution Agreement. As consideration for the contribution of the assets (including the entities to be transferred pursuant to the internal restructuring), immediately prior to the distribution, we will (i) issue to SunPower a number of our shares equal to (a) the number of SunPower shares outstanding on the record date multiplied by the distribution ratio to be determined by SunPower’s board of directors less (b) the number of shares outstanding immediately prior to such issuance of our shares to SunPower,

(ii) assume liabilities relating to the Maxeon Business or our assets, (iii) cause one of our subsidiaries to issue an intercompany note to SunPower in exchange for certain intangible property, and (iv) distribute to SunPower certain intercompany accounts receivable. Prior to the distribution, we will enter into definitive agreements with respect to the financings contemplated under the Investment Agreement. After the investment is made under the Investment Agreement, we will pay the amount owed to SunPower pursuant to the intercompany note. To the extent any of the foregoing transactions is not tax efficient, we and SunPower will reasonably cooperate to change, reform or otherwise modify such transaction as necessary to achieve greater tax efficiency.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and SunPower, on the other hand, will terminate effective as of completion of the separation, except specified agreements and arrangements that are intended to survive completion of the separation that are either transactional in nature or at arms’ length terms, including the Separation and Distribution Agreement and the Ancillary Agreements.

Representations and Warranties. We and SunPower each provide customary representations and warranties as to our respective capacity to enter into the Separation and Distribution Agreement. Except as expressly set forth in the Separation and Distribution Agreement, Investment Agreement or any Ancillary Agreement, neither we nor SunPower will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as expressly set forth in the Separation and Distribution Agreement and the Ancillary Agreements, all assets will be transferred on an “as is,” “where is” basis.

Indemnification. We and SunPower each agree to indemnify the other and each of the other’s affiliates and past, present, or future directors, officers, agents and employees and each of the heirs, executors, successors and assigns of any of the foregoing against certain liabilities incurred in connection with the spin-off and our and SunPower’s respective businesses. The amount of either SunPower or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives or other amounts actually recovered (including pursuant to any indemnity from a third party).

Release of Claims. We and SunPower each agree to release the other and its affiliates, successors and assigns, and all persons that prior to completion of the spin-off have been the shareholders, directors, officers, agents or employees of the other or its affiliates, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to liabilities arising from (i) the transactions and activities to implement the separation and distribution, and (ii) our respective businesses or liabilities. These releases will be subject to limited exceptions set forth in the Separation and Distribution Agreement.

Management of Certain Litigation Matters. Subject to certain exceptions, we will direct the defense of any litigation or claims that constitute only our liabilities or our assets. SunPower will direct the defense of any litigation or claims that constitute only SunPower liabilities or SunPower assets and certain actions specified at the time of signing the Separation and Distribution Agreement. In the case of any litigation or claim that constitutes only our liabilities or our assets, but SunPower or an affiliate is named as a party thereto, we will use commercially reasonable efforts to have SunPower or such SunPower affiliate removed as a party. In the case of any litigation or claim that constitutes only SunPower liabilities or SunPower assets, but we or an affiliate are named as a party thereto, SunPower will use commercially reasonable efforts to have us or such affiliate removed as a party. We and SunPower will jointly manage (whether as co-defendants or as co-plaintiffs) any litigation or claims that constitute both our liability and a SunPower liability or both our assets and SunPower’s assets.

Dispute Resolution. For any disputes between us and SunPower arising out of the Separation and Distribution Agreement or the Ancillary Agreements, we and SunPower will attempt in good faith to negotiate a resolution of the dispute within 30 days of written notice of such dispute. If we and SunPower are unable to resolve the dispute within 30 days, then the dispute will be referred to and finally resolved by binding arbitration. However, we or SunPower may seek preliminary or injunctive relief from a court without first complying with the dispute resolution procedures if such action is reasonably necessary to avoid irreparable damage.

Term / Termination. Prior to the distribution, SunPower will have the unilateral right to terminate the Separation and Distribution Agreement and all Ancillary Agreements at any time following the termination of the Investment Agreement in accordance with its terms without our approval or consent. The Separation and Distribution Agreement may not be terminated following the completion of the distribution unless the parties mutually agree in writing to terminate it.

Expenses. The Separation and Distribution Agreement generally provides that all pre-separation transaction expenses are to be borne by SunPower, except that we will pay SunPower an amount equal to $25.0 million for reimbursement in respect of a portion of the transaction expenses, which payment will be made 30 days after the distribution date (or if not a business day, the next business day).

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include, without limitation, insurance arrangements, confidentiality, further assurances, treatment of outstanding guarantees and similar credit support, and access to and provision of certain books and records

Tax Matters Agreement

The Company and SunPower will enter into a tax matters agreement under which we and SunPower, respectively, will each be obligated to pay any taxes shown on any return required to be filed by any member of its post-spin group. Each party to the tax matters agreement will also prepare those tax returns that are required to be prepared by members of its respective post-spin group. Both parties indemnify each other under this agreement for any action or inaction that causes the distribution of Company stock to fail to qualify as tax-free to SunPower shareholders. Both parties agree generally to cooperate in preparing and filing tax returns, and will retain and make available tax records to the other party. Contests with taxing authorities are controlled by whichever of the Company or SunPower bears the potential liability for the contested tax. SunPower will control tax contests relating to a failure of the spin-off distribution to qualify as tax-free to SunPower shareholders. Disputes among the parties to the Tax Matters Agreement will be referred to independent tax counsel.

Employee Matters Agreement

On the date of the spin-off, we will enter into an employee matters agreement (the “Employee Matters Agreement”) with SunPower which will set forth our agreements with SunPower regarding the allocation of liabilities and responsibilities with respect to employees, employment matters, compensation, benefit plans, and other related matters in connection with the separation and distribution.

Allocation of Employment Liabilities. The general principle for the allocation of employment-related liabilities will be that (i) we will assume all such liabilities relating to our employees and former employees of the SunPower Group (as defined in the Employee Matters Agreement) who worked wholly or substantially in the Maxeon Business as of the date immediately prior to the termination of their employment (“former Maxeon Solar Technologies employees”) and (ii) SunPower will retain all such liabilities relating to all other current and former employees of the SunPower Group, in each case, regardless of when such liabilities arise.

Terms and Conditions of Maxeon Solar Employees. We will cooperate in good faith with SunPower to identify our employees, and we will indemnify SunPower for any liabilities (including severance) relating to the transfer of employment to Maxeon Solar, the termination of any our employees following the distribution date, and any other liabilities assumed by us under the Employee Matters Agreement. As of the distribution date, we will provide each of our current employees (i) base salary at the same rate as provided immediately prior to the distribution date (ii) cash incentive opportunities no less favorable than those offered to such employee immediately prior to the distribution date, and (iii) benefits under our benefit plans that in the aggregate are no less favorable than those offered to such employee immediately prior to the distribution date, in each case, unless more favorable terms are required under applicable law, a collective bargaining agreement or an employment agreement. Prior to and for a period of twelve months following the distribution date, if it is determined that it is in the mutual best interests of the parties to transfer either an individual classified as a SunPower employee to us, or an individual classified as one of our employees to SunPower, then the parties will use commercially reasonable efforts to ensure that such employees are transferred accordingly, and such subsequently transferring employees will continue to be classified as either SunPower employees or our employees, as applicable, until the date of such transfer.

Employee Benefit and Bonus Plans. As of the distribution date, we will adopt or continue in effect our benefit plans that were in effect prior to the distribution date, including a new equity incentive plan (the “Maxeon Solar Incentive Plan”), which will be adopted prior to the distribution date. We will be responsible for all cash bonus payments to our employees for which the payment date occurs on or after the distribution date and any restricted cash awards granted to one of our employees that is outstanding on the distribution date.

Collective Bargaining Agreements. As of the distribution date, we will retain or assume each collective bargaining agreement covering any of our employees and will assume all liabilities arising under such collective bargaining agreements.

Severance and Unemployment Compensation. As of the distribution date, we will retain or assume all severance and unemployment compensation liabilities relating to our employees or former Maxeon Solar employees, or reimburse SunPower for any such expenses it incurs in connection with the separation.

Incentive Equity Awards. We will adopt the Maxeon Solar Incentive Plan prior to the distribution date. As of the distribution date, outstanding SunPower incentive equity awards, both inside and outside of the United States, will be separated into either (1) adjusted awards over SunPower common stock for those employees who will remain with SunPower, or (2) converted and adjusted awards over our common stock, granted pursuant to the Maxeon Solar Incentive Plan, for those employees who will remain with us following the separation and distribution.

Transition Services Agreement

On the date of the spin-off, we will enter into a transition services agreement (the “Transition Services Agreement”) with SunPower under which we and SunPower will provide and/or make available various administrative services and assets to each other, expected to be a period of one year beginning on the date of the spin-off with an option to extend for up to an additional 180 days by mutual written agreement of us and SunPower. Services to be provided by SunPower to us will include certain services related to finance, accounting, business technology, human resources information systems, human resources, facilities, document management and record retention, relationship and strategy management and module operations, technical and quality support. Services to be provided by us to SunPower will include certain services related to finance, accounting, information technology, human resources information systems, human resources, document management and record retention, supply chain and operational planning and module operations. In consideration for such services, we and SunPower will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services, plus a standard markup, and subject to a 25% increase following an extension of the initial term (unless otherwise mutually agreed to by us and SunPower). The personnel performing services under the Transition Services Agreement will be employees and/or independent contractors of the party providing the service and will not be under the direction or control of the party to whom the service is being provided. Subject to certain exceptions, the liability of each party under the Transition Services

Agreement for the services it provides will generally be limited to the aggregate fees paid or payable to such party in connection with the provision of such services. The Transition Services Agreement also provides that the provider of a service will not be liable to the recipient of such service for any special, indirect, punitive, incidental, or consequential damage, including loss of profits, diminution in value, business interruptions, and claims of customers. The Transition Services Agreement will also contain customary mutual indemnification provisions.

Supply Agreement

On the date of the spin-off, we will enter into a supply agreement (the “Supply Agreement”) with SunPower that reflects arms’ length negotiations. Under the Supply Agreement, SunPower will purchase from us, and we will sell to SunPower, certain designated products for use in residential and commercial solar applications in the Domestic Territory.

The Supply Agreement will have a two-year term, subject to customary early termination provisions triggered by a breach of the other party (with or without the right to cure depending on the breach) and insolvency events affecting the other party. In addition, the parties must attempt to negotiate an extension or replacement of the supply agreement prior to the end of the initial term, but neither party is obligated to agree to any such extension or replacement.

Under the Supply Agreement, SunPower will be required to purchase, and we will be required to supply, certain minimum volumes of products during each calendar quarter of the term. For 2020, the minimum volumes will be specifically enumerated for different types of products, and for each subsequent period, the minimum volumes will be established based on SunPower’s forecasted requirements. The parties will be subject to reciprocal penalties for failing to purchase or supply, as applicable, the minimum product volumes.

The Supply Agreement will also include reciprocal exclusivity provisions that, subject to certain exceptions, will prohibit SunPower from purchasing the products (or competing products) from anyone other than us, and will prohibit us from selling such products to anyone other than SunPower. The exclusivity provisions only relate to products for the Canadian and United States markets (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands). For products designated for installation on a residence or by a third party for the exclusive use of a specific customer, the exclusivity provisions will last for two years (or the entire initial term). For products designated for other applications (including multiple-user, community solar products), the exclusivity provisions will last for one year. The exclusivity provisions will not apply to off-grid applications, certain portable or mobile small-scale applications (including applications where solar cells are integrated into consumer products), or power plant, front-of-the-meter applications where the electricity generated is sold to a utility or other reseller. Additionally, the Supply Agreement will contain reciprocal non-solicitation provisions with respect to certain of each party’s employees, including those employees who have access to certain confidential information.

The purchase price for each product, subject to certain adjustments, will be fixed for 2020 based on the power output (in watts) of the relevant product. For subsequent periods, the purchase price will be set based on a formula and fixed for the covered period, subject to the same adjustments.

Back-to-Back Agreement

Together with certain of SunPower’s affiliated companies, SunPower is party to various supply agreements (collectively, the “Hemlock Agreements”) with Hemlock Semiconductor Operations LLC (f/k/a Hemlock Semiconductor Corporation) and its affiliate, Hemlock Semiconductor, LLC. Under the Separation and Distribution Agreement, SunPower will enter into an agreement (the “Back-to-Back Agreement”) on the distribution date pursuant to which we will effectively receive SunPower’s rights under the Hemlock Agreements (including SunPower’s deposits and advanced payments thereunder) and, in return, we will agree to perform all of SunPower’s existing and future obligations under the Hemlock Agreements (including all take-or-pay obligations). The Back-to-Back Agreement is not intended as a formal assignment or transfer of any Hemlock Agreement (or any portion thereof).

Under the Back-to-Back Agreement, we will agree to indemnify SunPower and its affiliates and its and their past, present, or future directors, officers, agents and employees and each of the heirs, executors, successors and assigns of any of the foregoing for any liabilities arising out of our failure to perform all existing and future obligations under the Hemlock Agreements. If we are obligated to indemnify SunPower under the Back-to-Back Agreement, SunPower will be entitled to set off its damages against any amounts that SunPower or any of its affiliated companies, on the one hand, owe to us or any of our affiliated companies, on the other hand (including, but not limited to, under any of the Ancillary Agreements). In addition, under certain circumstances, we will be required to support our potential indemnification obligations under the Back-to-Back Agreement by providing SunPower with reasonably acceptable financial assurances or collateral to cover SunPower’s estimated market exposure.

The Back-to-Back Agreement is governed by California law. Any litigation arising between us and SunPower in connection with the Back-to-Back Agreement must take place in the state or federal courts of California.

Brand Framework Agreement

On the date of the spin-off, we will enter into a brand framework agreement (the “Brand License Agreement”) with SunPower under which SunPower will assign to us the “MAXEON” trademarks (and corresponding domain names) and the non-U.S. “SUNPOWER” trademarks. SunPower will retain ownership of its SUNPOWER trademarks in the United States. The agreement will include reciprocal licenses. SunPower will exclusively license to us and our affiliates, on a royalty-free basis, the right to use the SUNPOWER trademarks in U.S. territories on hardware or components needed for solar energy system installation and services using solar energy systems. We will non-exclusively license to SunPower and its affiliates the right to use the SUNPOWER trademarks in Canada on the same hardware, components and services. The agreement will restrict each party from selling its SUNPOWER trademarks to a third party unless otherwise agreed by the parties. SunPower will be prohibited from using any SUNPOWER trademarks on solar panels not supplied by us or made by SunPower for a three-year period (contemplated to be January 1, 2022 through December 31, 2024), subject to specified exceptions. If either party intends to stop using the SUNPOWER trademarks (or the MAXEON trademarks for us), then the party must offer to transfer its rights under such trademarks to the other party at no charge. The agreement will continue, with respect to certain market segments, until the third anniversary of the expiration of the segments’ exclusivity period and, with respect to certain other intellectual property rights, unless the parties mutually agree to terminate it.

Cross License Agreement

On the date of the spin-off, we will enter into a cross license agreement (the “Cross License Agreement”) with SunPower under which SunPower will grant to us and our affiliates non-exclusive license to SunPower’s existing intellectual property (and improvements created by SunPower), for a number of purposes, including to operate the manufacturing facilities transferred to us and selling existing Maxeon panels and shingled panels configured for residential, commercial and utility scale applications, existing Maxeon solar cells, certain specialty products and other solar cells or solar module products expected to be manufactured by us as of the date of the agreement (“Maxeon Products”). The agreement will contain certain application-limitations that will apply to our ability to sell the Maxeon Products for two years. The agreement will also provide that we will grant SunPower and its affiliates a non-exclusive license to the intellectual property (excluding trademarks) that has been transferred to us by SunPower for a number of purposes, including to manufacture and sell Maxeon Products in the United States and Canada, for research and development, and commencing on termination of the Supply Agreement between the parties, to sell outside of the United States and Canada shingled panels manufactured at SunPower’s Hillsboro, Oregon facility. The agreement will restrict SunPower, for three years, from licensing to any third party the intellectual property SunPower has licensed to us for purposes of manufacturing the Maxeon Products. The agreement will continue unless the parties mutually agree to terminate it.

Collaboration Agreement

On the date of the spin-off, we will enter into a collaboration agreement (the “Collaboration Agreement”) with SunPower that will provide a framework for the development of Maxeon 7 and any other products that are agreed to by the parties. Each project that will occur under the agreement will be governed by written plans that will be agreed to by the parties. These plans will include agreed-upon budgets, cost allocations and resource responsibilities of the parties and will last a maximum of two years. Both parties will have the sole right to manufacture the products developed under the agreement within the 50 states of the United States, the District of Columbia and Canada (“Collaboration Territory”). We will have the exclusive right to manufacture the products outside of the Collaboration Territory. For a period that will not be longer than two years (“Exclusivity Period”), SunPower will have the exclusive right to sell, and we will have the exclusive right to supply, the developed products in specified markets. For one year after the Exclusivity Period, neither party will be permitted to enter into an exclusive supply relationship with a third party for the developed products within those markets. In addition, after the Exclusivity Period, if either party intends to enter into a supply agreement for any developed products, the other party has a right of first offer or refusal. Any new intellectual property arising from the agreement will be owned by us, subject to a sole license to SunPower within the Collaboration Territory during the Exclusivity Period, and which will become non-exclusive after the Exclusivity Period.

Agreements Between Us and TZS and/or Total in Connection with TZS Investment

Investment Agreement

Under the terms of the Investment Agreement, immediately after the completion of the distribution, TZS will pay us $298.0 million for newly issued Maxeon Solar shares, which shares will represent approximately 28.848% of our shares on a fully diluted basis after giving effect to the spin-off and the investment.

Other Transactions

The Investment Agreement contemplates that the transactions described below will be effected in the order set forth below.

Transfer to Maxeon Solar. Upon the terms and conditions set forth in the Separation and Distribution Agreement, we and SunPower will effect (A) the Internal Transactions steps set forth on Schedule 1.1(a) of the schedules to the Separation and Distribution Agreement and (B) the contribution, assignment, transfer, conveyance and delivery (directly or indirectly) to us or our subsidiaries, as applicable, of assets in exchange for (1) the assumption by us or our subsidiaries, as applicable, of our liabilities, (2) SunPower’s receipt of a number of our shares, (3) a note for $100.0 million due to SunPower issued by one of our subsidiaries and (4) the distribution to SunPower of any intercompany accounts receivable owed by us or any of our subsidiaries to SunPower or any of its subsidiaries.

Organizational Documents of Maxeon Solar. Prior to the effective time of the distribution, and subject and pursuant to the terms and conditions of the Separation and Distribution Agreement, we and SunPower will take all necessary actions so that, as of the effective time of the distribution, the form of constitution attached as an exhibit to the Separation and Distribution Agreement will be our Constitution.

Distribution. Upon the terms and subject to the conditions of the Separation and Distribution Agreement and the Investment Agreement, following the separation and at the effective time of the distribution, SunPower will effect the distribution as contemplated by the Separation and Distribution Agreement.

Representations and Warranties

We and SunPower have made representations and warranties to TZS with respect to the following:

•	organization, authority and subsidiaries;

•	capital structure;

•	no conflicts;

•	SEC reports and financial statements;

•	no undisclosed liabilities;

•	information supplied in this Form 20-F;

•	brokers or finders;

•	taxes;

•	litigation, compliance with laws and permits;

•	absence of certain changes or events;

•	environmental matters;

•	intellectual property;

•	title to properties;

•	real property;

•	material contracts;

•	employee benefits and labor relations;

•	insurance and warranties;

•	liens;

•	no other activities of Maxeon Solar; and

•	Maxeon Solar financing.

TZS has made representations and warranties to us and SunPower with respect to the following:

•	organization and authority;

•	no conflicts;

•	litigation and compliance with laws;

•	brokers or finders;

•	no competing business;

•	acquisition for investment;

•	no investment company (within the meaning of the Investment Company Act of 1940);

•	ownership of stock;

•	sufficient funds; and

•	access to information.

Total has also made a limited number of representations generally regarding corporate power and authority to enter into the Investment Agreement.

Many of the representations and warranties contained in the Investment Agreement are subject to a “material adverse effect” standard, knowledge qualifications, or both, and, subject to limited exceptions, none of the representations and warranties will survive the effective time of the investment. The Investment Agreement does not contain any post-closing indemnification obligations with respect to these matters.

A material adverse effect is defined as any event, effect, change, circumstance or development that, individually or in the aggregate with other such events, effects, changes, circumstances or developments, has or would reasonably be expected to have, a material adverse effect on, (i) with respect to any of TZS, SunPower or us, the ability of such person to consummate any of the transactions contemplated by the Investment Agreement, or (ii) with respect to us, the business, financial condition, operations, result of operations, properties, assets or liabilities of us and our subsidiaries, taken as a whole, or the Maxeon Business (including prior to the distribution, the businesses and operations engaged in by SunPower and its subsidiaries that constitute the Maxeon Business, taken as a whole), other than, in the case of clause (ii), any event, effect, change, circumstance or development:

•	resulting from changes after the date of the Investment Agreement affecting general economic or political conditions in the jurisdictions in which the Maxeon Business operates;

•	resulting from changes after the date of the Investment Agreement generally affecting any of the markets, businesses, or industries in which the Maxeon Business operates;

•

resulting from any action of us or SunPower or any of our or SunPower’s subsidiaries, in each case, taken after the date of the Investment Agreement that is expressly required by the Investment Agreement or taken after the date of the Investment Agreement with the express prior written consent of TZS;

•	resulting from the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting the jurisdictions in which the Maxeon Business operates;

•	resulting from changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index);

•

resulting from any failure by us to meet any internal or public projection, budget, forecast, estimate or expectation in respect of our revenues, earnings or other financial or operating performance metrics for any period (but not the underlying causes of such failure, unless such causes would be excepted by operation of the above or below bullets);

•	resulting from changes, after the date of the Investment Agreement, in GAAP or the accounting rules and regulations of the SEC;

•	resulting from changes, after the date of the Investment Agreement, in applicable laws, including as to taxes; or

•

resulting from the announcement of the execution of the Investment Agreement (provided that this exception does not apply with respect to any representation or warranty contained in the Investment Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the announcement of the execution of the Investment Agreement, including the representation and warranty with respect to no conflicts or any matter expressly set forth in the Separation and Distribution Agreement or any Ancillary Agreement thereto (but not including any changes to the extent resulting from any delay of the distribution)).

However, in the case of all bullet points above except for the third and ninth bullet points above, any such events, effects, changes, circumstances or developments set forth in the foregoing clauses will be taken into account in determining whether a “material adverse effect” has occurred or would reasonably be expected to occur if and to the extent any such events, effects, changes, circumstances or developments, individually or in the aggregate, have a materially disproportionate impact on us and our subsidiaries, taken as a whole, or the Maxeon

Business (or, as may be applicable, the businesses and operations engaged in by SunPower and its subsidiaries that constitute the Maxeon Business), taken as a whole, relative to the other participants in the industries in which we operate.

Covenants

Each party to the Investment Agreement and, in certain cases, Total, has undertaken certain covenants in the Investment Agreement, and the following summarizes the more significant of these covenants:

Interim Covenants. In general, except as required by applicable law or expressly permitted by the Investment Agreement, we and SunPower are required to conduct our business in the ordinary course and use commercially reasonable efforts to maintain our material rights, licenses and permits, keep available the services of key employees and preserve our relationships with customers and others having business dealings with us. Each of us and SunPower has agreed to specific restrictions with respect to us, our subsidiaries and the Maxeon Business, subject to certain exceptions, including as required or expressly permitted or contemplated by the Investment Agreement, the Shareholders Agreement or the Registration Rights Agreement relating to, among other things, the following:

•	amend the organizational documents of Maxeon Solar or any of our subsidiaries;

•

sell, transfer, lease, sublease, license, covenant not to sue with respect to, abandon, cancel, permit to lapse or expire, pledge, dispose of, grant or subject to any liens on any material property or assets of the Maxeon Business (other than in the ordinary course of business consistent with past practice and not requiring the approval of the SunPower Board or in transactions solely among us and our wholly owned subsidiaries);

•	declare or pay any dividend (other than dividends from one of our subsidiaries to us or to another of our wholly owned subsidiaries);

•

issue any shares or any options or other securities exchangeable into or convertible or exercisable for any capital stock of us or a subsidiary, in each case, other than in connection with the settlement of any equity awards that were issued prior to the effective time of the distribution, the issuance or settlement of any equity awards issued in the conversion of equity awards in connection with the separation between the Maxeon Business and SunPower’s remaining business, or the issuance of any equity awards related to any newly hired or promoted senior management employees;

•

acquire or make any capital contribution or investment in any company (other than a wholly owned subsidiary), or acquire any assets, other than a transaction which does not require the approval of the SunPower Board, provided, that all such contributions, investments or acquisitions will not exceed $25,000,000 in the aggregate;

•

incur any indebtedness other than borrowings under our or our subsidiaries’ existing credit facilities, any transactions among us and our wholly owned subsidiaries, guarantees of indebtedness of any of our wholly owned subsidiaries by us or vice versa, or certain indebtedness incurred to replace or refinance (on terms no less favorable to us) any of our or our wholly owned subsidiaries’ existing indebtedness;

•	engage in any new line of business material to the Maxeon Business (taken as a whole);

•	fail to maintain sufficient working capital required to operate the Maxeon Business in the ordinary course of business consistent with past practice;

•	amend in a material way any of the transaction agreements related to the spin-off other than an “approved modification” (as defined therein);

•

(i) hire any employee whose annual base salary exceeds $500,000 and who is employed at the executive vice president level or above (a “senior executive”), (ii) materially increase benefits payable to employees under any existing severance or termination pay policies, (iii) establish, adopt or materially amend any CBA, pension, retirement or deferred compensation arrangement or (iv) increase compensation payable to any senior executive, except, in the case of clauses (ii) through (iv), for any such action which is (a) in the ordinary course of business, (b) as may be required by applicable laws or pursuant to any benefit plan, or (c) consistent with actions taken for similarly situated employees of the remaining SunPower business;

•	make any material changes in financial or tax accounting methods other than as may be required by a change in GAAP or applicable law;

•

make or change any material election concerning taxes, file an amended tax return, enter into a closing agreement with respect to taxes, settle a material tax claim or surrender any right to claim a tax refund or obtain a tax ruling;

•	adopt a plan to completely or partially liquidate, dissolve, restructure or otherwise reorganize;

•

pay, discharge, settle or satisfy any claims, liabilities or obligations, other than as reserved against in our financial statements or incurred since the date of our financial statements in the ordinary course of business consistent with past practice;

•

enter into a material contract that restricts us or any of our subsidiaries from engaging in any line of business in any geographic area, requires approval of the SunPower Board or requires a third party consent in order to remain in full force and effect following closing of the investment or modify or terminate any material contract to which we are a party;

•	settle any material actions;

•	enter into, or waive any rights under, any contract between us and SunPower that will survive past the distribution; or

•	authorize or agree to take any of the foregoing actions.

In addition, we and SunPower must have, prior to the closing of the investment, provided to TZS (a) on or prior to November 15, 2019, the consolidated audited balance sheets of the Maxeon Business at December 30, 2018, and the related consolidated audited statements of income and the related consolidated audited statements of cash flow, in each case, for the fiscal year ended December 30, 2018, in each case, to be included in the initial filing of the Form 20-F and (b) monthly and quarterly unaudited flash reports for the Maxeon Business in the forms attached as schedules to the Investment Agreement.

Separation Committee Covenant. Pursuant to the Investment Agreement, the parties to the Investment Agreement and Total will form an eight-member separation committee that is comprised of two individuals designated by each of us, SunPower, TZS and Total as their representatives, to discuss the progress of, and matters relating to, the transactions contemplated by the Investment Agreement and the Separation and Distribution Agreement.

To the extent we and/or SunPower wish to modify any of the schedules to (A) the Separation and Distribution Agreement, or (B) the Transition Services Agreement, subject to certain exceptions, any such modifications must be approved by a majority vote of the members of the separation committee (excluding the members of the separation committee designated by the party proposing such modification and the members designated by Total).

Reasonable Best Efforts Regarding Consents and Approvals

Under the Investment Agreement, each party to the Investment Agreement, and Total where required by applicable foreign antitrust laws, has agreed to use its reasonable best efforts to consummate the transactions contemplated by the Investment Agreement, the Separation and Distribution Agreement and the Ancillary Agreements to which it is a party, including:

•

preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; and

•

obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by Investment Agreement, the Separation and Distribution Agreement and the other Ancillary Agreements to which it is a party.

Each party to the Investment Agreement and Total have also agreed to:

•	make or cause to be made an appropriate filing or filings pursuant to any foreign antitrust law with respect to the transactions contemplated hereby as promptly as practicable; and

•

supply as promptly as practicable any additional information and documentary material that may be requested pursuant to any foreign antitrust law and use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under any foreign antitrust law, as applicable, as soon as practicable.

Further, each party to the Investment Agreement, and Total where required by applicable foreign antitrust laws, have agreed that it will use reasonable best efforts to (i) cooperate with each other party and Total (as applicable) in connection with any filing or submission with a governmental authority in connection with the transactions contemplated by the Investment Agreement and in connection with any investigation or other inquiry by or before a governmental authority relating to the transactions contemplated by the Investment Agreement, including any proceeding initiated by a private party, and (ii) keep the other parties to the Investment Agreement and Total (as applicable) informed in all material respects of any material communication received by such party to the Investment Agreement or Total from, or given by such Party or Total to, any governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Investment Agreement. Subject to applicable law relating to the exchange of information, each party to the Investment Agreement and Total will have the right (A) to review in advance, and to the extent practicable each other party to the Investment Agreement and Total will consult with the other parties to the Investment Agreement and Total on, any filing made with, or written materials submitted to, any third party and/or any governmental authority in connection with the transactions contemplated by the Investment Agreement and (B) to participate in any material meeting or discussion, either in person or by telephone, with any governmental authority in connection with the transactions contemplated by the Investment Agreement to the extent reasonably practicable and to the extent not prohibited by such governmental authority.

Each party to the Investment Agreement, and Total where applicable, has agreed to use its reasonable best efforts to resolve such objections, if any, as may be asserted by a governmental authority or other person with respect to the transactions contemplated by the Investment Agreement. Notwithstanding the above, no party to the Investment Agreement or Total or any of their respective subsidiaries will be required to take any action or enter into any settlement or other agreement or binding arrangement that limits such party’s or Total’s freedom of action with respect to or that requires such party or Total to sell, hold separate or otherwise dispose of or restrict access to any businesses, product lines, assets or properties of us, SunPower, TZS, Total or any of their subsidiaries including the capital stock of any such subsidiary.

In addition, TZS has agreed to:

•	make all appropriate filings required in connection with the PRC approvals (except for the foreign exchange filing with the relevant bank authorized by the State Administration of Foreign Exchange of

the PRC) as promptly as practicable within the applicable period required by applicable law and in any event within 30 business days of the date of the Investment Agreement and, with respect to the foreign exchange filing with the relevant bank authorized by the State Administration of Foreign Exchange of the PRC (if required), make all appropriate filings with such bank as promptly as practicable after obtaining the approvals of the National Development and Reform Commission of the PRC or its competent local counterparts and the Ministry of Commerce of the PRC or its competent local counterparts for the PRC overseas direct investment by TZS as contemplated by the Investment Agreement, and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to applicable law of the PRC in connection with the PRC approvals;

•

use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the PRC approvals as soon as practicable, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as any PRC governmental authority or person may assert under any applicable laws of the PRC or order of a PRC governmental authority with respect to the PRC approvals; and

•	keep us, SunPower and Total reasonably informed on a timely basis and in reasonable detail of the status of the PRC approvals.

Finally, each of the parties to the Investment Agreement and Total have agreed to cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental authority not contemplated by the Investment Agreement is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by the Investment Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. To the extent required by applicable law, we and SunPower have agreed to use reasonable best efforts to (and will cause any of our applicable subsidiaries to) inform, consult or more generally involve any relevant employee representative bodies, in connection with the transactions contemplated by the Investment Agreement and the Separation and Distribution Agreement, and will provide TZS and Total with copies of any material employee representative information documents, opinions, decisions or similar relevant justification documents provided to such relevant employee representative bodies in connection therewith to the extent permitted by applicable law.

Waiver from the Application of the Singapore Code on Take-overs and Mergers.

Pursuant to the Investment Agreement, we and SunPower agreed to use commercially reasonable efforts to obtain a waiver from the Securities Industry Council of Singapore with respect to the applicability of the Singapore Code on Take-overs and Mergers to us in all cases except in the case of a tender offer (within the meaning of the Exchange Act) where a Tier 1 Exemption is available and the offeror relies on the Tier 1 Exemption to avoid full compliance with the tender offer rules promulgated under the Exchange Act (a “General Waiver”), including by furnishing such information and/or providing such confirmations as may be reasonably requested or required to obtain such General Waiver. Each of Total and TZS also agreed to provide all timely cooperation reasonably requested by us and SunPower in connection with obtaining such General Waiver, as applicable, including by furnishing such information and/or providing such confirmations as may be reasonably requested or required to obtain such General Waiver, as applicable.

The Investment Agreement provides that, in the event that it becomes reasonably apparent that the General Waiver will not be granted prior to the date of the distribution and, based on the advice of counsel, the parties to the Investment Agreement and Total reasonably determine that the distribution and/or the TZS investment for the acquisition of our newly issued shares is expected to trigger the mandatory general offer provisions under Rule 14 of the Singapore Code on Take-overs and Mergers, the parties to the Investment Agreement and Total must use commercially reasonable efforts to obtain ruling(s) from the Securities Industry Council of Singapore such that a mandatory general offer under the provisions of Rule 14 of the Singapore Code on Take-overs and Mergers will not be triggered as a result of the distribution and/or investment, as applicable, or, if the ruling is that a mandatory general offer under the provisions under Rule 14 of the Singapore Code on Take-overs and Mergers is triggered, a waiver from such mandatory general offer.

We received the General Waiver from the Securities Industry Council of Singapore on January 30, 2020. In connection with receipt of the waiver, the SunPower Board submitted to the Securities Industry Council of Singapore a written confirmation to the effect that it is in the interests of SunPower shareholders who will become holders of Maxeon Solar shares as a result of the spin-off that a waiver of the provisions of the Singapore Code on Take-overs and Mergers is obtained.

Non-Competition

Pursuant to the Investment Agreement, TZS and Total have agreed for a period of three years after the closing of the investment or, if earlier, such time that such person no longer owns at least 10% of our common stock and no longer has any board representation rights on the Maxeon Solar Board, subject to certain exceptions, not to conduct, participate or engage in, or bid for or otherwise pursue any business that conducts, participates or engages in, or bids for or otherwise pursues a business that is engaged in high-efficiency n-type solar cells (including research and development or manufacturing activities relating thereto).

In addition, pursuant to the Investment Agreement, TZS and Total have agreed, for a period of ten years after the closing of the investment or, if earlier, until the end of a five-year period beginning on such date that such person no longer owns at least 10% of our common stock and no longer has any board representation rights on the Maxeon Solar Board, subject to certain exceptions, not to conduct, participate or engage in, or bid for or otherwise pursue any business that conducts, participates or engages in, or bids for or otherwise pursues a business that is engaged in interdigitated back contact solar cells (including research and development or manufacturing activities relating thereto).

Non-Solicitation

Pursuant to the Investment Agreement, for a period of three years after the closing of the investment, subject to certain exceptions, TZS will not, and will direct its affiliates and any of its employees, officers and directors acting at TZS’s direction not to solicit for employment or hire any member of senior management employed by SunPower or its affiliates or otherwise induce any such individual to terminate his or her employment by SunPower or its affiliates, or take any action aimed at causing any customer or potential customer or partner of us, SunPower or the Maxeon Business to sever its business relationship with us, SunPower or the Maxeon Business, as applicable.

In addition, pursuant to the Investment Agreement, for a period of three years after the closing of the investment, subject to certain exceptions, each of us and SunPower will not, and will direct our respective affiliates and any of our respective employees, officers and directors acting at our or SunPower’s direction (as applicable) not to, take any action aimed at causing any customer or potential customer or partner of TZS to sever its business relationship with TZS or its affiliates.

Financing; Closing Debt; Closing Cash.

Debt Financing Efforts. The Investment Agreement provides that we and SunPower will use our reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain debt financing including using reasonable best efforts to negotiate and enter into definitive agreements with respect to the debt financing on terms and conditions that are acceptable to the debt financing sources and which are the best terms and conditions then available to us, which terms will, in any event, be no less favorable to us than the acceptable financing terms agreed to in the

Investment Agreement, and satisfy, or cause to be satisfied (or, if deemed advisable by SunPower, seek the waiver of), on a timely basis all conditions precedent to the utilization of the debt financing that are required to be satisfied by us, SunPower and our respective subsidiaries. We and SunPower will keep TZS informed on a reasonably current basis in reasonable detail of the status of our and SunPower’s efforts to arrange the debt financing and will provide copies of all documents related to the debt financing to TZS.

If any portion of the debt financing becomes, or would reasonably be expected to become, unavailable, we and SunPower will as promptly as practicable following the occurrence of such event (i) notify TZS (and in any event within two business days), (ii) use our and SunPower’s reasonable best efforts to arrange to obtain alternative debt financing from internationally recognized financing sources to be funded at the closing in an amount sufficient to replace any unavailable portion of the debt financing on the best terms and conditions then available to us, which terms will be no less favorable to us than the acceptable financing terms agreed to in the Investment Agreement, and (iii) keep TZS informed, on a reasonably current basis, of the status of our and SunPower’s efforts to arrange the replacement financing, including the terms and conditions of any proposed replacement financing, and we and SunPower will promptly provide copies of all material documents relating to the replacement financing to TZS.

Additional Financing. The Investment Agreement also provides that we and SunPower will use our reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain financing in the form of a revolving credit facility of not less than $100.0 million available to be drawn by us immediately after closing of the investment on terms reasonably satisfactory to TZS, the SunPower Board and us, including using our reasonable best efforts to, (A) as promptly as possible negotiate and enter into definitive agreements with respect to the additional financing and (ii) at or prior to the distribution, satisfy, or cause to be satisfied (or, if deemed advisable by SunPower, seek the waiver of), on a timely basis all conditions precedent to the utilization of the additional financing that are required to be satisfied by us, SunPower and our respective subsidiaries. We and SunPower will keep TZS informed on a reasonably current basis in reasonable detail of the status of our and SunPower’s efforts to arrange the additional financing and will provide copies of all documents related to the additional financing to TZS. If any portion of the additional financing becomes, or would reasonably be expected to become, unavailable on the terms and conditions contemplated by the definitive agreements with respect thereto, we and SunPower will promptly notify TZS.

Financing Cooperation. Each of TZS, Total and SunPower agree to jointly pursue all timely cooperation reasonably requested by us and SunPower in connection with the arrangement of the debt financing and the additional financing. Under the terms of the Investment Agreement, neither TZS nor Total has any obligation to provide any financial information in a format not customarily prepared by TZS or Total, as applicable, or to provide any non-public, confidential or proprietary information or to execute any document in connection with the arrangement of the debt financing or the additional financing, and neither TZS nor Total has any obligation to expend out-of-pocket money in connection with the arrangement of the debt financing or additional financing.

Closing Debt Amount; Closing Cash Amount. The Investment Agreement contemplates that we and SunPower will take such actions as are reasonably necessary to ensure that we will have no more than $138.0 million in financial debt and no less than $50.0 million in available cash (as defined in the Investment Agreement) immediately prior to the investment. Our financial debt and available cash is subject to post-closing adjustment payment to or from SunPower in the event of any underage or overage, as applicable, of the target amounts set forth in the immediately preceding sentence.

Financial Statements Remedies. In the event that the net aggregated impact on changes of pro forma balance sheet reflects a decrease in net assets of more than $10.0 million but less than $50.0 million, then the amount of cash that we will be obligated to have immediately prior to the investment will increase by an amount equal to the absolute value of such decrease in excess of $10.0 million.

In the event that the net aggregated impact on changes of pro forma balance sheet reflects an increase in net assets of more than $10.0 million, then an amount of specific assets, and/or receivables due to SunPower from us and/or any of our other assets (which are not critical to the operation of the Maxeon Business) will be reallocated to SunPower before the distribution in an amount equal to the amount of such increase in excess of $10.0 million, but such amount not to exceed $50.0 million (with such reallocation to be mutually agreed in good faith by the parties to the Investment Agreement prior to the distribution).

If we and SunPower reasonably determine that the net aggregated impact on changes of pro forma balance sheet is reasonably likely to exceed $50.0 million when the Form 20-F is declared effective by the SEC, then (A) we and SunPower will promptly notify TZS, and (B) for a period of 45 days the parties to the Investment Agreement will discuss in good faith potential amendments to the Investment Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Separation and Distribution Agreement and the Ancillary Agreements to remediate such event, provided, that no party to the Investment Agreement will be obligated to agree to any such amendment.

The net aggregated impact on changes of pro forma balance sheet is the aggregate of:

•

the difference between $26.0 million and the amount of the payment obligation in respect of the acquisition of AUO SunPower Sdn. Bhd reflected in the Effective SpinCo 2018 Pro Forma Balance Sheet (as defined in the Investment Agreement), expressed as a positive or negative number;

•

the collective amount of (A) any new liability item in the Effective SpinCo 2018 Pro Forma Balance Sheet that is not reflected in the October 29 Pro Forma Balance Sheet (as defined in the Investment Agreement), and (B) any increase in any liability item reflected in the October 29 Pro Forma Balance Sheet (which, in the case of clause (A) or clause (B), may trigger net cash outflow after the distribution date), but in any case excluding (1) any liability associated with the purchase commitments for the procurement of poly silicon in existence prior to December 30, 2018, or (2) any liability associated with the agreement regarding the Hemlock Agreements to be entered into between us and SunPower at the time of the distribution reflected in the Effective SpinCo 2018 Pro Forma Balance Sheet, expressed as a negative number; and

•

the value of the certain specified assets set forth on Section 4.2(d)(iii) of the disclosure schedule to the Investment Agreement reflected in the Effective SpinCo 2018 Pro Forma Balance Sheet and the value of the same certain specified assets reflected in the October 29 Pro Forma Balance Sheet, expressed as a positive or negative number.

No Solicitations of Transactions

Under the terms of the Investment Agreement, we and SunPower have agreed that we and SunPower will not, and will cause our respective subsidiaries and each of our respective affiliates, directors, officers, employees, representatives and agents not to, in each case, directly or indirectly:

•

solicit, initiate or knowingly facilitate or encourage any inquiry with respect to or the making of any proposal or offer (including any proposal or offer to SunPower’s stockholders) that constitutes, or could reasonably be expected to lead to, an alternative transaction;

•	enter into, engage in, initiate or otherwise participate in discussions or negotiations with any person or group of persons regarding an alternative transaction;

•

provide or furnish, or cause to be provided or furnished, to any person or group of persons, any non-public information concerning the business, operations, properties or assets of the Maxeon Business, SunPower, Maxeon Solar or any of our respective subsidiaries in connection with an alternative transaction;

•

agree to, approve, endorse, recommend or consummate any alternative transaction or enter into any letter of intent, memorandum of understanding or other agreement contemplating or otherwise relating to any alternative transaction;

•

to the extent related to a potential alternative transaction, grant any waiver, amendment or release under any standstill or similar agreement or takeover statute (and we and SunPower will promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such standstill or similar agreement or takeover statute);

•	otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing; or

•	authorize or permit any of our respective subsidiaries, affiliates or directors, officers, employees, representatives and agents to take any action set forth in the above bullets.

In addition, we and SunPower will, and will cause our respective controlled affiliates, subsidiaries, directors, officers, employees, representatives and agents to, immediately cease and terminate on the date of the Investment Agreement all existing discussions or negotiations with any persons conducted theretofore with respect to an alternative transaction.

An alternative transaction is any transaction:

•

involving a merger, consolidation, business combination, exchange or tender offer, binding share exchange, joint venture, dissolution, scheme of arrangement or similar transaction involving us or the Maxeon Business;

•	to acquire, in any manner, more than 20% of the shares or equity interests or other ownership interests or voting power of us;

•

to acquire in any manner (including the acquisition of stock in any of our subsidiaries), directly or indirectly, the assets or business of Maxeon Solar, our subsidiaries or the Maxeon Business, constituting more than 20% of the consolidated assets of the Maxeon Business or to which more than 20% of the consolidated revenues or net income of the Maxeon Business are attributable; or

•

to acquire, in any manner (including any merger, consolidation, exchange or tender offer or similar transaction), more than 50% of the shares or equity interests or other ownership interests or voting power of SunPower.

However, a transaction to acquire, in any manner, 50% or less than 50% of the shares or equity interests or other ownership interests or voting power of SunPower will not constitute an alternative transaction.

Additionally, SunPower is obligated to provide oral and written notice to TZS promptly (and in any event within 48 hours after having knowledge) of any alternative transaction proposal, the material terms and conditions thereof, and the identity of the person(s) making any such alternative transaction proposal. In addition, SunPower is obligated to keep TZS reasonably informed on a reasonably prompt basis (and in any event within 48 hours) of any material changes, developments, discussions or negotiations regarding any alternative transaction proposal and of any material changes in the status and terms of any alternative transaction proposal. We and SunPower have also agreed that none of we, SunPower, or any of our respective affiliates or subsidiaries will enter into any confidentiality agreement or any other contract with any person which prohibits us or SunPower from providing any information to TZS pursuant to the above.

Notwithstanding the foregoing, if at any time prior to the date that this Form 20-F had been declared effective by the SEC, SunPower or any of its representatives receives an unsolicited, written bona fide proposal or offer for a parent transaction which proposal or offer did not result from any breach of the no-solicitation of transaction obligations, SunPower and its representatives may contact the person(s) making such proposal for a parent transaction to clarify the terms and conditions thereof, and if the SunPower Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such proposal for a parent transaction constitutes or could reasonably be expected to result in a superior proposal, then SunPower and its representatives may furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to SunPower and its subsidiaries and its and their businesses to the person(s) who made such proposal for a parent transaction (provided that SunPower concurrently provides to TZS any written non-public information concerning us or any of our subsidiaries or the Maxeon Business that was not previously provided to TZS) and, subject to compliance with certain requirements to notify and provide relevant information to TZS, SunPower and its representatives may engage in or otherwise participate in discussions or negotiations with such person(s) or group of persons making such proposal or offer for a parent transaction.

A parent transaction is any alternative transaction involving any transaction to acquire, in any manner (including any merger, consolidation, exchange or tender offer or similar transaction), more than 50% of the shares or equity interests or other ownership interests or voting power of SunPower.

Pursuant to the Investment Agreement, neither the SunPower Board nor any committee thereof may (1) make any recommendation or public statement in connection with any alternative transaction, (2) if a tender offer or exchange offer that constitutes an alternative transaction is commenced, fail to recommend against the acceptance by SunPower’s stockholders of such tender offer or exchange offer (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance by SunPower’s stockholders of such tender offer or exchange offer, which disclosure will constitute a failure to recommend against the acceptance by SunPower’s stockholders of such tender offer or exchange offer) within 10 business days after the commencement of such tender offer or exchange offer (provided that a customary “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act will not be prohibited), or (3) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to SunPower’s stockholders an alternative transaction.

In addition, pursuant to the Investment Agreement, neither the SunPower Board nor any committee thereof may authorize, cause or permit us, SunPower or any of our subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement with respect to any alternative transaction (other than an acceptable confidentiality agreement entered into in compliance with the above).

However, prior to the date that this Form 20-F had been declared effective by the SEC, the SunPower Board may, in response to an unsolicited, written bona fide parent transaction proposal, which proposal did not result from any breach of the above, (A) make a recommendation or public statement with respect to such parent transaction, or (B) authorize SunPower to terminate the Investment Agreement in order to concurrently enter into an acquisition agreement providing for such parent transaction if, in either case, the SunPower Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the SunPower Board under applicable law and such parent transaction proposal constitutes a superior proposal, but only if each of the following conditions are satisfied:

•	SunPower has otherwise complied with the no-solicitation of transaction obligations described above;

•

SunPower provides TZS with at least three business days’ prior written notice advising TZS that SunPower has received a superior proposal, specifying the material terms and conditions of such superior proposal, identifying the person(s) making such superior proposal and indicating that the SunPower Board intends to make a recommendation or public statement with respect to such superior proposal or authorize SunPower to terminate the Investment Agreement in accordance with the applicable provisions of the Investment Agreement;

•

if TZS requests, SunPower has negotiated in good faith with TZS (and with Total to the extent Total desires to do so) to make such adjustments in the terms and conditions of the Investment Agreement and the Separation and Distribution Agreement and Ancillary Agreements (as applicable) such that it would cause such parent transaction to no longer constitute a superior proposal;

•

following the end of the notice period described in the second bullet point above, the SunPower Board has considered in good faith and taken into account any changes to the Investment Agreement and the Separation and Distribution Agreement and Ancillary Agreements (as applicable) proposed by TZS in response to the notice of the superior proposal or otherwise, and has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such parent transaction proposal continues to constitute a superior proposal; and

•

in the event of any modification to the material terms or conditions of the proposal that was determined to be a superior proposal, SunPower has delivered a new notice of at least one business day’s prior written notice to TZS advising TZS of the matters set out in the second bullet point above and has again complied with the requirements above.

Nothing contained in the Investment Agreement prohibits SunPower or the SunPower Board from (1) complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or (2) making any disclosure to SunPower’s stockholders if the SunPower Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably likely be inconsistent with its obligations under applicable law.

A superior proposal means a bona fide written parent transaction proposal (that was not obtained in violation of the no-solicitation obligations described above) that the SunPower Board determines in good faith, after consultation with outside legal counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all financial, legal, regulatory and other aspects of such parent transaction, including all conditions contained therein, and that the SunPower Board determines in good faith, after consultation with outside legal counsel and its financial advisor (taking into account any changes to the Investment Agreement and the Separation and Distribution Agreement or any Ancillary Agreement thereto proposed by TZS in response to a parent transaction proposal), is more favorable to the stockholders of SunPower than the transactions contemplated by the Investment Agreement and the Separation and Distribution Agreement and Ancillary Agreement thereto from a financial point of view.

Other Covenants

The Investment Agreement contains other covenants customary of a transaction of this nature, including covenants regarding:

•	public announcements;

•	access to information;

•	fees and expenses;

•	notification of changes;

•	the obligations under the Separation and Distribution Agreement;

•	the Shareholders Agreement and Registration Rights Agreement;

•	listing on the NASDAQ Stock Market;

•	the solvency opinion; and

•	preparation of this Form 20-F.

Conditions to Closing

The respective obligations of each of us, SunPower and TZS to close the transaction contemplated by the Investment Agreement are subject to the satisfaction on or prior to the closing date (or waiver on or prior to the closing date to the extent permitted by applicable law) of the following conditions:

•	there is no law, order or injunction or restraint relating to the transaction having the effect of making the transaction illegal;

•

there is no pending governmental action relating to the transaction seeking, and which is reasonably likely to result in, the granting of an injunction having the effect of making the transaction illegal;

•	all required PRC approvals have been received;

•

all notifications and filings required under foreign antitrust laws to be made prior to the closing date have been made and all consents and approvals required under applicable laws to be obtained prior to the closing date have been obtained and all waiting periods applicable to the investment under foreign antitrust laws have expired or been terminated, other than those which would not reasonably be expected to have a material adverse effect on us, SunPower and its subsidiaries, TZS or Total;

•	this Form 20-F has been declared effective by the SEC and copies have been mailed to record holders;

•	our shares have been approved for listing on the NASDAQ Stock Market;

•

the SunPower Board has received one or more opinions from an independent valuation firm confirming the solvency and financial viability of each of us and SunPower immediately after the consummation of the distribution in a form acceptable to SunPower;

•

the escrow agreement and each of the separation transaction agreements contemplated to be in effect at such time are in effect and the obligations required thereunder by each party thereto have been performed, and the Shareholders Agreement and the Registration Rights Agreement have been executed and shall become effective immediately upon closing of the investment;

•	the Internal Transactions, the separation and the distribution have been completed on the terms and conditions set forth in the Separation and Distribution Agreement;

•	our incorporation and conversion from a private company to a public company under the laws of Singapore have been completed;

•	all necessary filings under U.S. or foreign securities laws have been completed;

•	all required government approvals have been received;

•

definitive agreements with respect to the debt financing have been entered into, and evidence of the satisfaction or waiver of all conditions precedent to the utilization of such debt financing and evidence that the debt financing has not been utilized have been delivered to TZS;

•

either (i) definitive agreements with respect to the additional financing have been entered into, and evidence of the satisfaction or waiver of all conditions precedent to the utilization of such additional financing and evidence that the additional financing has not been utilized have been delivered to TZS, or (ii) the alternative working capital arrangements and supply agreement contemplated by the Investment Agreement have been put into place;

•	any consultation with relevant employee representation bodies has been completed; and

•

if applicable, a waiver or ruling from the Singapore Securities Industry Council with respect to the applicability of the mandatory general offer provisions under the Singapore Code on Take-overs and Mergers to the investment and/or distribution (as applicable) has been received.

The obligations of TZS to close the investment are subject to the satisfaction on or prior to the closing date (or waiver on or prior to the closing date to the extent permitted by applicable law) of the following conditions:

•

certain fundamental representations and warranties of us and SunPower were true as of the signing of the Investment Agreement and will be true as of the closing of the investment (unless another time is specified) in all respects;

•

all other representations and warranties of us and SunPower were true as of the signing of the Investment Agreement and will be true as of the closing of the investment (unless another time is specified), except as has not had and would not have a material adverse effect on us;

•	we and SunPower will have complied with our obligations under the Investment Agreement in all material respects;

•	there has been no material adverse effect on us;

•	SunPower and we will have delivered to TZS officers certificates certifying the satisfaction of the conditions in the four bullets above; and

•	we will have no more than $138.0 million of financial indebtedness and no less than $50.0 million in available cash after the spin-off.

The obligations of us and SunPower to close the investment are subject to the satisfaction on or prior to the closing date (or waiver on or prior to the closing date to the extent permitted by applicable law) of, among other things, the following conditions:

•	certain fundamental representations and warranties of TZS were true as of the signing date and will be true as of the closing of the investment (unless another time is specified) in all respects;

•

all other representations and warranties of TZS were true as of the signing and will be true as of the closing of the investment (unless another time is specified), except as has not had and would not reasonably be expected to have a material adverse effect on TZS;

•	TZS will have complied with its obligations under the Investment Agreement in all material respects;

•	TZS will have delivered to SunPower and us an officers certificate certifying the satisfaction of the conditions in the three bullets above; and

•	TZS will have delivered the tax representation letter regarding certain business and structuring criteria for the investment.

Termination; Termination Fees

Termination. The Investment Agreement may be terminated by either SunPower or TZS at any time prior to the closing date:

•	by the mutual written consent of SunPower and TZS;

•	by either SunPower or TZS:

•

if the closing of the investment has not occurred on or before August 8, 2020 (the “termination date”) (provided, that the termination date will be extended by 45 days if the parties to the Investment Agreement engage in good faith discussions regarding potential amendments to the Investment Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Separation and Distribution Agreement and the other Ancillary Agreements thereto to remediate in the event that we and SunPower reasonably determine that the aggregate of the variation from certain items reflected in the Effective SpinCo 2018 Pro Forma Balance Sheet is reasonably likely to exceed $50,000,000 when this Form 20-F is declared effective by the SEC, and provided, further that if, on August 8, 2020 (or September 22, 2020 if the termination date has been extended pursuant to the first portion of this parenthetical), the parties to the Investment Agreement have not obtained all necessary foreign antitrust approvals and no event has occurred that has resulted, or could reasonably be expected to result, in any other closing condition set forth in the Investment Agreement not being satisfied, then the termination date may be extended to November 8, 2020 (or December 23, 2020 if the termination date has been extended pursuant to the first portion of this parenthetical), and provided, further, that the right to terminate the Investment Agreement pursuant to the above will not be available to any party to the Investment Agreement that has breached in any material respect any of its obligations under the Investment Agreement where such breach was the cause of, or resulted in, the failure of the closing date to occur on or before the termination date;

•

if any governmental authority issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Investment Agreement, and such order, decree, ruling or other action has become final and nonappealable (however, the right to terminate the Investment Agreement pursuant to this bullet point is not available to any party to the Investment Agreement if it has breached in any material respect any of its obligations under the Investment Agreement where such breach is the cause of, or results in, the issuance of, or the failure to be resolved or lifted of, such order, decree, ruling or other action); or

•

if the PRC approvals are not obtained prior to the termination date (however, the right to terminate the Investment Agreement is not available to any party to the Investment Agreement if it has breached in any material respect any of its obligations under the Investment Agreement where such breach is the cause of, or results in, the failure to obtain such PRC approvals);

•	by SunPower:

•

if TZS breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the Investment Agreement, such that the closing conditions with respect to such representations, warranties, covenants or other agreements are not capable of being satisfied on or before the termination date;

•

if the SunPower Board in good faith concludes (after consultation with its outside legal counsel and the valuation or appraisal firm it has engaged for surplus and solvency opinions) that the conditions set forth in the Investment Agreement with respect to certain surplus and solvency opinions are not reasonably capable of being satisfied on or before the termination date based on facts available to the SunPower Board at the time of such conclusion; or

•

prior to the date that this Form 20-F had been declared effective by the SEC, if the SunPower Board authorizes SunPower to terminate the Investment Agreement in order to concurrently enter into an acquisition agreement with respect to a superior proposal in compliance with SunPower’s obligations under the Investment Agreement, SunPower concurrently enters into such acquisition agreement and SunPower pays the applicable termination fee prior to or concurrently with such termination; and

•	by TZS:

•

if we or SunPower breach or fail to perform any of our representations, warranties, covenants or other agreements contained in the Investment Agreement, such that the closing conditions with respect to such representations, warranties, covenants or other agreements are not capable of being satisfied on or before the termination date;

•

(A) if the SunPower Board in good faith concludes (after consultation with its outside legal counsel and the valuation or appraisal firm it has engaged for surplus and solvency opinions) that the conditions set forth in the Investment Agreement with respect to certain surplus and solvency opinions are not reasonably capable of being satisfied on or before the termination date based on facts available to the SunPower Board at the time of such conclusion and (B) SunPower has not terminated the Investment Agreement within five business days after making such determination; or

•	prior to the date that this Form 20-F had been declared effective by the SEC, if the SunPower Board has made a recommendation or public statement in connection with any alternative transaction.

Termination Fees

TZS must pay SunPower a termination fee in cash equal to $35,000,000 in the event that:

•

TZS or SunPower exercises its right to terminate the Investment Agreement as a result of a failure to obtain the PRC approvals by the termination date (provided that such right to terminate the Investment Agreement is not available to any party to the Investment Agreement if it has breached in any material respect any of its obligations under the Investment Agreement where such breach is the cause of, or results in, the failure to obtain such PRC approvals, and the termination fee shall not be payable by TZS if we and SunPower have not complied with our and SunPower’s obligations to on or prior to November 15, 2019 provide TZS with certain financial statements to be included in the initial filing of this Form 20-F); or

•	SunPower exercises its right to terminate the Investment Agreement in any of the following events, in each case, as a result of any intentional breach by TZS:

•	a failure to close the investment by the termination date;

•

any governmental authority issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Investment Agreement, and such order, decree, ruling or other action has become final and nonappealable; or

•

TZS breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the Investment Agreement, such that the closing conditions with respect to such representations, warranties, covenants or other agreements are not capable of being satisfied on or before the termination date.

SunPower must pay TZS a termination fee in cash equal to $20,000,000 in the event that:

•

TZS exercises its right to terminate the Investment Agreement as a result of the SunPower Board having made a recommendation or public statement in connection with any alternative transaction that is not a parent transaction;

•	TZS exercises its termination right in any of the following events, in each case, as a result of any intentional breach by SunPower:

•	a failure to close the investment by the termination date;

•

any governmental authority issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Investment Agreement, and such order, decree, ruling or other action has become final and nonappealable; or

•

we or SunPower breach or fail to perform any of our or SunPower’s representations, warranties, covenants or other agreements contained in the Investment Agreement, such that the closing conditions with respect to such representations, warranties, covenants or other agreements are not capable of being satisfied on or before the termination date; or

•

TZS or SunPower exercises its right to terminate the Investment Agreement as a result a failure to close the investment by the termination date and (A) prior to such termination, an alternative transaction proposal is submitted to us that is not a parent transaction (and has not been withdrawn), and (B) within seven months after termination of the Investment Agreement, we, SunPower or any of our respective subsidiaries consummate or enter into a definitive agreement with respect to any alternative transaction that is not a parent transaction (with all of the references to 20% in the definition of alternative transaction described above adjusted to increase the percentages referenced therein to 50%).

SunPower must pay TZS a termination fee in cash equal to $80,000,000 in the event that:

•

SunPower terminates the Investment Agreement prior to the date that this Form 20-F had been declared effective by the SEC in order to enter into an acquisition agreement with respect to a superior proposal for a parent transaction in compliance with the terms of the Investment Agreement;

•

TZS exercises its right to terminate the Investment Agreement as a result of the SunPower Board having made a recommendation or public statement in connection with any alternative transaction that is a parent transaction; or

•

TZS or SunPower exercises its right to terminate the Investment Agreement as a result a failure to close the investment by the termination date and (A) prior to such termination, an alternative transaction proposal is submitted that is a parent transaction (and has not been withdrawn), and (B) within seven months after termination of the Investment Agreement, we, SunPower or any of our respective subsidiaries consummate or enter into a definitive agreement with respect to any alternative transaction that is a parent transaction.

Remedies

The parties to the Investment Agreement and Total agree that irreparable damage will occur in the event that any of the provisions of the Investment Agreement are not performed in accordance with their specific terms. Thus, the parties to the Investment Agreement are entitled to pursue specific performance of the terms of the Investment Agreement in addition to any other remedy to which they are entitled at law or in equity.

While the parties to the Investment Agreement may pursue both a grant of specific performance and payment of the applicable termination fee, none of them will be permitted or entitled to receive both a grant of specific performance and payment of the applicable termination fee and upon payment of the applicable termination fee, the remedy of specific performance will not be available against the party paying such termination fee.

The maximum aggregate liability of SunPower and TZS for such party’s breach of the Investment Agreement (whether willfully, intentionally, unintentionally or otherwise) is limited to $80,000,000 in the case of SunPower and $35,000,000 in the case of TZS.

Arbitration

Each party to the Investment Agreement and Total agreed that any legal action or proceeding with respect to the Investment Agreement or the transactions contemplated therein will be referred to and finally resolved by binding arbitration administered by the Singapore International Arbitration Centre, in accordance with the Arbitration Rules of the Singapore International Arbitration Centre, by a panel of three arbitrators (two arbitrators chosen by each party to the dispute and one chosen by the two party-appointed arbitrators).

Amendments; Waivers

No provisions of the Investment Agreement may be waived, amended, supplemented or modified, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the party to the Investment Agreement or Total against whom it is sought to enforce such waiver, amendment, supplement or modification (provided that the conditions regarding the waivers from the application of the Singapore Code on Take-overs and Mergers, described above, may not be waived, amended, supplemented or modified unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each party to the Investment Agreement and Total).

Assignability

No rights or obligations under the Investment Agreement may be assigned or delegated without the express prior written consent of the other parties to the Investment Agreement and Total, as applicable, except that TZS may prior to the closing of the investment, upon notice to SunPower and us, designate its affiliate to purchase our shares and to execute the Shareholders Agreement and the Registration Rights Agreement at the closing; provided, that such designation will not relieve TZS of its obligations under the Investment Agreement or enlarge, alter or change any obligation of any other party or Total or due to any party or Total.

Shareholders Agreement

At the closing of the investment, TZS, Total and Maxeon Solar will enter into a Shareholders Agreement that contains provisions bearing on our governance and the ability of Total and TZS to buy, sell or vote their Maxeon Solar shares. Specifically:

•

Board Composition. The Maxeon Solar Board will initially consist of 10 directors, including three Total designees, three TZS designees, three independent directors and our CEO. The Shareholders Agreement includes provisions adjusting the rights of each of Total and TZS to designate a particular number of directors depending on changes in their share ownership, including a provision allowing either shareholder, if they acquire at least 50% of the Maxeon Solar shares, to designate a majority of the directors. Each of Total and TZS lose the right to designate any directors if they hold less than 10% of the Maxeon Solar shares.

•

Board Committees. So long as Total or TZS have the right to designate at least one director to the Maxeon Solar Board, each committee of the board will contain a board designee of such shareholder. If the other shareholder also has a right to designate at least one director, then the number of appointees to each committee for each shareholder shall be equal. All committees will have at least two independent directors.

•

Shareholder Approval. So long as Total or TZS hold at least 20% of the Maxeon Solar shares, certain matters will require the approval of the board designees of Total or TZS, as the case may be. These matters include, without limitation, changes in organizational documents, certain business combinations, acquisitions and dispositions, incurrence of debt beyond a specified limit, payment of certain dividends, bankruptcy filings or the liquidation or dissolution of Maxeon Solar, certain transactions with Total or TZS, adopting a shareholders rights plan or changing the size of the Maxeon Board.

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Independent Director Approval. So long as either Total or TZS hold at least 15% of the Maxeon Solar shares, certain matters will require approval of a majority of the independent directors. These matters include, without limitation, changes in organizational documents, transactions presenting a conflict of interest between either Total or TZS on the one hand and Maxeon Solar on the other, bankruptcy filings or the liquidation or dissolution of Maxeon Solar, and amendments or waivers of the Shareholders Agreement.

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Standstill Provisions. The Shareholders Agreement limits the ability of Total or TZS to acquire additional shares in specified circumstances, subject to certain exceptions, including, among other things, upon exercise of the shareholder’s preemptive rights, or in certain public offerings.

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Transfer Restrictions; Right of First Offer. For two years after the agreement becomes effective, each of Total and TZS are required, subject to certain exceptions, to not dispose of ordinary shares if they will cease to hold at least 20% of the Maxeon Solar shares (determined on a fully diluted as converted basis). Further, Total is required to not dispose of any shares during such two-year period if immediately prior to such disposal it holds fewer shares than TZS or if such disposal would cause Total to hold fewer shares than TZS (again, subject to certain exceptions). Each of Total and TZS has agreed that before they sell shares to third parties in block sales or negotiated transactions they will comply with the right of first offer in favor of the other shareholder included in the Shareholders Agreement.

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Preemptive Rights. The Shareholders Agreement grants to Total and TZS, in connection with any issuance of shares to a third party, the right to acquire newly issued shares from Maxeon Solar, subject to certain limitations in the Shareholders Agreement. This right terminates with respect to either Total or TZS when they cease to hold at least 10% of the Maxeon Solar shares.

Registration Rights Agreement

At the closing of the investment, we will enter into a Registration Rights Agreement with Total and TZS pursuant to which we will grant Total and TZS certain registration rights. Under the Registration Rights Agreement, Total and TZS will each generally have the right to require us to file a registration statement for the offer and sale of our shares owned by it, subject to certain limitations. In addition, if we register any of our securities either for our own account or the account of a security holder other than Total or TZS, Total and TZS will each have the right, subject to certain limitations, to include our shares owned by it in that registration. We will generally pay all expenses relating to any such registration, except for any underwriting discounts, selling commissions and stock transfer taxes. The Registration Rights Agreement also will provide for customary indemnification obligations of both us and Total and TZS in connection with any registration statement.

Agreements Between Us and TZS Not in Connection with TZS Investment

Performance Series Joint Ventures

In January 2016, SunPower entered into the Haunsheng joint venture with TZS, Dongfang Electric Corporation (“DEC”), and Yixing Qiting, originally known as Dongfang Huansheng Photovoltaic (Jiangsu) Co., Ltd.), and now called Huansheng Photovoltaic (Jiangsu) Co., Ltd. Huansheng is a Yixing, China based joint venture manufacturing mono-PERC solar cells and Performance Line solar panels. After capital increases since February 2017 and DEC’s sale of its 40% equity interest to TZS in September 2019, TZS owns a 77% equity stake in Huansheng, and we will own a 20% equity stake at the time of distribution.

Huansheng currently has a capacity to produce approximately 1.9 gigawatts per year of Performance Line solar panels. We have the right, but not the obligation, to take up to 33% of Huansheng’s capacity for sale directly into global distributed generation markets outside of China and power plant markets in the United States and Mexico regions, and a further 33% for sale into global power plant markets with the exception of China, the United States and Mexico through our marketing joint venture, which is described further below.

The joint venture agreements provide for proportional board representation for each of the parties and special voting rights, including the following matters which require a unanimous board vote:

•	annual business plan and budget;

•	dividend distribution; and

•	patent and other intellectual property applications.

In the event of a deadlock that goes unresolved for two years, any party may request dissolution of the joint venture.

In February 2017, SunPower entered into a second marketing-focused joint venture with TZS and DEC, SunPower Systems International Limited (“SPSI”), which is an international sales company based in Hong Kong. DEC is in the process of selling its 10% interest in the joint venture to TZS, and following the completion of sale, TZS will own a 20% interest in SPSI. We will own an 80% equity stake in SPSI at the time of distribution.

SPSI has the right, but not the obligation, to take up to 33% of Huansheng’s capacity (in addition to the 33% to which we are entitled) for sale into global power plant markets with the exception of China, the United States and Mexico.

The joint venture agreements for SPSI provide for similar board representation, voting, and deadlock rights as described above for Huansheng.

Huaxia CPV Power Joint Venture

We are also party to a joint venture with TZS and other partners to manufacture and deploy low-concentration photovoltaic concentrator technology in Inner Mongolia and other regions in China, called Huaxia CPV Power Co.

Ltd. (“Huaxia CPV”). TZS owns a 40% equity interest in Huaxia CPV, and we will own a 25% equity stake at the time of distribution. Huaxia CPV is no longer an active business and is in the process of being wound down.

Hohhot Huanju New Energy Development Co., Ltd.

We are also party to a joint venture with TZS and another partner to develop and operate a large-scale solar power plant in Hohhot, Inner Mongolia, called Hohhot Huanju New Energy Development Co., Ltd. (“Huanju”). We will own a 4.6% equity stake and TZS will own a 61.2% equity stake in Huanju at the time of the spin-off.

Agreements Between Us and Total Not in Connection with TZS Investment

In November 2016, SunPower and Total entered into a four-year, up to 200-megawatt supply agreement to support the solarization of certain Total facilities. This agreement covers the supply of 150 megawatts of Maxeon 2 panels with an option to purchase up to another 50 megawatts of Performance Series solar panels. This agreement will be contributed by SunPower to us in connection with the spin-off, such that following the spin-off we will be obligated to supply the solar panels to Total in accordance with the terms of such agreement. In March 2017, we received a prepayment totaling $88.5 million. The prepayment is secured by certain of SunPower’s and Maxeon Solar’s assets located in the United States and Mexico. As of December 29, 2019, the advance payment from Total was $53.0 million, of which $17.6 million was classified as short-term in our Combined Balance Sheets, based on projected shipment dates.

During fiscal 2018, in connection with a co-development solar project in Japan among SunPower, Total, and an independent third party, we agreed to supply solar panels under this arrangement, with sales beginning in October 2019 and expected to occur through November 2020. In connection with obtaining solar module supply related to this project, we incurred charges of $1.2 million that will be paid directly to Total in fiscal year 2020.

We also co-developed a solar project in Chile with Total. In connection with obtaining solar module supply related to this project, we incurred charges of $4.9 million that will be paid directly to Total in fiscal year 2020.

Cash Extraction and Repayment of Intercompany Debt

In connection with the separation and immediately after the spin-off, one of our subsidiaries will purchase certain intangible property from SunPower for approximately $100.0 million and fund that payment with a combination of cash on hand and funds received in connection with the spin-off. See “Item 3. Key Information—3.B. Capitalization and Indebtedness” and “Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off” for more information.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to pages F-1 through F-46 of this Form 20-F.

Legal Proceedings

We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations.

In addition, under the Separation and Distribution Agreement we entered into with SunPower in connection with the spin-off, SunPower has agreed to indemnify us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims are reflected on our historical Combined Balance Sheet as of December 29, 2019. For more information, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

8.B. SIGNIFICANT CHANGES

A discussion of significant changes in our business can be found under Item 4.A. “Information on the Company—History and Development of the Company,” Item 4.B. “Information on the Company—Business Overview” and Item 5.A. “Operating and Financial Review and Prospects—Results of Operations.”

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

We are distributing our ordinary shares, without par value. Our shares do not have any price history.

9.B. PLAN OF DISTRIBUTION

Not Applicable.

9.C. MARKETS

It is expected that our shares will be listed for trading on the NASDAQ under the symbol “MAXN” and the ISIN code SGXZ25336314 and CUSIP code Y58473102.

9.D. SELLING SHAREHOLDERS

Not Applicable.

9.E. DILUTION

Not Applicable.

9.F. EXPENSES OF THE ISSUE

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Upon consummation of the spin-off, we will have                 ordinary shares stock, no par value, issued and outstanding. No additional shares will be issued in connection with this registration statement.

For the purposes of this section, references to “shareholders” means those shareholders whose names and number of shares are entered in our register of members. Only persons who are registered in our register of members are recognized under Singapore law as shareholders of our company. As a result, only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders.

We currently have only one class of issued and outstanding ordinary shares, which have identical rights in all respects and rank equally with one another. Our shares have no par value and there is no concept of authorized share capital under Singapore law. There is a provision in our Constitution to enable us in specified circumstances to issue shares with preferential, deferred or other special rights or restrictions as the Maxeon Solar Board may determine, subject to the prior approval of our shareholders at a general meeting, the provisions of the Singapore Companies Act and our Constitution.

All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly issued shares, we note that any purchaser of our shares who has fully paid up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to the assets or liabilities of our company in such purchaser’s capacity solely as a holder of such shares, except in very limited and exceptional circumstances where Singapore courts may consider it fit to “lift the corporate veil.” We believe that this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporation laws. All of our shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares.

For further information on our shares, see “Item 10.B. Memorandum and Articles of Association.”

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description of our Constitution is a summary and is qualified by reference to the Constitution, a copy of which will be filed with the SEC. See also “Item 6. Directors, Senior Management and Employees—6.C. Board Practices.”

New Shares

Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier of:

•	the conclusion of the next annual general meeting;

•	the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months of our financial year end); and

•	the subsequent revocation or modification of approval by our shareholders acting at a duly convened general meeting.

We expect that, prior to the spin-off, SunPower, as our sole shareholder, will provide such general authority to issue new shares until the conclusion of our next annual general meeting expected to be held by June 2021.

Subject to this and the provisions of the Singapore Companies Act and our Constitution, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Preference Shares

Under the Singapore Companies Act, different classes of shares in a public company may be issued only if (a) the issue of the class or classes of shares is provided for in the constitution of the public company and (b) the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. Our Constitution provides that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges, conditions or restrictions as the Maxeon Solar Board may determine from time to time provided that it is approved by special resolution at a general meeting of our shareholders.

We may, subject to the Singapore Companies Act and the prior approval in a general meeting of our shareholders, issue preference shares which are, or at our option, subject to redemption provided that such preference shares may not be redeemed out of capital unless:

•	all the directors have made a solvency statement in relation to such redemption; and

•	we have lodged a copy of the solvency statement with the ACRA.

Further, the shares must be fully paid-up before they are redeemed.

Register of Members

Only persons who are registered in our register of members are recognized under Singapore law as shareholders of our company with legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. We will not, except as required by applicable law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of that ordinary share. We may close our register of members for any time or times, provided that our register of members may not be closed for more than 30 days in the aggregate in any calendar year. We typically will close our register of members to determine shareholders’ entitlement to receive dividends and other distributions.

The Maxeon Solar shares, which are expected to be listed and traded on NASDAQ, are expected to be held through The Depository Trust Company (“DTC”). Accordingly, DTC or its nominee, Cede & Co., will be the shareholder on record registered in our register of members. The holders of Maxeon Solar shares held in book-entry interests through DTC or its nominee may become a registered shareholder by exchanging its interest in such shares for certificated ordinary shares and being registered in our register of members in respect of such shares. The procedures by which a holder of book-entry interests held through the facilities of the DTC may exchange such interests for certificated ordinary shares are determined by DTC (including the broker, bank, nominee or other institution that holds the shares within DTC) and Computershare, which will act as our transfer agent, in accordance with their internal policies and guidelines regulating the withdrawal and exchange of book-entry interests for certificated ordinary shares.

If (a) the name of any person is without sufficient cause entered in or omitted from the register of members; or (b) default is made or there is unnecessary delay in entering in the register of members the fact of any person having ceased to be a member, the person aggrieved or any member of the company or the company, may apply to the Singapore courts for rectification of the register of members. The Singapore courts may either refuse the application or order rectification of the register of members, and may direct the company to pay any damages sustained by any party to the application. The Singapore courts will not entertain any application for the rectification of a register of members in respect of an entry which was made in the register of members more than 30 years before the date of the application.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and our Constitution, our shares are freely transferable, fully paid and are not subject to further capital calls. Shares may be transferred by a duly signed instrument of transfer in any usual or common form or in a form acceptable to our directors and any applicable stock exchange. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his or her behalf, the authority of the person to do so. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Shareholders who hold Maxeon Solar shares electronically in book-entry form through the facilities of the DTC and that wish to become registered shareholders must contact the broker, bank, nominee or other institution that holds their shares and complete a transfer of these shares from DTC to themselves (by transferring such shares to an account maintained by Computershare, our transfer agent and registrar) according to the procedures established by DTC, such broker, bank, nominee or other institution and Computershare.

Election and Re-election of Directors

Under our Constitution, our shareholders by ordinary resolution, or the Maxeon Solar Board, may appoint any person to be a director as an additional director or to fill a casual vacancy, provided that any person so appointed by the Maxeon Solar Board shall hold office only until the next annual general meeting, and shall then be eligible for re-election.

Shareholders’ Meetings

We are required to hold an annual general meeting within six months after the end of each financial year. Our first financial year will end on January 3, 2021 and subsequent financial years will end on the last day of a period of 12 months after the end of the previous financial year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the paid-up shares as at the date of deposit carries the right to vote at general meetings (disregarding paid-up capital held as treasury shares). In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders. The Singapore Companies Act requires not less than:

•	14 days’ written notice to be given by us of a general meeting to pass an ordinary resolution; and

•	21 days’ written notice to be given by us of a general meeting to pass a special resolution,

to every member. Our Constitution further provides that in computing the notice period, both the day on which the notice is served, or deemed to be served, and the day on which the meeting is to be held shall be excluded.

The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak and vote on any resolution put before the general meeting. Unless otherwise required by law or by our Constitution, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our Constitution.

Voting Rights

Voting at any meeting of shareholders is by a show of hands unless a poll is required by the rules and regulations of any applicable stock exchange or duly demanded before or on the declaration of the result of the show of hands. If voting is by a show of hands, every shareholder who is entitled to vote and who is present in person or by proxy at the meeting has one vote. On a poll, every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by such shareholder or which such shareholder represents. Proxies need not be shareholders.

Only those shareholders who are registered in our register of members will be entitled to vote at any meeting of shareholders. Where our shares are held through the facilities of the DTC, DTC will grant an omnibus proxy to DTC participants holding Maxeon Solar shares in book-entry form through a broker, bank, nominee, or other institution that is a direct or indirect participant of DTC. Such shareholders will have the right to instruct their broker, bank, nominee or other institution holding these shares on how to vote such shares by completing the voting instruction form provided by the applicable broker, bank, nominee, or other institution. Whether voting is by a show of hands or by a poll, DTC’s vote will be voted by the chairman of the meeting according to the results of the votes of the DTC participants (which results will reflect the instructions received from shareholders that own Maxeon Solar shares electronically in book-entry form). In the case of a tie vote, the chairman of the meeting shall be entitled to a casting vote.

Dividends

All of our shareholders have the right to participate in any dividends. We have no current plans to pay annual or semi-annual cash dividends. However, although we have no plan to do so, in the event that we divest a portion of, or our entire equity interest in, any of our businesses, we may distribute such cash proceeds or declare a distribution-in-kind of shares in our businesses. No dividend may be paid except out of profits and we do not expect to have any distributable profits at the time of the spin-off. Any dividends would be limited by the amount of available distributable reserves, which, under Singapore law, will be assessed on the basis of our standalone unconsolidated accounts (which will be based upon the Singapore Financial Reporting Standards (International)). We expect that the opening balance of our retained earnings in such financials will be zero. However, under Singapore law, it is possible to effect a capital reduction exercise to return cash and/or assets to our shareholders. The completion of a capital reduction exercise may require the approval of the Singapore Courts, and we may not be successful in our attempts to obtain such approval.

Additionally, because we are a holding company, our ability to pay cash dividends, or declare a distribution-in-kind of the ordinary shares of any of our businesses, may be limited by restrictions on our ability to obtain sufficient funds through dividends from our businesses, including restrictions under the terms of the agreements governing the indebtedness of our businesses. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Maxeon Solar Board and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by the Maxeon Solar Board. Generally, a final dividend is declared out of profits disclosed by the accounts presented to the annual general meeting, and requires approval of our shareholders. However, the Maxeon Solar Board may declare interim dividends without approval of our shareholders.

Bonus and Rights Issues

In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as fully paid bonus shares to the shareholders in proportion to their shareholdings.

Singapore Code on Take-Overs and Mergers

The Singapore Code on Take-overs and Mergers regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies with more than 50 shareholders and net tangible assets of S$5.0 million or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers. Responsibility for ensuring compliance with the Singapore Code on Take-overs and Mergers rests with parties (including company directors) to a take-over or merger and their advisors.

Under the Singapore Code on Take-overs and Mergers, “parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They include:

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a company and its parent company, subsidiaries or fellow subsidiaries (together, the related companies), the associated companies of any of the company and its related companies, companies whose associated companies include any of these companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company and its directors (together with close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a company and its pension funds and employee share schemes;

•	a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

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a financial or other professional adviser, including a stockbroker, and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser;

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directors of a company (together with their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent partners; and

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an individual and such person’s close relatives, related trusts, any person who is accustomed to act in accordance with such person’s instructions and companies controlled by the individual, such person’s close relatives, related trusts or any person who is accustomed to act in accordance with such person’s instructions and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory takeover offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months prior to its commencement.

Under the Singapore Code on Take-overs and Mergers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. In the case where our company has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Code on Take-overs and Mergers and the Securities Industry Council should be consulted in advance in such cases. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to enable them to make an informed decision on the offer. These legal requirements may impede or delay a takeover of our company by a third party.

The Singapore Code on Take-overs and Mergers generally provides that the board of directors of the offeree company should bring an offer to its shareholders in accordance with the Singapore Code on Takeovers and Mergers and refrain from an action which will deny the shareholders from the possibility to decide on the offer.

On January 30, 2020, the Securities Industry Council of Singapore waived application of the Singapore Code on Take-overs and Mergers to us, subject to certain conditions. Pursuant to the waiver, for as long as we are not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the Tier 1 Exemption is available and the offeror relies on the Tier 1 Exemption to avoid full compliance with the tender offer rules promulgated under the Exchange Act, the Singapore Code on Take-overs and Mergers shall not apply to us. In connection with receipt of the waiver, the SunPower Board submitted to the Securities Industry Council of Singapore a written confirmation to the effect that it is in the interests of SunPower shareholders who will become holders of Maxeon Solar shares as a result of the spin-off that a waiver of the provisions of the Singapore Code on Take-overs and Mergers is obtained.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitations on Rights to Hold or Vote Ordinary Shares

Except as discussed above under “—Takeovers,” there are no limitations imposed by the laws of Singapore or by our Constitution on the right of non-resident shareholders to hold or vote with respect to ordinary shares, nor does our Constitution discriminate against any existing or prospective shareholder as a result of such shareholder owning a substantial number of Maxeon Solar shares.

Limitations of Liability and Indemnification Matters

Pursuant to the Singapore Companies Act, any provision (whether in the constitution, a contract with the company or otherwise) that purports to exempt or indemnify the officers of a company (including directors) (to any extent) against any liability which by law would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void, of which they may be guilty in relation to us. However, the Singapore Companies Act specifically provides that we are allowed to:

•

purchase and maintain for any officer insurance against any liability which by law would otherwise attach to such officer in respect of any negligence, default, breach of duty or breach of trust of which such officer may be guilty in relation to us;

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indemnify any officer against liability incurred by the officer to a person other than the company, except when the indemnity is against: (a) any liability of the officer to pay: (i) a fine in criminal proceedings; or (ii) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or; (b) any liability incurred by the officer: (i) in defending criminal proceedings in which the officer is convicted; (ii) in defending civil proceedings brought by the company or a related company in which judgment is given against the officer; or (iii) in connection with an application for relief under Sections 76A(13) or 391 of the Singapore Companies Act in which the court refuses to grant the officer relief;

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indemnify any auditor against any liability incurred or to be incurred by such auditor in defending any proceedings (whether civil or criminal) in which judgment is given in such auditor’s favor or in which such auditor is acquitted; or

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indemnify any auditor against any liability incurred or to be incurred by such auditor in connection with any application under Sections 76A(13) or 391 of the Singapore Companies Act in which relief is granted to such auditor by the court.

Our Constitution provides that, subject to the provisions of the Singapore Companies Act and any other applicable law, every director, chief executive officer, auditor, secretary or other officer of our company shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him or her in the execution and discharge of his or her duties (and where he serves at our request as a director, officer, employee or agent of any of our subsidiaries or affiliates) or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, secretary or other officer of our company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen to or be incurred by our company in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.

The limitation of liability and indemnification provisions in our Constitution may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Comparison of Shareholder Rights

We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our shares under applicable law in Singapore and our Constitution or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws. This discussion is qualified by reference to the applicable laws in Singapore and Delaware.

Delaware	Singapore—Maxeon Solar
Board of Directors
A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	The constitutions of companies will typically state the minimum and maximum number of directors as well as provide that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum and minimum number of directors provided in the constitution and the Singapore Companies Act, respectively.

Delaware	Singapore—Maxeon Solar
Our Constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is two and the maximum number is 10.

Limitation on Personal Liability of Directors
A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Pursuant to the Singapore Companies Act, any provision (whether in the constitution, contract or otherwise) exempting or indemnifying a director against any liability for negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company will be void.

Our Constitution provides that, subject to the provisions of the Singapore Companies Act and any other applicable law, every director, chief executive officer, auditor, secretary or other officer of Maxeon Solar and its subsidiaries and affiliates shall be entitled to be indemnified by us against all costs, charges, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of Maxeon Solar, and in which judgment is given in his favor (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted, or in connection with an application under statute in respect of such act or omission in which relief is granted to him by the court.

Interested Shareholders
Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.	There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Delaware	Singapore—Maxeon Solar

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

Removal of Directors
A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).

According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution. Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Our Constitution provides that we may by ordinary resolution of which special notice has been given, remove any director before the expiration of his period of office, notwithstanding anything in our Constitution or in any agreement between us and such director and appoint another person in place of the director so removed.

Filling Vacancies on the Board of Directors
A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.

The constitution of a Singapore company typically provides that the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but so that the total number of directors will not at any time exceed the maximum number fixed in the constitution. Any newly elected director shall hold office until the next following annual general meeting, where such director will then be eligible for reelection.

Our Constitution provides that the shareholders may by ordinary resolution, or the directors may, appoint any person to be a director as an additional director or to fill a vacancy provided that the total number of directors shall not thereby exceed the maximum number fixed by or in accordance with the Constitution and any person so appointed by the directors will only hold office until the next annual

Delaware	Singapore—Maxeon Solar
general meeting, and will then be eligible for re-election.

Amendment of Governing Documents
Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.	The Singapore Companies Act provides that the constitution of a company may be altered by special resolution. The board of directors has no right to amend the constitution.

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Annual General Meetings

All companies are required to hold an annual general meeting within a fixed period after the end of each financial year.

We are required to hold an annual meeting within six months after the end of each financial year. Our first financial year will end on January 3, 2021 and subsequent financial years will end on the last day of a period of 12 months after the end of the previous financial year.

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more members (shareholders) holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Notwithstanding anything in the constitution, the directors are required to convene a general meeting if required to do so by requisition (i.e., written notice to directors requiring that a meeting be called) by shareholder(s) holding not less than 10% of the total number of paid-up shares of the company carrying voting rights.

Delaware	Singapore—Maxeon Solar
Our Constitution provides that the directors may, whenever they think fit, convene an extraordinary general meeting.

Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Quorum Requirements

Our Constitution provides that, unless otherwise provided, the quorum at any general meeting shall be two members present in person. In the event a quorum is not present, the meeting shall stand adjourned to the same day in the next week (or, if that day is a public holiday, then to the next business day following that public holiday) at the same time and place or such other day, time or place as the directors may determine.

Indemnification of Officers, Directors and Employers

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•   acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•   in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is

Pursuant to the Singapore Companies Act, any provision (whether in the constitution, contract or otherwise) that purports to exempt or indemnify a director (to any extent) against any liability for negligence, default, breach of duty or breach of trust of which the director may be guilty in relation to the company will be void. However, the Singapore Companies Act specifically provides that we are allowed to:

•   purchase and maintain for any officer insurance against any liability which by law would otherwise attach to such officer in respect of any negligence, default, breach of duty or breach of trust of which such officer may be guilty in relation to us;

•   indemnify any officer against liability incurred by the officer to a person other than the company, except when the indemnity is against: (a) any liability of the officer to pay: (i) a fine in criminal proceedings; or (ii) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or; (b) any liability incurred by the officer: (i) in defending criminal proceedings in which he is convicted; (ii) in defending civil proceedings brought by the company or a related company in which judgment is given against him; or (iii) in connection with an application for relief under Sections 76A(13) or 391 of the Singapore Companies Act in which the court refuses to grant him relief;

•   indemnify any auditor against any liability incurred or to be incurred by such auditor in

Delaware	Singapore—Maxeon Solar

fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

defending any proceedings (whether civil or criminal) in which judgment is given in such auditor’s favor or in which such auditor is acquitted; and/or

•   indemnify any auditor against any liability incurred or to be incurred by such auditor in connection with any application under Sections 76A(13) or 391 of the Singapore Companies Act in which relief is granted to such auditor by the court.

In cases where, inter alia, an officer is sued by us the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably; (ii) the director acted honestly; and (iii) it is fair, having regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director for the negligence, default or breach.

Our Constitution provides that, subject to the provisions of the Singapore Companies Act and any other applicable law, every director, chief executive officer, auditor, secretary or other officer of Maxeon Solar shall be entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of Maxeon Solar, and in which judgment is given in his favor (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted, or in connection with an application under any statute for relief from liability in respect of such act or omission in which relief is granted to him by the court.

Shareholder Approval of Business Combinations
Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•   notwithstanding anything in our Constitution, directors are not permitted to carry into effect

Delaware	Singapore—Maxeon Solar

incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. For further information on such provisions, see “—Interested Shareholders” above.

any proposals for disposing of the whole or substantially the whole of our undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•   the company may by special resolution resolve that it be wound up voluntarily;

•   subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting;

•   a compromise or arrangement proposed between a company and its shareholders, or any class of them, must, among other things, be approved by a majority in number representing three-fourths in value of the total voting rights of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting ordered by the court; and

•   notwithstanding anything in our Constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without a Meeting
Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	There are no equivalent provisions under the Singapore Companies Act in respect of passing shareholders’ resolutions by written means that apply to public companies the securities of which are listed for quotation or quoted on an approved exchange in Singapore or any securities exchange outside Singapore.

Shareholder Suits
Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter

Standing

Only persons who are registered in our share register are recognized under Singapore law as shareholders of our company. As a result, only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Holders of book-entry interests in our shares will be required to exchange their book-entry interests for certificated shares and to be registered as shareholders in our share register in order to institute or enforce any legal

Delaware	Singapore—Maxeon Solar
devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

proceedings or claims against us, our directors or our executive officers relating to shareholders rights. A holder of book-entry interests may become a registered shareholder of our company by exchanging its interest in our shares for certificated shares and being registered in our share register.

Personal remedies in cases of oppression of justice

A shareholder may apply to the court for an order under the Singapore Companies Act to remedy situations where (i) the company’s affairs are being conducted or other powers of the company’s directors are being exercised in a manner oppressive to, or in disregard of the interests of one or more of the shareholders or holders of debentures of the company, including the applicant; or (ii) the company has done an act, or threatens to do an act, or the shareholders or holders of debentures have passed some resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the company’s shareholders or holders of debentures, including the applicant.

Singapore courts have wide discretion as to the relief they may grant under such application, including, inter alia, directing or prohibiting any act or canceling or varying any transaction or resolution, providing that the company be wound up or authorizing civil proceedings to be brought in the name of or on behalf of the company by such person or persons and on such terms as the court directs.

Derivative actions

The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action on behalf of us.

Applications are generally made by our shareholders or individual directors, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares) in the appropriate circumstances.

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action or arbitration in the name and on behalf of us or intervene in an action or arbitration to which we are a party for the purpose of

Delaware	Singapore—Maxeon Solar

prosecuting, defending or discontinuing the action or arbitration on behalf of us.

Class actions

The concept of class action suits, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, generally does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action.

These shareholders are commonly known as “representative plaintiffs.” Further, there are circumstances under the provisions of certain Singapore statutes where shareholders may file and prove their claims for compensation in the event that we have been convicted of a criminal offense or has a court order for the payment of a civil penalty made against it.

Dividends or Other Distributions; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits.

The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law. Our Constitution provides that no dividend can be paid otherwise than out of our profits available for distribution under the provisions of the Singapore Companies Act.

Acquisition of a company’s own shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares or purporting to acquire the shares of its holding company or ultimate holding company, whether directly or indirectly, in any way, subject to certain exceptions.

Any contract or transaction by which a company acquires or purports to acquire its own shares is void, subject to the exceptions described below. However, provided that we are expressly permitted to do so by our Constitution and subject to the special conditions

Delaware	Singapore—Maxeon Solar

of each permitted acquisition contained in the Singapore Companies Act, we may:

•   redeem redeemable preference shares (the redemption of these shares will not reduce our capital) on such and in such manner as is provided by our Constitution. Preference shares may be redeemed out of capital only if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act;

•   whether listed on a securities exchange or not, make an off-market purchase of our own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•   make a selective off-market purchase of our own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

•   whether listed on a securities exchange or not, make an acquisition of our own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

We may also purchase our own shares by an order of a Singapore court.

The total number of shares that may be acquired by us in a relevant period may not exceed 20% of the total number of shares in that class as of the date of the resolution to acquire the shares. Where, however, we have reduced our share capital by a special resolution or a Singapore court made an order to such effect, the total number of shares shall be taken to be the total number of shares in that class as altered by the special resolution or the order of the court. Payment must be made out of our distributable profits or capital, provided that we are solvent.

Financial assistance for the acquisition of shares

We may not give financial assistance to any person whether directly or indirectly for the purpose of:

•   the acquisition or proposed acquisition of our shares or units of such shares; or

Delaware	Singapore—Maxeon Solar

•   the acquisition or proposed acquisition of shares in a holding company or ultimate holding company or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that we may provide financial assistance for the acquisition of our shares or shares in our holding company or ultimate holding company if we comply with the requirements (including, where applicable, approval by special resolution) set out in the Singapore Companies Act. Our Constitution provides that subject to the provisions of the Singapore Companies Act and any other applicable law, we may purchase or otherwise acquire our own shares upon such terms and subject to such conditions as we may deem fit. These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted under the Singapore Companies Act. On cancellation of the shares, the rights and privileges attached to those shares will expire.

Transactions with Officers and Directors
Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Under the Singapore Companies Act, directors and the chief executive officer are not generally prohibited from dealing with us, but where they have an interest in a transaction with us, that interest must be disclosed to the board of directors and Maxeon Solar. In particular, every director or chief executive officer who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with us must, as soon as practicable after the relevant facts have come to such director’s or chief executive officer’s knowledge, declare the nature of such director’s or chief executive officer’s interest at a board of directors’ meeting or send a written notice to the company.

In addition, a director or chief executive officer who holds any office or possesses any property which, directly or indirectly, might create interests in conflict with such person’s duties or interests as director or chief executive officer, is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a written notice to the company setting out the fact and the nature, character and extent of the conflict.

Delaware	Singapore—Maxeon Solar

The Singapore Companies Act extends the scope of this statutory duty of a director or chief executive officer to disclose any interests by pronouncing that an interest of a member of a director’s or chief executive officer’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and stepdaughter) will be treated as an interest of the director or of the chief executive officer, as the case may be.

There is however no requirement for disclosure where the interest of the director or chief executive officer consists only of being a member or creditor of a corporation which is interested in the proposed transaction with us if the interest may properly be regarded as immaterial. Where the proposed transaction relates to any loan to us, no disclosure need be made where the director or chief executive officer has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.

Further, where the proposed transaction is to be made with or for the benefit of a related corporation (i.e. the holding company, subsidiary or subsidiary of a common holding company) no disclosure need be made of the fact that the director or chief executive officer is also a director or chief executive officer of that corporation, unless the constitution provides otherwise.

Subject to specified exceptions, the Singapore Companies Act prohibits us from: (i) making a loan or a quasi-loan to our directors or to directors of a related corporation; (ii) entering into any guarantee or providing any security in connection with such a loan or quasi-loan; (iii) entering into a credit transaction as creditor for the benefit of our directors or directors of a related corporation; (iv) giving a guarantee or security in connection with such a credit transaction; (v) taking part in an arrangement under which another person enters into a transaction which, if entered into by us, would have been a restricted transaction and such person obtains a benefit from us or a related corporation pursuant thereto; and (vi) arranging an assignment to or assumption by us of any rights, obligations, or liabilities under a transaction which, if it had been entered into by us, would have been a restricted transaction. Companies are also prohibited from doing any of the foregoing in relation to its directors’ spouse or children (whether adopted or naturally or stepchildren).

Delaware	Singapore—Maxeon Solar
Dissenters’ Rights
Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions under the Singapore Companies Act.

Cumulative Voting
Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.	There is no equivalent provision under the Singapore Companies Act in respect of companies incorporated in Singapore.

Anti-Takeover Measures
Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.	The constitution of a Singapore company typically provides that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company’s shareholders in a general meeting. Subject to the requirements under the Singapore Companies Act and our Constitution, our shareholders may grant to the Maxeon Solar Board the general authority to issue such preference shares until the next general meeting.
In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Singapore law does not generally prohibit a corporation from adopting “poison pill” arrangements which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares. However, under the Singapore Code on Take- overs and Mergers, if, in the course of an offer, or even before the date of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

For further information on the Singapore Code on Take-overs and Mergers, see “—Takeovers.”

10.C. MATERIAL CONTRACTS

For information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

10.D. EXCHANGE CONTROLS

There are currently no exchange control restrictions in effect in Singapore.

10.E. TAXATION

The following summary of the United States federal income tax and Singapore tax consequences of receipt, ownership and disposition of our shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this registration statement. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the descriptions and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of our shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, disposition and ownership of our shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this registration statement, and of any actual changes in applicable tax laws after such date.

Material U.S. Federal Income Tax Considerations

The following summarizes certain U.S. federal income tax considerations relating to the distribution of our shares in connection with the spin-off to U.S. Holders (as defined below), the receipt of cash in lieu of receiving our fractional shares, if any, to which such holder would otherwise be entitled, and the U.S. federal income tax considerations of owning and disposing of our shares. This summary applies only to U.S. Holders that hold our shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency.

This summary is based on the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete description of the consequences of the transactions described in this registration statement, nor does it address the application of estate, gift or non-income U.S. federal tax laws or any state, local or foreign tax laws. The tax treatment of a holder of our shares may vary depending upon that holder’s particular situation. Moreover, this summary does not address certain holders that may be subject to special rules not discussed below, such as (but not limited to):

•	persons that are not U.S. Holders (as defined below);

•	persons that are subject to alternative minimum taxes;

•	insurance companies;

•	tax-exempt entities;

•	banks and other financial institutions;

•	real estate investment companies and regulated investment companies;

•	U.S. expatriates;

•	broker-dealers;

•

partnerships (or other entities classified as partnerships for U.S. federal income tax purposes) and other pass-through entities and persons that hold our shares through partnerships (or other entities classified as pass-through entities for U.S. federal income tax purposes);

•	a U.S. Holder that owns shares through a non-U.S. broker or other non-U.S. intermediary;

•	holders whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•

traders in securities that elect to apply a mark-to-market method of accounting, holders that hold our shares as part of a “hedge,” “straddle,” “conversion,” or other risk reduction transaction for U.S. federal income tax purposes; and

•	individuals who receive our shares upon the exercise of compensatory options or otherwise as compensation.

Moreover, no advance rulings have been or will be sought from the U.S. Internal Revenue Service (the “IRS”) regarding any matter discussed in this registration statement. SunPower expects to receive the Tax Opinion, described above, which will rely on certain facts, assumptions, representations and undertakings from SunPower, us and other relevant parties regarding the past and future conduct of SunPower, our businesses and certain matters of other parties. If any of the facts, assumptions, representations or undertakings described therein are incorrect or not otherwise satisfied, SunPower may not be able to rely upon the Tax Opinion. For instance, the Tax Opinion relies on certain significant ownership interests in the resulting companies continuing after the distribution. Whether such ownership continues may be out of SunPower’s or Maxeon Solar’s control following the completion of the distribution. Accordingly, notwithstanding the Tax Opinion, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

HOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF OUR SHARES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds our shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our shares, you should consult your tax advisor.

The Spin-Off and Distribution of our Shares

A U.S. Holder that receives our shares in the distribution is expected to be treated for U.S. federal income tax purposes as receiving a distribution from SunPower. The tax consequences of the distribution depend on whether it satisfies the conditions for tax-free treatment, with respect to SunPower ordinary shareholders, imposed by Section 355 of the Code. While this determination is ultimately based on all the relevant facts and circumstances, SunPower expects to receive the Tax Opinion, which will be subject to the conditions described above, that the distribution should satisfy the requirements for such tax-free treatment to SunPower shareholders for U.S. federal income tax purposes. However, no rulings have been or will be sought from the IRS concerning whether the distribution so qualifies, and there is no assurance that the IRS will not take a contrary view or that a court would not agree with the IRS if the matter were contested. The following summarizes the material U.S. federal income tax consequences in the event that the distribution qualifies for Section 355 treatment to U.S. Holders, as well as such consequences in the event that the distribution does not so qualify.

Material U.S. Federal Income Tax Consequences of the Distribution Qualifying under Section 355

SunPower expects to receive the Tax Opinion providing that the distribution should satisfy the requirements under Section 355 of the Code with regard to the distribution of Maxeon Solar shares to SunPower shareholders. Provided the distribution so qualifies (without taking into account the cash received in lieu of fractional shares discussed below):

•	no gain or loss should be recognized by, and no amount should be includible in the income of, a U.S. Holder as a result of the receipt of our shares by the SunPower shareholders in the distribution;

•

the aggregate tax basis of the SunPower shares and our shares held by each U.S. Holder immediately after the distribution should be the same as the aggregate tax basis of the SunPower shares held by the U.S. Holder immediately before the distribution, allocated between the SunPower shares and our shares in proportion to their relative fair market values on the date of the distribution; and

•	the holding period of our shares received by each U.S. Holder in the distribution should include the holding period of its SunPower shares.

Generally, if a SunPower shareholder holds different blocks of SunPower shares (generally SunPower shares purchased or acquired on different dates or at different prices), a U.S. Holder must perform the tax basis allocation described above with respect to each block and will have a holding period in our shares determined with respect to the holding period of such block.

Receipt of Cash in lieu of Fractional Shares

A U.S. Holder who receives cash in lieu of a fraction of Maxeon Solar shares in the distribution generally will be treated as having received the fractional share pursuant to the distribution and then as having sold such fractional share for cash. As a result, a U.S. Holder who receives cash in lieu of fractional shares in Maxeon Solar generally will recognize gain or loss measured by the difference between the amount of cash received in lieu of such fractional share and the portion of the U.S. Holder’s tax basis in the Maxeon Solar shares allocated to the fractional share. Gain or loss recognized with respect to cash received in lieu of any fractional Maxeon Solar shares generally will be capital gain or loss, and generally will be long-term capital gain or loss if, as of the effective time of the distribution, the holding period for such Maxeon Solar shares is greater than one year. Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

Material U.S. Federal Income Tax Consequences of Distribution Not Qualifying under Section 355

In the event that the distribution does not qualify for tax-free treatment under Section 355 of the Code, a U.S. Holder receiving ordinary shares in the distribution should be treated as receiving a taxable dividend distribution to the extent of the fair market value of the ordinary shares (in U.S. dollars) received on the date of the distribution (including any fractional shares to which such U.S. Holders are otherwise entitled), but limited to such U.S. Holder’s share of SunPower’s current and accumulated earnings and profits (as determined under U.S. federal income tax purposes). Under these circumstances, a U.S. Holder’s basis in the ordinary shares received in the distribution (including those for which cash was issued in lieu of the issuance of fractional shares) should be the fair market value of such ordinary shares, and a U.S. Holder’s holding period for such ordinary shares should begin on the date of the distribution.

U.S. Holders are urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences of the distribution, including the potential treatment of the distribution under Section 355 of the Code and any U.S. federal income tax reporting requirements that may apply to such U.S. Holders.

Backup Withholding

Payments of cash, which are not expected in the distribution, to a U.S. Holder of SunPower shares may, under certain circumstances, be subject to “backup withholding,” unless the U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Information Reporting

Treasury Regulations require each SunPower shareholder that, immediately before the distribution, owned 5% or more (by vote or value) of the total outstanding stock of SunPower to attach to such shareholder’s U.S. federal income tax return for the year in which the distribution occurs a statement setting forth certain information related to the distribution.

Tax Matters Agreement and Indemnification Obligation

SunPower expects to receive the Tax Opinion providing that the distribution should qualify for nonrecognition of gain or loss for U.S. federal income tax as to SunPower shareholders. The Tax Opinion is subject to the qualifications and limitations set forth above under “—Consequences to U.S. Holders of SunPower Shares.” Additionally, as discussed above in “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us—Tax Matters Agreement,” we intend to enter into the Tax Matters Agreement with SunPower, which will restrict us from taking certain actions that could affect the qualification of the distribution as tax-free to SunPower shareholders.

Notwithstanding the foregoing, if it were determined that the distribution did not so qualify, we could be required to indemnify SunPower for taxes resulting therefrom. This could occur if, notwithstanding our intentions, we take or fail to take any action we are prohibited from taking or required to take by the terms of the Tax Matters Agreement to preserve the intended tax treatment of the transaction, a representation or covenant we made that serves as the basis for the Tax Opinion is determined to be false or as a result of the application of legal rules that depend in part on facts outside our control. For example, U.S. tax law requires that both SunPower and we continue to remain engaged in our respective active trades and businesses. If we cease to so engage in our active trades and businesses in a manner that causes the spin-off to become taxable, we would be required to indemnify SunPower for any taxes and related costs resulting from our actions. Our indemnification obligations to SunPower in these circumstances are set forth in the Tax Matters Agreement discussed above in “Item 7. Major Shareholders and Related Party Transactions— 7.B. Related Party Transactions—Agreements Between SunPower and Us—Tax Matters Agreement.” If we are required to indemnify SunPower, we may be subject to substantial liabilities that could materially adversely affect our financial position.

Taxation of Dividends and Other Distributions on the Shares

We have no current plans to pay annual or semi-annual cash dividends (see “Item 10.B. Memorandum and Articles of Association—Dividends.”). If, however, we do pay dividends, the gross amount of any such distribution made to a U.S. Holder with respect to our shares, including the amount of any non-U.S. taxes withheld from the distribution, generally will be includible in income on the day on which the distribution is actually or constructively received by a U.S. Holder as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. A distribution in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), including the amount of any non-U.S. taxes withheld from the distribution, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our shares and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, therefore, U.S. Holders should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) from “qualified foreign corporations” generally qualify for a reduced tax rate so long as certain holding period and other requirements are met. Dividends paid on our shares should qualify for the reduced rate if we are treated as a “qualified foreign corporation.” For this purpose, a qualified foreign corporation means any foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC, (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. The shares should be considered to be readily tradable on established securities markets in the United States if they are listed on NASDAQ, as is expected. The United States does not currently have a comprehensive income tax treaty with Singapore, therefore, if our shares are not considered to be readily tradable on an established securities market in the United States, dividends with respect to such shares will not qualify for the reduced rate. U.S. Holders are encouraged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares.

If the dividends with respect to our shares are paid in foreign currency, such dividends will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency received calculated by reference to the spot exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of actual or constructive receipt. Any gain or loss recognized by a U.S. Holder on a subsequent conversion or other disposition of the foreign currency generally will be foreign currency gain or loss, which is treated as U.S. source ordinary income or loss, and will not be treated as a dividend. If dividends paid in foreign currency are converted into U.S. dollars on the day they are actually or constructively received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the disposition of the foreign currency.

Dividends on our shares received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The rules with respect to foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. In addition, a 3.8% tax may apply to certain investment income, which may include dividends.

Taxation of Dispositions of the Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our shares in an amount equal to the difference between the amount realized on such sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in our shares. The initial tax basis of our shares to a U.S. Holder that received such shares in the distribution generally will equal only a portion of the tax basis that such U.S. Holder had in the SunPower shares upon which our shares were distributed (or the fair market value (in U.S. dollars) of such shares on the distribution date if the distribution fails to qualify for Section 355 treatment). Such gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale or disposition, such shares were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source gain or loss, as the case may be for foreign tax credit purposes.

The amount realized on a sale or other disposition of our shares for foreign currency generally will equal the U.S. dollar value of the foreign currency at the spot exchange rate in effect on the date of sale or other disposition or, if the shares are traded on an established securities market (such as NASDAQ), in the case of a cash method or electing accrual method U.S. Holder of our shares, the settlement date. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of the foreign currency will be foreign currency gain or loss, which is treated as U.S. source ordinary income or loss for foreign tax credit purposes.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

We do not anticipate being a PFIC for our current taxable year or in the foreseeable future, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our shares, the U.S. Holder will generally be subject to imputed interest taxes, characterization of any gain from the sale or exchange of our shares as ordinary income, and other disadvantageous tax treatment with respect to our shares unless the U.S. Holder makes a mark-to-market election (as described below). Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our shares, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter. We anticipate that our shares should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our shares makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our shares held at the end of the taxable year over the adjusted tax basis of such shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our shares over the fair market value of such shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such U.S. Holder recognizes upon the sale or other disposition of our shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such shares (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such shares. Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders of our shares to make the mark-to-market election, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our shares during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our shares, including reporting on IRS Form 8621.

Each U.S. Holder should consult its tax adviser concerning the U.S. federal income tax consequences of receiving, holding, and disposing of our shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Treatment of Maxeon Solar as a U.S. Company for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Thus, as a corporation organized under the laws of Singapore, we expect to be classified as a non-U.S. corporation (and therefore a non-U.S. tax resident) for U.S. federal income tax purposes. In certain circumstances, however, Section 7874 of the Code may cause a corporation organized outside the United States to be treated as a U.S. corporation (and, therefore, taxable in the United States) unless one or more exceptions apply. The application of Section 7874 of the Code and its various exceptions is complex and subject to factual and legal uncertainties, with respect to some of which the IRS has yet to issue guidance. Moreover, changes to Section 7874 of the Code or the U.S. Treasury regulations promulgated thereunder (or other relevant provisions of U.S. federal income tax law), which may be given prospective or retroactive effect, could adversely affect our status as a non-U.S. corporation for U.S. federal income tax purposes. As a result, there can be no assurance that the IRS will agree with the position that we should not be treated as a U.S. corporation for U.S. federal income tax purposes; however, we expect that Section 7874 of the Code will not apply to treat us as a U.S.-resident corporation for U.S. federal income tax purposes. The foregoing discussion assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes.

If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we would be subject to U.S. corporate income tax on our worldwide income and the income of our non-U.S. subsidiaries would be subject to U.S. tax when deemed recognized under the U.S. federal income tax rules for controlled foreign subsidiaries. The gross amount of any dividends paid by us to a non-U.S. shareholder would be subject to U.S.

withholding tax at a rate of 30% unless the non-U.S. shareholder is eligible for an exemption or reduced withholding rate under an applicable income tax treaty. Also, dividends paid by us to a U.S. Holder will be subject to U.S. reporting and backup withholding requirements as if we were a U.S. corporation.

Material Singapore Tax Considerations

The following discussion is a summary of Singapore income tax, goods and services tax (“GST”) and stamp duty considerations relevant to the acquisition, ownership and disposition of our shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our shares, taking into account their own particular circumstances. The statements below are based upon the assumption that we are a tax resident in Singapore for Singapore income tax purposes and we (including our subsidiaries) do not own any Singapore residential properties. It is emphasized that neither us nor any other persons involved in this registration statement accepts responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our shares.

Income Taxation Under Singapore Law

Dividends or Other Distributions with Respect to Shares

Singapore does not impose withholding tax on dividend distributions. Under the one-tier corporate tax system, dividends paid by a Singapore tax resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Capital Gains upon Disposition of Shares

Under current Singapore tax laws, there is no tax on capital gains while gains of an income nature would be subject to tax at the prevailing corporate income tax rate of 17.0%. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore (“IRAS”) regards as the carrying on of a trade or business in Singapore. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit at the time of acquisition of our shares. However, under Singapore tax laws, there is a temporary safe harbor rule where any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally exempt from tax if immediately prior to the date of the relevant disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. The safe harbor rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS.

Goods and Services Tax

Issuance and transfer of our shares to investors belonging in Singapore is exempt from GST and to investors belonging outside Singapore is zero-rated (i.e., charged at 0% GST). Consequently, investors should not incur any GST on the subscription of our shares. The subsequent disposal of our shares by investors is similarly exempt from GST or zero-rated, as the case may be. Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or transfer of our shares will be subject to GST at the prevailing standard-rate (currently of 7.0%). Similar services rendered contractually to and directly for the benefit of an investor belonging outside Singapore should be zero-rated (i.e., charged at 0% GST) provided that the investor is not physically present in Singapore at the time the services are performed.

Stamp Duty

Where our shares evidenced in certificated forms are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration or market value of our shares, whichever is higher.

Where an instrument of transfer (including electronic documents) is executed outside Singapore, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. An electronic instrument that is executed outside Singapore is considered received in Singapore if (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

On the basis that any transfer instruments in respect of our shares traded on the NASDAQ are executed outside Singapore through our transfer agent and share registrar in the United States for registration in our branch share register maintained in the United States, no stamp duty would be payable in Singapore on such transfers to the extent that the instruments of transfer (including electronic documents) are not received in Singapore. As it may not be practical to anticipate the circumstances where an instrument may be considered received in Singapore, an application has been lodged with the Commissioner of Stamp Duties to seek confirmation/remission on the application of Singapore stamp duty. The application is currently pending review by the Commissioner of Stamp Duties.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore.

10.F. DIVIDENDS AND PAYING AGENTS

For a discussion of the declaration and payment of dividends on our shares, see “Item 10.B. Memorandum and Articles of Association—Dividends.”

The paying agent for our shares is Computershare.

10.G. STATEMENT BY EXPERTS

The combined financial statements of Maxeon Solar Technologies, Pte. Ltd. as of December 29, 2019 and December 30, 2018 and for the years then ended have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein.

10.H. DOCUMENTS ON DISPLAY

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

Upon completion of the spin-off, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. In addition, as of the first day of listing of our shares on the NASDAQ, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from our website, which will be operational at or prior to the spin-off. The information that will be contained on our website is not a part of this Form 20-F.

As a foreign private issuer, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our combined financial statements prepared in accordance with GAAP. Our annual report will contain an “Operating and Financial Review and Prospects” section for the relevant periods.

10.I. SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The major financing risks faced by us will be managed by our treasury function. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” Please also see the information set forth under “Note 12. Derivative Financial Instruments” on pages F-39 to F-40 of our combined financial statements and related notes included elsewhere in this Form 20-F.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

Not Applicable.

12.B. WARRANTS AND RIGHTS

Not Applicable.

12.C. OTHER SECURITIES

Not Applicable.

12.D. AMERICAN DEPOSITARY SHARES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

Not applicable.

16.A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Not applicable.

16.B. CODE OF ETHICS

Not applicable.

16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

16.G. CORPORATE GOVERNANCE

Not applicable.

16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Historical Combined Financial Statements

Please refer to pages F-1 through F-46 of this Form 20-F.

Unaudited Pro Forma Combined Financial Information

Please refer to pages 21 through 27 of this Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

Exhibit Number	Description

1.1	Maxeon Solar Technologies, Ltd.’s Constitution*

2.1	Form of Specimen Share Certificate for Maxeon Solar Technologies, Ltd.’s Ordinary Shares*

2.2	Separation and Distribution Agreement, dated November 8, 2019, by and between SunPower Corporation and Maxeon Solar Technologies, Pte. Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower Corporation on November 12, 2019)

2.3	Form of Registration Rights Agreement*

2.4	Form of Shareholders Agreement*

4.1	Form of Tax Matters Agreement*

4.2	Form of Employee Matters Agreement*

4.3	Form of Transition Services Agreement*

4.4	Form of Supply Agreement*

4.5	Form of Back-to-Back Agreement*

4.6	Form of Brand Framework Agreement*

4.7	Form of Cross-License Agreement*

4.8	Form of Collaboration Agreement*

8.1	List of Subsidiaries*

10.1	Investment Agreement, dated November 8, 2019, among SunPower Corporation, Maxeon Solar Technologies, Pte. Ltd., Tianjin Zhonghuan Semiconductor Co., Ltd. and, for the limited purposes set forth therein, Total Solar INTL SAS (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower Corporation on November 12, 2019)

15.2	Consent of Ernst & Young LLP*

*	To be provided by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.

By:
Name: Jeffrey W. Waters
Title: Authorized Representative

By:
Name: Joanne Solomon
Title: Authorized Representative

Date:                     , 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of SunPower Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Maxeon Solar Technologies, Pte. Ltd. (the Company) as of December 29, 2019 and December 30, 2018, the related combined statements of operations, comprehensive loss, equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 29, 2019 and December 30, 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

San Jose, California

May 11, 2020

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.

COMBINED BALANCE SHEETS

(In thousands)

	December 29, 2019	December 30, 2018
Assets
Current assets
Cash and cash equivalents	$120,956	$101,713
Restricted short-term marketable securities	6,187	—
Accounts receivable, net[1]	150,365	73,802
Inventories	194,852	222,817
Advances to suppliers, current portion	107,388	37,849
Prepaid expenses and other current assets	38,369	31,787

Total current assets	$618,117	$467,968
Restricted long-term marketable securities	—	5,955
Property, plant and equipment, net	281,200	285,740
Operating lease right of use assets	18,759	—
Other intangible assets, net	5,092	12,160
Advances to suppliers, net of current portion	13,993	133,694
Other long-term assets	53,050	65,786

Total assets	$990,211	$971,303

Liabilities and Equity
Current liabilities
Accounts payable[1]	$286,464	$199,428
Accrued liabilities[1]	92,570	97,008
Contract liabilities, current portion[1]	78,939	62,813
Short term debt	60,383	39,714
Operating lease liabilities, current portion	2,365	—

Total current liabilities	$520,721	$398,963
Long-term debt	1,487	2,135
Contract liabilities, net of current portion	35,616	45,282
Operating lease liabilities, net of current portion	18,338	—
Other long-term liabilities	46,526	89,575

Total liabilities	$622,688	$535,955

Commitments and contingencies (Note 8)
Equity
Net Parent investment[1]	$369,837	$438,209
Accumulated other comprehensive loss	(7,618)	(4,008)
Equity attributable to the Company	362,219	434,201
Noncontrolling interests	5,304	1,147

Total equity	367,523	435,348

Total liabilities and equity	$990,211	$971,303

[1]

We have related-party balances for transactions with SunPower Corporation (“Parent”) and Total S.A. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party balances are recorded within the “Accounts receivable, net,” “Accounts payable,” “Accrued liabilities,” “Contract assets,” “Contract liabilities, current portion,” “Contract liabilities, net of current portion,” and “Net Parent investment” financial statement line items in our Combined Balance Sheets (see Note 3, Note 5, and Note 10).

The accompanying notes are an integral part of these combined financial statements.

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
Revenue[1]	$1,198,301	$912,313
Cost of revenue[1]	1,200,610	1,007,474
Impairment of manufacturing assets	—	354,768

Gross loss	(2,309)	(449,929)

Operating expenses
Research and development	36,997	50,031
Sales, general and administrative[1]	96,857	82,041
Restructuring (benefits) charges	(517)	7,766

Total operating expenses	133,337	139,838

Operating loss	(135,646)	(589,767)
Other expense, net
Interest expense[1]	(25,831)	(25,889)
Other, net	(1,961)	13,469

Other expense, net	(27,792)	(12,420)

Loss before income taxes and equity in losses of unconsolidated investees	(163,438)	(602,187)
(Provision for) benefit from income taxes	(10,122)	1,050
Equity in losses of unconsolidated investees	(5,342)	(2,943)

Net loss	(178,902)	(604,080)
Net (gain) loss attributable to noncontrolling interests	(4,157)	266

Net loss attributable to the Parent	$(183,059)	$(603,814)

[1]

We have related-party transactions with Parent and Total S.A. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party transactions are recorded within the “Revenue,” “Cost of revenue,” “Operating expenses: Sales, general and administrative,” and “Other expense, net: Interest expense” financial statement line items in our Combined Statements of Operations (see Note 3 and Note 10).

The accompanying notes are an integral part of these combined financial statements.

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
Net loss	$(178,902)	$(604,080)
Components of other comprehensive loss, net of taxes
Currency translation adjustment	(654)	(3,454)
Net changes in derivatives (Note 12)	(1,094)	397
Net (loss) gain on long-term pension liability adjustment	(1,862)	1,628

Total other comprehensive loss	(3,610)	(1,429)

Total comprehensive loss	(182,512)	(605,509)
Comprehensive (gain) loss attributable to noncontrolling interests	(4,157)	266

Comprehensive loss attributable to the Parent	(188,669)	(605,243)

The accompanying notes are an integral part of these combined financial statements.

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.

COMBINED STATEMENTS OF EQUITY

(In thousands)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 31, 2017	$845,382	$(2,579)	$842,803	$1,413	$844,216
Net loss	(603,814)	—	(603,814)	(266)	(604,080)
Other comprehensive loss	—	(1,429)	(1,429)	—	(1,429)
Net Parent contribution	196,641	—	196,641	—	196,641
Balance at December 30, 2018	$438,209	$(4,008)	$434,201	$1,147	$435,348
Net gain (loss)	(183,059)	—	(183,059)	4,157	(178,902)
Other comprehensive loss	—	(3,610)	(3,610)	—	(3,610)
Net Parent contribution	114,687	—	114,687	—	114,687
Balance at December 29, 2019	$369,837	$(7,618)	$362,219	$5,304	$367,523

The accompanying notes are an integral part of these combined financial statements.

MAXEON SOLAR TECHNOLOGIES, PTE. LTD.

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Year Ended
	December 29, 2019	December 30, 2018
Cash flows from operating activities
Net loss	$(178,902)	$(604,080)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	53,448	82,894
Stock-based compensation	7,135	8,580
Non-cash interest expense	23,841	24,035
Equity in earnings of unconsolidated investees	5,342	2,943
Deferred income taxes	804	(2,243)
Impairment of property, plant and equipment	—	367,859
Gain from contractual obligations satisfied with inventory	—	(11,419)
Other, net	249	1,024
Changes in operating assets and liabilities
Accounts receivable	(77,830)	(32,540)
Contract assets	264	1,243
Inventories	28,415	18,076
Prepaid expenses and other assets	960	16,608
Operating lease right-of-use assets	2,449	—
Advances to suppliers	50,163	44,444
Accounts payable and other accrued liabilities	53,451	(75,483)
Contract liabilities	6,460	1,236
Operating lease liabilities	(2,589)	—

Net cash used in operating activities	(26,340)	(156,823)

Cash flows from investing activities
Purchases of property, plant and equipment	(41,905)	(39,621)
Proceeds from sale of assets	265	—
Cash paid for intangibles	(231)	—
Cash paid for equity method investments	—	(13,348)

Net cash used in investing activities	(41,871)	(52,969)

Cash flows from financing activities
Proceeds from debt	253,314	227,676
Repayment of debt	(254,649)	(231,870)
Repayment of capital lease obligations & other debt	(1,190)	(1,071)
Net Parent contribution	92,409	171,089

Net cash provided by financing activities	89,884	165,824

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	381	61

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	22,054	(43,907)
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	101,749	145,656

Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	123,803	101,749

Non-cash transactions
Property, plant and equipment purchases funded by liabilities	13,377	8,410
Contractual obligations satisfied with inventory	—	32,031
Right-of-use assets obtained in exchange for lease obligations[1]	21,209	—
Interest expense financed by Parent	17,000	17,000
Aged supplier financing balances reclassified from accounts payable to short-term debt	45,352	—
Supplemental cash flow information
Cash paid for interest	1,930	1,269
Cash paid for income taxes	8,109	7,590

The accompanying notes are an integral part of these combined financial statements.

The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Combined Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Combined Statements of Cash Flows as of December 29, 2019 and December 30, 2018:

(In thousands)	December 29, 2019	December 30, 2018
Cash and cash equivalents	$120,956	$101,713
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	2,845	16
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	2	20

Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in statement of cash flows	$123,803	$101,749

[1]	Amounts for the year ended December 29, 2019 include the transition adjustment for the adoption of ASC 842 and new Right-of-Use ("ROU") asset additions.

The accompanying notes are an integral part of these combined financial statements.

NOTE 1. BACKGROUND AND BASIS OF PRESENTATION

Background

On November 11, 2019, SunPower Corporation (“SunPower Corporation” or “Parent”) announced its intention to separate into two independent publicly traded companies: one comprising its solar panel cell and solar manufacturing operations and supply to resellers and commercial and residential end customers outside of the United States of America and Canada (the “Domestic Territory”), which will conduct business as Maxeon Solar Technologies, Pte. Ltd. (the “Company,” “Maxeon Solar,” “we,” “us,” and “our”), a company incorporated under the Laws of Singapore and a wholly owned subsidiary of SunPower Corporation, and one comprising its solar panel manufacturing operations, equipment supply, and sales of energy solutions and services in the Domestic Territory, including direct sales of turn-key engineering, procurement and construction services, sales to its third-party dealer network, sales of energy under power purchase agreements, storage and services solutions, cash sales and long-term leases directly to end customers which will continue as SunPower Corporation.

The proposed separation is intended to take the form of a spin-off to Parent’s stockholders of 100% of the shares of the Company. The proposed separation is conditioned, among other things, on final approval of the separation plan by the SunPower Corporation Board of Directors, receipt of an opinion regarding the qualification of the distribution to the Parent stockholders as a transaction that should be tax-free for U.S. federal income tax purposes and receipt of required governmental approvals. The proposed separation is structured to facilitate the proposed concurrent investment by Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”) into the Maxeon Solar business and both are expected to be completed in the second quarter of fiscal 2020.

Liquidity

The global spread of the coronavirus (“COVID-19”) has created significant uncertainty and economic disruptions worldwide. In our response to the COVID-19 pandemic, we and SunPower Corporation have instituted certain measures, including shelter-in-place orders for the majority of our workforce, travel restrictions and idling of our factories in France, Malaysia, Mexico, the Philippines, and the U.S. In addition, we have implemented several mitigating actions to prudently manage our business during the current industry uncertainty relating to the COVID-19 pandemic. These actions include reduction of management salaries, freezing of all hiring and merit increases, reduction in capital expenditures and discretionary spending, and temporarily implementing a four-day work week for a portion of our employees in large part in recognition of reduced demand and workloads due to the pandemic.

Despite the challenging and volatile economic conditions, we believe that our total cash and cash equivalents will be sufficient to meet our obligations over the next 12 months from the date of issuance of our financial statements. In addition, we have historically been successful in our ability to work with our vendors to obtain favorable payment terms, when possible, and our ability to reduce manufacturing output to reduce inventory in order to optimize our working capital. We may also choose to explore additional options in connection with our short-term liquidity needs, such as selling raw materials inventory to third parties, liquidating certain investments, implementing additional restructuring plans, and deferring or canceling uncommitted capital expenditures and other investment or acquisition activities.

Although we have historically been able to generate liquidity, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. Additionally, we are uncertain of the impact over time of the COVID-19 pandemic to our business, operations and financial results.

Basis of Presentation

Standalone financial statements have not been historically prepared for our business. These combined financial statements of the Company have been derived from the consolidated financial statements and accounting records of Parent as if we had operated on our own during the period presented and were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The primary basis for presenting consolidated financial statements is when one entity has a controlling financial interest in another entity. As there is no controlling financial interest present between or among the entities that comprise our business, we are preparing the financial statements of the Company on a combined basis. Parent’s investment in the Company’s business is shown in lieu of equity attributable to the Company as there is no consolidated entity in which Parent holds an equity interest. Parent’s investment represents its interest in the recorded net assets of the Company. See Note 10. Transactions with Parent and Net Parent Investment.

The Combined Statements of Operations and Comprehensive Loss of the Company include all sales and costs directly attributable to the Company, including costs for facilities, functions and services used by the Company. The Combined Statements of Operations and Comprehensive Loss also reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of the Company and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expense the Company would have incurred as a standalone company for the period presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

The following paragraphs describe the significant estimates and assumptions applied by management in the preparation of the combined financial statements.

The combined financial statements include the assets and liabilities of Parent’s subsidiaries that are attributable to the Company’s business, representing its solar cell and panel manufacturing operations and activities outside the Domestic Territory. These subsidiaries were previously included in the Parent’s SunPower Technologies Segment (“SunPower Technologies” or “Upstream”). While also included in Parent’s SunPower Technologies Segment, the assets, liabilities and results of operations of subsidiaries related to worldwide power plant project development, project sales, and operations associated with the Hillsboro, Oregon, solar cell manufacturing facility acquired from SolarWorld Americas in 2018 (the “Oregon Operations”) are excluded from the Company’s combined financial statements as they are not core to the Company’s historical and future business, and the Oregon Operations are retained by SunPower Corporation.

The assets and liabilities included in the Combined Balance Sheets were measured at the carrying amounts recorded in Parent’s consolidated financial statements. Assets and liabilities were included within the Company’s financial statements to the extent that the Company was the legal owner of the asset or the primary obligor of the liability. Assets and liabilities that form a component of Parent’s business may also be recognized in the Company’s financial statements to the extent that the assets and liabilities were directly attributable to the Company’s business or were exclusively used in or created by the Company’s historical operations.

The combined financial statements include third-party debt when the Company was the legal obligor of the debt. The combined financial statements include interest expense on third party debt and when the borrowings were directly attributable to or incurred on behalf of the Company. Parent’s long-term debt has not been attributed to the Company for the period presented because Parent’s borrowings are not the legal obligation of the Company. In December 2015, Parent issued $425.0 million in principal amount of its 4.00% senior convertible debentures due 2023 (the “4.00% debentures due 2023”), the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, interest and other costs associated with the 4.00% debentures due 2023 are reflected in the Combined Statements of Operations and Comprehensive Loss. However, as the 4.00% debentures due 2023 are legal obligations of Parent and will not be transferred to the Company, they are not reflected in the Combined Balance Sheets of the Company.

Parent manages its global currency exposure by engaging in hedging transactions where management deems appropriate. This includes derivatives not designated as hedging instruments consisting of forward and option contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. The Company’s combined financial statements include these hedging instruments to the extent the derivative instrument was designated as a hedging instrument of a hedged item (e.g., inventory) that is included in the combined financial statements. Any changes in fair value of the hedging instrument previously recognized in the Parent’s accumulated other comprehensive income (“AOCI”) for cash flow hedges are also included.

Parent maintains various stock-based compensation plans at a corporate level. The Company’s employees participate in those programs and a portion of the cost of those plans is included in the Company’s combined financial statements. Parent also has defined benefit plans at a subsidiary level for certain non-U.S. employees. Where a legal entity within the Company sponsors the plan, the related financial statement amounts are included in the combined financial statements following the single employer accounting model.

As described in Note 13, current and deferred income taxes and related tax expense have been determined based on the standalone results of the Company by applying Accounting Standards Codification No. 740, Income Taxes (“ASC 740”), to the Company’s operations in each country using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, the Company and Parent’s businesses operated within the same legal entity and certain of Parent’s subsidiaries were part of a Parent’s tax group. This required an assumption that the subsidiaries and operations of the Company in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within the Parent’s tax groups. Uncertain tax positions represent those tax positions to which the Company is the primary obligor and are evaluated and accounted for as uncertain tax positions pursuant to ASC 740. Determining which party is the primary obligor to the taxing authority is dependent on the specific facts and circumstances of their relationship to the taxing authority.

Management believes that all allocations have been performed on a reasonable basis and reflect the services received by the Company, the cost incurred on behalf of the Company, and the assets and liabilities of the Company. Although the combined financial statements reflect management’s best estimate of all historical costs related to the Company, this may, however, not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity, nor the future results of the Company as it will exist upon completion of the proposed separation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lease Accounting – Arrangements with Maxeon as a lessee

Effective December 31, 2018, we adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), as amended (“ASC 842”). For additional information on the changes resulting from the new standard and the impact to our financial results on adoption, refer to the section Recently Adopted Accounting Pronouncements, below.

We determine if an arrangement is a lease at inception. Our operating lease agreements are primarily for real estate and are included within operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheets. We elected the practical expedient to combine our lease and related non-lease components for all our leases.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets also include any lease prepayments made and exclude lease incentives. Many of our lessee agreements include options to extend the lease, which we do not include in our minimum lease terms unless they are reasonably certain to be exercised. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

Principles of Combination

The combined financial statements includes the Company’s net assets and results of operations as described above. All intercompany transactions and accounts within the combined businesses of the Company have been eliminated.

Intercompany transactions between the Company and Parent are considered to be effectively settled in the combined financial statements at the time the transaction is recorded to the extent they have historically been forgiven. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows within financing activities and in the Combined Balance Sheets within Net Parent investment. Intercompany amounts that have historically been presented as an intercompany asset or liability due to or from the Parent primarily related to sales to Parent or asset transfers between Parent and the Company.

Fiscal Periods

The Company has a 52- to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. Fiscal 2019 and 2018 are 52-week fiscal years. Our fiscal 2019 ended on December 29, 2019 and our fiscal 2018 ended on December 30, 2018.

Use of Estimates

The preparation of the combined financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Significant estimates in these combined financial statements include (i) revenue recognition, specifically, management’s assessment of market-based pricing terms related to sales of solar modules to Parent, the nature and timing of satisfaction of performance obligations, standalone selling price of performance obligations and variable consideration; (ii) allowances for doubtful accounts receivable; (iii) inventory write-downs; (iv) stock-based compensation; (v) long-lived asset impairment, specifically estimates for valuation assumptions including discount rates and future cash flows, economic useful lives of property, plant and equipment, intangible assets, and investments; (vi) fair value of financial instruments; (vii) valuation of contingencies such as accrued warranty; (viii) the incremental borrowing rate used in discounting of lease liabilities; and (ix) income taxes and tax valuation allowances. Actual results could materially differ from those estimates.

Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities as of the date of issuance of the financial statements. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Advances to Suppliers

Advances to suppliers relate to prepayments made under long-term agreements with suppliers for the procurement of polysilicon that specify future quantities and pricing of polysilicon to be supplied by the vendors and provide for certain consequences, such as forfeiture of advanced deposits, in the event that the Company terminates the arrangement. The allowance for doubtful accounts on our advanced prepayments to suppliers under long-term supply agreements are reviewed by management at each reporting period. We have no history of recording write-offs related to our advanced prepayments to suppliers, and given our purchase obligation to these suppliers significantly exceeds the remaining advanced prepayments balance as of December 29, 2019 and December 30, 2018, the likelihood of our suppliers terminating the existing contractual arrangements is considered to be remote. We also periodically evaluate the credit worthiness of these suppliers and have noted no material deterioration in their respective credit conditions that would call into question their abilities to continue to supply us with the quantities of polysilicon specified in our supply agreements. The typical time it takes for us to receive the delivery of raw materials under this agreement was approximately 40-50 days from the date the purchase order is submitted to the supplier. Of the $171.5 million of advances to suppliers as of December 30, 2018, $50.1 million has been subsequently applied to polysilicon deliveries received through December 29, 2019. We had $121.4 million of advances to suppliers as of December 29, 2019, which we expect to apply to polysilicon purchases received through the end of our fiscal year 2021 in accordance with the existing supply agreement.

Net Parent Investment

Net parent investment in the Combined Balance Sheets and Statements of Equity represents Parent’s historical investment in the Company, the net effect of transactions with and allocations from Parent and the Company’s accumulated earnings. See Note 10. Transactions with Parent and Net Parent Investment for further information about transactions between the Company and Parent.

Fair Value of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values due to their short-term maturities. Equity investments without readily determinable fair value are measured at cost less impairment and are adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. Derivative financial instruments are carried at fair value based on quoted market prices for financial instruments with similar characteristics. The effective portion of derivative financial instruments is excluded from earnings and reported as a component of “Accumulated other comprehensive loss” in the Combined Balance Sheets. The ineffective portion of derivatives financial instruments are included in “Other, net” in the Combined Statements of Operations.

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from non-owner sources. Our comprehensive loss for the period presented is comprised of (i) our net loss; (ii) foreign currency translation adjustment of our foreign subsidiaries whose assets and liabilities are translated from their respective functional currencies at exchange rates in effect at the balance sheet dates, and revenues and expenses are translated at average exchange rates prevailing during the applicable period; (iii) changes in fair value for derivatives not designated as hedging instruments (see Note 12. Derivative Financial Instruments); and (iv) net gain (loss) on long-term pension liability adjustment.

Cash Equivalents

Highly liquid investments with original or remaining maturities of ninety days or less at the date of purchase are considered cash equivalents.

Short-Term and Long-Term Investments

We may invest in money market funds and debt securities. In general, investments with original maturities of greater than ninety days and remaining maturities of one year or less are classified as short-term investments, and investments with maturities of more than one year are classified as long-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such investments represent the investment of cash that is available for current operations. Despite the long-term maturities, we have the ability and intent, if necessary, to liquidate any of these investments in order to meet our working capital needs within our normal operating cycles. We have classified these investments as available-for-sale securities.

Our debt securities, classified as held-to-maturity, are Philippine government bonds that we maintain as collateral for business transactions within the Philippines.

Inventories

Inventories are accounted for on a first-in-first-out basis and are valued at the lower of cost or net realizable value. We evaluate the realizability of our inventories, including purchase commitments under fixed-price long-term supply agreements, based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, future polysilicon purchase commitments, available third-party inventory, and growth plans. Our factory production plans, which drive materials requirement planning, are established based on our assumptions of expected demand. We respond to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives.

We evaluate whether losses should be accrued on long-term inventory purchase commitments that may arise from firm, non-cancellable, and unhedged commitments for the future purchase of inventory items. Such losses are measured in the same way as inventory losses, and are recognized unless determined to be recoverable through firm sales contacts or when there are other circumstances that reasonably assure continuing sales without price decline.

Under the long-term polysilicon supply agreements between our parent and certain suppliers, pricing for purchases of polysilicon and specified quantities are set forth in the agreements. As a result of the significant declines in the prices of polysilicon available in the market due to an increase in industry-wide polysilicon manufacturing capacity and a decrease in global demand for polysilicon, the purchase prices set forth in the agreements currently exceed market prices.

We evaluate the terms of our long-term inventory purchase agreements with suppliers, including joint ventures, for the procurement of polysilicon, ingots, wafers, and solar cells and establish accruals for estimated losses on adverse purchase commitments as necessary, such as lower of cost or net realizable value adjustments, forfeiture of advanced deposits and liquidated damages. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials, and actual consumption of these ordered materials is compared to expected demand regularly. We anticipate total obligations related to long-term supply agreements for inventories will be realized because quantities are less than our expected demand for our solar power products for the foreseeable future and because the raw materials subject to these long-term supply agreements are not subject to spoilage or other factors that would deteriorate its usability; however, if raw materials inventory balances temporarily exceed near-term demand, we may elect to sell such inventory to third parties to optimize working capital needs. In addition, because the purchase prices required by our long-term polysilicon agreements are significantly higher than current market prices for similar materials, if we are not able to profitably utilize this material in our operations or elect to sell near-term excess, we may incur additional losses. Other market conditions that could affect the realizable value of our inventories and are periodically evaluated by us include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, the current market price of polysilicon as compared to the price in our fixed-price arrangements, and product merchantability, among other factors. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its net realizable value or inventory is excess or obsolete, or we enter into arrangements with third parties for the sale of raw materials that do not allow us to recover our current contractually committed price for such raw materials, we record a write-down or accrual equal to the difference between the cost of inventories and the estimated net realizable value, which may be material. If actual market conditions are more favorable, we may have higher gross margins when products that have been previously written down are sold in the normal course of business (see Note 5. Balance Sheet Components).

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as presented below. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Repairs and maintenance costs are expensed as incurred.

Useful Lives in Years
Buildings	20 to 30
Leasehold improvements	1 to 20
Manufacturing equipment	7 to 15
Computer equipment	2 to 7
Solar power systems	30
Furniture and fixtures	3 to 5

Long-Lived Assets

We evaluate our long-lived assets, including property, plant and equipment, and other intangible assets with finite lives, for impairment whenever events or changes in circumstances arise. This evaluation includes consideration of technology obsolescence that may indicate that the carrying value of such assets may not be recoverable. The assessments require significant judgment in determining whether such events or changes have occurred. Factors considered important that could result in an impairment review include significant changes in the manner of use of a long-lived asset or in its physical condition, a significant adverse change in the business climate or economic trends that could affect the value of a long-lived asset, significant under-performance relative to expected historical or projected future operating results, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

For purposes of the impairment evaluation, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We exercise judgment in assessing such groupings and levels. We then compare the estimated future undiscounted net cash flows expected to be generated by the asset group (including the eventual disposition of the asset group at residual value) to the asset group’s carrying value to determine if the asset group is recoverable. If our estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the asset group, we record an impairment loss in the amount by which the carrying value of the asset group exceeds the fair value. Fair value is generally measured based on (i) internally developed discounted cash flows for the asset group, (ii) third-party valuations, and (iii) quoted market prices, if available. If the fair value of an asset group is determined to be less than its carrying value, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. In the second quarter of fiscal year 2018, the Company recognized an impairment related to its long-lived assets. See Note 5. Balance Sheet Components for additional information.

Product Warranties

We generally provide a 25-year standard warranty for the solar panels that we manufacture for defects in materials and workmanship. The warranty provides that we will repair or replace any defective solar panels during the warranty period. In addition, we pass through to customers long-term warranties from the original equipment manufacturers of certain system components, such as inverters. Warranties of 25 years from solar panel suppliers are standard in the solar industry, while certain system components carry warranty periods ranging from 5 to 20 years.

The warranty excludes system output shortfalls attributable to force majeure events, customer curtailment, irregular weather, and other similar factors. In the event that the system output falls below the warrantied performance level during the applicable warranty period, and provided that the shortfall is not caused by a factor that is excluded from the performance warranty, the warranty provides that we will pay the customer a liquidated damage based on the value of the shortfall of energy produced relative to the applicable warrantied performance level.

We maintain reserves to cover the expected costs that could result from these warranties. Our expected costs are generally in the form of product replacement or repair. Warranty reserves are based on our best estimate of such costs and are recognized as a cost of revenue. We continuously monitor product returns for warranty failures and maintain a reserve for the related warranty expenses based on various factors including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and data on industry averages for similar products. Due to the potential for variability in these underlying factors, the difference between our estimated costs and our actual costs could be material to our combined financial statements. If actual product failure rates or the frequency or severity of reported claims differ from our estimates or if there are delays in our responsiveness to outages, we may be required to revise our estimated warranty liability. Historically, warranty costs have been within our expectations (see Note 8. Commitments and Contingencies).

Revenue Recognition

We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. In determining the transaction price for revenue recognition, the Company evaluates whether the price is subject to refund or adjustment in determining the consideration to which the Company expects to be entitled. There are no rights of return; however, the Company may be required to pay consideration to the customer in certain instances of delayed delivery. The Company then allocates the transaction price to each distinct performance obligation based on their relative standalone selling price. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.

Cost of Revenue

Cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and includes associated warranty costs and other costs.

Shipping and Handling Costs

We account for shipping and handling activities related to contracts with customers as costs to fulfill our promise to transfer goods and, accordingly, record such costs in cost of revenue.

Taxes Collected from Customers and Remitted to Governmental Authorities

We exclude from our measurement of transaction prices all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers. Accordingly, such tax amounts are not included as a component of revenue or cost of revenue.

Stock-Based Compensation

The Company’s employees have historically participated in Parent’s stock-based compensation plans. Stock-based compensation expense has been allocated to the Company based on the awards and terms previously granted to the Company’s employees as well as an allocation of Parent’s corporate and shared functional employee expenses. The stock-based compensation expense is based on the measurement date fair value of the award and is recognized only for those awards expected to meet the service and performance vesting conditions on a straight-line basis over the requisite service period of the award. Stock-based compensation expense is determined at the aggregate grant level for service-based awards and at the individual vesting tranche level for awards with performance and/or market conditions. The forfeiture rate is estimated based on Parent’s historical experience.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense totaled approximately $3.1 million and $0.8 million in fiscal 2019 and 2018, respectively.

Research and Development Expense

Research and development expense consists primarily of salaries and related personnel costs, depreciation and the cost of solar cell and solar panel materials. All research and development costs are expensed as incurred.

Restructuring Charges

The Company records charges associated with Parent-approved restructuring plans to reorganize one or more of the Company’s business segments, to remove duplicative headcount and infrastructure associated with business acquisitions or to simplify business processes and accelerate innovation. Restructuring charges can include severance costs in connection with the termination of a specified number of employees, infrastructure charges to vacate facilities and consolidate operations, and contract cancellation costs. The Company records restructuring charges based on estimated employee terminations and site closure and consolidation plans. The Company accrues for severance and other employee separation costs under these actions when it was probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements.

Translation of Foreign Currency

The Company and certain of its subsidiaries use their respective local currency as their functional currency. Accordingly, foreign currency assets and liabilities are translated using exchange rates in effect at the end of the period. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in “Accumulated other comprehensive loss” in the Combined Balance Sheets. Foreign subsidiaries that use the U.S. dollar as their functional currency remeasure monetary assets and liabilities using exchange rates in effect at the end of the period. Exchange gains and losses arising from the remeasurement of monetary assets and liabilities are included in “Other, net” in the Combined Statements of Operations. Non-monetary assets and liabilities are carried at their historical values.

We include gains or losses from foreign currency transactions in “Other, net” in the Combined Statements of Operations with the other hedging activities described in Note 12. Derivative Financial Instruments.

Concentration of Credit Risk

We are exposed to credit losses in the event of nonperformance by the counterparties to our financial and derivative instruments. Financial and derivative instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents, investments, accounts receivable, advances to suppliers, and foreign currency forward contracts. Our investment policy requires cash and cash equivalents and investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer.

We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary. We maintain an allowance for doubtful accounts based on the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends. We believe that our concentration of credit risk is limited because of our large number of customers, credit quality of the customer base, small account balances for most of these customers, and customer geographic diversification. During fiscal 2019 and 2018, we recorded revenues of $426.5 million and $388.5 million, or 35.6% and 42.6% of total revenue, respectively, representing the sale of solar modules to Parent based on transfer prices determined based on management’s assessment of market-based pricing terms. Except for revenue transactions with Parent, as of December 29, 2019 and December 30, 2018, we had no customers that accounted for at least 10% of revenue. As of December 29, 2019 and December 30, 2018, Parent accounted for 33.7% and 28.2% of accounts receivable, respectively. Two additional customers individually accounted for 20.4% and 13.6% of accounts receivable as of December 29, 2019, and one additional customer accounted for 12.6% of accounts receivable as of December 30, 2018. No other customers accounted for 10% or more of accounts receivable.

We have entered into agreements with vendors that specify future quantities and pricing of polysilicon to be supplied for the next three years. The purchase prices required by these polysilicon supply agreements are significantly higher than current market prices for similar materials. Under certain agreements, we were required to make prepayments to the vendors over the terms of the arrangements.

Income Taxes

The Company’s operations have historically been included in the tax returns filed by the respective Parent entities of which the Company’s businesses are a part. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate return basis as if the Company filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company were a separate taxpayer and a standalone enterprise for the period presented. Current income tax liabilities related to entities which file jointly with Parent are assumed to be immediately settled with Parent and are relieved through Net Parent investment in the Combined Balance Sheets and the Net Parent contribution in the Combined Statements of Cash Flows.

The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The Company records accruals for uncertain tax positions when the Company believes that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company makes adjustments to these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes include the effects of adjustments for uncertain tax positions, as well as any related interest and penalties.

As applicable, interest and penalties on tax contingencies are included in “Benefit from (provision for) income taxes” in the Combined Statements of Operations and such amounts were not material for the period presented. In addition, foreign exchange gains (losses) may result from estimated tax liabilities, which are expected to be settled in currencies other than the U.S. dollar.

The Tax Cuts and Jobs Act of 2017 (the “Tax Act”) also included a provision to tax Global Intangible Low-Taxed Income (“GILTI”) of foreign subsidiaries in excess of a deemed return on their tangible assets. Pursuant to the SEC guidance on accounting for the Tax Act, corporations are allowed to make an accounting policy election to either (i) recognize the tax impact of GILTI as a period cost (the “period cost method”) or (ii) account for GILTI in the corporation’s measurement of deferred taxes (the “deferred method”). In the fourth quarter of the fiscal year 2018, we elected to recognize the tax impact of GILTI as a period cost.

Investments in Equity Interests

Investments in entities in which we can exercise significant influence, but do not own a majority equity interest or otherwise control, are accounted for under the equity method. We record our share of the results of these entities as “Equity in earnings (losses) of unconsolidated investees” on the Combined Statements of Operations. We monitor our investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the entities and record reductions in carrying values when necessary. The fair value of privately-held investments is estimated using the best available information as of the valuation date, including current earnings trends, undiscounted cash flows, and other company specific information, including recent financing rounds (see Note 5. Balance Sheet Components and Note 6. Fair Value Measurements).

Variable Interest Entities (“VIE”)

We regularly evaluate our relationships and involvement with unconsolidated VIEs and our other equity and cost method investments, to determine whether we have a controlling financial interest in them or have become the primary beneficiary, thereby requiring us to consolidate their financial results into our financial statements. If we determine that we hold a variable interest, we then evaluate whether we are the primary beneficiary. If we determine that we are the primary beneficiary, we will consolidate the VIE. The determination of whether we are the primary beneficiary is based upon whether we have the power to direct the activities that most directly impact the economic performance of the VIE and whether we absorb any losses or receive any benefits that would be potentially significant to the VIE.

Noncontrolling Interests

Noncontrolling interests represents the portion of net assets in consolidated subsidiaries that are not attributable, directly or indirectly, to us and are presented as a separate component within Equity in the Combined Balance Sheets. Net losses attributable to the non-controlling interests are recorded within “Net (gain) loss attributable to noncontrolling interests” in the Combined Statements of Operations.

Recently Adopted Accounting Pronouncements

In October 2018, the Financial Accounting Standard Board (“FASB”) issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes, which permits the use of the Overnight Index Swap Rate based on the Secured Overnight Financing Rate as a fifth U.S. benchmark interest rate for purposes of hedge accounting. The new guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years and should be applied prospectively for qualifying new or re-designated hedging relationships entered into after December 31, 2018. We adopted the new guidance on December 31, 2018. The adoption did not have an impact on our combined financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) which changes the fair value measurement disclosure requirements of ASC 820. The guidance adds and clarifies certain disclosure requirements for fair value measurements with the objective of improving the effectiveness of disclosures in the notes to financial statements. The adoption did not have an impact on our combined financial statements.

In February 2016, the FASB issued ASC 842, which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASC 842 requires lessees to recognize a lease liability and a ROU asset for virtually all of their leases (other than leases that meet the definition of a short-term lease). ASC 842 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. In July 2018, the FASB issued several ASUs to clarify and improve certain aspects of the new lease standard including, among many other things, the rate implicit in the lease, lessee reassessment of lease classification, variable payments that depend on an index or rate, and methods of transition including an optional transition method to continue recognizing and disclosing leases entered into prior to the adoption date under ASC 840. In December 2018, the FASB issued ASU 2018-20, Leases (Topic 842) Narrow-Scope Improvements for Lessors, related to sales taxes and other similar taxes collected from lessees, certain lessor costs paid by lessees to third parties, and related to recognition of variable payments for contracts. On December 31, 2018, we adopted ASC 842 using the optional transitional method for all leases that existed at or commenced before that date. We elected to apply the practical expedients in ASC 842-10-65-1 (f) and (g), and therefore:

(1) did not reassess expired contracts for presence of lease components therein and if it was already concluded that such contracts had lease components, then the classification of the respective lease components therein have not been re-assessed;

(2) did not re-assess initial direct costs for any existing leases;

(3) used hindsight for determining the lease term for all leases whereon ASC 842 has been applied;

(4) elected to not separate the lease and non-lease components;

(5) elected to not apply the recognition and measurement requirements of the new guidance to short-term leases;

(6) did not assess whether existing or expired land easements that were not previously assessed under legacy guidance on leases are or contain a lease under the new guidance;

The adoption of ASC 842 impacted our Combined Balance Sheet as the standard requires us to recognize a ROU asset and lease liability on our Combined Balance Sheet as of December 30, 2018, for all existing leases other than those to which we have applied the short-term lease practical expedient.

Impact to Combined Financial Statements

The below table shows the impact of adoption of ASC 842 on our combined financial statements as of December 31, 2018:

(In thousands)	December 31, 2018	Adoption of ASC 842	December 31, 2018
Assets:
Operating lease right-of-use assets	$—	$13,139	$13,139
Current liabilities:
Accrued liabilities	97,008	(1,036)	95,972
Operating lease liabilities	—	2,913	2,913
Non-current liabilities:
Operating lease liabilities, net of current portion	—	12,309	12,309
Other long-term liabilities	89,575	(1,047)	88,528

Recent Accounting Pronouncements Not Yet Adopted

For the following accounting pronouncements, the Company has assumed public company transition timeline in anticipation of the proposed separation plan.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for us no later than the first quarter of fiscal 2021. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. We are currently evaluating the impacts of the provisions of ASU 2019-12 on our financial statements and disclosures.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, which (1) clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under Topic 606; (2) adds unit-of-account guidance in Topic 808 to align with the guidance in Topic 606; and (3) requires that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting the transaction together with revenue recognized under Topic 606 is precluded if the collaborative arrangement participant is not a customer. This ASU is effective for us no later than the first quarter of fiscal 2020 on a retrospective basis with early adoption permitted. We do not expect a material impact on our financial statements and disclosures upon adoption.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements) and also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. This ASU is effective for us no later than the first quarter of fiscal 2020 on a retrospective basis with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. We do not expect a material impact on our financial statements and disclosures upon adoption.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), requiring a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. This ASU is effective for us no later than the first quarter of fiscal 2020 with early adoption permitted. This ASU can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. We do not expect a material impact on our financial statements and disclosures upon adoption.

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20), to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. This ASU is effective for us no later than the first quarter of fiscal 2020 with early adoption permitted. We do not expect a material impact on our financial statements and disclosures upon adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and subsequent amendment to the initial guidance: ASU 2018-19 (collectively, Topic 326). Topic 326 requires measurement and recognition of expected credit losses for financial assets held. Topic 326 is effective for us no later than the first quarter of fiscal 2020 with early adoption permitted. We do not expect a material impact on our financial statements and disclosures upon adoption. We will continue to actively monitor the impact of the COVID-19 pandemic on expected credit losses.

NOTE 3. TRANSACTIONS WITH TOTAL AND TOTAL S.A.

In June 2011, Total Energies Nouvelles Activités USA (“Total”), a subsidiary of Total S.A. (“Total S.A.”), completed a cash tender offer to acquire 60% of SunPower Corporation’s outstanding shares of common stock. In December 2011, SunPower Corporation entered into a Private Placement Agreement with Total (the “Private Placement Agreement”), under which Total purchased additional shares of SunPower Corporation common stock, thereby increasing Total’s ownership to approximately 66% of SunPower Corporation’s outstanding common stock as of that date. As of December 29, 2019 and December 30, 2018, through the increase of SunPower Corporation’s total outstanding common stock due to the exercise of warrants and issuance of restricted and performance stock units, Total’s ownership of SunPower Corporation’s outstanding common stock was approximately 47% and 56%, respectively. As of March 29, 2020, ownership of SunPower Corporation’s outstanding common stock by Total S.A. and its affiliates was approximately 50%. As of December 29, 2019 and December 30, 2018, we were partially owned by Total through its ownership of our Parent, SunPower Corporation.

The following related party balances and amounts are associated with transactions entered into with Total and its affiliates:

	As of
(In thousands)	December 29, 2019	December 30, 2018
Accounts receivable	$2,734	$603
Accounts payable[1]	4,921	—
Contract liabilities, current portion[1,2]	18,786	18,408
Contract liabilities, net of current portion[2]	35,427	45,258

[1]

In connection with obtaining solar module supplies related to two solar projects, we incurred charges of $4.9 million and $1.2 million, respectively, that will be paid directly to Total in fiscal year 2020.

[2]	Refer to Note 8. Commitments and Contingencies—Advances from Customers.

	Fiscal Year Ended
(In thousands)	December 29, 2019	December 30, 2018
Revenue	$33,371	$27,785
Cost of revenue	23,078	23,473
Interest expense incurred on the 4.00% debentures acquired by Total	4,000	4,000

Supply Agreements

In November 2016, Parent and Total entered into a four-year, up to 200 megawatt (“MW”) supply agreement to support the solarization of certain Total facilities. The agreement covers the supply of 150 MW of Maxeon 2 panels with an option to purchase up to another 50 MW of Performance Series (“P-Series”) solar panels. In March 2017, we received a prepayment totaling $88.5 million. The prepayment is secured by certain of Parent and Maxeon Solar’s assets located in the United States and in Mexico, respectively.

We recognize revenue for the solar panels supplied under this arrangement consistent with our revenue recognition policy for solar power components at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts. In the second quarter of fiscal 2017, we started to supply Total with solar panels under the supply agreement and as of December 29, 2019 and December 30, 2018, we had $17.6 million and $18.4 million, respectively, of “Contract liabilities, current portion”, and $35.4 million and $45.3 million, respectively, of “Contract liabilities, net of current portion” on our Combined Balance Sheets related to the aforementioned supply agreement (see Note 8. Commitments and Contingencies).

In March 2018, we and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 3.42 MW of photovoltaic (“PV”) modules to Total for a development project in Chile. This agreement provided for payment from Total in the amount of approximately $1.3 million, 10% of which was paid upon execution of the agreement.

On January 7, 2019, we and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 3.7 MW of PV modules to Total for a ground-mounted PV installation in Dubai. This agreement provided for payment from Total in the amount of approximately $1.4 million, 10% of which was received after execution of the agreement.

On March 4, 2019, we and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 10 MW of PV modules to Total for commercial rooftop PV installations in Dubai. This agreement provided for payment from Total in the amount of approximately $3.2 million, 10% of which was received in April 2019.

In December 2019, we and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 93 MW of PV modules to Total for commercial PV modules in France. This agreement provided for payment from Total in the amount of approximately $38.4 million, 10% of which was received in December 2019.

4.00% Debentures Due 2023

In December 2015, Parent issued the 4.00% debentures due 2023. An aggregate principal amount of $100.0 million of the 4.00% debentures due 2023 were acquired by Total. The Combined Statements of Operations includes $4.0 million in interest expense related to interest charges incurred on the 4.00% debentures due 2023. See Note 1. Background and Basis for Presentation for additional details related to the 4.00% debentures due 2023.

Affiliation Agreement

Parent and Total have entered into an Affiliation Agreement that governs the relationship between Total and Parent (the “Affiliation Agreement”). Until the expiration of a standstill period specified in the Affiliation Agreement (the “Standstill Period”), and subject to certain exceptions, Total, Total S.A., and any of their respective affiliates and certain other related parties (collectively, the “Total Group”) may not effect, seek, or enter into discussions with any third party regarding any transaction that would result in the Total Group beneficially owning Parent’s shares in excess of certain thresholds, or request Parent or its independent directors, officers or employees, to amend or waive any of the standstill restrictions applicable to the Total Group. The Standstill Period ends when Total holds less than 15% ownership of Parent.

The Affiliation Agreement imposes certain limitations on the Total Group’s ability to seek to effect a tender offer or merger to acquire 100% of the outstanding voting power of Parent and imposes certain limitations on the Total Group’s ability to transfer 40% or more of the outstanding shares or voting power of Parent to a single person or group that is not a direct or indirect subsidiary of Total S.A. During the Standstill Period, no member of the Total Group may, among other things, solicit proxies or become a participant in an election contest relating to the election of directors to Parent’s Board of Directors.

The Affiliation Agreement provides Total with the right to maintain its percentage ownership in connection with any new securities issued by Parent, and Total may also purchase shares on the open market or in private transactions with disinterested stockholders, subject in each case to certain restrictions.

The Affiliation Agreement also imposes certain restrictions with respect to the ability of Parent and its board of directors to take certain actions, including specifying certain actions that require approval by the directors other than the directors appointed by Total and other actions that require stockholder approval by Total.

NOTE 4. REVENUE FROM CONTRACTS WITH CUSTOMERS

During the years ended December 29, 2019 and December 30, 2018, we recognized revenue for sales of modules and components from contracts with customers of $1.2 billion and $0.9 billion, respectively. We recognize revenue for sales of modules and components at the point that control transfers to the customer, which typically occurs upon shipment or delivery to the customer, depending on the terms of the contract. Payment terms are typically between 30 and 45 days.

Contract Assets and Liabilities

Contract assets consist of unbilled receivables which represent revenue that has been recognized in advance of billing the customer. During the years ended December 29, 2019 and December 30, 2018, the decreases in contract assets of $0.3 million and $1.2 million, respectively, were primarily due to billings of previously unbilled accounts receivable. Contract liabilities consist of deferred revenue and customer advances, which represent consideration received from a customer prior to transferring control of goods or services to the customer under the terms of a sales contract. During the years ended December 29, 2019 and December 30, 2018, the increases in contract liabilities of $6.5 million and $1.8 million, respectively, were primarily due to additional customer advances offset by utilization of contract liabilities previously recorded. During the years ended December 29, 2019 and December 30, 2018, we recognized revenue of $33.7 million and $33.0 million that was included in contract liabilities as of December 30, 2018 and December 31, 2017, respectively.

We had entered into contracts with customers for the future sale of modules and components for an aggregate transaction price of $296.9 million and $368.0 million in December 29, 2019 and December 30, 2018, respectively, the substantial majority of which we expect to recognize as revenue within the next year.

NOTE 5. BALANCE SHEET COMPONENTS

Accounts Receivable, Net

	As of
(In thousands)	December 29, 2019	December 30, 2018
Accounts receivable, gross[1]	$153,633	$78,656
Less: allowance for doubtful accounts	(2,767)	(4,250)
Less: allowance for sales returns	(501)	(604)

Accounts receivable, net	$150,365	$73,802

[1]

In December 2018 and May 2019, Parent entered into factoring arrangements with two separate third-party factor agencies related to our accounts receivable from customers in Europe. As a result of these factoring arrangements, title of certain accounts receivable balances was transferred to third-party vendors, and both arrangements were accounted for as a sale of financial assets given effective control over these financial assets has been surrendered. As a result, these financial assets have been excluded from our Combined Balance Sheets. In connection with the factoring arrangements, we sold accounts receivable invoices amounting to $119.4 million and $26.3 million in fiscal 2019 and 2018, respectively. As of December 29, 2019 and December 30, 2018, total uncollected accounts receivable from end customers under both arrangements were $11.6 million and $21.0 million, respectively.

(in thousands)	Balance at Beginning of Period	Charges (Releases) to Expense	Deductions	Balance at End of Period
Allowance for doubtful accounts
Year ended December 29, 2019	$4,250	$353	$(1,836)	$2,767
Year ended December 30, 2018	$5,350	$252	$(1,351)	$4,250
Allowance for sales returns
Year ended December 29, 2019	604	(104)	—	501
Year ended December 30, 2018	657	(53)	—	604

Inventories

	As of
(In thousands)	December 29, 2019	December 30, 2018
Raw materials	$18,864	$42,591
Work-in-process	62,054	85,772
Finished goods	113,943	94,454

Inventories	$194,852	$222,817

Prepaid Expenses and Other Current Assets

	As of
(In thousands)	December 29, 2019	December 30, 2018
VAT receivables, current portion	$4,997	$6,607
Derivative financial instruments	1,002	729
Other receivables	23,835	16,672
Other prepaid expenses and other current assets	8,535	7,779

Prepaid expenses and other current assets	$38,369	$31,787

Other Intangible Assets, Net

(in thousands)	Gross	Accumulated Amortization	Net
As of December 29, 2019
Patents and purchased technology	$36,527	$(31,435)	$5,092

	$36,527	$(31,435)	$5,092

As of December 30, 2018
Patents and purchased technology	$36,527	$(24,367)	$12,160

	$36,527	$(24,367)	$12,160

Aggregate amortization expense for intangible assets totaled $7.3 million and $7.2 million for fiscal years 2019 and 2018, respectively.

As of December 29, 2019, the estimated future amortization expense related to intangible assets with finite useful lives is as follows:

(In thousands)	Amount
Fiscal Year Ended
2020	4,991
Thereafter	101

Total future amortization expense	$5,092

Property, Plant and Equipment, Net

	As of
(In thousands)	December 29, 2019	December 30, 2018
Manufacturing equipment	$131,332	$95,857
Land and buildings	137,723	134,947
Leasehold improvements	99,165	113,133
Solar power systems	1,326	1,340
Computer equipment	30,039	29,566
Furniture and fixtures	2,662	3,383
Construction-in-process	12,500	8,260

Property, plant and equipment, gross	414,747	386,486
Less: accumulated depreciation	(133,547)	(100,746)

Property, plant and equipment, net	$281,200	$285,740

Impairment of Manufacturing Assets

In the second quarter of fiscal 2018, Parent announced its proposed plan to transition its corporate structure into upstream and downstream business units, and its long-term strategy to upgrade its IBC technology to Maxeon 5. Accordingly, Parent expected to upgrade the equipment associated with its manufacturing operations for the production of Maxeon 5 over the next several years. In connection with these planned changes that would impact the utilization of its manufacturing assets, continued pricing challenges in the industry, as well as the then ongoing uncertainties associated with the Section 201 trade case, Parent determined indicators of impairment existed and therefore performed a recoverability test by estimating future undiscounted net cash flows expected to be generated from the use of these asset groups. Based on its fixed asset investment recoverability test performed, Parent determined that its estimate of future undiscounted net cash in-flows was insufficient to recover the carrying value of the upstream business unit’s assets and consequently performed an impairment analysis by comparing the carrying value of the asset group to its estimated fair value.

Consistent with its accounting practices, in estimating the fair value of the long-lived assets, Parent made estimates and judgments that it believes reasonable market participants would make. The impairment evaluation utilized a discounted cash flow analysis inclusive of assumptions for forecasted profit, operating expenses, capital expenditures, remaining useful life of its manufacturing assets, and a discount rate, as well as market and cost approach valuations performed by a third-party valuation specialist, all of which require significant judgment by Parent management. In accordance with this evaluation, Parent recognized a non-cash impairment charge of $369.2 million during its fiscal quarter ended July 1, 2018. Out of Parent’s impairment charge, the Company recognized $367.9 million, of which $354.8 million, $12.8 million, and $0.3 million were allocated to “Impairment of manufacturing assets”, “Research and development” and “Sales, general and administrative”, respectively, in the Company’s Combined Statements of Operations for the year ended December 30, 2018. There were no significant impairment charges recorded in fiscal year 2019.

Other Long-term Assets

	As of
(In thousands)	December 29, 2019	December 30, 2018
Equity investments without readily determinable fair value	$7,860	$8,389
Equity method investments	26,533	32,784
Deferred tax assets	8,927	10,409
Other	9,730	14,204

Other long term assets	$53,050	$65,786

Accrued Liabilities

	As of
(In thousands)	December 29, 2019	December 30, 2018
Employee compensation and employee benefits	$19,547	$17,955
Short-term warranty reserves	10,111	8,403
Restructuring reserve	515	4,973
VAT payables	6,390	8,169
Derivative financial instruments	1,962	1,161
Legal expenses	5,265	8,081
Taxes payable	13,826	13,404
Liability due to supply agreement	28,031	28,045
Other	6,923	6,818

Accrued liabilities	$92,570	$97,008

Other Long-term Liabilities

	As of
(In thousands)	December 29, 2019	December 30, 2018
Long-term warranty reserves	$26,954	$42,351
Long-term liability due to supply agreement	—	25,630
Unrecognized tax benefits	12,849	10,332
Long-term security deposit payable	2,728	2,700
Long-term deferred rent liability	—	1,521
Deferred tax liability	337	866
Long-term pension liability	3,003	894
Other	655	5,281

Other long-term liabilities	$46,526	$89,575

Accumulated Other Comprehensive Loss

	As of
(In thousands)	December 29, 2019	December 30, 2018
Cumulative translation adjustment	$(9,462)	$(8,808)
Unrecognized gain on long-term pension liability adjustment	3,102	4,964
Derivatives	(1,258)	(164)

Accumulated other comprehensive loss	$(7,618)	$(4,008)

NOTE 6. FAIR VALUE MEASUREMENTS

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement (observable inputs are the preferred basis of valuation):

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1.

•	Level 3—Prices or valuations that require management inputs that are both significant to the fair value measurement and unobservable.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

We measure certain assets and liabilities at fair value on a recurring basis. There were no transfers between fair value measurement levels during the presented period. We did not have any assets or liabilities measured at fair value on a recurring basis requiring Level 3 inputs as of December 29, 2019 or December 30, 2018.

The following table summarizes our assets and liabilities measured and recorded at fair value on a recurring basis as of December 29, 2019 and December 30, 2018:

	December 29, 2019		December 30, 2018
(In thousands)	Total Fair Value	Level 2	Total Fair Value	Level 2
Assets
Prepaid expenses and other current assets
Derivative financial instruments (Note 12)	$1,002	$1,002	$729	$729

Total assets	$1,002	$1,002	$729	$729

Liabilities
Accrued liabilities
Derivative financial instruments (Note 12)
Total liabilities	$1,962	$1,962	$1,161	$1,161

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

We measure certain investments and non-financial assets (including property, plant and equipment) at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such asset is impaired below its recorded cost. As of December 29, 2019 and December 30, 2018, there were no such items recorded at fair value, with the exception of our property, plant and equipment (see Note 5. Balance Sheet Components) and certain non-marketable equity investments.

Held-to-Maturity Debt Securities

Our debt securities, classified as held-to-maturity, are Philippine government bonds that we maintain as collateral for business transactions within the Philippines. These bonds have various maturity dates and are classified as “Restricted long-term marketable securities” on our Combined Balance Sheets. As of December 29, 2019 and December 30, 2018, these bonds had a carrying value of $6.2 million and $6.0 million, respectively. We record such held-to-maturity investments at amortized cost based on our ability and intent to hold the securities until maturity. We monitor for changes in circumstances and events that would affect our ability and intent to hold such securities until the recorded amortized costs are recovered. No other-than-temporary impairment loss was incurred during the period presented. The held-to-maturity debt securities were categorized in Level 2 of the fair value hierarchy.

Non-Marketable Equity Investments

Our non-marketable equity investments are securities in privately-held companies without readily determinable market values. On January 1, 2018, we adopted ASU 2016-01 and elected to adjust the carrying value of our non-marketable equity securities to cost less impairment, adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. Non-marketable equity securities are classified within Level 3 in the fair value hierarchy because we estimate the value based on valuation methods using a combination of observable and unobservable inputs including valuation ascribed to the issuing company in subsequent financing rounds, volatility in the results of operations of the issuers and rights and obligations of the securities we hold. As of December 29, 2019 and December 30, 2018, we had $7.9 million and $8.4 million in investments accounted for under the measurement alternative method, respectively.

Equity Method Investments

Our investments accounted for under the equity method are described in Note 9. Equity Investments. We monitor these investments, which are included within “Other long-term assets” in our Combined Balance Sheets, for impairment and record reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include Level 3 measurements such as the valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market prices, and declines in the results of operations of the issuer.

NOTE 7. RESTRUCTURING

February 2018 Restructuring Plan

During the first quarter of fiscal 2018, Parent adopted a restructuring plan and began implementing initiatives to reduce operating expenses and cost of revenue overhead in light of the known shorter-term impact of U.S. tariffs imposed on PV solar cells and modules pursuant to Section 201 of the Trade Act of 1974 and Parent’s broader initiatives to control costs and improve cash flow. In connection with the plan, Parent expects between 150 and 250 non-manufacturing employees to be affected, representing approximately 3% of its global workforce, with a portion of those employees exiting from us as part of a voluntary departure program. The changes to the workforce will vary by country, based on local legal requirements and consultations with employee works councils and other employee representatives, as appropriate.

The restructuring activities are substantially complete, and any remaining costs to be incurred are not expected to be material. We have incurred cumulative costs of $5.4 million as of December 29, 2019.

December 2016 Restructuring Plan

During the fourth quarter of fiscal 2016, Parent adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of the Philippine-based Fab 2 manufacturing facility. There were charges of $1.8 million related to this plan recorded during fiscal year 2018 and charges during 2019 were not material. The restructuring activities were substantially complete as of the second quarter of fiscal 2018, and any remaining costs to be incurred are not expected to be material. Cumulative costs incurred under this plan were $157.4 million as of December 29, 2019.

Legacy Restructuring Plans

Prior to fiscal 2016, Parent implemented approved restructuring plans to align with changes in the global solar market, which included the consolidation of our Philippine manufacturing operations, as well as actions to accelerate operating cost reduction and improve overall operating efficiency. These restructuring activities were substantially complete as of the second quarter of fiscal 2017, and any remaining costs to be incurred are not expected to be material. Cumulative costs incurred under these plans amounted to $164.3 million as of December 29, 2019.

The following table summarizes the period-to-date restructuring charges by plan recognized in our Combined Statements of Operations:

	Fiscal Year Ended
(In thousands)	December 29, 2019	December 30, 2018
February 2018 Restructuring Plan:
Severance and benefits	$(234)	$5,821
Other costs[1]	(299)	159

Total February 2018 Restructuring Plan	(533)	5,980

December 2016 Plan:
Severance and benefits		523
Lease and related termination costs		6
Other costs[1]	5	1,309

Total December 2016 Plan	5	1,838

Legacy Restructuring Plans:
Severance and benefits		(282)
Other costs[1]	11	230

Total Legacy Plan	11	(52)

Total restructuring charges	$(517)	$7,766

[1]	Other costs primarily represent associated legal and advisory services, and costs of relocating employees.

The following table summarizes the restructuring reserve movements during the years ended December 30, 2018 and December 29, 2019:

	Fiscal Year Ended
(In thousands)	December 31, 2017	Charges (Benefits)	Recovery (Payments)	December 30, 2018	Charges (Benefits)	Recovery (Payments)	December 29, 2019
February 2018 Restructuring Plan:
Severance and benefits	$—	$5,821	$(1,305)	$4,516	$(234)	$(4,062)	$220
Other costs[1]	—	159	(159)	—	(299)	299	—

Total February 2018 Restructuring Plan	—	5,980	(1,464)	4,516	(533)	(3,763)	220

December 2016 Plan:
Severance and benefits	54	523	(577)	—	—	—	—
Lease and related termination costs	—	6	(6)	—	—	—	—
Other costs[1]	43	1,309	(1,352)	—	5	(5)	—

Total December 2016 Plan	97	1,838	(1,935)	—	5	(5)	—

Legal Restructuring Plans:
Severance and benefits	662	(282)	4	384	—	(141)	243
Other costs[1]	6	230	(163)	73	11	(31)	53

Total Legacy Plan	668	(52)	(159)	457	11	(172)	296

Total restructuring charges	$765	$7,766	$(3,558)	$4,973	$(517)	$(3,941)	$515

[1]	Other costs primarily represent associated legal and advisory services, and costs of relocating employees.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Facility and Equipment Lease Commitments

We lease certain facilities under non-cancellable operating leases from third parties. As of December 29, 2019 and December 30, 2018, future minimum lease payments for facilities under operating leases were $28.3 million and $31.1 million, respectively, to be paid over the remaining contractual terms of up to 7.6 years. We also lease certain buildings, machinery and equipment under non-cancellable finance leases. As of December 29, 2019 and December 30, 2018, future minimum lease payments for assets under finance leases were $2.1 million and $2.8 million, respectively, to be paid over the remaining contractual terms of up to 3.4 years. Of the $2.1 million, $0.6 million is included in “Short-term debt” and $1.5 million is included in “Long-term debt” on the Combined Balance Sheets as of December 29, 2019.

We have disclosed quantitative information related to the lease contracts we have entered into as a lessee by aggregating the information based on the nature of the asset such that assets with similar characteristics and lease terms are shown within one single financial statement line item.

The table below presents the summarized quantitative information with regard to lease contracts we have entered into:

Fiscal Year Ended
(In thousands)	December 29, 2019
Operating leases:
Operating lease expense	$5,119
Rent expense	$5,119
Cash paid for amounts included in the measurement of lease liabilities
Cash paid for operating leases	5,259
Right-of-use assets obtained in exchange for lease obligations[1]	21,209
Weighted-average remaining lease term (in years) – operating leases	6.6
Weighted-average discount rate – operating leases	9%

[1]	Amounts for the year ended December 29, 2019, include the transition adjustment for the adoption of ASC 842 and new ROU asset addition. See Note 2. Summary of Significant Accounting Policies.

The following table presents our minimum future rental payments on operating leases placed in service as of December 29, 2019:

		Payments Due by Fiscal Period
(In thousands)	Total	2020	2021	2022	2023	2024	Thereafter
Minimum future rental payments	$28,267	$4,249	$4,177	$3,795	$3,903	$3,894	$8,249

Purchase Commitments

We purchase raw materials for inventory and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure goods and services based on specifications defined by us, or that establish parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule or adjust our requirements based on our business needs before firm orders are placed. Consequently, purchase commitments arising from these agreements are excluded from our disclosed future obligations under non-cancellable and unconditional commitments.

We also have agreements with several suppliers, including some of our non-consolidated investees, for the procurement of polysilicon, ingots, and wafers, as well as certain module-level power electronics and related equipment, which specify future quantities and pricing of products to be supplied by one vendor for periods of up to 2 years and provide for certain consequences, such as forfeiture of advanced deposits and liquidated damages relating to previous purchases, in the event that we terminate the arrangements or fail to satisfy our obligations under the agreements.

Future purchase obligations under non-cancellable purchase orders and long-term supply agreements as of December 29, 2019 are as follows:

(In thousands)	Fiscal 2020	Fiscal 2021	Fiscal 2022	Fiscal 2023	Thereafter	Total[1]
Future purchase obligations	$465,231	$38,054	$—	$—	$—	$503,285

[1]	Total future purchase obligations comprised of $154.7 million related to non-cancellable purchase orders and $348.6 million related to long-term supply agreements.

We expect that all obligations related to non-cancellable purchase orders for manufacturing equipment will be recovered through future cash flows of the solar cell manufacturing lines and solar panel assembly lines when such long-lived assets are placed in service. Factors considered important that could result in an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets, and significant negative industry or economic trends. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials and actual consumption of these ordered materials is regularly compared to expected demand. We anticipate total obligations related to long-term supply agreements for inventories, some of which (in the case of polysilicon) are at purchase prices significantly above current market prices for similar materials available in the market, will be recovered because the quantities required to be purchased are expected to be utilized in the manufacture and profitable sale of solar power products in the future based on our long-term operating plans. Additionally, in order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory in the marketplace at prices below our purchase price, thereby incurring a loss. The terms of the long-term supply agreements are reviewed annually by us and we assess the need for any accruals for estimated losses on adverse purchase commitments, such as lower of cost or net realizable value adjustments that will not be recovered by future sales prices, forfeiture of advanced deposits and liquidated damages, as necessary.

Advances to Suppliers

As noted above, we have entered into agreements with various vendors, and such agreements with two of our vendors are structured as “take or pay” contracts, that specify future quantities and pricing of products to be supplied. Certain agreements also provide for penalties or forfeiture of advanced deposits in the event we terminate the arrangements. Under certain agreements, we were required to make prepayments to the vendors over the terms of the arrangements. As of December 29, 2019 and December 30, 2018, advances to suppliers totaled $121.4 million and $171.5 million, respectively, of which $107.4 million and $37.8 million are classified as “Advances to suppliers, current portion” in our Combined Balance Sheets. One supplier accounted for 99.6% of total advances to suppliers as of December 30, 2018. One supplier accounted for 100.0% of total advances to suppliers as of December 29, 2019.

Advances from Customers

The estimated utilization of advances from customers included within “Contract liabilities, current portion” and “Contract liabilities, net of current portion” on our Combined Balance Sheets as of December 29, 2019 is as follows:

(In thousands)	Fiscal 2020	Fiscal 2021	Fiscal 2022	Fiscal 2023	Thereafter	Total
Estimated utilization of advances from customers	$77,998	$35,443	$173	$—	$—	$113,613

We have entered into other agreements with customers who have made advance payments for solar power products and systems. These advances will be applied as shipments of product occur. In November 2016, we and Total entered into a four-year, up to 200-MW supply agreement to support the solarization of Total facilities (see Note 3. Transactions with Total and Total S.A.); in March 2017, we received a prepayment totaling $88.5 million. As of December 29, 2019 and December 30, 2018, the advance payment from Total was $53.0 million and $63.7 million, respectively, of which $17.6 million and $18.4 million were classified as short-term in our Combined Balance Sheets, based on projected shipment dates.

Product Warranties

The following table summarizes accrued warranty activity for fiscal 2019 and 2018:

	Fiscal Year Ended
(In thousands)	2019	2018
Balance at the beginning of the period	$50,754	$51,332
Accruals for warranties issued during the period	10,571	13,362
Settlements and adjustments during the period	(24,260)	(13,940)

Balance at the end of the period	37,065	50,754

Liabilities Associated with Uncertain Tax Positions

Total liabilities associated with uncertain tax positions were $12.8 million and $10.3 million as of December 29, 2019 and December 30, 2018, respectively. These amounts are included within “Other long-term liabilities” in our Combined Balance Sheets as they are not expected to be paid within the next 12 months. Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement, if any, would be made for our liabilities associated with uncertain tax positions in Other long-term liabilities.

Defined Benefit Pension Plans

Parent maintain defined benefit pension plans for certain of our non-U.S. employees. Benefits under these plans are generally based on an employee’s years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances. The funded status of the pension plans, which represents the difference between the benefit obligation and fair value of plan assets, is calculated on a plan-by-plan basis. The benefit obligation and related funded status are determined using assumptions as of the end of each fiscal year. We recognize the overfunded or underfunded status of our pension plans as an asset or liability on our Combined Balance Sheets. As of December 29, 2019 and December 30, 2018, the underfunded status of our pension plans presented within “Other long-term liabilities” on our Combined Balance Sheets was $3.0 million and $0.9 million, respectively. The impact of transition assets and obligations and actuarial gains and losses are recorded within “Accumulated other comprehensive loss” and are generally amortized as a component of net periodic cost over the average remaining service period of participating employees. Total other comprehensive loss related to our benefit plans was $1.8 million for the year ended December 29, 2019 and total other comprehensive gain related to our benefit plans was $1.6 million for the year ended December 30, 2018. As these pension plans are maintained at one of our foreign entities, certain of our non-U.S. employees will continue to be part of these pension plans after the spin-off from our Parent.

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which the Company may agree to indemnify a third party to such arrangement from any losses incurred relating to the services they perform on behalf of the Company or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. Historically, payments made related to these indemnifications have been immaterial.

Similarly, the Company enters into contractual arrangements under which Parent or other third parties agrees to indemnify the Company for certain litigation and claims to which we are a party. As the exposure related to these claims are directly attributable to the Company’s historical operations, the Company has recognized a liability in the amount of $2.7 million and $9.7 million in the combined financial statements as of

December 29, 2019 and December 30, 2018, respectively, consistent with the Company’s recognition and measurement principles and assumptions. The Company has also separately recognized a receivable for the indemnity provided by Total of $1.1 million and $4.7 million as of December 29, 2019 and December 30, 2018, respectively. This receivable is recognized utilizing the same recognition and measurement principles and assumptions that were used to measure the liability. The liability and receivable balances are recorded in “Other long-term liabilities” and “Other long-term assets”, respectively, in the Combined Balance Sheets.

Legal Matters

We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations. In addition, under the Separation and Distribution Agreement we will enter into with Parent in connection with the spin-off, Parent has agreed to indemnify us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims and an offsetting receivable from Parent are reflected on our Combined Balance Sheets as of December 29, 2019 and December 30, 2018.

NOTE 9. EQUITY INVESTMENTS

Our equity investments consist of equity method investments and equity investments without readily determinable fair value.

Equity Method Investments

Dongfang Huansheng Photovoltaic (Jiangsu) Co., Ltd. (“Dongfang”)

In March 2016, we entered into an agreement with Dongfang Electric Corporation and Tianjin Zhonghuan Semiconductor Co., Ltd. to form Dongfang Huansheng Photovoltaic (Jiangsu) Co., Ltd., a jointly owned solar cell manufacturing facility to manufacture our P-Series modules in China. The joint venture is based in Yixing City in Jiangsu Province, China. In March 2016, we made an initial $9.2 million investment for a 15% equity ownership interest in the joint venture, which was accounted for under the cost method. In February 2017, we invested an additional $9.0 million which included an investment of $7.7 million and reinvested dividends of $1.3 million, bringing our equity ownership to 20% of the joint venture. In February and April 2018, we invested an additional $6.3 million and $7.0 million (net of $0.7 million of dividends reinvested), respectively, maintaining our equity ownership at 20% of the joint venture.

We have concluded that we are not the primary beneficiary of the joint venture because, although we are obligated to absorb losses and has the right to receive benefits, we alone do not have the power to direct the activities of the joint venture that most significantly impact its economic performance. We account for our investment in the joint venture using the equity method because we are able to exercise significant influence over the joint venture due to our board position. The Company is not contractually obligated to provide additional funding to the joint venture and therefore, the maximum exposure to loss is restricted to the carrying amount of the investment as disclosed on the Combined Balance Sheets.

Huaxia CPV (Inner Mongolia) Power Co., Ltd. (“CCPV”)

In December 2012, we entered into an agreement with Tianjin Zhonghuan Semiconductor Co. Ltd., Inner Mongolia Power Group Co. Ltd. and Hohhot Jinqiao City Development Company Co., Ltd. to form CCPV, a jointly owned entity to manufacture and deploy our low-concentration PV (“LCPV”) concentrator technology in Inner Mongolia and other regions in China. CCPV is based in Hohhot, Inner Mongolia. The establishment of the entity was subject to approval of the Chinese government, which was received in the fourth quarter of fiscal 2013. In December 2013, we made a $16.4 million equity investment in CCPV, for a 25% equity ownership.

We have concluded that we are not the primary beneficiary of CCPV because, although we are obligated to absorb losses and have the right to receive benefits, we alone do not have the power to direct the activities of CCPV that most significantly impact its economic performance. We account for our investment in CCPV using the equity method because we are able to exercise significant influence over CCPV due to our board position. Due to changes in certain facts and circumstances, in fiscal 2017, we impaired the entire amount of this investment.

Equity Investments without Readily Determinable Fair Value

Deca Technologies, Inc.

In September 2010, we entered into an agreement to purchase preferred shares of Deca Technologies, Inc., a subsidiary of Cypress Semiconductor, that commercializes a proprietary electronic system interconnect technology. The investment was intended to monetize our intellectual property and capabilities in an adjacent field and potential co-development opportunities in the future. Pursuant to the share purchase agreement, we are entitled to certain liquidation and conversion rights of holders of such preferred shares. Concurrent with the purchase agreement, we also entered into a lease and facility service agreement and license agreement. As of December 29, 2019 and December 30, 2018, our total equity investment in Deca Technologies, Inc. was $5.2 million.

Hohhot Huanju New Energy Development Co. Ltd.

In November 2015, we entered into an agreement with Zhonghuan Energy (Inner Mongolia) Co. and Apple Operations to form Hohhot Huan Ju New Energy Development Co., a jointly owned entity to develop, construct and operate a photovoltaic station up to 300 MW. Hohhot is based in Hohhot, Inner Mongolia. In December 2017, we made a $2.7 million equity investment in Hohhot, for a 4.6% equity ownership.

	As of
(In thousands)	December 29, 2019	December 30, 2018
Equity method investments	$26,533	$32,784
Equity investments without readily determinable fair value	7,860	8,389

Total equity investments	$34,393	$41,173

Related-party transactions with equity method investees are as follows:

	As of
(In thousands)	December 29, 2019	December 30, 2018
Accounts payable	$62,811	$7,982
Accrued liabilities	3,679	10,398

	As of
(In thousands)	December 29, 2019	December 30, 2018
Payments made to investees for products/services	$295,415	$80,150

NOTE 10. TRANSACTIONS WITH PARENT AND NET PARENT INVESTMENT

Sales to Parent

During fiscal 2019 and 2018, we had sales of $426.5 million and $388.5 million to Parent representing the sale of solar modules to Parent based on transfer prices determined based on management’s assessment of market-based pricing terms. Sales to Parent were recognized in line with our revenue recognition policy for sales to third-party customers, as discussed in Note 2. Summary of Significant Accounting Policies. As of December 29, 2019 and December 30, 2018, accounts receivable due from Parent related to these sales amounted to $51.8 million and $20.3 million, respectively.

Allocation of Corporate Expenses

As discussed in Note 2. Summary of Significant Accounting Policies, the Combined Statements of Operations and Comprehensive Loss include an allocation of general corporate expenses from Parent for certain management and support functions. These allocations amounted to $26.6 million and $18.8 million for fiscal 2019 and 2018, respectively, and are reflected in sales, general, and administration expenses. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the period presented. Allocated costs may differ from actual costs which would have been incurred if we had operated independently during the periods presented.

Our financial statements do not purport to reflect what results of operations, financial position, equity, or cash flows would have been if we had operated as a stand-alone company during the period presented. In December 2015, Parent issued 4.00% debentures due 2023, the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, $17.0 million of interest expense associated with the 4.00% debentures due 2023 is reflected in the Combined Statements of Operations and Comprehensive Loss for each of the periods ended December 29, 2019 and December 30, 2018.

Net Parent Investment

Net parent investment on the Combined Balance Sheets and Statements of Equity represents Parent’s historical investment in the Company, the net effect of transactions with and allocations from Parent and the Company’s accumulated earnings. As part of SunPower, the Company is dependent on Parent for its working capital and financing requirements as SunPower uses a centralized approach for cash management and financing of its operations. Parent provides funding for our operating and investing activities including pooled cash managed by Parent treasury to fund operating expenses and capital expenditures. Parent also directly collects our receivables. These activities are reflected as a component of net parent investment, and this arrangement is not reflective of the manner in which we would operate on a stand-alone business separate from Parent during the period presented. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level have been assigned to the Company in the combined financial statements. Net parent investment represents Parent’s interest in the recorded net assets of the Company. All significant transactions between the Company and Parent have been included in the accompanying combined financial statements. Transactions with Parent are reflected in the accompanying Combined Statements of Equity as “Net Parent contribution”.

Net Parent Contributions

The components of Net Parent contribution on the Combined Statements of Equity for the year ended December 29, 2019 and December 30, 2018 were as follows:

	Fiscal Year Ended
(In thousands)	December 29, 2019	December 30, 2018
General financing activities	$61,971	$152,239
Corporate allocations	26,096	18,822
Interest expense financed and paid by Parent	19,485	17,000
Stock-based compensation expense	7,135	8,580

Total Net Parent contributions per Combined Statement of Equity	$114,687	$196,641

A reconciliation of Net Parent contributions in the Combined Statements of Equity to the corresponding amount presented on the Combined Statements of Cash Flows for the period presented was as follows:

	Fiscal Year Ended
(In thousands)	December 29, 2019	December 30, 2018
Total Net Parent contribution per Combined Statements of Equity	$114,687	$196,641
Interest expense financed and paid by Parent	(19,485)	(17,000)
Stock-based compensation expense	(7,135)	(8,580)
Other	4,342	28

Total Net Parent contribution per Combined Statements of Cash Flows	$92,409	$171,089

NOTE 11. DEBT AND CREDIT SOURCES

In 2019, Parent entered into a Master Buyer Agreement, which entitles us to financing through HSBC Bank Malaysia Berhad to settle our outstanding vendor obligations. The agreement entitles us to combined financing of $25.0 million at an interest rate of 1.4% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. As of December 29, 2019, the face value of this outstanding debt was $22.0 million recorded in “Short-term debt” on the Combined Balance Sheet.

In June 2018, Parent entered into a Revolving Credit agreement which entitles us to import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days.

As of December 29, 2019 and December 30, 2018, the face value of this outstanding debt was $37.7 million and $39.1 million, respectively, recorded in “Short-term debt” on the Combined Balance Sheets, the total amount of which will mature in fiscal 2020. During the years ended December 29, 2019 and December 30, 2018, the Company recorded interest expense of $1.7 million and $1.3 million, respectively, related to this debt, which is reported as interest expense on the Combined Statements of Operations.

In June 2012, Parent entered into an Onshore Foreign Currency Loan agreement through Bank of China (Malaysia) Berhad, which provides for the issuance, upon our request, of letters of credit to support our obligations. The agreement entitles us to combined financing of $10.0 million at an interest rate of 1.0% per annum over Cost of Funds Rate for a minimum financing tenor of 7 days and maximum financing tenor of 90 days. There was no amount outstanding related to this debt as of December 29, 2019 and December 30, 2018.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS

The following tables present information about our hedge instruments measured at fair value on a recurring basis as of December 29, 2019 and December 30, 2018 all of which utilize Level 2 inputs under the fair value hierarchy:

(In thousands)	Balance Sheet Classification	December 29, 2019	December 30, 2018
Assets:
Derivatives designated as hedging instruments:
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	$514	$—
Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	$488	$729

		$1,002	$729

Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward exchange contracts	Accrued liabilities	$461	$—
Foreign currency option contracts	Accrued liabilities	922	—

		$1,383	$—
Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Accrued liabilities	$579	$1,161

		$579	$1,161

	December 29, 2019
			Gross Amounts Not Offset in the Combined Balance Sheets, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$1,002	$1,002	$1,002
Derivative liabilities	1,962	1,962	1,962

	December 30, 2018
			Gross Amounts Not Offset in the Combined Balance Sheets, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$729	$729	$729
Derivative liabilities	1,161	1,161	1,161

Foreign Currency Exchange Risk

Non-Designated Derivatives Hedging Transaction Exposure

Derivatives not designated as hedging instruments consist of forward and option contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. Changes in exchange rates between our subsidiaries’ functional currencies and the currencies in which these assets and liabilities are denominated can create fluctuations in our reported combined financial position, results of operations and cash flows. As of December 29, 2019, to hedge balance sheet exposure, we held forward contracts with an aggregate notional value of $17.5 million. These foreign currency forward contracts have maturity of one month or less. As of December 30, 2018, to hedge balance sheet exposure, we held forward contracts with aggregate notional value of $11.4 million. These contracts matured in January 2019.

Credit Risk

Our option and forward contracts do not contain any credit-risk-related contingent features. We are exposed to credit losses in the event of nonperformance by the counterparties to these option and forward contracts. We enter into derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. In addition, we continuously evaluate the credit standing of our counterparties.

NOTE 13. INCOME TAXES

The Company’s income tax expense and deferred tax balances have been calculated on a separate return basis as if the Company filed its own tax returns, although its operations have been included in SunPower’s U.S. federal, state and foreign tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company were a separate taxpayer and a standalone enterprise for the period presented.

Benefit from (Provision for) Taxes

In the year ended December 29, 2019, our income tax expense of $10.1 million on a loss before income taxes and equity in earnings of unconsolidated investees of $161.0 million was primarily due to tax expenses in foreign jurisdictions that were profitable. In the year ended December 30, 2018, our income tax benefit of $1.1 million on a loss before income taxes and equity in earnings of unconsolidated investees of $602.2 million was primarily due to releases of valuation allowance in a foreign jurisdiction and tax reserves due to lapse of statutes of limitation offset by income tax expenses in foreign jurisdictions that were profitable.

The geographic distribution of loss from continuing operations before income taxes and equity in losses of unconsolidated investees and the components of provision for income taxes are summarized below:

	Fiscal Year Ended
(In thousands)	2019	2018
Geographic distribution of loss from continuing operations before income taxes and equity in losses of unconsolidated investees:
U.S. loss	$(219,498)	(498,488)
Non-U.S. income (loss)	58,452	(103,699)

Loss before income taxes and equity in losses of unconsolidated investees	$(161,046)	(602,187)

The (provision for) benefit from income taxes on earnings was as follows:

	Fiscal Year Ended
(In thousands)	2019	2018
(Provision for) benefit from income taxes:
Current tax benefit (expense)
Federal	$—	—
State	—	—
Foreign	(9,305)	(5,434)

Total current tax expense	(9,305)	(5,434)

Deferred tax benefit (expense)
Federal	—	—
State	—	—
Foreign	(817)	6,484

Total deferred tax (expense) benefit	(817)	6,484

(Provision for) benefit from income taxes	$(10,122)	1,050

The (provision for) benefit from income taxes differs from the amounts obtained by applying the statutory U.S. federal tax rate to income before taxes as shown below:

	Fiscal Year Ended
(In thousands)	2019	2018
Statutory rate	21%	21%
Tax benefit at U.S. statutory rate	$33,819	$126,459
Foreign rate differential	1,116	(21,914)
Foreign income inclusion in the U.S.	(4,366)	(48,998)
Change in valuation allowance	(38,627)	(56,553)
Unrecognized tax (expense) benefits	(2,424)	1,187
Other	360	869

(Provision for) benefit from income taxes	$(10,122)	$1,050

Deferred Tax Assets and Liabilities

Long-term deferred tax assets and liabilities are presented in the Combined Balance Sheets as follows:

	Fiscal Year Ended
(In thousands)	2019	2018
Deferred tax assets:
Net operating loss carryforwards	$142,052	96,329
Reserves and accruals	21,272	13,898
Fixed assets	1,684	2,657
Stock-based compensation—stock deductions	3,429	1,909

Total deferred tax assets	168,437	114,793
Valuation allowance	(152,654)	(100,301)

Total deferred tax assets, net of valuation allowance	15,783	14,492
Deferred tax liabilities:
Other intangible assets and accruals	(7,193)	(4,949)

Total deferred tax liabilities	(7,193)	(4,949)

Net deferred tax assets	$8,590	9,543

The Company generated federal and California state net operating losses of approximately $408.0 and $660.1 million, respectively. The federal and California state net operating losses will not be available on a carryforward basis because the U.S. corporation that generated them will not be a part of the Maxeon group. The Company’s deferred tax assets primarily relate to timing differences and net operating losses in France and Italy. The foreign net operating losses can be carried forward indefinitely and are available for offset against future tax liabilities.

We were subject to tax holidays in the Philippines where we manufacture our solar power products. Our most recent income tax holidays were granted as manufacturing lines were placed in service. Tax holidays in the Philippines reduce our tax rate to 0% from 30% through March 2020. Tax savings associated with the Philippines tax holidays were approximately $4.0 million and $3.4 million in fiscal years 2019 and 2018, respectively. We continue to qualify for a 5% preferential tax rate on gross income attributable to activities covered by our PEZA registrations. The Philippine net income attributable to all other activities will be taxed at the statutory Philippine corporate income tax rate, currently 30%.

We qualified for the auxiliary company status in Switzerland where we sell our solar power products. The auxiliary company status entitled us to a reduced tax rate of 11.5% in Switzerland from approximately 24.2%. Tax savings associated with the auxiliary company status were approximately $2.3 million and $1.8 million in fiscal years 2019 and 2018, respectively. The 2019 Federal Act and Tax Reform and AHV Financing (TRAF) removed privileged corporate tax regimes such preferential rate on auxiliary companies in Switzerland. Starting January 1, 2020, we expect our Swiss subsidiary to be taxed at an effective tax rate of 14%.

We are subject to a tax holiday in Malaysia where we manufacture our solar power products. Our current tax holiday in Malaysia was granted to our former joint venture AUOSP (now a wholly owned subsidiary). The tax holiday in Malaysia reduces our tax rate to 0% from 24% (through June 2021). Tax savings associated with the Malaysia tax holiday were approximately $3.9 million and $7.6 million in fiscal years 2019 and 2018, respectively.

Valuation Allowance

Our valuation allowance is related to deferred tax assets in the United States, Malta, South Africa, and Spain and was determined by assessing both positive and negative evidence. In determining whether it is more likely than not that deferred tax assets are recoverable, the assessment is required to be done on a jurisdiction by jurisdiction basis; we believe that sufficient uncertainty exists with regard to the realizability of these assets such that a valuation allowance is necessary. Factors considered in providing a valuation allowance include the lack of a significant history of consistent profits, the lack of consistent profitability in the solar industry, the limited capacity of carrybacks to realize these assets, and other factors. Based on the absence of sufficient positive objective evidence, we are unable to assert that it is more likely than not that we will generate sufficient taxable income to realize net deferred tax assets. Should we achieve a certain level of profitability in the future, we may be able to reverse the valuation allowance which would result in a non-cash income statement benefit. The increase in valuation allowance for fiscal year 2019 was $52.4 million.

Unrecognized Tax Benefits

Current accounting guidance contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits during fiscal 2019 and 2018 is as follows:

	Fiscal Year Ended
(In thousands)	December 29, 2019	December 30, 2018
Balance, beginning of year	$32,119	33,511
Additions/(decrease) for tax positions related to the current year	2,380	2,197
Additions/(decrease) for tax positions from prior years	—	—
Reductions for tax positions from prior years/statute of limitations expirations	(388)	(1,129)
Foreign exchange (gain) loss	(609)	(2,460)

Balance at end of the period	$33,502	32,119

Included in the unrecognized tax benefits at fiscal year 2019 and 2018 is $33.0 million and $31.6 million, respectively, that if recognized, would impact our effective tax rate. Certain components of the unrecognized tax benefits are recorded against deferred tax asset balances.

We believe that events that could occur in the next 12 months and cause a change in unrecognized tax benefits include, but are not limited to, the following:

•	commencement, continuation or completion of examinations of our tax returns by foreign taxing authorities; and

•	expiration of statutes of limitation on our tax returns.

The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Uncertainties include, but are not limited to, the impact of legislative, regulatory and judicial developments, transfer pricing and the application of withholding taxes. We regularly assess our tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which we do business. We determined that an estimate of the range of reasonably possible change in the amounts of unrecognized tax benefits within the next 12 months cannot be made.

Classification of Interests and Penalties

We accrue interest and penalties on tax contingencies which are classified as “(Provision for) benefit from income taxes” in our Combined Statements of Operations. Accrued interest as of December 29, 2019 and December 30, 2018 was approximately $0.9 million and $0.6 million, respectively. Accrued penalties were not material for the periods presented.

Tax Years and Examination

We file tax returns in each jurisdiction in which we are registered to do business. Maxeon Solar has not filed any tax returns in the United States nor is it expected to file any in the future because the headquarters will be domiciled outside of the United States. In many foreign countries in which we file tax returns, a statute of limitations period exists. After a statute of limitations period expires, the respective tax authorities may no longer assess additional income tax for the expired period. Similarly, we are no longer eligible to file claims for refund for any tax that we may have overpaid. The following table summarizes our major tax jurisdictions and the tax years that remain subject to examination by these jurisdictions as of December 29, 2019:

Tax Jurisdictions	Tax Years
Switzerland	2014 and onward
Philippines	2009 and onward
France	2016 and onward
Italy	2015 and onward

We are under tax examinations in various jurisdictions. We do not expect the examinations to result in a material assessment outside of existing reserves. If a material assessment in excess of current reserves results, the amount that the assessment exceeds current reserves will be a current period charge to earnings.

NOTE 14. STOCK-BASED COMPENSATION

Certain of the Company’s employees participate in stock-based compensation plans sponsored by Parent. Parent’s stock-based compensation plans include incentive compensation plans. All awards granted under the plans are based on Parent’s common shares and, as such, are reflected in Parent’s Consolidated Statements of Stockholders’ Equity and not in the Company’s Combined Statements of Equity. Stock-based compensation expense include expense attributable to the Company based on the awards and terms previously granted to the Company’s employees and an allocation of Parent’s corporate and shared functional employee expenses.

The following table summarizes the stock-based compensation expense by line item in the Combined Statements of Operations:

	Fiscal Year Ended
(In thousands)	2019	2018
Cost of revenue	$1,642	$2,605
Research and development	1,880	2,519
Sales, general and administrative	3,613	3,456

Total stock-based compensation expense	$7,135	$8,580

As of December 29, 2019 and December 30, 2018, the total unrecognized stock-based compensation related to outstanding restricted stock units was $16.3 million and $15.8 million, respectively, which we expect to recognize over a weighted-average period of 2.6 years and 2.5 years, respectively.

Equity Incentive Programs

Parent’s Stock-based Incentive Plans

During fiscal 2018 and 2019, Parent had two stock incentive plans applicable to our employees: (i) the Third Amended and Restated 2005 SunPower Corporation Stock Incentive Plan (“2005 Plan”) and (ii) the SunPower Corporation 2015 Omnibus Incentive Plan (“2015 Plan”). The 2005 Plan was adopted by Parent’s Board of Directors in August 2005, and was approved by stockholders in November 2005. The 2015 Plan, which subsequently replaced the 2005 Plan, was adopted by Parent’s Board of Directors in February 2015, and was approved by its stockholders in June 2015. On November 13, 2018, Parent filed post-effective amendments to registration statements associated with the 2005 Plan, among others, to deregister shares no longer required to be registered for issuance under those plans, as no new awards had been made and all options had been exercised or had expired.

The 2015 Plan allows for the grant of options, as well as grant of stock appreciation rights, restricted stock grants, restricted stock units and other equity rights. The 2015 Plan also allows for tax withholding obligations related to stock option exercises or restricted stock awards to be satisfied through the retention of shares otherwise released upon vesting. The 2015 Plan includes an automatic annual increase mechanism equal to the lower of three percent of the outstanding shares of all classes of Parent’s common stock measured on the last day of the immediately preceding fiscal year, 6 million shares, or such other number of shares as determined by Parent’s Board of Directors. In fiscal 2015, Parent’s Board of Directors voted to reduce the stock incentive plan’s automatic increase from 3% to 2%. Under the 2015 Plan, the restricted stock grants and restricted stock units typically vest in equal installments annually over three or four years.

The majority of shares issued are net of the minimum statutory withholding requirements that Parents pays on behalf of our employees. During both fiscal 2019 and 2018, Parent withheld 0.2 million shares to satisfy the employees’ tax obligations. Parent pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.

NOTE 15. SEGMENT AND GEOGRAPHICAL INFORMATION

We determine operating segments based on how our chief operating decision maker (“CODM”) manages the business, including making operating decisions, deciding how to allocate resources and evaluating operating performance. Our CODM is our Chief Executive Officer who reviews our operating results on a combined basis. We operate in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by our CODM to make decisions about resource allocation and assess performance. The following table summarizes the allocation of net revenues based on geography:

	Fiscal Year Ended
(In thousands)	2019	2018
United States[1]	$433,293	$397,160
France	138,423	170,468
China	119,010	15,467
Japan	90,837	82,313
Rest of world	416,738	246,905

Total revenues	$1,198,301	$912,313

[1]

During fiscal 2019 and 2018, we had sales of $426.5 million and $388.5 million, respectively, to Parent representing the sale of solar modules to Parent at transfer prices determined based on management’s assessment of market-based pricing terms.

Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.

The following table summarizes the allocation of net property, plant, and equipment based on geography:

	As of
(In thousands)	December 29, 2019	December 30, 2018
Malaysia	$145,246	$126,056
Philippines	92,275	104,158
United States	14,824	22,533
Mexico	18,862	21,529
Europe	9,855	11,348
Other	139	116

Property, plant, and equipment, net, by geography	$281,200	$285,740

Long-lived assets attributed to the U.S. and international geographies are based upon the country in which the asset is located or owned.

NOTE 16. SUBSEQUENT EVENTS

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) a pandemic, which continues to spread globally and has resulted in authorities implementing numerous measures to contain the virus, including travel bans and restrictions, quarantines, shelter-in-place orders and business limitations and shutdowns. While we are unable to accurately predict the full impact over time that the COVID-19 pandemic will have on our operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the pandemic and containment measures, our compliance with these measures has impacted our business and operations and could disrupt that of our customers, suppliers and other counterparties.

In an effort to protect the health and safety of our employees, we took proactive actions from the earliest signs of the outbreak. As a result, we recorded excess capacity costs of $8.5 million during the three months ended March 29, 2020, the majority of which was attributable to the temporary idling of our manufacturing facilities in France, Malaysia, Mexico, and the Philippines to comply with local government authorities’ public health measures, following the outbreak of the COVID-19 pandemic. We will continue to monitor the impact of the pandemic on our business beyond March 2020.